04005466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 15 2004
1086

Form 1-A
Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

24-10063

DAKOTA REAL ESTATE INVESTMENT TRUST
(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103, phone 701-239-6879
(Address, including ZIP code, and telephone number,
including area code of issuer's principal executive office)

Vogel, Weir, Hunke & McCormick, Ltd., 502 First Avenue North, Fargo, North Dakota 58102, phone 701-237-6983
(Name, address, including ZIP code, and telephone number,
including area code, of agent for service)

____
(Primary Standard Industrial Classification Code Number)

91-6441971
(I.R.S. Employer Identification Number)

This Amendment shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies. The Commission will attempt to process the offering statement at the place of filing. However, due to workload or other special considerations, the Commission may refer processing to a different office.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

A no objection letter has been received from the NASD. It is attached hereto as Exhibit 10.

Any engineering, management or similar report referenced in the offering circular.

None.

Such other information as requested by the staff in support of statements, representations, and other assertions contained in the offering statement.

Issuer will be pleased to provide any additional information requested.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable, for the following persons:

The issuer's Board of Trustees.

Name	Business Address	Residential Address
Ray J. Braun	P.O. Box 845 Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072
Bradley C. Fay	1121 Westrac Drive Suite 108 Fargo, ND 58103	2522 Henry Street Bismarck, ND 58501
George A. Gaukler	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Roger Swenson	2422 Madison Sq. Road Fargo, ND 58104	2422 Madison Sq. Road Fargo, ND 58104
Brion J. Henderson	2730 130th R Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Gorman H. King, Jr.	4510 Dalton Rd. Chevy Chase, MD 20815	4510 Dalton Road Chevy Chase, MD 20815
Roy Alan Sheppard	308 Second Street NW P.O. Box 608 Jamestown, ND 58402	1510 Ninth Avenue SE P.O. Box 1007 Jamestown, ND 58402
Kevin Christianson	4620 Amber Valley Parkway Fargo, ND 58104	2207 Centennial Rose Drive South Fargo, ND 58104
Clarice Liechty	511 8th Street SW Jamestown, ND 58402	511 8th Street SW Jamestown, ND 58402
Stan Johnson	1112 Nodak Drive SW Fargo, ND 58103	3619 21st Street South Fargo, ND 58104

The issuer's officers.

Name	Office	Business Address	Residential Address
George Gaukler	President and COO	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Gorman H. King, Jr.	Chairman	4510 Dalton Rd. Chevy Chase, MD 20815	4510 Dalton Road Chevy Chase, MD 20815
Brion J. Henderson	Vice Chairman	2730 130th R Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Bradley C. Fay	Secretary	1121 Westrac Drive Suite 108 Fargo, ND 58103	2522 Henry Street Bismarck, ND 58501
Ray J. Braun	Treasurer	P.O. Box 845 Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072
Ryan Davis	Chief Financial Officer	1330 West Main Street Valley City, ND 58072	630 9th Street NW Valley City, ND 58072

The issuer's general partners.

Not Applicable.

Record owners of 5 percent or more of any class of the issuer's equity securities.

None.

Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

Clarice and Reuben Liechty own 84,041 and Pioneer Center LLP owns 179,629 Units of UPREIT. Under UPREIT's Operating Partnership Agreement, they are eligible to convert Units of UPREIT into shares of the Trust. However, both the Operating Partnership Agreement and the Trust's Amended and Restated Declaration of Trust preclude Mr. and Mrs. Liechty and Pioneer Center LLP from holding more than 9.8 percent of the outstanding shares of the Trust. Therefore, they would be eligible to convert only about 97,365 of their UPREIT Units into Trust Shares.

Promoters of the issuer.

Name	Business Address	Residential Address
Ray J. Braun	117 NW Third Street Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072
Bradley C. Fay	2522 Henry Street Bismarck, ND 58501	2522 Henry Street Bismarck, ND 58501
George A. Gaukler	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Roger Swenson	2422 Madison Sq. Road Fargo, ND 58104	2422 Madison Sq. Road Fargo, ND 58104
Brion J. Henderson	2730 130th Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Gorman H. King, Jr.	1121 Westrac Drive #106 Fargo, ND 58103	4510 Dalton Road Chevy Chase, MD 20815
Roy Alan Sheppard	308 Second Street NW P.O. Box 608 Jamestown, ND 58402	1510 Ninth Avenue SE P.O. Box 1007 Jamestown, ND 58402
James P. Knutson	1330 West Main Street Valley City, ND 58072	1350 Fourth Avenue NE Valley City, ND 58072

Kevin Christianson	4620 Amber Valley Parkway Fargo, ND 58104	2207 Centennial Rose Dr. South Fargo, ND 58104
Clarice Liechty	511 8th Street SW Jamestown, ND 58402	511 8th Street SW Jamestown, ND 58402
Stan Johnson	1112 Nodak Drive SW Fargo, ND 58103	3619 21st Street South Fargo, ND 58104

Affiliates of the issuer.

Bison Capital, Inc.
1121 Westrac Drive, Suite 108
Fargo, ND 58103

Valley Rental Service, Inc.
1330 West Main Street
Valley City, ND 58072

George A. Gaukler
1330 West Main Street
Valley City, ND 58072

Dakota REIT Management, Inc.
1121 Westrac Drive
Fargo, ND 58103

Valley Realty, Inc.
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Hi-Line Construction Inc.
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Valley Electric
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Valley Lumber
1417 Main Street East
Valley City, ND 58072

JSM Cabinet
268 Main Avenue East
West Fargo, ND 58078

Counsel to the issuer with respect to the proposed offering.

Sidney J. Spaeth
Vogel, Weir, Hunke & McCormick, Ltd.
502 First Avenue North
Fargo, ND 58102

Michael J. Smith
Larkin, Hoffman, Daly & Lindgren, Ltd.
1500 Wells Fargo Plaza
7900 Xerxes Avenue South
Minneapolis, MN 55431

Each underwriter with respect to the proposed offering.

Capital Financial Services, Inc.

The underwriter's directors.

Capital Financial Services, Inc.

Robert E. Walstad
Vance C. Castleman
Jacqueline L. Case
Heather B. Ackerman

The underwriter's officers.

Capital Financial Services, Inc.

President	Robert E. Walstad
Treasurer	Heather B. Ackerman
Vice President	Jacqueline L. Case
Secretary	John R. Carlson

The underwriter's general partners.

Not Applicable.

Counsel to the underwriter.

Not Applicable.

ITEM 2. Application of Rule 262.

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The above description does not apply to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

North Dakota and Minnesota.

List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

None.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer.

Dakota Real Estate Investment Trust.

(2) The title and amount of securities issued.

14,785.50 units of beneficial interest (shares) of Dakota Real Estate Investment Trust were sold pursuant to a Regulation A Offering qualified on October 22, 2002. 10,821.46 shares were sold at 125 per unit. Additionally, 3,964.04 shares were purchased by current shareholders at 90 percent of the offering cost ($112.50) pursuant to Dakota REIT's dividend reinvestment plan. Total proceeds of this offering were $1,798,638. Net proceeds to the Issuer totaled $1,690,423.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof.

The aggregate offering price was determined by the Board of Trustees to be $125, although current shareholders were eligible to reinvest dividends and purchase new shares at 90 percent of the offering price ($112.50). The price is set by the board after the board calculates the net asset market value. The board applies a capitalization rate to operations of the Trust's properties over the prior twelve months, and divides that capitalization rate by the number of shares outstanding. The board then uses this figure and its discretion to set the share price.

(4) The names and identities of the persons to whom the securities were issued.

See attached Exhibit 3(a).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A.

ITEM 6. Other Present or Proposed Offerings.

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Dakota UPREIT Limited Partnership, an affiliate of Dakota REIT, sold 15,625 Units of Limited Partnership pursuant to a Regulation D offering under the Securities Act of 1933. That offering concluded on July 2, 2002 and produced total proceeds to Dakota UPREIT of $1,875,000. In return for the Units of Limited Partnership, UPREIT received a 24-Unit apartment building in Fargo, N.D., in one exchange, a commercial office building in Fargo, N.D. in a second exchange, and a strip mall in West Fargo, N.D., in a third exchange. All three properties were within UPREIT's investment criteria. Pursuant to this offering under Rule 506 of Regulation D, offers and sales of UPREIT units were made only to accredited investors who agreed to transfer eligible real estate in exchange for units. There was no public offering or advertising of these units.

Dakota UPREIT is offering up to $3 million in units of limited partnership pursuant to a Regulation D offering that commenced in the fall of 2002 and will continue to the fall of 2003. Thus far, UPREIT has issued 9,544.04 Units ($1,193,005) in exchange for the Amber Fields Apartment Complex and 3,600 Units ($450,000) for Westlake Townhomes. Both properties are in Fargo, ND. The total value of these 13,144.04 units issued in these exchanges was $1,643,005. Any additional properties acquired in exchange for Units of Dakota UPREIT will be within UPREIT's investment criteria. Units of Dakota UPREIT and shares of Dakota REIT carry the same valuation. Therefore, Dakota UPREIT will offer units of limited partnership at $125 per share. This offering is being conducted pursuant to Rule 506 of Regulation D. Offers are being made only to accredited investors or persons represented by qualified investor representatives. Offers are being made only to persons who agree to transfer eligible real estate in exchange for units. There will be no public offering or general advertising of these units.

ITEM 7. Marketing Arrangements.

Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None on a contingent basis.

ITEM 9. Use of a Solicitation of Interest Document.

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

Part II - Offering Circular

Dakota Real Estate Investment Trust
Maximum Offering: 444,444 Units of Beneficial Interest (Shares) at $6.75 per Share
Minimum Offering: None / Minimum Purchase: 296 Shares ($2,000.00)

The Dakota Real Estate Investment Trust ("the Trust") is a business trust organized in North Dakota on May 20, 1997. Our principal place of business is 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103 and our telephone number is (701) 239-6879. The Trust's assets consist of a controlling interest in Dakota UPREIT, a North Dakota Limited Partnership ("UPREIT"). UPREIT utilizes its assets to invest in real estate properties. The Trust is the General Partner and manager of UPREIT. The proceeds of this offering will be invested in UPREIT, which will use the proceeds to add to the UPREIT's working capital to be used for construction or acquisition of real estate properties.

PUBLIC OFFERING PURSUANT TO REGULATION "A"			
	Price to Public	**Sales Commissions**	**Proceeds to Issuer**
Per Share	$6.75	$.6075	$6.1425[1]
Total Offering (444,444 Shares)	$3,000,000.00	$270,000.00	$2,730,000.00

Investment in these shares involves material risk and there is no guarantee investors will make money or even receive the return of their investment. (See "Risk Factors") Among the risk factors are the following:

The estimated book value of the shares after this offering will be $5.02. Therefore, a purchaser paying $6.75 per share will incur an immediate book value dilution of $1.73 per share.

Economic conditions which the trust cannot predict or control may have a negative impact on the value of the Trust's assets. There is no public market for these shares and no assurance can be made that a market will develop. Purchasers may have to sell their shares at a loss. The price of these shares has been arbitrarily determined. The Trust will be taxed as a corporation if it fails to qualify as a REIT. The General Partner, Advisor and its Affiliates are or may be involved in activities which create a conflict of interest with the Trust.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

These Securities have not been approved or disapproved by the Securities Commissioner of any state nor have they passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense. The shares will be offered on a best-efforts basis by our Underwriter Capital Financial Services, Inc., which will be paid a commission of 9% of sales and which may pay a subcommission of 7% of sales to registered broker/dealers who procure sales of these units.

The date of this Offering Circular is _________________.

---

1 Proceeds of the Offering will differ in the case of purchase by current shareholders and UPREIT unitholders. Current shareholders are eligible to reinvest their distributions and purchase shares for $6.075. These purchases would reduce proceeds to the Trust by $.675 per share. Certain holders of UPREIT units are eligible to exchange those units for Trust shares. Currently, 312,700 UPREIT units are eligible for exchange. As of January 1, 2004, an additional 263,000 units will be eligible for conversion. No commissions or fees will be incurred on those transactions so the Trust will receive units valued at $6.75 for those shares. Depending on the number of shares purchased under the distribution reinvestment plan and through UPREIT conversions, proceeds to the Trust could range from $0 to $3,000,000 if all units are sold. If all eligible UPREIT units were converted, the proceeds to the Trust would consist of $0 in cash and $3,000,000 in increased equity in UPREIT.

WHO MAY INVEST

This offering is available to residents of the states of North Dakota and Minnesota who have either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year.

For North Dakota residents only, this suitability standard shall not apply to purchases of less than $25,000 of Shares in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles.

No Subscription Agreements may be accepted by the Trust until at least 5 business days after the subscriber receives this Offering Circular.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer.

The Shares are offered subject to acceptance of orders, prior sale and withdrawal or cancellation of the offering at any time without prior notice.

The Trust offers for sale to qualified purchasers who reside in the states of North Dakota or Minnesota up to 444,444 shares of the Trust at $6.75 per share. Current shareholders are eligible to reinvest their distributions in exchange for Trust shares at 90 percent of the selling price. (*See* Distribution Reinvestment Plan). Additionally, holders of units of limited partnership of Dakota UPREIT may exchange those units for Trust shares after a one-year holding period. As a consequence, fewer than 444,444 shares will be available for purchase by new shareholders. There is no minimum number of sales required by the Trust in this Offering. Purchasers must purchase a minimum of 296 shares, a $2,000 investment.

As of June 1, 2003, there were 993,528 shares outstanding. Depending on the number of shares sold pursuant to this Offering, the number of shares outstanding will be as follows:

If 10% sold:	1,037,972
If 50% sold:	1,215,750
If 100% sold:	1,437,972

Current shareholders are eligible to reinvest their cash distribution in additional shares of the Trust at 90 percent of the then-current offering price. A shareholder may elect at any time to join the Distribution Reinvestment Plan. No brokerage fees or administration fees are charged in connection with the Distribution Reinvestment Plan.

The Trust's assets consist entirely of a General Partnership interest in Dakota UPREIT, a North Dakota Limited Partnership ("UPREIT"). UPREIT utilizes its assets to invest in real estate properties. The Trust is the General Partner and manager of UPREIT. The proceeds of this offering will be used to increase the Trust's investment in UPREIT, which will use the proceeds to add to UPREIT's working capital to be used for construction or acquisition of real estate properties. (See "Use of Proceeds.")

Summary of Risk Factor. This offering involves significant risks. A more detailed listing of risk factors is set out in the section entitled "Risk Factors".

- As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest of UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000 to serve as the operating partnership for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT. Under federal and state law and pursuant to the terms of the UPREIT Limited Partnership Agreement, UPREIT is authorized to accept real estate as an investment in return for units of limited partnership. After the close of this offering, UPREIT will continue to seek investments from other investors. UPREIT will seek to exchange units of limited partnership in exchange for eligible real estate property from accredited investors under offerings conducted under Rule 506 of Regulation D of the Securities Act. Additionally, The Trust will continue to seek additional investors. The Trust will seek investment either through Regulation A offerings or pursuant to a Registration Statement filed with the SEC. These additional investments will dilute the percentage ownership interests of current investors of The Trust and investors in this offering. Additionally, Trust investments in UPREIT will dilute the percentage ownership of limited partners of UPREIT. See "Book Value Dilution."

- There is no public trading market for the Trust's Shares. Shareholders may only be able to liquidate their Shares at a discount from the offering price. The price of these Shares has been arbitrarily determined by the Board of Trustees. The estimated book value of the Shares after this offering will be $5.02. Therefore, a purchaser paying $6.75 per share will incur an immediate book value dilution of $1.73 per share.

- The Advisor and its Affiliates will receive various fees for performing property management and other services, and the determination of such compensation has been made without the benefit of arms'-length negotiations with the Board of Trustees. See "Compensation of Advisor and Affiliates."

- The Advisor and its Affiliates are subject to conflicts of interest in respect to their relationships and agreements with the Trust. See "Conflicts of Interest."

- There is no guarantee that the shareholders will receive cash distributions for their investments.

- Investors should carefully read the Offering Circular. *The Trust reserves the right to limit the sale of Shares to any one entity or person.*

- Economic conditions which the Trust cannot predict or control may have a negative impact on the value of the Trust's assets.

- The Trust will be taxed as a corporation if it fails to qualify as a REIT.

The Trust. The Trust was organized on May 20, 1997, and began business operations on October 1, 1997. As of June 1, 2003, there were 993,528 Shares of The Trust outstanding.

The Trust is an unincorporated but registered business trust and has been formed under North Dakota law. The Trust qualifies as a REIT but, to date, has not received confirmation of its qualification from the Internal Revenue Service. The Trust has a term of existence consistent with North Dakota law. The Trust's assets, including the proceeds of this offering, consist of a general partnership interest in UPREIT, the entity which acquires and owns the real estate assets and other assets of the Trust. The Trust is the general partner of UPREIT and makes all of the investment decisions of UPREIT. The Trust will invest in properties that the Board of Trustees considers suitable investments. Properties can and may include commercial properties and multi-family units, such as apartment buildings. The Trust's principal office is located at 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103, telephone 701-239-6879.

The Trust is registered as required by the laws of North Dakota and meets the requirements under Internal Revenue Code Section 856 of a real estate investment trust. Internal Revenue Code Section 856 requires that 75% of the assets of a real estate investment trust must consist of real estate assets and that 75% of its gross income must be derived from real estate. The net income of the Trust is allocated in accordance with the Share ownership in the same fashion as a regular corporation.

Sponsor and Advisor. The Sponsor and Advisor of the Trust is Dakota REIT Management, Inc., which was specifically formed for such purpose.

Management of the Trust. The Advisor will manage the affairs of the Trust, subject to the review and overall control of the Board of Trustees, who may remove the Advisor without cause.

The Properties. As of the date of this offering circular, UPREIT has invested in thirteen residential apartment buildings comprising a total of 364 residential apartment units. UPREIT has invested in an office/warehouse commercial building, a commercial office building, and a retail strip mall. In addition, UPREIT has invested in separate limited partnerships that own the Richard P. Stadter Psychiatric Hospital in Grand Forks, N.D., the PRACS pharmaceutical research facility in Fargo, N.D, and the 32nd Center strip mall in Fargo, N.D. UPREIT may decide to acquire properties elsewhere that the Board of Trustees of the Trust considers as suitable investments. UPREIT may invest in any combination of residential and commercial real estate properties. (The investments are set forth below in a chart entitled Property owned by UPREIT.) The Trust has had no prior programs.

Investment Objectives. The Trust's investment objectives are (i) to preserve, protect and return Shareholder's capital, (ii) provide cash distributions on a quarterly basis in the Trustee's discretion, a portion of which (due to depreciation) may not constitute current taxable income, and (iii) provide growth of capital investment through potential appreciation in the value of the Trust's properties. *There is no assurance that such objectives will be attained.*

Conflicts of Interest. The relationships among the Trust, its Board of Trustees, the Advisor and its Affiliates do and will result in conflicts of interest including (a) agreements between the Trust and its Advisor and Affiliates, including those relating to compensation and those pertaining to actual and potential purchases or sales of property, which are not the result of arms'-length negotiations; (b) the Advisor and Affiliates will devote only so much of their time to the business of the Trust as they determine, and will allocate their time, as they determine, among existing and future programs in which they are involved; (c) the Advisor and Affiliates may form future investment programs that may be in competition with the Trust for properties and tenants; and (d) the Trust, its Board of Trustees, the Advisor and Affiliates are not represented by separate independent legal counsel. See "Conflicts of Interest."

Compensation of Advisor and Affiliates. Compensation to the Advisor and Affiliates has not been subject to arms'-length negotiations with the Trust. See "Information About Advisor and Affiliates" for the various types of compensation, fees, profits, reimbursements and distributions including (a) sales commissions to Bison Capital, an Affiliate of the Advisor; (b) acquisition fees to the Advisor and Affiliates; (c) advisory fee to the Advisor; (d) property management fee to the Advisor's related property management company, Valley Rental Service, Inc.; and (e) real estate brokerage commission to an Affiliate, Valley Realty, Inc., which may or may not be involved in either acquisitions or dispositions of Trust properties. An advisory management fee and operating costs of .8% (eight-tenths of one percent) of "net invested assets" is expected to be incurred for administrative services provided for the management of the Trust. The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of some of the properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from Affiliate George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The annual property management fee paid on other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of the Advisor.

The following chart sets forth compensation to affiliates. An explanation of these fees is set forth in the "Compensation to Affiliates" section of this Offering Circular.

Type of Fee	Purpose of Fee	Paid To	Amount of Fee
Selling Commissions	Commissions to the Underwriter and subcommissions to registered broker/dealers for selling these shares	Capital Financial Services, Inc., our underwriter, who will be paid 9% of all sales, and who will pay 7% to registered broker/dealers, potentially including Bison Capital, Inc., an affiliate of George Gaukler, President of the Trust, who procure sales.	9% of sales ($270,000)
Advisor's Management Fee	Management of the Trust's daily operations	Dakota REIT Management, Inc., an affiliate of George Gaukler, President of the Trust	.8 of 1% (eight-tenths of one percent) of the net invested assets of the Trust
Property Management Fee	Property management	Valley Rental Service, Inc., an affiliate of George Gaukler, President of the Trust	4% to 5% of rents
Trustee Fees	Compensation for attending Board of Trustee and Committee Meetings	Trustees, except George Gaukler	$250 per meeting
Acquisition and Disposition Fees	Due diligence for acquisition or disposition of properties	Dakota REIT Management, Inc.	Acquisition fee: Up to one-half of 1% of sales price, but not to exceed $12,500. Disposition fee: 3% of gross selling price.

Limitations on the Transferability of Shares. No public market for the Shares presently exists, and there can be no assurance that a market ever will develop or that the Shares will ever be listed on any national or regional exchange. The Trustees presently do not intend to list the Shares on such an exchange. Under certain circumstances the Trust may prevent the accumulation or transfer of Shares in order to protect the tax status of the Trust as a REIT. See "Summary of Amended and Restated Declaration of Trust—Limit on the Amount of Shares Owned," and "—Certain Transfer Restrictions-Redemptions."

Duration of the Trust. The Trust will continue to exist, unless sooner terminated by a majority vote of the Shareholders, until the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees, each of whom has signed the original Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale proceeds (after provision for payment of the Trust's liabilities) to Shareholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Shareholders. In all events, this Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities.

Dakota UPREIT. As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest in UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000, to serve as the investment vehicle for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT. As of June 1, 2003, the Trust owned 993,528 shares of UPREIT, which interest constitutes an 63.3 percent interest in UPREIT. Limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management of, the limited partnership.

The Underwriter. These shares will be offered on a best-efforts basis by our Underwriter Capital Financial Services, Inc., which will be paid a commission of 9% of sales and which may pay a subcommission of 7% of sales to registered broker/dealers who procure sales of these units. Capital Financial Services, Inc., is a broker/dealer registered with the National Association of Securities Dealers and is based in Minot, N.D. Capital Financial Services, Inc., will only enter into subcommission agreements with broker/dealers who are registered with the NASD and either the state of North Dakota or the state of Minnesota. Those broker/dealers likely will include Bison Capital, Inc., which is affiliated with George Gaukler, President of the Trust.

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USE OF PROCEEDS

Additional properties for acquisition by UPREIT will be identified, analyzed, and selected by the Board of Trustees of The Trust, the general partner of UPREIT, according to the investment criteria set forth below. (*See* Criteria for Selecting UPREIT properties). All proceeds of this Offering will be used to increase the Trust's investment in UPREIT. UPREIT will utilize its investment proceeds as follows:

	(1) If Minimum Sold 0%	*If Portion Sold 10%*	*If Portion Sold 50% (A)*	*If Portion Sold 50% (B)*	(2) Projected If Maximum Sold (A)	Projected If Maximum Sold (B)
Total Proceeds	$0	$300,000 100%	$1,500,000 100%	$1,500,000 100%	$3,000,000 100%	$3,000,000 100%
Uses of Proceeds						
Offering Costs						
Commissions and Finders Fees(2)	$0	$27,000 9.0%	$135,000 9.0%	$135,000 9.0%	$270,000 9.0%	$270,000 9.0%
Legal/Filing	$0	$25,000 8.3%	$25,000 1.7%	$25,000 1.7%	$25,000 .8%	$25,000 .8%
Copying and Advertising	$0	$5,000 1.7%	$5,000 .3%	$5,000 .3%	$5,000 .2%	$5,000 .2%
Total Offering Costs	$0(3)	$57,000 19%(3)	$165,000 11%	$165,000 11%	$300,000 10%	$300,000 10%
Investments						
(4) UPREIT Conversions	$0	$0	$0	$1,335,000 89%	$0	$2,111,000 70%
(5) Net Investments	$0	$243,000 81%	$1,335,000 89%	$0 %	$2,700,000 90%	$589,000 20%
Total uses of Proceeds	$0	$300,000 100%	$1,500,000 100%	$1,500,000 100%	$3,000,000 100.0%	$3,000,000 100.0%

(A) These columns represent use of proceeds if there are no UPREIT conversions.

(B) These columns represent use of proceeds if all eligible UPREIT units are converted.

(1) There is no minimum amount of proceeds that must be raised before the Trust may use the proceeds of the offering

(2) Proceeds of the Offering will differ in the case of purchase by current shareholders. Current shareholders are eligible to reinvest their distributions and purchase shares for $6.075. These purchases would reduce proceeds to the Trust by $.675 per share. However, no commission fees would be paid on these purchases by existing shareholders.

(3) Total offering costs charged to the Trust will not exceed 15 percent of the proceeds raised. To the extent offering costs actually exceed 15 percent of the total raised, those costs will be paid by the Advisor.

(4) Certain holders of UPREIT units are eligible, although none have expressed an intention, to exchange those units for Trust shares. Currently, 312,700 UPREIT units are eligible for exchange. As of January 1, 2004, an additional 263,000 units will be eligible for conversion. No commissions or fees will be incurred on those transactions so the Trust will receive units valued at $6.75 for those shares. Depending on the number of shares purchased under the distribution reinvestment plan and through UPREIT conversions, proceeds to the Trust could range from $0 to $2,730,000 if all units are sold. If all eligible UPREIT units were converted, the $3,000,000 in proceeds to the Trust would consist off $0 in cash and $3,000,000 in increased equity in UPREIT.

(5) The proceeds invested in real estate projects may include acquisition fees not to exceed 6% of the contract price of the property acquired. Any acquisition fee paid to an affiliate will not exceed one-half of 1% of the contract price up to $12,500. The proceeds will not be used to discharge current indebtedness with the exception of the related offering costs as summarized above.

SUMMARY OF THE RIGHTS OF SHAREHOLDERS

The rights of Shareholders are summarized below. Such limited description is qualified in its entirety by specific reference to the Amended and Restated Declaration of Trust which is included as an Exhibit to this Offering Circular.

Distribution Policy

The Trust intends to declare and pay distributions quarterly or on a more frequent basis as the Trustees may decide. The Trustees determine and declare the amount of distributions, taking into consideration Trust operations, cash flow, REIT taxation qualification requirements and the financial condition of the Trust. Distributions have been declared and paid to Shareholders each quarter since the Trust's inception. The distributions declared and paid are set forth below.

Distributions Declared

Year	Period	Offering Price (per Share)	Distribution Per Share	Total Distribution	Distributions Reinvested at 90% of Offering Price	Percentage of Distribution Taxable as Ordinary (Current Income)
1998	1st Quarter	$100.00	$1.50	$9,375	$8,625	
	2nd Quarter	$100.00	$1.50	$11,647	$10,485	
	3rd Quarter	$100.00	$1.50	$21,019	$18,769	
	4th Quarter	$100.00	$1.50	$24,902	$2,652	
Annual Total			$6.00	$66,943	$60,531	0%
1999	1st Quarter	$100.00	$1.50	$28,925	$26,675	
	2nd Quarter	$120.00	$1.75	$36,515	$33,890	
	3rd Quarter	$120.00	$1.80	$39,304	$36,604	
	4th Quarter	$120.00	$1.85	$41,437	$36,677	
Annual Total			$6.90	$146,181	$133,846	23%
2000	1st Quarter	$120.00	$1.90	$44,760	$39,872	
	2nd Quarter	$120.00	$1.95	$47,436	$42,560	
	3rd Quarter	$120.00	$2.00	$50,084	$45,080	
	4th Quarter	$120.00	$2.05	$53,847	$48,720	
Annual Total			$7.90	$196,127	$176,232	26%

2001	1st Quarter	$120.00	$2.10	$59,797	$53,945	
	2nd Quarter	$120.00	$2.15	$67,310	$61,013	
	3rd Quarter	$120.00	$2.20	$73,268	$66,506	
	4th Quarter	$120.00	$2.25	$78,488	$67,307	
Year to Date			$8.70	$278,863	$248,771	7%
2002	1st Quarter	$125.00	$2.275	$95,855	$70,406	
	2nd Quarter	$125.00	$2.275	$97,307	$69,947	
	3rd Quarter	$125.00	$2.275	$98,750	$72,768	
	4th Quarter	$125.00	$2.275	$125,300	$80,690	
	Total		$9.10	$417,212	$293,811	17%
2003	1st Quarter	$125	$2.118	$147,512	$88,187	
	2nd Quarter	$135/$6.75*	$1.68/$.084*	$116,513	$70,206	

*A 20-for-1 stock split occurred in the second quarter of 2003. For comparison purposes, we have listed dollar amounts before the split and after the split.

Distributions That May be Return of Capital. Due primarily to depreciation deductions, the Trust's cash flow from operations is expected to exceed its taxable income, and to the extent such cash flow in excess of taxable income is distributed to Shareholders as distributions, it is expected that a portion of the distributions to Shareholders from Cash From Operations will be deemed to be a return of capital. A return of capital is applied to reduce the Shareholder's tax basis in his or her Shares and is nontaxable until the basis has been reduced to zero. Thereafter, such return of capital would be a taxable gain. Trust liquidation proceeds, if any, received by a Shareholder which exceed the Shareholder's basis will be taxed as gain at the time of receipt.

Distribution Reinvestment Plan. The Trust offers its shareholders the opportunity to reinvest their cash distribution in additional shares of The Trust. Shares purchased under this plan will be discounted from the most recent public offering by 10%. The Shares issued will be qualified as part of the then current offering. A shareholder may elect at any time to join the Distribution Reinvestment Plan. A copy of the Distribution Reinvestment Plan is attached as an Exhibit to this Offering Circular. Shareholders will pay no brokerage fees and The Trust will not charge a fee in administering the distribution reinvestment plan.

Distributions of Cash From Sale or Financing of Properties

UPREIT expects to hold its properties for varying and indefinite periods. It may sell them and distribute the proceeds on a property-by-property basis in the following order of priority:

> _First_, to senior debtholders, if any, in an amount equal to 100% of their borrowed capital (on a property-by-property basis); _second_, to Shareholders on a per-share basis for the remainder of the assets to be distributed.

Distributions to Shareholders of Cash From Sale or Financing of Properties are subject to prior payment of secured and unsecured debt which has priority. To the extent that proceeds from the sale of properties are not sufficient to meet the obligations created by such debt, then Shareholders would suffer loss of their investment.

Voting

Each Share is entitled to one vote on all matters, and cumulative voting is allowed in the election of members to the Board of Trustees.

RISK FACTORS

The purchase of Shares involves various risks. Prospective investors should carefully consider the following risks, among others, before making a decision to purchase Shares and become investors in this Trust. An investment in these securities is speculative and involves a high degree of risk, and should be considered only by persons who can afford the loss of their entire investment.

Conflicts of Interest among the Trust and affiliated entities produce agreements and relationships which do not have the benefit of having been negotiated between unrelated parties.

Various conflicts of interest exist – and will arise in the future – among the Trust, its Board of Trustees, the Advisor and its Affiliates. These conflicts present the risk to shareholders that the contracts entered into between the Trust and Affiliates have not been negotiated at arm's length. As a consequence, agreements between related parties do not carry the indicia of fairness that a transaction negotiated between unrelated parties would have, and bear closer scrutiny by investors and Independent Trustees who were not involved in the transactions. These conflicts also present the risk that shareholders will have a more difficult time removing management companies they are dissatisfied with than if those management companies were unrelated. The Trust's accountants, attorneys and other advisors represent The Trust, and not individual investors. As a result, investors must consult their own professional advisors for investment, legal, tax, financial or other advice. Because advisors represent the Trust and not individual investors, investors would need to hire and consult their own advisors in the event a dispute arises.

The Trust's assets are not diversified and consist entirely of investments in real estate.

All real property investments are subject to some degree of risk. Equity real estate investments tend to limit the ability of the Trust to vary its portfolio promptly in response to changing economic, financial and investment conditions. Such investments will be subject to risks such as adverse changes in general and local economic conditions, or local conditions such as excessive building resulting in an oversupply of existing space or a decrease in employment reducing the demand for space or tenants. Such investments will also be subject to other factors affecting real estate values, including (i) possible federal, state or local regulations and controls affecting rents, price of goods, fuel and energy consumption and prices, water, and environmental restrictions affecting new construction, (ii) increasing labor and material costs, (iii) the attractiveness of the property to tenants in the neighborhood, and (iv) state and federal income tax liability. Economic conditions which the Trust cannot predict or control may have a negative impact on the value of UPREIT's assets.

Real Estate Investments are illiquid and cannot be disposed of quickly.

Shareholders may not be able to liquidate their investment in the event of an emergency. There can be no assurance that the Shares will ever be listed on a national or regional exchange, or if so listed, that a public trading market will develop. Without the benefit of an established public trading market, the Shares may remain illiquid and not readily accepted as loan collateral. Consequently, the purchase of Shares should be considered only as a long-term investment. Furthermore, even if a market for the sale of Shares were to develop, no assurance can be given as to the value which a Shareholder could receive for his or her Shares.

The Trust May Limit Ownership of Shares in Order to Remain qualified as a REIT.

In order for the Trust to qualify as a REIT, no more than 50% of the outstanding Shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the Trust's taxable year. To ensure that the Trust will not fail to qualify as a REIT under this test, the Amended and Restated Declaration of Trust authorizes the Trustees to take such actions as may be required to preserve its qualification as a REIT, and limit any person to direct or indirect ownership of no more than a limited percentage of the outstanding Shares of the Trust. While these restrictions are designed to prevent any five individuals from owning more than 50% of the Shares, they would also make virtually impossible a change of control of the Trust. The restrictions and provisions may also (i) deter individuals and entities from making tender offers for Shares, which offers may be attractive to Shareholders, or (ii) limit the opportunity for Shareholders to receive a premium for their Shares in the event an investor is making purchases of Shares in order to acquire a block of Shares.

UPREIT has not identified properties it will acquire in the future.

Future properties to be acquired by UPREIT have not yet been determined. Because future acquisitions have not been identified, the prospective investor has no information to assist in his or her investment decision as to the identification or location of, or as to the operating histories of, or other relevant economic and financial data pertaining to, the properties to be purchased by UPREIT, and must rely entirely on the investment judgment of the Advisor and the Board of Trustees.

The imposition of rent controls in some cities would affect UPREIT's ability to generate rental revenue.

Some cities impose controls and restrictions on rental charges for personal living facilities. Accordingly, some of UPREIT's properties may be or become subject to rent controls. Such controls could limit the operating profitability of UPREIT's properties and the Trust because they would limit the amount of revenue a property could achieve.

Overall general economic conditions, which The Trust cannot predict, may limit the ability of UPREIT to purchase properties or of tenants to pay rent when due.

Periods of tight credit and high interest rates may adversely affect the ability of UPREIT to acquire properties. The inability of UPREIT to acquire new properties further constrains The Trust's diversification and growth. On the other hand, during times of economic recession the ability of tenants to rent spaces from UPREIT and timely pay rent when due may be adversely affected. This would limit the income available to UPREIT for distribution to its Unitholders and, consequently, limit The Trust's ability to allocate distributions to its shareholders. There may be future shortages or increased costs of fuel, natural gas, water, or electric power, or allocations thereof by suppliers or governmental regulatory bodies in the areas where property purchased by UPREIT is located. In the event that any such shortages, price increases or allocations occur, the financial condition of tenants of UPREIT may be adversely affected. The Trust is unable to predict the extent, if any, to which such shortages, increased prices or allocations would influence the ability of tenants to make rent payments and the Trust to make cash distributions to Shareholders.

Real estate investments of UPREIT face competition from other real estate properties.

The results of operation of the Trust will depend upon the availability of suitable opportunities for investment of its funds by UPREIT, and on the yields available from time to time on real estate and other investments, which, in turn, depends to a large extent on the type of investment involved, the condition of the money markets, the nature and geographic location of the property, and competition and other factors, none of which can be predicted with certainty. Even though the Advisor and its Affiliates have years of experience of acquiring properties suitable for UPREIT's investment, UPREIT will be competing for acceptable investments with private investors and other real estate investment programs. Many of these competitors have greater experience and resources than UPREIT.

Ownership of real estate carries risk of uninsured losses and environmental liabilities.

The Trust intends to maintain what it believes to be adequate property damage, fire loss and liability insurance.

However, there are certain types of losses (generally of a catastrophic nature) which may be either uninsurable or not economically insurable. Such excluded risks may include war, earthquake, hurricane, terrorism, certain environmental hazards and floods. Should such events occur, (i) UPREIT and the Trust might suffer a loss of capital invested, (ii) tenants of spaces may suffer losses and may be unable to pay rent for the spaces, and (iii) UPREIT and the trust may suffer loss of profits which might be anticipated from one or more properties.

Federal law (and the laws of some states in which UPREIT may acquire properties) imposes liability on a landowner for the presence on the premises of hazardous substances or wastes (as defined by present and future federal and state laws and regulations). This liability is without regard to fault or knowledge of the presence of such substances and may be imposed jointly and severally upon all succeeding landowners. If such hazardous substances are discovered on a property acquired by UPREIT, UPREIT could incur liability for the removal of the substances and the cleanup of the property. There can be no assurance that UPREIT would have effective remedies against prior owners of the property. In addition, UPREIT may be liable to tenants and may find it difficult or impossible to sell the property either prior to or following any such cleanup.

Shareholders cannot manage the Trust and must rely on management to act on their behalf.

The Trustees are accountable to the Trust as fiduciaries and must exercise good faith and integrity in handling Trust affairs. The Trustees have the authority to approve or disapprove all investments recommended to UPREIT by the Advisor. The Trustees will have ultimate control over the management of the Trust and the conduct of Trust affairs, including management of UPREIT and the acquisition and disposition of UPREIT's assets. However, shareholders have no right or power to take part in the direct management of the Trust or UPREIT and the success of the Trust and UPREIT will depend, to a large extent, on the services and performance of the Advisor.

Subject to some conditions and limitations, the Amended and Restated Declaration of Trust limits the liability of, and provides for the Trust to indemnify, the Trustees, the Advisor and their Affiliates, and to provide insurance coverage and pay for all premiums thereon to protect the Board of Trustees while acting for and on behalf of the Trust. See "Summary of Amended and Restated Declaration of Trust—Limited Liability of Trustees," and "—Indemnification of Trustees and Affiliates."

There is no minimum amount of money required to be received in this Offering. Sales of fewer than all of the Shares will limit UPREIT's ability to invest in new properties.

There is no assurance that the Trust will sell the maximum amount of Shares it is intending on selling at the present time. The failure to raise adequate funding could jeopardize the potential profitability of the Trust and its ability to diversify UPREIT's acquisitions, both geographically and by size of properties purchased. Diversification of UPREIT's assets provides a measure of safety, because in the event certain investments become unprofitable, UPREIT may be able to rely on other properties to avoid operating losses. Additionally, there may be delay in the time an investor makes his or her investment and the time UPREIT is able to identify and purchase a suitable investment. This delay may hinder the ability of UPREIT to achieve income from a property during the time of the delay.

There is No Assurance that Shareholders will receive Cash Distributions or Property Appreciation.

There is no assurance as to when or whether cash will be available for distribution to Shareholders. There is no assurance that the Trust will operate at a profit or that any properties acquired by UPREIT will appreciate in value or can ever be sold at a profit. The value and marketability of UPREIT's properties will depend upon many factors beyond the control of the Trust or UPREIT, and there is no assurance that there will be a ready market for the properties owned by UPREIT since investments in real property are generally non-liquid.

Operating expenses of the Trust, including certain compensation to the Advisor and its Affiliates and the Independent Trustees, will be incurred and must be paid irrespective of the Trust's profitability.

Investments in the Trust are subject to Immediate Dilution of Share Value.

The estimated book value of the Shares after this offering will be $5.02. Therefore, a purchaser paying $6.75 per share will incur an immediate book value dilution of $1.73 per share. In addition, because this is a best-efforts offering, the shares will be subject to varying levels of dilution depending upon the number of shares sold in this Offering. The following chart sets forth the Book Value Dilution of Shares based upon scenarios where 100 percent, 50 percent, or 10 percent of the shares are sold in this Offering.

Book Value Dilution

			Per Share		
% Sold	Offering Price	Directors Price *	Before Distribution	After Distribution	Value of Dilution
100%	$6.75/Share	$6.075/Share	4.72	5.02	1.73
50%	$6.75/Share	$6.075/Share	4.72	4.88	1.87
10%	$6.75/Share	$6.075/Share	4.72	4.74	2.01

*The initial board of directors and initial shareholders of $100,000 or more (there are only two) have the option to purchase up to an additional $100,000 of shares of beneficial interest at 90% of the price being paid by a new subscriber for a period not to exceed ten years. The trust will not pay a sales commission on the shares purchased under this program.

Investments in The Trust are subject to dilution by future sales of securities by both The Trust and UPREIT.

As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest in UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000, to serve as the investment vehicle for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT. Under federal and state law and pursuant to the terms of the UPREIT Limited Partnership Agreement, UPREIT is authorized to accept real estate as an investment in return for shares of limited partnership. After the close of this offering, UPREIT will continue to seek investments from other investors, both in the form of cash and property. Additionally, The Trust may, and probably will, continue to seek additional investors pursuant to a subsequent securities offerings. These additional investments will dilute the percentage ownership interests of current investors of The Trust and investors in this offering.

If The Trust fails to qualify as a Real Estate Investment Trust, The Trust and investors may suffer adverse tax consequences. The Trust and Investors may also suffer adverse tax consequences from other unanticipated events.

Although management believes that the Trust, since January 1, 2000, has been organized and operated to qualify as a REIT under the Code, no assurance can be given that the Trust has in fact operated or will be able to continue to operate in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Trust's control. For example, in order to qualify as a REIT, at least 95% of the Trust's taxable gross income in any year must be derived from qualifying sources and the Trust must

make distributions to shareholders aggregating annually at least 90% of its REIT taxable income (excluding net capital gains). Thus, to the extent revenues from non-qualifying sources are more than 5% of the Trust's gross income in any taxable year, the Trust will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions apply, and, even if those relief provisions apply, a tax would be imposed with respect to excess net income, any of which could have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. Additionally, to the extent UPREIT was determined to be taxable as a corporation, the Trust would not qualify as a REIT, which could have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. Finally, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If the Trust fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, which would likely have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. In addition, unless entitled to relief under certain statutory provisions, the Trust would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce funds available for investment or distributions to you because of the additional tax liability to the Trust for the year or years involved. In addition, the Trust would no longer be required to make distributions to you. To the extent that distributions to you would have been made in anticipation of qualifying as a REIT, the Trust might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

For a further discussion of income tax issues, see "Material U.S. Federal Income Tax Consequences."

THE TRUST

Description of Business. The Trust began operations in October 1997. The Trust is the general partner of UPREIT, whose primary goal is to acquire income-producing real state properties and operate them in a manner that will provide cash flow for the payment of distributions to its shareholders and capital appreciation to the Trust's assets. The Trust intends to invest in the upper Midwest region, but as the date of this offering, all properties are located in North Dakota. The Trust was organized for the purposes for which it now operates and has had no prior programs.

The Trust operates its assets through UPREIT, which holds title to the properties and for which it is the general partner. All management and investment decisions are made by The Trust.

Property acquired by UPREIT may be leveraged up to 75% of its value. Currently, The Trust has borrowed 68.17% of the current properties' investment value.

The Trust attempts to diversify UPREIT's real estate holding at about 70% residential multifamily and 30% commercial. Currently, UPREIT's properties are 73% residential and 27% commercial. The residential properties are primarily managed by Valley Rental Service, Inc., an Affiliate of George Gaukler. The contracts call for a 4% management fee and may be terminated by either party upon 30-days notice.

The Trust has no employees. The Trust has an advisory contract with Dakota REIT Management, Inc., which is responsible for the daily operation of The Trust. Dakota REIT Management, Inc., receives a fee of .8% (eight-tenths of one percent) of net invested assets, and an acquisition fee that will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500), for the cost of due diligence property review.

Investment Policies of the Trust. Property to be purchased for investment will be approved by the board of Trustees. UPREIT intends to invest in the upper Midwest region and more particularly in North Dakota, Minnesota, and South Dakota. Communities within this area will be considered if they show a stable market for a particular investment.

The primary emphasis of UPREIT's investments will be multi-family apartments (approximately 70% of the

investment portfolio) and the balance commercial property (approximately 30% office, retail and warehouse space). UPREIT intends to leverage up to 75% of the acquisition cost, initially in short term commercial loans and then converting to long-term real estate mortgages.

UPREIT does not intend to invest in real estate mortgages. UPREIT will, however consider investing in securities (i.e. Limited Partnerships, Real Estate Investment Trusts) that have, as a basis for income, single asset real estate entities that meet the above described criteria.

The Properties owned by UPREIT are set forth below:

Name/Location	Property Type	Ownership	Original	Balance		Size	Year Acquired	# of Units	Occupancy (2002)	Lease	Plans
Wheatland Place I 3302 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$751,310	(1)	28,460	09/97	24	95.1%	(5)	None
Wheatland Place II 3322 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$751,310	(1)	28,460	04/98	24	95.1%	(5)	None
Wheatland Place III 3342 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$751,310	(1)	28,460	07/98	24	95.1%	(5)	None
Wheatland Townhomes I 3301-3337 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$740,000	$483,656	(1)	14,100	07/98	10	84.6%	(5)	None
Westlake Townhomes 3120-3130 32nd St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$840,000	$549,395	(1)	15,880	07/98	12	91.2%	(5)	None
Wheatland Place IV 3063 34th St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,165,000	$774,789	(1)	28,460	10/98	24	91.2%	(5)	None
Wheatland Townhomes II 3040-3078 34th St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,350,000	$988,049	(2)	28,620	07/99	18	97.0%	(5)	None
Wheatland Place V 3501 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,210,000	$988,050	(2)	28,460	04/00	24	92.4%	(5)	None
Wheatland Place VI 3511 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,210,000	$988,050	(2)	28,460	04/00	24	87.0%	(5)	None
Richard P. Stadter Psychiatric Hosp. 4400 S. Washington St. Grand Forks, ND	Hospital (Commercial)	Ltd. Partnership	$270,000	None		N/A	01/01	N/A	100.0%	(6)	None
PRACS Institute Ltd. 4801 Amber Valley Pkwy. Fargo, ND	Office/Research Center (Commercial)	Ltd. Partnership	$200,000	None		N/A	01/01	N/A	(11)	(7)	(7)
Wheatland Place VIII 3531 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,250,000	$988,050	(2)	28,460	07/01	24	96.6%	(5)	None
Wheatland Place VII 3521 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,250,000	$988,050	(2)	28,460	08/01	24	93.1%	(5)	None
2731 12th Ave. SW Fargo, ND 58103	Office (Commrcial)	Fee Simple	$1,425,063	$901,295	(4)	18,320	12/01	N/A	94.7%		

Pioneer Center 13th Ave. S. & 9th St. West Fargo, ND	Shopping Mall (Commercial)	Fee Simple	$4,970,453	$3,656,425	(9)	48,860	06/02	N/A	(11)		(8)	(10)
Amber Fields 5000 21st Ave. SW Fargo, ND (Residential)	Multi-Family	Fee Simple	$5,700,000	$4,306,000	(12)	118,080	06/02	108		(11)		(5)None
Westlake Townhomes II 3140-70 32nd St. S Fargo, ND	Multi-Family	Fee Simple	$2,250,000	$871950	(3)	38,420	12/02	24		N/A		(5) None
32nd Center LLLP 3003 32nd Ave. SW Fargo, ND	Strip Mall	Ltd. Prnrshp	$400,000	None		N/A	05/03	N/A		(13)		None

(1) Mortgage note payable, at 7.1% fixed rate, due in monthly installments of $30,845 fully amortized over the life of the loan, which matures in 2024. Personal limited guaranty of George Gaukler. A prepayment penalty will apply during the first 180 months of the loan.

(2) Mortgage note payable, at 7.25% fixed rate, due in monthly installments of $34,074, amortized over 30 years and matures September 1, 2011. Balance at maturity estimated at $4,310,685. Prepayment allowed following a two-year lockout after securitization by providing a defeasance security.

(3) Mortgage note payable, at 6.5% fixed until 12/31/07, adjusts every 5 years thereafter, due in monthly installments of 11,394.00, and matures on January 1, 2028. The mortgage was structured to allow for multiple advances up to a total of $1,670,000.

(4) Mortgage note payable at 5.25%, variable rate at .5% over the Bremer Financial Reference Rate, subject to daily change and a maximum interest rate adjustment of 8%. Monthly installments of $6,283.76. Payments will adjust annually to maintain a 20-year amortization schedule. The note matures January 10, 2007 with a balance due estimated at $715,450.67. There is no prepayment penalty.

(5) Residential leases are typically leased under the following term:

a. Initial term of 6 months to 12 months.
b. Month-to-month occupancy after initial term.
c. Subleasing is not allowed.

(6) UPREIT owns 13.5 units of South Washington Real Estate Investment Limited Partnership, which in turn owns 28.1% interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota. The Richard P. Stadter Psychiatric Center LLC has leased the hospital through 2014 on a triple net basis.

(7) UPREIT owns 4 units of PRE Limited Liability Limited Partnership. PRE owns and leases a company headquarters and pharmaceutical research facility in Fargo, North Dakota for PRACS Institute, Ltd. PRACS has entered into a 20-year triple net lease.

(8) Commercial leases are typically leased under the following terms:

a. Terms of no less than one year and up to 20 years with options for renewal.
b. Tenants pay all expenses of operations i.e., taxes, insurance, maintenance, repair.
c. Subleasing is not allowed without the Trust's approval.
d. If the property is sold, the leases may be assigned without tenants' approval.

(9) Mortgage note payable at prime rate (4.75% today) with a maximum of 8.5 %. Monthly payment at 8.5% of $32,109.34 ($23,910.27 at 4.75%) amortized over 20 years and maturing in June 2007. Balance at maturity estimated at

$3,259,7000 assuming an 8.5% rate for the term. 1% prepayment fee applies.

(10) The property includes an 84,000-square-foot lot that will be developed with an additional retail building.

(11) These properties were acquired in 2002 and thus have no occupancy history.

(12) Dakota REIT assumed a mortgage note payable, at 7.29% fixed rate, due in monthly installments of $29,792.78 amortized over 30 years and maturing on June 1, 2011. Balance at maturity estimated at $3,754,000. Prepayment allowed following a two-year lockout after securitization by providing a defeasance security.

(13) UPREIT owns 8 units (30.77%) of 32nd Center Limited Liability Limited Partnership. 32nd Center LLLP is constructing a strip mall in south Fargo, ND, that is expected to be completed in the fall of 2003.

BOARD OF TRUSTEES OF THE TRUST

The Trust is Managed by a Board of Trustees, which currently consists of 10 members who are elected for three-year terms. The only compensation received by the Trustees is a $250 stipend for each Board of Trustees or committee meeting. The Trustees determine the investment policy of UPREIT, approve each acquisition or disposition of property, review the performance of the Advisor and Affiliates who perform work for the Trust or UPREIT, and approve all financing.

The Trust's Amended and Restated Declaration of Trust provides that a majority of Trustees must be Independent Trustees as to any given question that is presented for determination and that a majority of each committee of Trustees likewise be Independent Trustees.

The Board of Trustees has appointed three Trustees to serve on its Finance Committee to review and analyze proposed investment opportunities. After their due diligence review and analysis, this committee makes a formal presentation to the Trustees for investment consideration. The members of the Finance Committee are:

Kevin Christianson
Bradley Fay
Gorman King, Jr.

The business experience over the last five years of each Trustee is set forth below:

Name	Trust Title Principal Activity last 5 years	Age	First Elected	Term Ends
George Gaukler (President)	CEO Hi-Line Construction, 6/77 to present; CEO Valley Realty, Inc., 1/64 to present; CEO Tri W G Manufacturing, 12/67 to present; President Dakota REIT Management, Inc., 5/97 to present; real estate developer.	66	1997	6/30/06
Gorman King Jr.* (Chairman)	O'Gorman Law Office, 4/80 to 1/87 and 1/89 to present; Legal Counsel to Sen. Kent Conrad, 1/87 to 1/89; President, Provi-Dent, a managed care dental health services company, 9/96 to present; Publisher, *Hillsboro Banner*, 9/96 to present.	50	1997	6/30/05
Brion Henderson* (Vice Chair)	President, Evergreen Grain Co., 7/76 to present.	49	1997	6/30/06

Bradley Fay (Secretary)	Agricultural Business Consultant, 3/93 to present; Securities Investigator, ND Securities Dep't., 11/92 to 3/93; Registered Representative, Bison Capital, Inc., 10/97 to present.	43	1997	6/30/04
Ray Braun (Treasurer)	Managing Partner-Ludvigson & Braun accountants, 9/72 to present; Public Accountant, Ludvigson & Braun, 6/59 to 9/72.	65	1997	6/30/05
Kevin Christianson* (Trustee)	President, Viking Home Improvement, 1/84 to 2/93; President, Paces Lodging Corp., 2/93 to present; President Property Resources Group, 1/01 to present.	41	1999	6/30/06
Roy Sheppard* (Trustee)	President and General Manager, Csi Cable, 6/72 to present.	52	1998	6/30/05
Clarice Liechty* (Trustee)	Vice President, Rueben Liechty & Co./GMAC, 1/73 to present; Partner, Rueben Liechty and Clarice M. Liechty Farm Partnership, 4/60 to present.	62	2002	6/30/04
Roger Swenson*	Vice President of Development, Concordia College, 1960 – 73, Fairview Community Hospital, 73 – 78, Director of Foundation, American Lutheran Church, 78 – 85, Ann Carlson Center for Children, 1990 – 1998, Independent Consultant, 1985 – Present.	72	2003	06/30/04
Stan Johnson* (Trustee)	President, Heartland Insurance Associates, 1/84 to present; Sales Representative, Midwest Marketing, 11/82 to 1/84; Manager, Wick Construction, 1/79 to 11/82.	49	2002	6/30/04

* Denotes a Trustee deemed to be Independent by the Trust.

Significant Employees of the Advisor

James Knutson

Vice President, Dakota REIT Management, Inc. 5/97 to present;
Vice President, Valley Realty, Inc., 4/75 to present.

Mr. Knutson graduated from Valley City State University in 1970 with a BS in Business Education. Mr. Knutson has been with Valley Realty, Inc., since 1975 and currently serves as Vice President. His real estate experience encompasses leasing, property management, finance, development and construction of multi-family apartments and commercial properties. As the Vice President of Valley Realty, Inc. he manages 2,500 rental units and supervises investments for 150 investors. He has coordinated Valley Realty Inc.'s development and construction of 3,000 multi-family units and 200,000 square feet of commercial real estate throughout North Dakota. He also prepares due diligence financial reviews of prospective investment properties for the Trust. Mr. Knutson is a licensed real estate broker in North Dakota and personally invests in multi-family housing.

Ryan Davis

Controller, Valley Realty, Inc., 10/95 to present;
Controller, Valley Rental, Inc., 10/95 to present;
Vice President and CFO, Dakota REIT Management, Inc., 5/97 to present.

Mr. Davis graduated from Minnesota State University Moorhead in 1991. He joined Valley Realty, Inc. in 1995 and currently serves as Controller for Valley Realty and Valley Rental Service, Inc. He also serves as the Chief Financial Officer for Dakota REIT Management, Inc., the advisor to the Trust. Mr. Davis is a Certified Public Accountant and holds Series 27 and 28 Securities Licenses. Mr. Davis has been actively involved in the development, construction and management of commercial properties. He personally invests in multi-family housing.

OBLIGATIONS OF THE TRUSTEES

The Trustees are accountable to the Trust as fiduciaries and must exercise good faith and integrity in handling Trust affairs. The Trustees have the authority to approve or disapprove all investment decisions recommended to the Trust by the Advisor. The Trustees will have ultimate control over the management of the Trust and the conduct of Trust affairs, including the acquisition and disposition of UPREIT's assets. The Trustees are charged with the responsibility for monitoring the relationship between and among the Trust, UPREIT and the Advisor and its Affiliates. Financial statements and various other reports will be provided to the Trustees to aid them in the performance of their duties. The Trustees will spend such time on Trust affairs as their duties may require, and will meet quarterly or more frequently, as required. It is contemplated that the Trustees will not devote any substantial portion of their time to the performance of their duties as Trustees.

Trustees are elected by the Shareholders. Officers serve at the pleasure of the Trustees. There are no family relationships among the Trustees and the officers. Vacancies in the Board of Trustees may be filled on an interim basis (between annual meetings) by the remaining Board of Trustees members. Independent Trustees will be nominated by the other independent Trustees.

Any Trustee may resign at any time and may be removed by holders of at least a majority of the outstanding Shares entitled to vote (with or without cause) or by all of the Trustees (only for cause). Vacancies on the Board of Trustees occurring as a result of removal of a Trustee by Shareholders shall be filled by the Shareholders. Vacancies created by the death, resignation or incapacity of a Trustee (or other reason except removal by Shareholders) may be filled by the Trustees then in office.

The Board of Trustees is required to make an annual determination that the Advisor's compensation is reasonable and that total fees and expenses of the Trust are reasonable.

Certain transactions between the Trust and the Advisor and its Affiliates require the approval of the majority of the Trustees, including a majority of the Trustees who are not parties to the transaction or affiliates of any person (other than the Trust) who is a party to the transaction. See "Summary of Amended and Restated Declaration of Trust—Transactions with Affiliates."

Trustees, the Advisor and their Affiliates have certain limited liability protections and are entitled to certain indemnity rights under the Trust's Amended and Restated Declaration of Trust. See "Summary of Amended and Restated Declaration of Trust—Limited Liability of Trustees; and —Indemnification of Trustees and Affiliates."

The Trust pays each Trustee $250 (except those who are owners of the Advisor, Dakota REIT Management, Inc.) for each meeting of Trustees attended by him/her in person and reimburses all Trustees for their travel expenses and other out-of-pocket expenses incurred in connection with attending meetings and for carrying on the business of the Trust. Trustees, except the Advisor, will receive additional compensation (and expense reimbursements) for on-site review of prospective property acquisitions. Trustees and officers who are affiliated with the Advisor will receive no compensation

from the Trust for their services as Trustees and officers. Such Trustees and officers will, however, be compensated indirectly by their relationship with the Advisor and its Affiliates, and they will be reimbursed for their expenses in attending meetings of Trustees and for carrying on the business of the Trust.

The Amended and Restated Declaration of Trust provides that Trustees and the Trust's officers, employees and other agents may engage with or for others in business activities of the types conducted by the Trust or UPREIT and that they will not have an obligation to present to the Trust or UPREIT any investment opportunities which come to them other than in their capacities as Trustee, regardless of whether those opportunities are within UPREIT's investment policies. Each Trustee is required to disclose any interest he/she has, and any interest known to him/her of any person of which he/she is an Affiliate, in any investment opportunity presented to UPREIT.

Security Ownership by officers, directors and significant shareholders. The following chart depicts the security ownership of officers and directors of The Trust and other significant Unitholders of UPREIT.

Security Ownership of Board of Trustees

and Significant Investors (1) as of

June 1, 2003

	Shares of Beneficial Interest	**Units of UPREIT (2)**	**Total Shares**	**Percent of Trust**
Gorman King Jr. Trustee & Chairman	24,650	0	24,650	2.49%
Brion Henderson Vice Chairman - Trustee	26,015	0	26,015	2.62%
Bradley Fay Secretary - Trustee	26,188	0	26,188	2.64%
Ray Braun Treasurer - Trustee	26,523	0	26,523	2.67%
George Gaukler Trustee - President	29,121	1	29,121	2.94%
Roger Swenson Trustee (3)	0	35,926	35,926	3.23% (4)
Roy Sheppard Trustee	28,468	0	28,468	2.87%
Kevin Christianson Trustee	25,820	0	25,820	2.60%
Stan Johnson Trustee	17,153	0	17,153	1.73%
Clarice Liechty Trustee (3)	0	84,041	84,041	7.55%(4)
Total Officer and Directors	203,938	119,967	323,905	29.09%(4)

1) The Trust requires that all Trustees either have a minimum investment in the Trust of $100,000 or a minimum investment in UPREIT of $200,000. A maximum of two Board of Trustees members may be UPREIT unitholders, who do not also qualify as a REIT investor of $100,000 or more.

2) The units of Limited Partnership do not have voting rights but may be exchanged for shares

of beneficial interest at the option of the unit holder.

3) Clarice and Reuben Liechty own 84,041 Units of UPREIT and Roger Swenson, through a partnership, owns 35,926 units of UPREIT. Under UPREIT's Operating Partnership Agreement, they are eligible to convert units of UPREIT into shares of the Trust. However, both the Operating Partnership Agreement and the Trust's Amended and Restated Declaration of Trust preclude them from holding more than 9.8 percent of the outstanding shares of the Trust.

4) The percentage is based upon the number of shares that would be outstanding (1,113,495) if Clarice and Reuben Liechty and Roger Swenson converted their UPREIT units to Trust shares. Officers and directors currently own 20.6 percent of outstanding Trust shares.

DAKOTA UPREIT

As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest in UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000, to serve as the investment vehicle for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT.

The Board of Trustees calculated the book value of all of the assets and liabilities of The Trust as of October 1, 2000 to determine the net book value thereof. The net book value was used to determine the value of the general partnership interest received by The Trust. The ownership interest received by The Trust equaled the number of outstanding shares of The Trust as of October 1, 2000. The share value and cash distributions payable on a Unit of UPREIT is the same as a Share of The Trust.

The creation of UPREIT enabled the Trust to acquire real estate properties in exchange for Units of Limited Partnership without the purchaser of the units of Limited Partnership (i.e., the seller of real estate) incurring a taxable event. Under the Internal Revenue Code, when a person transfers real estate to a REIT, the seller may incur a taxable event. However, through the creation of an umbrella partnership real estate investment trust, or UPREIT, in the form of a limited partnership, the regulations to the Internal Revenue Code allow a person to sell real estate to the limited partnership in exchange for units of limited partnership without incurring a taxable event. The new limited partner would not be taxed on any increase in value until he or she transferred the Units of Limited Partnership into Shares of the Trust.

INFORMATION ABOUT ADVISOR AND AFFILIATES

Dakota REIT Management, Inc.

The Trust is managed by Dakota REIT Management, Inc., the Advisor to the Trust. George Gaukler is Chairman and Chief Executive Officer; Jim Knutson is Vice-President/Secretary; and Ryan Davis is Chief Financial Officer.

Duties of the Advisor The Advisor conducts the daily operations of the Trust, maintains Trust records, prepares annual reports, disburses distributions, prepares Trustee reports as needed, and advised the Trustees as to investment decisions.

Compensation The Advisor is paid an annual fee equal to .8 of 1% (eight-tenths of one percent) of net invested assets for management of the Trust. Net Invested assets are defined as total assets at cost less cash and less total liabilities.

Acquisition and Disposition Fees The Board of Trustees has set the following terms for future acquisition and disposition fees payable to the Advisor or its Affiliates. Any acquisition fee paid to the Advisor or its Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Said fees will not exceed what is the prevailing market rate at the time of the acquisition or disposition and will be approved by a majority of independent trustees.

Valley Rental Service, Inc.

Property Management Most of UPREIT's properties are managed by Valley Rental Service, Inc. Valley Rental Service, Inc., is headquartered in Valley City, N.D. UPREIT properties are maintained with on-site management. Valley Rental Service, Inc., currently manages approximately 2,000 apartments throughout North Dakota and South Dakota, including the properties owned by UPREIT. George Gaukler is the principal owner of Valley Rental Service, Inc.

Property Management Fee The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager.

FIDUCIARY DUTY OF BOARD OF TRUSTEES AND THE ADVISOR

The Board of Trustees and the Advisor are both accountable to the Trust and UPREIT, as fiduciaries and, consequently, are required to exercise good faith and integrity in all of their dealings with respect to the Trust's and UPREIT's business and other affairs. This is a rapidly developing and changing area of the law and Shareholders who have questions concerning the duties of the Advisor and the Trustees should consult with their counsel.

The Advisor and the Trustees may not be liable to the Trust or Shareholders for errors in judgment or other acts or omissions not amounting to willful misconduct or negligence, since provision has been made in the Amended and Restated Declaration of Trust for exculpation the Board of Trustees and the Advisor. Therefore, purchasers of Shares have a more limited right of action than they would have absent the limitation in the Amended and Restated Declaration of Trust.

The Amended and Restated Declaration of Trust provides for indemnification of the Trustees and Affiliates by the Trust for liabilities they incur in dealings with third parties on behalf of the Trust. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

CONFLICTS OF INTEREST

Some members of the Board of Trustees are subject to various conflicts of interest arising out of their relationships with the Advisor and its Affiliates, including conflicts relating to how and at what levels the Advisor will be compensated by the Trust, as well as possible conflicts involving Shareholders. Because the Trust was organized by and will be directed by the Board of Trustees but managed and operated day to day by the Advisor, these conflicts involving the Advisor will not always be resolved through arms'-length negotiations but through the exercise of the Board of Trustees' and Advisor's judgment, consistent with their fiduciary responsibility to the Shareholders and the Trust's investment objectives and policies. These conflicts include, but are not limited to, the following:

The Trust has entered into transactions with entities which are owned or controlled by members of the Board of Trustees. Similar arrangements will arise in the future. These agreements present a risk to investors because the contracts have not been negotiated at arm's length between parties who have no economic stake in the contract. These conflicts also present the risk that shareholders will have a more difficult time removing management companies they are dissatisfied with than if those management companies were unrelated. The Trust has purchased properties from Affiliates and it has entered into contracts for management of the Trust and management of UPREIT's properties with Affiliated companies.

Conflicts of interest include (a) agreements between the Trust and its Advisor and Affiliates, including those relating to compensation and those pertaining to actual and potential purchases or sales of property, which are not the result of arms'-length negotiations; (b) the Advisor and Affiliates will devote only so much of their time to the business

of the Trust as they determine, and will allocate their time, as they determine, among existing and future programs in which they are involved; (c) the Advisor and Affiliates may form future investment programs that may be in competition with the Trust for properties and tenants; and (d) the Trust, its Board of Trustees, the Advisor and Affiliates are not represented by separate independent legal counsel.

In order to deal with these conflicts, the Trust's Amended and Restated Declaration of Trust provides that the Independent Trustees must approve all transactions with the Advisor and its Affiliates or any transaction with a Trustee, officer or employee of the Trust. The Trust's annual report must include the material terms and circumstances of any such transactions.

Agreements with Affiliates: The Trust has entered into various agreements with affiliated companies, pursuant to which the Trust pays money to affiliated companies. These agreements were not entered into between unrelated parties in arm's-length negotiations. Generally, these arrangements consist of (a) sales commissions paid to Bison Capital, an Affiliate of the Advisor, for sales of Trust shares; (b) acquisition fees to the Advisor and Affiliates; (c) advisory fee to the Advisor; (d) property management fee to the Advisor's related property management company, Valley Rental Service, Inc.; and (e) real estate brokerage commission to an Affiliate, Valley Realty, Inc., which may or may not be involved in either acquisitions or dispositions of Trust properties. An advisory management fee and operating costs of .8% (eight-tenths of one percent) of "net invested assets" is expected to be incurred for administrative services provided for the management of the Trust. The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of some of the properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from Affiliate George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The annual property management fee paid on other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of the Advisor.

The following diagram depicts the relationship of various Affiliates of the Issuer.


Dakota UPREIT
Limited Partners
Dakota REIT General Partner
Shareholders
Board of Trustees
Dakota REIT Management, Inc.
Bison Capital "Security Broker"
Shareholder Relations
Asset Management
Valley Rental Service Real Estate Mgmt.
Valley Realty, Inc. General Contractor
Valley Lumber Supplier
JSM Cabinets Supplier
Valley Electric Subcontractor

The Trust will engage in transactions with Affiliates only if the transaction has been approved by a majority of the Independent Trustees who do not have an interest in the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Shareholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length basis; (3) The total consideration is not in excess of the appraised value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to Dakota REIT Management, Inc., its Affiliates and the Trustees for services rendered in a capacity other than that as a manager or Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved.

Purchase of Property from Affiliates: UPREIT owns properties that where were purchased from Affiliates. Although each of these investments has been approved by a majority of Trustees who did not have an involvement in the transaction, these transactions should not be viewed as arm's-length transactions between disinterested parties. The Properties Acquired and Transactions with Affiliates are set forth in the section entitled "Properties Acquired and Transactions with Affiliates" and are listed on an Exhibit to this Offering Circular.

The Trust shall not purchase property from any Affiliate unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Affiliate, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.

Acquisition and Disposition Fees Paid to Affiliates: Each acquisition of property by UPREIT is independently reviewed by the members of the Board of Trustees. Only those Trustees who have no direct financial interest in the outcome of a proposed property acquisition will vote on the acquisition. Any portion of acquisition or disposition fees payable to the Advisor or its Affiliates in future acquisitions by UPREIT will be judged on the same basis as stated herein, taking into consideration current market conditions at that time. Any acquisition fee paid to the Advisor or Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Offering costs of 10% of offering proceeds will be paid. These offering costs include a 9% commission to the underwriter, who may keep 2% and pay 7% to registered securities broker/dealers, including Bison Capital, Inc., an Affiliate of the Advisor.

Sale of Property to Affiliates: UPREIT has never sold property to an Affiliate. UPREIT will not sell property to an Affiliate without the approval of a majority of the Trustees (including a majority of the Independent Trustees).

Loans from Affiliates: The Trust may obtain loans from an Affiliate only with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

Joint Ventures with Affiliates: The Trust will not invest in joint ventures with an Affiliate unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

Other business activities of Trustees: The Amended and Restated Declaration of Trust provides that Trustees and the Trust's officers, employees and other agents may engage with or for others in business activities of the types conducted by the Trust or UPREIT and that they will not have an obligation to present to the Trust or UPREIT any investment opportunities which come to them other than in their capacities as Trustee, regardless of whether those opportunities are within UPREIT's investment policies. Each Trustee is required to disclose any interest he/she has, and any interest known to him/her of any person of which he/she is an Affiliate, in any investment opportunity presented to UPREIT.

The Advisor and its Affiliates have organized and served as general partner of other entities, including limited partnerships, which may have investment objectives similar to those of UPREIT. The Advisor and its Affiliates have legal and financial obligations with respect to these limited partnerships which are similar to their obligations owed to the Trust. As Advisors, they have contingent liabilities for the obligations of such limited partnership as well as those of the Trust.

Adjacent Properties: Although it is not expected to occur, if Affiliates of the Advisor acquire properties that are adjacent to UPREIT properties, such properties may be enhanced by the interests of UPREIT; and it is possible that such properties could be in competition with UPREIT properties for prospective tenants. However, the Advisor and its Affiliates will not acquire properties which are adjacent to or in close proximity to properties owned by UPREIT unless UPREIT is first given the opportunity to purchase the properties and the opportunity has been rejected by a majority of the Independent Trustees.

Time Commitments of the Advisor and Trustees: As a result of their possible future interests in other business activities, including limited partnerships or other entities, and the fact that they have also engaged and will continue to engage in other business activities, the Advisor and its Affiliates will have conflicts of interest in allocating their time between this Trust and other activities in which they are involved. However, the Advisor believes that it and its Affiliates have sufficient personnel to discharge fully their responsibilities to all of the ventures of which they are a part or in which they are involved.

Future Programs by the Advisor: The Advisor is not affiliated with any other public real estate programs. However, certain Trustees have been and continue to be involved with other real estate programs. In addition, various investor programs may in the future be formed by the Advisor and its Affiliates to engage in businesses and invest in properties which may be competitive with UPREIT. The Advisor will not form any future public program with investment objectives similar to UPREIT until this offering has been concluded, and the Advisor will not purchase property for any other public investor program with investment objectives similar to UPREIT until substantially all the funds of UPREIT have been fully invested or committed for investment. However, the Advisor may form future public or private investor programs that invest in similar properties on a leveraged, or mortgaged, basis; and such programs will not be deemed to have investment objectives similar to UPREIT.

In the event the Advisor or an Affiliate of the Advisor is presented with a potential investment which might be made by more than one investment entity which it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio of each entity and upon factors such as cash flow, the effect of the acquisition on diversification of each entity's portfolio, the estimated income tax effects of the purchase on each entity, the policies of each entity relating to leverage, the funds of each entity available for investment and the length of time such funds have been available for investment. To the extent that a particular property might be determined to be suitable for more than one public entity, priority will generally be given to the public entity having uninvested funds for the longest period of time. If a property is found to be inappropriate for any public entity, or if no such public entity has funds available for investment, then it may be considered for private placement. If after completing a review and consideration of the above factors, the Advisor or an Affiliate of the Advisor designates a particular property(ies) for private placement, then such private placement may proceed to consummation irrespective of whether a public entity thereafter raises equity funds that could be available for such investment. Nothing herein shall be deemed to diminish the Advisor's overriding fiduciary obligation to the Trust or as a waiver of any right or remedy the Trust may have in the event of a breach by the Advisor of such obligation.

Inconsistent Interests between Shareholders and the Advisor: The interests of the Shareholders may be inconsistent in some respects with the interests of the Advisor. The Advisor and certain of its Affiliates, by reasons of their interests in the Trust, their receipt of fees from the Trust, and, in some instances, their ongoing business relationship(s) with each other or with one or more members of the Board of Trustees, have and will produce conflicts of interest in conjunction with their performance of certain activities, including, particularly, payment and negotiation of the purchase price and interest thereon of the various investment opportunities presented for consideration by UPREIT.

An Affiliate of the Advisor, Valley Rental Service, Inc., is expected to be engaged as the property manager on behalf of the Trust. Such engagement will provide for a payment of a property management fee. Conflicts may arise between the interests of the Advisor on the one hand and the interests of the Trust on the other when, for example, the termination of the manager and engagement of a non-affiliated manager would appear to result in a profit or savings to the Trust through increased or more cost-efficient property services. It will be the responsibility of the Board of Trustees, particularly the Independent Trustees, to monitor each transaction and make sure each is based on fair and reasonable terms.

In addition, a transaction such as a sale of a given property may produce profits for the Advisor and/or its Affiliates at a time when it otherwise produces adverse tax consequences for the Shareholders. A continuation of business by the Trust may be advantageous to the Advisor and/or its Affiliates even though it may be disadvantageous to the Shareholders.

Use of Affiliated Contractors and Suppliers: Many of the investments made by the Trust and UPREIT have been made in properties which were built wholly or in part by contractors, subcontractors and suppliers which are affiliated with the Trust's Advisor or other members of the Board of Trustees. Investors should not consider that the contracts entered into with such contractors, subcontractors and suppliers were arm's-length transactions between disinterested parties. Additionally, contractual arrangements with affiliated suppliers, contractors or management companies may make it more difficult to terminate the relationship with the affiliated supplier than it would be with an unrelated third party.

Affiliated Securities Dealer: Bison Capital, Inc., a registered and licensed NASD securities dealer, is an Affiliate of the Advisor. It was formed to serve, and substantially all its business consists of serving as a registered securities dealer of real estate programs sponsored by the Advisor or its Affiliates. This registered securities dealer may experience conflicts of interest in performing its obligations to exercise due diligence with respect to the disclosures and information contained in this Offering Circular; however, Bison Capital, Inc., believes that such due diligence has in fact been exercised.

Lack of Separate Professional Representation: The Trust, its Advisor and Affiliates are not represented by separate professional representation. The lawyers, accountants, and other experts who have been or will be called upon to perform services for the Trust may also perform services for the Advisor and/or its Affiliates. It is important to point out that such separate professional advisors do not represent the interests of Shareholders. You are required to retain your own accountants, lawyers or other advisors in connection with your investment and your relationship with the Trust. In the event a dispute arises between you and the Trust, you will be required to retain your own separate counsel. Additionally, should any conflicts arise between or among the Trust and its Advisor or Affiliates, each involved entity would be required to retain separate professional representation in that matter.

Prior Relationships with Contractors and Vendors: The Trust intends to utilize the services of certain parties, such as builders, contractors, vendors, and other suppliers of goods and services, that have previously provided, or are in the process of providing, services or goods to the Advisor or its Affiliates in connection with prior entities organized by the Advisor and/or its Affiliates. In this regard, they have previously sold and/or developed, and are in the process of developing, projects for Affiliates of the Advisor. Some of these contractors and suppliers are – or have been -- Affiliates of the Advisor or of members of the Board of Trustees. While other such providers are unaffiliated with the Advisor, the existence of pre-existing business relationships may affect the ability of the Advisor to independently represent the interests of the Trust with respect to such providers in light of their other business relationship. While the Advisor believes that it has and will continue to represent the interests of the Trust and believes that there are benefits to utilizing the services of parties with whom the Advisor has experience, investors who are concerned about such potential conflict should request further information from the Advisor and should independently evaluate the relationship of the Advisor with such providers of goods and services.

Specific Disclosures.

The following persons may be deemed to have a conflict which will require separate resolutions by the Board of Trustees because of their relationship in providing goods, services, and legal and accounting advice to the Trust and Trust properties:

George Gaukler is the principal owner of Valley Realty, Inc., and Valley Rental Service, Inc., which are deemed Affiliates of Dakota REIT Management, Inc., the Trust's Advisor, as well as deemed to be Affiliates of Mr. Gaukler. He continues to be actively involved in land development, construction, real estate sales, and property management. In addition, Mr. Gaukler is President and CEO of Tri W-G, Inc., a manufacturing company supplying the medical, chiropractic and physical therapy fields with mechanized tables and equipment. Mr. Gaukler is the principal owner of Valley Electric, Valley Lumber, JSM Cabinet and Bison Capital.

Ray Braun is a principal of Ludvigson, Braun & Co., accounting firm. His firm has George Gaukler and some of the other Affiliates of the Advisor as clients, but does not anticipate providing services to the Trust. He may also provide services to other members of the Board of Trustees. Mr. Braun is also a member of the Board of Directors of Tri W-G, Inc.

Peter Gugisberg, an employee of the Advisor, is manager of Bison Capital, Inc., and Bradley C. Fay is a registered representative of Bison Capital. They are eligible to receive an 7% selling commission on sales of Trust shares and an 8% commission on sales of UPREIT Units procured by them.

The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager.

Two construction companies affiliated with George Gaukler, Valley Realty Inc. and Hi-Line Construction Inc., have been awarded construction contracts on many of the projects which have been acquired by the Trust.

Certain subcontractors and suppliers which are affiliated with the Advisor or other members of the Board of Trustees have been awarded contracts in connection with the construction of many of the projects acquired by the Trust. These include:

Valley Electric: An electrical contractor affiliated with George Gaukler.

Valley Lumber: A lumber and materials supplier affiliated with George Gaukler.

JSM Cabinet: A materials supplier affiliated with George Gaukler.

Bison Capital: A registered securities broker/dealer affiliated with George Gaukler, which has been authorized to sell these Shares and be paid a subcommission from the underwriter of 7 percent for those sales.

Paces Lodging Corporation: A company affiliated with Kevin Christianson.

SPECIFIC TRANSACTIONS WITH THE SPONSOR AND AFFILIATES

Certain Acquisitions from Affiliates In January 2001, the Trust purchased 13.5 units of a limited partnership that owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND. The Trust paid cash of $170,000 and signed a note payable for $100,000. The note payable with interest of $1,136 was paid off during 2001. The general partner of the limited partnership is Grand Forks Land Company, of which Kevin Christianson, a Trustee, is President.

In June 2002, the Trust purchased an apartment building for approximately $5,900,000 from a group of individuals, including Kevin Christianson, a Trustee. The Trust paid $196,483 in cash, issued 9,544 Dakota UPREIT Limited Partnership units (valued at $1,193,007), assumed the special assessments, and assumed the mortgage on the apartment building.

In December 2002, the Trust purchased an apartment building for a total of $2,250,000 from a company in which George Gaukler, advisor to and President of the Board of Trustee, is an owner. The Trust paid $1,800,000 in cash to George Gaukler and issued 3,600 Dakota UPREIT Limited Partnership units (valued at $450,000) to the unrelated parties.

In January 2001, the Trust paid $200,000 for 4 units of a limited partnership that owns and leases a company headquarters and pharmaceutical research facility in Fargo, ND for PRACS Institute, Ltd. One of the general partners of the limited partnership is George Gaukler, advisor to and President of the Board of Trustees.

In August 2001, the Trust purchased an apartment building, in which George Gaukler owned an interest, for $1,250,000. The Trust paid $61,388 in cash to Gaukler, issued 2,405 UPREIT Units (valued at $288,612) to the other unrelated parties, and assumed the mortgage on the apartment building. The building was subsequently refinanced.

In July 2001, the Trust purchased an apartment building from George Gaukler for $1,250,000. The Trust paid $250,000 in cash, and entered in to a contract for deed for $1,000,000. The contract for deed was subsequently paid off with the proceeds from a mortgage.

During 2000, the Trust purchased two apartment buildings for a total of $2,420,000 from George Gaukler. The Trust paid $250,000 in cash, signed a note payable of $250,000, and assumed the two mortgages on the apartment buildings. During 2001, the Trust paid off the $250,000 note payable and the two mortgages with proceeds from a mortgage.

In May 2003, UPREIT purchased 8 units (30.77%) of 32nd Center Limited Liability Limited Partnership for $400,000. George Gaukler is the General Partner and developer of 32nd Center Limited Liability Limited Partnership.

Property Management Fee During 2002 and 2001, the Trust incurred a property management fee of 4 percent of rents to Valley Rental Service. For the years ended December 31, 2002 and 2001, Dakota REIT paid management fees of $73,350 and $66,071, respectively.

Advisory Management Fee Dakota REIT incurred advisory management fees of $42,875 and $27,759 in 2002 and 2001, respectively, to Dakota REIT Management, Inc., an entity controlled by George Gaukler. As of December 31, 2002 and 2001, Dakota REIT owed the related party $2,248 and $3,373, respectively, for these fees.

Interest During 2001, the Trust paid interest of $60,208, to Valley Realty, Inc., an entity, which is controlled by George Gaukler. The interest related to a $1,000,000 contract for deed resulting from the purchase of an 18-plex townhome in 1999. This contract for deed was paid off in August 2001 from the proceeds of a mortgage obtained during 2001.

During 2001, interest of $16,160 was paid to George Gaukler. This interest was for a contract for deed and a note payable relating to the purchase of two 24-plex apartment buildings. The note payable and the contract for deed were paid off in 2001 from the proceeds of a mortgage obtained during 2001.

Commissions During 2002 and 2001, Dakota REIT paid commissions on the sale of shares of beneficial interest to Bison Capital, Inc., an entity controlled by George Gaukler. For the years ended December 31, 2002 and 2001, Dakota REIT paid commissions of $39,810 and $1,442, respectively.

Acquisition Fees During 2002 and 2001, the Trust paid $25,000 and $9,325, respectively, to Dakota REIT Management, Inc. for acquisition fees. These fees are for performing due diligence on properties acquired from unrelated parties.

Rent Up Income During 2001, the Trust received rent up income of $18,500 from Valley Realty, Inc.

Compensation to Affiliates

The following chart sets forth the Compensation to Affiliates.

Type of Fee	Purpose of Fee	Paid To	Amount of Fee
Selling Commissions and Administration Fees	Compensation to underwriter for selling Trust shares (up to 9%).	Capital Financial Services, Inc., the best-efforts Underwriter, which will pay a 7 percent commission to registered broker/dealers who procure sales. These may include Bison Capital, Inc., a broker/dealer affiliated with George Gaukler.	A total 9% commission will be paid to the Underwriter. For sales procured by other broker dealers, the Underwriter will retain 2% and pay 7% to the procuring broker/dealer.
Advisor's Management Fee	Compensation for carrying out the daily operations of the Trust which includes: Providing office space and staff, maintaining Trust Records, preparing annual reports, disbursing distributions, preparing Trustee reports as needed, and advising Trustees as to investment decisions.	Dakota REIT Management, Inc., an entity controlled by George Gaukler, President of the Trust and Board of Trustee Member	Based on .8 of 1% (eight-tenths of one percent) of net invested assets (total assets at cost less total liabilities currently). To be paid monthly.
Property Management Fee	Compensation for property management which includes: collecting rent, processing payments, providing quarterly financial statements and overseeing the advertising, maintenance, cleaning and general operations of the building.	Valley Rental Service, Inc., an entity controlled by George Gaukler, President of the Trust and Board of Trustee Member. Property Resource Group, an entity controlled by Kevin Christianson, Board of Trustee member.	Capped at 4% of rents. To be paid monthly. This fee is capped at 4% on each property acquired by the Trust from George Gaukler and Kevin Christianson for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of George Gaukler.

Trustee Fees	Compensation for attending Board of Trustee meetings.	Board of Trustee Members in attendance, with exception of George Gaukler, who does not receive a Trustee Fee, because of his affiliation with the Trust.	$250 per Board of Trustee meeting. To be paid within 30 days after meeting.
Acquisition and Disposition Fees	Compensation for due diligence review of acquired properties.	Dakota REIT Management, Inc.	Any acquisition fee paid to the Advisor or its Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Said fees will not exceed what is the prevailing market rate at the time of the acquisition or disposition and will be approved by a majority of independent trustees. In 2001, the Trust paid $9,325 in acquisition fees to Dakota REIT Management, Inc., an Affiliate. In 2002, the Trust paid $25,000 in acquisition fees to Dakota REIT Management, Inc.

The Amended and Restated Declaration of Trust provides that, subject to certain conditions, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of 2% of the Average Invested Assets during the fiscal year or 25% of the Trust's Net Income during such fiscal year. For the year ended December 31, 2002, the Trust's Total Operating Expenses were $72,691 or .38% (38/100 of 1 percent) of the Average Invested Assets and 12 percent of the Net Income.

Remuneration of Directors and Management

The Trust has no employees but contracts with the Advisor, Dakota REIT Management, Inc. to provide management and acquisition investigation services. Neither Dakota REIT Management, Inc., nor any other Affiliate pays a salary to Trustees or Management. However, certain Trustees and key management personnel have ownership interests in the Advisor and other affiliates and may benefit from increased value of those investments. In addition, the Trust is responsible for expenses such as insurance, regulatory expenses and specific letterhead, forms, reports and postage. The Trust also pays a stipend to the Board of Directors, except for George Gaukler, for their attendance at the board meeting. The Board of Trustees meet quarterly and the stipend amounts to $250.00 per meeting.

Year Ended	2002	2001	2000	1999
Advisor Management Fee	$42,875	$27,759	$20,134	$15,780

Advisor Investigation Fee	$25,000	$9,325	none	none
Trustee Compensation	$7,500	$8,000	$8,750	$6,000
Other Administration Costs	$22,316	$19,218	$22,257	$5,101
TOTAL	$97,691	$64,302	$51,141	$26,881

Properties Acquired from Affiliates

Date Purchased	Property Investment	Description	Purchase Price (7)	Affiliate
09/30/97	Wheatland Place Apartments 1	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
04/01/98	Wheatland Place Apartments 2	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Place Apartments 3	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Townhomes 1	10 Unit Residential Townhome Fargo, North Dakota	$740,000	Ryan Gaukler LLP (2)
07/01/98	Westlake Townhomes	12 Unit Residential Townhome Fargo, North Dakota	$840,000	Ryan Gaukler LLP (2)
10/01/98	Wheatland Place Apartments 4	24 Unit Residential Apartment Fargo, North Dakota	$1,165,000	Valley Realty, Inc. (1)
07/01/99	Wheatland Townhomes 2	18 Unit Residential Townhome Fargo, North Dakota	$1,135,000	Valley Realty, Inc. (1)
04/01/00	Wheatland Place Apartments 5	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
04/01/00	Wheatland Place Apartments 6	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
01/08/01	Limited Partner Interest in South Washington Real Estate Investment Limited Partnership (SWREILP)	SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota	$270,000	SWREILP (3)
01/19/01	PRE Limited Liability Limited Partnership (Pre LLLP)	PRE LLLP is the owner of a pharmaceutical research facility being leased to PRACS Institute, Ltd. in Fargo, ND	$200,000	Pre LLLP (4)

07/01/01	Wheatland Place Apartments 8	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	George Gaukler
08/01/01	Wheatland Place Apartments 7	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	Wheatland Apartments VII (5)
05/28/02	Amber Fields Apartments	108 Unit Residential Apartment Fargo, North Dakota	$5,7000,000	Amber Fields Investment LLC (6)
12/31/02	Westlake Townhomes II	24 Unit Residential Townhomes Fargo, ND	$2,250,000	George Gaukler
05/03/03	32nd Center LLLP	Strip Mall Fargo, ND	$400,000	32nd Center LLLP (8)

(1)	Valley Realty, Inc.	George Gaukler, President of the Trust and Trustee, is President and substantial owner.
(2)	Ryan Gaukler	Partnership is owned by George Gaukler, Trustee, and Stan Ryan, a former Trustee.
(3)	SWREILP	Kevin Christianson, Trustee, is President of the General Partner, Grand Forks Land Co.
(4)	PRELLP	George Gaukler, President of the Trust and Trustee, is a General Partner
(5)	Wheatland Apt. VII	George Gaukler, President of the Trust and Trustee, is an owner
(6)	Amber Fields Investments, LLC	Kevin Christianson, Trustee, is the General Partner.

(7) The purchase price reflects the total amount paid by the Trust to the identified Affiliate. The named affiliate may have paid portions of this total to various subcontractors, including other Affiliates.

(8)	32nd Center LLLP	George Gaukler, President of the Trust and Trustee, is the General Partner.

INVESTMENT OBJECTIVES AND POLICIES

The investment objectives of the Trust are to provide to its Shareholders (i) preservation, protection and eventual return of the Shareholder's investment; (ii) annual cash distributions of cash from operations, a portion of which (due to depreciation) may be a return of capital for tax purposes rather than taxable income; and (iii) realization of long-term appreciation in value of the properties acquired by the Trust. *There is no assurance that such objectives will be attained.*

Investments in real estate or interests in real estate

The Board of Trustees must approve all acquisitions of property by UPREIT. UPREIT intends to invest in the upper Midwest region and more particularly in North Dakota, Minnesota, and South Dakota. However, UPREIT may invest anywhere in the United States.

UPREIT may invest in any type of real estate; however, its emphasis will be multi-family apartments and town homes (approximately 70% of UPREIT's portfolio) and the balance in office buildings, shopping centers, industrial

properties, special purpose buildings, and undeveloped acreage. No more than 10% of UPREIT's assets will be invested in unimproved real estate, except for property where development will commence within one year.

Property acquired will be professionally managed by real estate management companies. The Board of Trustees will approve all management contracts and make all major operating decisions.

UPREIT intends to leverage up to 75% of the acquisition cost of its investments. Initially, UPREIT may use short-term commercial loans and then convert to long-term real estate mortgages. UPREIT may not incur any indebtedness that would result in an aggregate amount of indebtedness in excess of 300% of the UPREIT's net worth. Any excess in borrowing over the 300% level must be approved by a majority of the independent trustees and disclosed to the shareholders in the next quarterly report, along with justification for such excess. There is no limit on the number of mortgages on any one piece of property.

UPREIT's primary focus will be to invest in properties that yield a desirable cash flow and then manage the properties in a manner that will provide long-term capital gain upon resale.

UPREIT has no restriction on the amount or percentage of assets that may be invested in any specific property. UPREIT's goal is to diversify holdings by property type and geographical region, in order to provide the Unitholders with a hedge against economic swings.

Investment in real estate mortgages

UPREIT has not invested in real estate mortgages to date, but it is not restricted from doing so. Should an opportunity be presented to the Board of Trustees, a decision would be made based on the benefit to UPREIT and the security of the investment.

Investments in the securities of, or interest in, entities primarily engaged in real estate activities

UPREIT is permitted to invest in the securities of other entities engaged in the ownership and operation of real estate. Currently, UPREIT has invested in three limited partnerships that own and operate real estate investments. The underlying property of a security investment must meet UPREIT's investment criteria for real estate and provide a cash flow similar to other investments.

EXPECTED NATURE OF OPERATIONS AND ORGANIZATION

Dakota Real Estate Investment Trust is an unincorporated registered business trust under the laws of North Dakota and is set up to meet the requirements under Internal Revenue Code Section 856 as a real estate investment trust. Internal Revenue Code Section 856 requires that 75% of the assets of a real estate investment trust, either directly or indirectly, must consist of real estate assets and that 75% of its gross income must be derived from real estate. The net income of the Trust will be allocated in accordance with the Share ownership in the same manner as a for-profit business corporation.

CRITERIA FOR SELECTING UPREIT PROPERTIES

When considering properties to be included in its portfolio, UPREIT uses the following criteria for selection.

Income Producing Capacity. A property must produce adequate income and cash flow to allow for attractive dividend payments. UPREIT looks to properties which have historical vacancy rates no greater than 5% for multi-family properties, and 5-10% for commercial properties. UPREIT also considers operating expenses such as property management, replacement reserves, and accounting.

Demographic Data. The property must be in an area of a stable or growing market for the type of property under consideration.

Potential For Appreciation. Although the first consideration of UPREIT is income production for the payment of dividends, the long-term goal of asset appreciation and capital gain will be considered. A property located in a market of demand will be able to increase rents to allow for continued asset appreciation.

Condition of Property. UPREIT evaluates the condition of the property. It prefers either new property or older property that is in good condition. UPREIT may, however, consider properties that need to be refurbished provided the expectation for considerable asset appreciation is possible.

Vacancy Rates, Housing Starts, Building Permits. Before investing in a community, UPREIT will consider the historical vacancy for the type of properties under consideration, the number of potential new properties that have been permitted, and the amount of property under construction.

Diversity as to Size and Location. UPREIT will consider size of property, primarily from a management view. Larger complexes are easier to manage, although a single property in close proximity to property UPREIT already owns would be considered. Location will be considered as it relates to distance from services, transportation, and the market it intends to serve.

Availability of Purchase Price Discount. UPREIT will consider the actual purchase price of the property after taking into consideration any rebates or other discounts available for the purchase, as well as associated costs such as acquisition fees, appraisals, Phase I environmental reports, title insurance and loan costs.

After properties have been acquired, the Trust is permitted to mortgage its properties. A list of UPREIT's current investments is available from the Advisor.

UPREIT is authorized to purchase properties from Affiliates in certain circumstances (see "Summary of Operating Partnership Agreement-Conflicts of Interest and Investment Restrictions").

UPREIT presently expects to sell its properties; however, the sale of the properties will depend on national, regional and local business and economic conditions, availability of mortgage financing, interest rates and similar factors. It is possible that a prospective purchaser of UPREIT's properties may wish to acquire UPREIT's properties with the intention of reselling them.

SOURCES OF FUNDS

This offering of 444,444 Shares will constitute an estimated $3,000,000 public offering, providing all Shares offered are actually sold. The actual proceeds to the Trust will vary between $0 and $3 million because of different values received for different sales. For instance, public sales at $6.75 will raise $2,730,000 for the Trust after deduction of the 9-percent underwriter's commission. Current shareholders are eligible to reinvest their distributions in exchange for Trust shares at 90 percent of the selling price. (*See* Distribution Reinvestment Plan). However, no sales commissions will be paid on these sales so the amount raised by the Trust will be $6.075 per share for those sales. Finally, holders of units of limited partnership of Dakota UPREIT may exchange those units for Trust shares after a one-year holding period. No commissions will be paid on those sales so the value of the amount raised by the Trust will be units of UPREIT valued at $6.75 per unit. Depending on the number of shares purchased under the distribution reinvestment plan and through UPREIT conversions, proceeds to the Trust could range from $0 to $3 million if all units are sold. If all eligible UPREIT units were converted, the proceeds to the Trust would consist of $0 in cash and $3 million in increased equity in UPREIT.

Because of the potential sales to current shareholders and UPREIT unitholders, fewer than shares will be available for purchase by new shareholders. This public offering includes a selling commission of 9%, in addition to costs and expenses of the offering, which will not exceed one percent (1%).

USE OF PROCEEDS

The net proceeds of this Offering will be invested by the TRUST in UPREIT. UPREIT's use of proceeds is set forth in a table in the Summary of Offering section of this Offering Circular.

DESCRIPTION OF SHARES

All issued and outstanding Shares are, and the Shares being offered hereby (when sold, paid for and issued as provided in this Offering Circular), will be validly issued, fully paid and nonassessable. Said Shares are equal in every and all respects except that those Shares sold and issued to the initial organizing Board of Trustees and also to those Stage Two investors who invest $100,000 or more carry with them rights consisting of a right, warrant and option allowing the then owners or holders thereof to purchase up to an equal number of additional Shares at ninety percent (90%) of the price being paid at the time of exercise by new subscribers during a period of ten (10) years from the commencement of business by the issuer (May 20, 1997).

Limitations on the Transferability of Shares. There is little likelihood – and no guarantee – that a public market will ever develop for these shares. Additionally, investors who wish to resell these shares will be unable to sell to investors who do not meet the following investment criteria for investment in a Real Estate Investment Trust: either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. For North Dakota investors only, this suitability standard would not apply to purchases of less than $25,000 worth of shares in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year. Investors who wish to sell their shares to residents of other states may be restricted by the Blue Sky laws of those states in making sales.

Under certain circumstances the Trust may prevent the accumulation or transfer of Shares in order to protect the tax status of the Trust as a REIT. The Trust's Amended and Restated Declaration of Trust authorizes the Trustees to prevent transfer of shares in small lots to prevent the need to establish and maintain small Shareholder accounts.

Voting Rights. Each Share will be entitled to one (1) vote thereon all matters submitted to the Shareholders for such vote. Cumulative voting is allowed for the election of members to the Board of Trustees.

Life of Trust. The Trust was organized as an unincorporated, but registered, trust under North Dakota law. The Amended and Restated Declaration of Trust provides that unless earlier terminated by at least a majority vote of the Shareholders, it will continue until the expiration of twenty-one (21) years after the death of the last survivor of the original Board of Trustees. The existence of the Trust may be extended indefinitely by action of the Trustees, providing that the same is approved by the Shareholders holding at least fifty percent (50%) or more of the outstanding Shares.

Shareholder Meetings. The governing provisions of the Trust require the holding of annual meeting. The first of such meetings took place on June 25, 1998. It is the policy of the Board of Trustees that an annual meeting will be held during the month of June of each given year. All shareholders shall be given not less than fifteen (15) days' prior written notice thereof, at which time they will also be provided with financial statements, appropriate portions of tax returns, and a report from the Board of Trustees and the Advisor as to all of the activities of the Trust during the immediate calendar year.

Transfer. The Shares are tradeable and freely transferable without restriction upon the books and records of the Trust provided that the Board of Trustees has the right to limit transfers so as not to violate the previously established policies of the Trust regarding maximum ownership of Shares, which may not to exceed 9.8% of all Shares issued and outstanding at any given time.

Undertakings. The Trust undertakes (a) to file any prospectus required by Section 10(a)(3) of the Securities Act as

post-effective amendments to this Offering Circular, (b) that for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, (c) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Securities and Exchange Commission in effect at the time such post-effective amendments are filed, and (d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain at the termination of the offering.

The Trust undertakes to send to each shareholder at least on an annual basis a detailed statement of any transactions with the Advisor, Trustees or Affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the Advisor, Trustees or affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. The Trust undertakes to provide to the shareholders audited financial statements on an annual basis.

The Trust undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the Offering Circular at such time as there arises a reasonable probability that such property will be acquired by UPREIT and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing shareholders. Each Sticker supplement should disclose all compensation and fees received by the General Partner and its Affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

PLAN OF DISTRIBUTION

This offering will end on the earlier of one year from the effective date or when all the shares have been sold.

These shares will be offered on a best-efforts basis by our Underwriter Capital Financial Services, Inc., which will be paid a commission of 9% of sales and which may pay a subcommission of 7% of sales to registered broker/dealers who procure sales of these units. Capital Financial Services, Inc., is a broker/dealer registered with the National Association of Securities Dealers and is based in Minot, N.D. Capital Financial Services, Inc., will only enter into subcommission agreements with broker/dealers who are registered with the NASD and either the state of North Dakota or the state of Minnesota. Those broker/dealers likely will include Bison Capital, Inc., which is affiliated with George Gaukler. Additionally, Peter Gugisberg, an employee of the Advisor, is the firm's registered principal and Trustee Bradley Fay is a registered representative of the firm.

The minimum investment amount is $2,000. In addition, an investor may purchase Shares with a pre-determined plan that automatically makes payments for those Shares.

Shares may also be issued to current shareholders pursuant to the Distribution Reinvestment Plan. The Distribution Reinvestment Plan gives current shareholders the opportunity to receive additional shares in the Trust in lieu of a cash distribution. Shares issued pursuant to the Distribution Reinvestment Plan are sold at a 10 percent discount off the Offering Price. (See Distribution Reinvestment Plan) The Distribution Reinvestment Plan is set forth in an Exhibit to this Offering Circular. Shares sold pursuant to the Distribution Reinvestment Plan will be issued as part of this Offering. The Underwriter will not receive a commission on shares issued through the Distribution Reinvestment Plan.

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering. Proceeds may be used or invested immediately by the Trust and will not be placed in an escrow account.

SUMMARY OF AMENDED AND RESTATED DECLARATION OF TRUST

The Trust's Amended and Restated Declaration of Trust governs its operations, and it has been reviewed and unanimously approved by the Trustees. The following is a summary of certain provisions of the Amended and Restated Declaration of Trust not described elsewhere in this Offering Circular and this summary is qualified by reference to the Amended and Restated Declaration of Trust itself, which is attached as an Exhibit to this Offering Circular.

Shareholder Meetings. Annual meetings will be held by June 30 in each year immediately following the close of the last calendar year beginning in 1998. The Trust may provide a proxy statement in connection with the annual meeting. Special meetings of the Shareholders may be called by the Chairman of the Trustees, by a majority of the Trustees or by a majority of the Independent Trustees, and shall be called by an officer of the Trust upon written request of Shareholders holding in the aggregate not less than 10% of the outstanding Shares of the Trust entitled to vote at such meeting. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, the Sponsor shall provide all Shareholders within ten days after receipt of said request, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than fifteen nor more than sixty days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to Shareholders. At any meeting, a Shareholder is entitled to one vote for each Share owned upon all matters submitted to the Shareholders for a vote.

Reports to Shareholders. The Trust shall cause to be prepared and mailed or delivered to each Shareholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Trust within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include: (a) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (b) the ratio of the costs of raising capital during the period to the capital raised; (c) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any Affiliate of the Advisor by the Trust and including fees or charges paid to the Advisor and any Affiliate of the Advisor by third parties doing business with the Trust; (d) the total operating expenses of the Trust, stated as a percentage of average invested assets and as a percentage of its net income; (e) a report from the independent trustees that the policies being followed by the Trust are in the best interests of its Shareholders and the basis for such determination; and (f) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving the Trust, Trustees, Advisors, Sponsors and any Affiliates thereof occurring in the year for which the annual report is made. Independent Trustees shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.

Transactions with Affiliates. The Trustees occupy a fiduciary relationship with respect to transactions entered into with the Trust. The Trust will not engage in transactions with any Trustee, officer, sponsor, or any Affiliates of such persons, except to the extent that each such transaction has, after disclosure of such affiliation, been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Shareholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length basis; (3) The total consideration is not in excess of the value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to the Advisor, or Affiliates and Trustees, for services rendered in a capacity other than for contracted management services or as a Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of the compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved. In addition, the following limitations shall apply:

A. The Trust shall not purchase property from the Advisor, any Trustee or Affiliates thereof unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction

approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Sponsor, Trustee or Affiliate thereof, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable. In no event shall the purchase price exceed the appraised value.

B. The Trust shall not sell property to a Sponsor, or any Trustee or Affiliates thereof, without the approval of a majority of the Trustees (including a majority of the Independent Trustees). The Board of Trustees, including a majority of the Independent Trustees, must determine that the transaction is fair and reasonable to the Trust.

C. The Trust may obtain loans from a Sponsor, or any Trustee or Affiliates thereof, with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

D. The Trust will not invest in joint ventures with a Sponsor, or any Trustee, or Affiliates thereof, unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

E. When a Sponsor, or any Trustee or Affiliate's thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Trust, the Trust's Prospectus shall describe a reasonable method by which properties are allocated to the competing investment entities. It shall be the duty of the Trustees (including the Independent Trustees) to assure such method is applied fairly to the Trust.

F. All other transactions between the Trust and a Sponsor, or any Trustee or Affiliates thereof, shall require approval by a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as being fair and reasonable to the Trust and on the terms and conditions not less favorable to the Trust than those available from unaffiliated third parties.

Investment and Other Restrictions. The Trust will not engage in any of the following investment practices or activities: (1) invest in commodities or commodity future contracts; (2) invest more than ten percent (10%) of its total assets in unimproved real property or indebtedness secured by a real estate mortgage loan on unimproved real property; "unimproved property" means property which has the following characteristics (i) an equity interest in property which was not acquired for the purpose of producing rental or other operating income, (ii) has no development or construction in process on such land, and (iii) no development or construction on such land is planned in good faith to commence within one year; (3) engage in any short sale; (4) borrow on an unsecured basis if such borrowings will result in an asset coverage of less than three hundred percent (300%); "asset coverage," means the ratio which the value of the total assets of the Trust, less all liabilities and indebtedness except indebtedness for unsecured borrowings, reserve for depreciation and amortization, bears to the aggregate amount of all unsecured borrowings of the Trust; (5) engage in trading as compared with investment activities; (6) acquire securities in any company holding investments or engaging in activities prohibited by these restrictions; (7) engage in underwriting or the agency distribution of securities issued by others; (8) issue equity securities redeemable at the option of the holder; or (9) issue debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service the higher level of debt. In addition, the Trust may not incur any indebtedness which would result in an aggregate amount of indebtedness in excess of three hundred percent (300%) of the Trust's adjusted net worth. Any excess in borrowing over such 300% level shall be approved by a majority of the Independent Trustees and disclosed to Shareholders in the next quarterly report of the Trust, along with justification for such excess. 'Adjusted net worth,' means the amount obtained by subtracting the Trust's total liabilities from its total assets as adjusted, but not to include its reserve for depreciation and amortization, and based on figures

shown on the Trust's books in accordance with generally accepted accounting principles. The aggregate borrowings, if any, of the Trust, secured and unsecured, shall be reasonable in relation to the net assets of the Trust and shall be reviewed by the Trustees at least annually.

Limited Liability of Trustees. The Amended and Restated Declaration of Trust provides that Trustees and Affiliates shall have no liability for any loss suffered by the Trust which arises from the action or inaction of them, if they, in good faith determined that their conduct was in the best interest of the Trust and such conduct did not constitute negligence or misconduct.

Indemnification of Trustees and Affiliates. The Amended and Restated Declaration of Trust provides that the Trust shall indemnify the Trustee and Affiliates with respect to actions, suits or proceedings or against whom a claim or liability is asserted by reason that he was or is a Trustee or Affiliate. However, indemnification by the Trust will be provided only if all of the following are met: (1) The Trustee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust; (2) such liability or loss was not the result of negligence or misconduct by the Trustee or Affiliate; and (3) such indemnification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the Shareholders. Indemnification will not be allowed for any liability imposed by judgment, and costs associated therewith, including attorney's fees, arising from or out of a violation of state or federal securities laws associated with the offer and sale of Shares. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either: (1) approves the settlement and finds that indemnification of the settlement and related costs should be made; or (2) approves indemnification of litigation costs if a successful defense is made. Any agreement of the Trust providing indemnification of a Trustee or Affiliate must be approved by a majority of the Trustees (including a majority of Independent Trustees) not otherwise interested therein as being fair and reasonable to the Trust. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising out of the Securities Act of 1933 is against public policy and therefore unenforceable.

Possible Shareholder Liability. The Trust is an unincorporated business trust organized and registered under North Dakota law. No individual Shareholder is to be personally liable as such for any liabilities, debts or obligations of, or claim against, the "real estate investment trust," wherever arising, and whether arising before or after such Shareowner became the owner or holder of shares thereof. No Shareholder shall be held to any personal liability whatsoever in connection with the affairs of the Trust, and all persons shall look solely to the Trust for satisfaction of claims of any nature and the Trust shall be solely liable therefore and resort shall be had solely to the Trust for the payment. In respect to tort claims, contract claims where Shareholder liability is not negated, claims for taxes and certain statutory liabilities, it is possible that Shareholders may, in jurisdictions other than North Dakota, be held personally liable to the extent that such claims are not satisfied by the Trust. This is because some other jurisdictions (where the Trust may acquire property) have not, by specific legislation or case law, granted limited liability to Shareholders (beneficiaries) of a business trust. In any such event, however, the Shareholder would be entitled to reimbursement (and indemnity) from the general assets of the Trust. Under the terms of the Amended and Restated Declaration of Trust, the Shares being offered hereby will not be subject to further calls or assessments by the Trust. All agreements of the Trust expressly will include a provision that Shareholders have no personal liability thereunder. The Trust does not believe that Shareholders are exposed to any significant risk, however because (i) the Trust's assets are expected to be adequate to meet its obligations, (ii) all contract claims will be negated as described in the preceding sentence, (iii) Trust mortgages, if any, will be non-recourse; and (iv) the Trust will carry insurance which the Trust considers adequate to cover probable tort claims. In addition, if the Trust or its counsel believe there is a question of liability in any state where the Trust may acquire property, the Trust will likely acquire such property through a wholly-owned real estate investment trust subsidiary corporation or limited liability company, and this would further limit or eliminate any such possible Shareholder liability.

Limit on the Amount of Shares Owned. The Amended and Restated Declaration of Trust provides that one Shareholder may not, after the initial public offering of Shares, own in excess of 9.8% of the outstanding Shares. The Trustees may prohibit transfer of any Shares that would violate this provision, and/or redeem offending Shares following the redemption provisions next described. The Trustees may in their discretion issue Shares and other securities for cash, property or other consideration on such terms as they may deem advisable. The Trustees are not authorized to issue more

than one class of equity securities, which are herewith designated Shares.

Certain Transfer Restrictions-Redemptions. For the Trust to qualify as a real estate investment trust under the Internal Revenue Code in any taxable year, not more than fifty percent (50%) of its outstanding Shares may be owned directly or indirectly by five or fewer individuals (determined with the application of certain attribution rules) at any time during the last half of any taxable year. In order that the Trust will meet these requirements and to preserve the Trust's tax status as a real estate investment trust, the Trustees have the power under the Trust's Amended and Restated Declaration of Trust to prohibit the transfer of and/or redeem a sufficient number of Shares, selected in a manner deemed appropriate by the Trustees to maintain or bring the ownership of Shares into conformity with such requirements. The redemption price will be the fair market value as reflected in the latest market quotations, or, if no quotations are available, as determined in good faith by the Trustees. The holder of Shares called for redemption shall cease to be entitled to distributions, voting rights and other benefits with respect such Shares except the right to the payment of the purchase price for the Shares. The effect of these requirements is to limit ownership of the Shares by each of the five largest Shareholders to no more than 9.8% of the outstanding Shares per holder including certain family members and other persons under applicable Code attribution provisions. To prevent the establishment and maintenance of small Shareholder accounts that would be uneconomical for the Trust to service and maintain, the Trustees may restrict transfers into (following the transfer prohibition and redemption provisions above described), or redeem the Shares held in, small lot (initially four Shares or less) and fractional share accounts.

Duration of Trust. The Amended and Restated Declaration of Trust provides for the termination of the Trust on the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees who have signed the Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale proceeds (after provision for payment of the Trust's liabilities) to Shareholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Shareholders. In all events, the Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities.

Shareholders may, at any time, by a vote of Shareholders holding at least a majority of the outstanding Shares elect to terminate the Trust and direct the Trustees to wind up and settle the Trust's affairs, liquidate the Trust's assets and distribute the net proceeds to the Shareholders of record.

Amendments. The Amended and Restated Declaration of Trust may be amended by an affirmative vote of Shareholders holding a majority of the outstanding Shares. In addition, a majority of the Trustees (including a majority of the Independent Trustees) may, without the approval of the Shareholders, adopt an amendment to the Amended and Restated Declaration of Trust which the Trustees determine in good faith to be necessary to conform to the requirements of the federal tax law provisions for real estate investment trusts, or any requirements imposed by any state securities regulator and any other applicable laws or regulations.

Limitation on Total Operating Expenses. The Amended and Restated Declaration of Trust provides that, subject to the conditions described in the following paragraph, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of two percent (2%) of the Average Invested Assets of the Trust during such fiscal year or twenty-five percent (25%) of the Trust's Net Income during such fiscal year.

The Independent Trustees may determine that a higher level of Total Operating Expenses is justified for such period. Within sixty (60) days after the end of any fiscal quarter of the Trust for which Total Operating Expenses (for twelve (12) months then ended) exceed both two percent (2%) of Average Invested Assets and twenty-five percent (25%) of Net Income as described above, the Amended and Restated Declaration of Trust hereby provides that there shall be sent to the Shareholders a written disclosure of such fact including an explanation of the conclusions of the Board of Trustees. In the event the Total Operating Expenses exceed the limitations described above and if the Trustees are unable to conclude that such excess was justified then, within sixty (60) days after the end of the Trust's fiscal year, Dakota REIT Management, Inc., shall reimburse the Trust the amount by which the Total Operating Expenses paid or incurred by the Trust exceed the limitation.

Access to Records. Any Shareholder and any designated representative thereof shall be permitted access to all records of the Trust at all reasonable times, and may inspect and copy any of them. Inspection of the Trust books and records by the administrator shall be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses, and telephone numbers of the Shareholders of the Trust along with the number of Shares held by each of them (the "Shareholder List") shall be maintained as part of the books and records of the Trust and shall be available for inspection by any Shareholder or the Shareholder's designated agent at the home office of the Trust upon the request of the Shareholder. The Shareholder List shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the Shareholder List shall be mailed to any Shareholder requesting the Shareholder List within ten days of the request. The copy of the Shareholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). A reasonable charge for copy work may be charged by the Trust.

Voting of Shares Owned by Trustees and Dakota REIT Management, Inc. Dakota REIT Management, Inc., the Trustees and their Affiliates may not vote or comment on matters submitted to Shareholders regarding removal of Dakota REIT Management, Inc., the Trustees or their Affiliates, or regarding any transaction between the Trust and any of them.

SUMMARY OF UPREIT OPERATING PARTNERSHIP AGREEMENT

The Trust is the General Partner of UPREIT. As of December 31, 2002, the Trust owned 993,528 Units of the Partnership, or 63.3 percent of the outstanding Units. Limited Partners owned 575,589 Units, or 36.7 percent of UPREIT.

The following is a summary of the material terms of the Operating Partnership Agreement. Any descriptions are qualified in their entirety by reference to the Operating Partnership Agreement. A copy of the Operating Partnership Agreement can be made available by contacting the General Partner during normal business hours at 701/239-6879.

Management

The Dakota UPREIT Limited Partnership has been organized as a North Dakota limited partnership pursuant to the Limited Partnership Agreement of UPREIT ("the Operating Partnership Agreement"). The general partner is the Trust. As the sole general partner of the limited partnership, the Trust has the full, complete and exclusive discretion to manage and control the business of the limited partnership, and the limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management of, the limited partnership.

Capital Contributions and Accounts

Capital Contributions. The Trust, as General Partner, shall contribute to the capital of the Partnership all of its assets subject to all of its liabilities. The Limited Partners shall contribute to the capital of the Partnership the personal or real property in such amounts and under the terms and conditions as set forth in a subscription agreement signed by the Limited Partner.

Although not stated in the Limited Partnership Agreement, the Trustees have established criteria for the property that will be accepted in exchange for UPREIT Units. UPREIT may invest in any type of real estate; however, its emphasis will be multi-family apartments and town homes (approximately 70% of UPREIT's portfolio) and the balance in office buildings, shopping centers, industrial properties, special purpose buildings, and undeveloped acreage. No more than 10% of UPREIT's assets will be invested in unimproved real estate, except for property where development will commence within one year.

UPREIT has not invested in real estate mortgages to date, but it is not restricted from doing so. UPREIT is permitted to invest in the securities of other entities engaged in the ownership and operation of real estate. Currently, UPREIT has invested in three limited partnerships that own and operate real estate investments. The underlying property of

a security investment must meet UPREIT's investment criteria for real estate and provide a cash flow similar to other investments. UPREIT is not prohibited from investing in entities engaged in real estate activities, however, it has not done so and does not intend to do so. (*See* Investment Objectives and Policies, above.)

Additional Capital Contributions and Issuances of Additional Partnership Interest. Except as provided in the Operating Partnership Agreement, the Partners shall have no right or obligation to make any additional Capital Contributions or loans to the Partnership. The General Partner may contribute additional capital to the Partnership, from time to time, and receive additional Partnership Interests in return.

Issuance of Additional Partnership Interests. The General Partner is authorized to cause the Partnership to issue such additional Partnership Interests in the form of Partnership Units for any Partnership purpose at any time or from time to time, to the Partners (including the General Partner) or to other Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners. However, no additional Partnership Interests shall be issued to the General Partner unless it complies with the provisions set forth in the Operating Partnership Agreement.

Additional Funding. If the General Partner determines that it is in the best interests of the Partnership to provide for additional Partnership funds ("Additional Funds") for any Partnership purpose, the General Partner may (i) cause the Partnership to obtain such funds from outside borrowings, or (ii) elect to have the Trust provide such Additional Funds to the Partnership through loans or otherwise.

Capital Accounts. A separate capital account (a "Capital Account") shall be established and maintained for each Partner in accordance with Regulation Section 1.704-1(b)(2)(iv) of the Internal Revenue Code.

No Interest on Contributions. No Partner shall be entitled to interest on its Capital Contribution.

Return of Capital Contributions. No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as specifically provided in the Operating Partnership Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Partner or withdrawn Partner any part of such Partner's Capital Contribution for so long as the Partnership continues in existence.

Profits, Losses and Distributions

Allocation of Profit and Loss. Profit and Loss of the Partnership for each fiscal year of the Partnership shall be allocated among the Partners in accordance with their respective Percentage Interests.

Capital Account Deficits. Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner's Capital Account.

Allocations Between Transferor and Transferee. If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership's fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

Definition of Profit and Loss. "Profit" and "Loss" and any items of income, gain, expense, or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Section 5 of the Operating Partnership Agreement.

Distribution of Cash. The Partnership shall distribute cash on a quarterly (or, at the election of the General Partner, more frequent) basis, in an amount determined by the General Partner in its sole discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period) in accordance with their respective Percentage Interests on the Partnership Record Date; provided, however, that if a new or existing Partner acquires an additional Partnership Interest in exchange for a Capital Contribution on any date other than a Partnership Record Date, the cash distribution attributable to such additional Partnership Interest relating to the Partnership Record Date next following the issuance of such additional Partnership Interest shall be reduced in the proportion that the number of days that such additional Partnership Interest is held by such Partner bears to the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date.

Trust Distribution Requirements. The General Partner shall use its reasonable efforts to cause the Partnership to distribute amounts sufficient to enable it to pay shareholder distributions that will allow it to (i) meet its distribution requirement for qualification as a REIT as set forth in Section 857(a)(1) of the Internal Revenue Code; and (ii) avoid any federal income or excise tax liability imposed by the Code.

Limitations on Return of Capital Contributions. Notwithstanding any of the provisions of Article V of the Operating Partnership Agreement, no Partner shall have the right to receive and the General Partner shall not have the right to make, a distribution that includes a return of all or part of a Partner's Capital Contribution, unless after giving effect to the return of a Capital Contribution, the sum of all Partnership liabilities, other than the liabilities to a Partner for the return of his Capital Contribution, does not exceed the fair market value of the Partnership's assets.

Distributions Upon Liquidation. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership shall be distributed to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances. For purposes of the preceding sentence, the Capital Account of each Partner shall be determined after all adjustments made in accordance with Sections 5.1 and 5.2 of the Operating Partnership Agreement resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership's assets. To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

If the General Partner has a negative balance in its Capital Account following a liquidation of the Partnership, as determined after taking into account all Capital Account adjustments in accordance with Sections 5.1 and 5.2 of the Operating Partnership Agreement resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership's assets, the General Partner shall contribute to the Partnership an amount of cash equal to the negative balance in its Capital Account and such cash shall be paid or distributed by the Partnership to creditors, if any, and then to the Limited Partners in accordance with Section 5.6(a) of the Operating Partnership Agreement. Such contribution by the General Partner shall be made by the end of the Partnerships taxable year in which the liquidation occurs (or, if later, within 90 days after the date of the liquidation).

Rights, Obligations and Powers of the General Partner

Conflicts of Interest and Investment Restrictions. The Partnership shall not purchase any property, sell or lease any property, borrow or loan any money nor invest in any joint ventures with any trustee, director, employee, Advisor or Affiliate of the Trust, except in connection with a transaction approved by a majority of the Independent Trustees of the Trust who are not themselves in any way involved in the transaction, as being a fair, competitive and commercially reasonable transaction which is no less favorable to the Partnership than a similar transaction between unaffiliated parties under the same circumstances.

General Partner Participation. The General Partner agrees that all business activities of the General Partner, including activities pertaining to the acquisition, development or ownership of office or industrial property or other property, shall be conducted through the Partnership or one or more Subsidiary Partnerships; provided, however, that the Trust is allowed to make a direct acquisition, but if and only if, such acquisition is made in connection with the issuance of

Additional Securities, which direct acquisition and issuance have been approved and determined to be in the best interests of the Trust and the Partnership by a majority of the Independent Trustees.

Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, the Trust, or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Miscellaneous. In the event the Trust redeems any Trust Shares, then the General Partner shall cause the Partnership to purchase from the Trust a number of Partnership Units as determined based on the application of the Conversion Factor on the same terms that the Trust exchanged such Trust Shares. Moreover, if the Trust makes a cash tender offer or other offer to acquire Trust Shares, then the General Partner shall cause the Partnership to make a corresponding offer to the Trust to acquire an equal number of Partnership Units held by the Trust. In the event any Trust Shares are exchanged by the Trust pursuant to such offer, the Partnership shall redeem an equivalent number of Partnership Units for an equivalent purchase price based on the application of the Conversion Factor.

Changes in General Partner

Transfer of the General Partner's Partnership Interest. The General Partner shall not transfer its General Partnership Interest except in connection with a transaction described in Section 7.1(c) or Section 7.1(d) of the Operating iv.

Any Transfer in contravention of any of the provisions of Article IX of the Operating Partnership Agreement shall be void and ineffectual and shall not be binding upon, or recognized by, the Partnership. The General Partner agrees that it will at all times own in the aggregate at least 20% of the Partnership.

Admission of a Substitute or Additional General Partner. A Person shall be admitted as a substitute or additional General Partner of the Partnership only if the following terms and conditions are satisfied:

a) a majority in interest of the Limited Partners (other than the Trust) shall have consented in writing to the admission of the substitute or additional General Partner, which consent may be withheld in the sole discretion of such Limited Partners;

b) the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart thereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner, and a certificate evidencing the admission of such Person as a General Partner shall have been filed for recordation and all other actions required by Section 2.5 of the Operating Partnership Agreement in connection with such admission shall have been performed;

c) if the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person's authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

d) counsel for the Partnership shall have rendered an opinion (relying on such opinions, from other counsel and the state or any other jurisdiction as may be necessary) that the admission of the Person to be admitted as a substitute or additional General Partner is in conformity with the Act, that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause (i) the Partnership to be classified other than as a partnership for federal income tax purposes, or (ii) the loss of any Limited Partner's limited liability.

Rights and Obligations of Limited Partners

Limitation on Liability of Limited Partners. No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution, if any, as and when due hereunder. After its Capital Contribution is fully paid, no Limited Partner shall, except as otherwise required by the Act, be required to make any further Capital Contributions or other payments or lend any funds to the Partnership.

Exchange Right. After owning shares for one year and subject to certain limitations in the Operating Partnership Agreement, each Limited Partner, other than the Trust, shall have the right (the "Exchange Right") to require the Partnership to redeem all or a portion of the Partnership Units held by such Limited Partner. The Exchange Right shall be exercised pursuant to a Notice of Exchange delivered to the General Partner. However, the Partnership shall not be obligated to satisfy such Exchange Right if the Trust elects to purchase the Partnership Units. No Limited Partner may deliver more than two Notices of Exchange during each calendar year. A Limited Partner may not exercise the Exchange Right for less than one hundred (100) Partnership Units or, if such Limited Partner holds less than one hundred (100) Partnership Units, all of the Partnership Units held by such Partner. The Exchanging Partner shall have no right, with respect to any Partnership Units so exchanged, to receive any distribution paid with respect to Partnership Units if the record date for such distribution is on or after the Specified Exchange Date.

The Trust shall have the option to purchase any Units offered by a Limited Partner.

A Limited Partner may not exercise its exchange right if it would cause the Trust to violate Ownership Limitations set forth in the Amended and Restated Declaration of Trust, or cause the acquisition of Trust Shares by such Partner to be "integrated" with any other distribution of Trust Shares for purposes of complying with the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), or cause the acquisition of the Trust Shares to be made in violation of any of the provisions relating to exemption from registration or registration of the Securities Act.

Any Trust Shares acquired pursuant to the Exchange Right shall be "restricted shares" issued pursuant to an exemption from registration under the Securities Act and will be subject to significant limitations on resale and transfer. The Trust Shares have not been, and will not be registered under the Securities Act or the Securities Exchange Act of 1934.

Transfers of Limited Partnership Interests

Restrictions on Transfer of Limited Partnership Interests. Subject to certain provisions of the Operating Partnership Agreement, a Limited Partner may transfer all or any portion of his or her Limited Partnership Interest with or without the consent of the General Partner. The General Partner may require, as a condition of any Transfer, that the transferor assume all costs incurred by the Partnership in connection therewith.

i. No Limited Partner may effect a Transfer of its Limited Partnership Interest, in whole or in part, if, in the opinion of legal counsel for the Partnership, such proposed Transfer would require the registration of the Limited Partnership Interest under the Securities Act of 1933, as amended, or would otherwise violate any applicable federal or state securities or blue sky law (including investment suitability standards).

ii. No transfer by a Limited Partner of his or her Partnership Units, in whole or in part may be made to any Person if (i) in the opinion of legal counsel for the Partnership, the transfer would result in the Partnership's being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code), (ii) in the opinion of legal counsel for the Partnership, it would adversely affect the ability of the Trust to qualify as a REIT or subject the Trust to any additional taxes under Section 857 or section 4981 of the Code, or (iii) such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial

equivalent thereof)" within the meaning of Section 7704 of the Code.

iii. No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Regulations Section 1.752-4(b)) to any lender to the Partnership whose loan constitutes a nonrecourse liability (within the meaning of Regulations Section 1.752-1(a)(2)), without the consent of the General Partner, which may be withheld in its sole and absolute discretion, provided that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange or redeem for the Cash Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

iv. Any Transfer in contravention of any of the provisions of Article IX of the Operating Partnership Agreement shall be void and ineffectual and shall not be binding upon, or recognized by, the Partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion describes the material U.S. federal income tax consequences relating to:

- the taxation of the Trust as a Real Estate Invesment Trust ("REIT"); and
- the ownership and disposition of Trust shares.

Because this is a summary that is intended to address only federal income tax consequences relating to the ownership and disposition of shares that will apply generally to all holders, it may not contain all the information that may be important to your specific circumstances. As you review this discussion, you should keep in mind that:

- the tax consequences to you may vary depending on your particular tax situation;
- special rules may apply to you that are not discussed below if, for example, you are:
  - a tax-exempt organization;
  - a broker-dealer;
  - a non-U. S. person;
  - a trust;
  - an estate;
  - a regulated investment company;
  - a bank;
  - a pension fund;
  - a person that has a functional currency other than the U.S. dollar;
  - an insurance company; or
  - otherwise subject to special tax treatment under the Internal Revenue Code;
- this summary does not address state, local or foreign tax considerations;
- this summary deals only with the beneficial owner of Trust shares that will hold their shares as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code;

- this summary does not address all aspects of taxation that may be relevant to persons who are not citizens or residents of the United States; and

- this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of Trust shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Neither UPREIT nor the Trust has requested any rulings from the Internal Revenue Service concerning the tax treatment of the matters discussed below.

Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

As used in this discussion, the term "U.S. shareholder" means a beneficial owner of a Trust share that is for United States federal income tax purposes:

- a citizen or resident, as defined in Section 7701 (b) of the Internal Revenue Code, of the United States;

- a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

- an estate, the income of which is subject to United States federal income taxation regardless of its source; or

- in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds Trust shares, any partner that would be a U.S. shareholder if it held Trust shares directly is also a U.S. shareholder. A "non-U.S. shareholder" is a holder, including any partner in a partnership that holds Trust shares, that is not a U.S. shareholder.

REIT Qualification

Beginning with its tax year ending December 31, 2000, the Trust has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to shareholders if it meets the applicable REIT dividend requirements and other requirements for qualification.

Beginning with its tax year ending December 31, 2000, the Trust believes that it is organized and has operated, and the Trust intends to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that the Trust will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the Trust's ability to meet, through actual annual operating results, requirements relating to asset ownership, dividend levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Trust, the Trust cannot provide any assurance that its actual operating results for any particular taxable year will satisfy the requirements for taxation as a REIT under the Internal Revenue Code.

It is the opinion of the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd., assuming that the actions described in this Section have been completed on a timely basis and the Trust timely filed the requisite elections, that the Trust, commencing with its tax year ending December 31, 2000, has been organized in conformity with the requirements for qualification and the Trust's current and proposed method of operation (as described in this Offering Circular) will enable it to continue to satisfy the applicable requirements under federal income tax laws. The opinion is based and conditioned, in part, on various assumptions and certain representations made to Larkin, Hoffman, Daly & Lindgren, Ltd. by the Trust and its officers. The Trust's qualification and federal income taxation as a REIT depends upon its ability to meet, through operation of the properties it acquires and its investment in other assets, the applicable requirements under federal income tax laws. Larkin, Hoffman, Daly & Lindgren, Ltd. has not reviewed these operating results for compliance with the applicable requirements under federal income tax laws in any taxable year. Therefore, no assurance can be given that the Trust's actual operating results will allow it to satisfy the applicable requirements under federal income tax laws in any taxable year. In addition, this opinion represents Larkin, Hoffman, Daly & Lindgren, Ltd.'s legal judgment and is not binding on the Internal Revenue Service.

Taxation of the Trust as a REIT

General. So long as the Trust qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. This treatment substantially eliminates double taxation at both the corporate and shareholder levels that generally results from an investment in a regular corporation. However, the Trust will be subject to federal income tax as follows:

- The Trust will be taxed at regular corporate rates on any undistributed "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

- Under some circumstances, the Trust may be subject to the "alternative minimum tax" on its items of tax preference;

- If the Trust has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

- The Trust's net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

- If the Trust fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of the amount by which The Trust fails either the 75% or 95% test, multiplied by a fraction intended to reflect its profitability; and

- The Trust will be subject to a 4% excise tax on the excess of the required dividend over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Trust fails to distribute during each calendar year at least the sum of:

    - 85% of its REIT ordinary income for the year;
    - 95% of its REIT capital gain net income for the year; and
    - any undistributed taxable income from prior taxable years.

In addition, if the Trust acquires any asset from a taxable "C" corporation in a carry-over basis transaction, it could be liable for specified tax liabilities inherited from that "C" corporation. To its knowledge, the Trust has not acquired any

assets from a "C" corporation in a carry-over basis transaction.

Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code, which provide the rules applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its dividends.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401 (a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

Beginning with its tax year ending December 31, 2000, the Trust believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. The Trust, which was established on October 1, 1997, initially filed it federal income tax returns as a REIT for its tax years ending December 31, 1997 and December 31, 1998. Subsequently, the Trust, upon realizing that it had not met condition (5) above requiring that the beneficial interests of the Trust are to be held by one hundred (100) or more persons, filed amended federal income tax returns for its tax years ending December 31, 1997 and December 31, 1998 on which it elected to be taxed as a C corporation for those tax years. The Trust also filed its federal income tax return for its tax year ending December 31, 1999 as a C corporation.

It is the Trust's position that following the amendment of its 1997 and 1998 federal income tax returns, that it had not made an election to be taxed as a REIT on such tax returns. The Internal Revenue Service could disagree with the Trust's position and assert that the Trust had made a REIT tax election on its originally filed tax return for its tax year ending

December 31, 1997, and such election was thereafter terminated or revoked. If this were the case, Code Section 856(g)(3) provides that once an entity makes a REIT tax election and it is thereafter terminated or revoked, the entity cannot make another REIT tax election for any taxable year prior to the fifth taxable year which begins after the first taxable year for which such termination or revocation is effective, unless a good faith exception set forth in Code Section 856(g)(4) applies.

The Trust believes that, if necessary, it would qualify under the good faith exception set forth in Code Section 856(g)(4) which provides that an entity can re-elect to be taxed as a REIT prior to the end of the five (5) year period if (i) the entity has not willfully failed to file a timely income tax return for the taxable year with respect to which the termination of the election occurred, (ii) the inclusion of any incorrect information on such return was not due to fraud with intent to evade tax, and (iii) the entity establishes to the satisfaction of the Internal Revenue Service that its failure to qualify as a REIT was due to reasonable cause and not willful neglect. The Trust believes that all of its income tax returns have been filed timely and any incorrect information on such returns was included in good faith and not with an intent to evade tax; that no tax liability was due either on the originally filed returns or on the amended returns for 1997 and 1998; and that it reasonably believed that it had three (3) years in order to satisfy the one hundred (100) person beneficial ownership requirement set forth in Code Section 856(a)(5), as opposed to the actual one (1) year waiver of this condition provided in Code Section 856(h)(2). Therefore, the Trust believes it would, if necessary, meet the requirements set forth in Code Section 856(g)(4) and its election to be taxed as a REIT beginning January 1, 2001 is effective as of that date.

The Internal Revenue Service has not ruled on any issues regarding the timing or effectiveness of the Trust's election to be taxed as a REIT. In the event that it was determined that Code Section 856(g)(3) applied to the Trust, and that the exception provided in Code Section 856(g)(4) was not applicable to the Trust, the Trust would not be eligible to re-elect to be taxed as a REIT until its tax year beginning January 1, 2003, and would be taxed as a C corporation for its tax years ending prior to January 1, 2003. However, the Trust believes that taxation of the Trust as a C Corporation for the years through December 31, 2001, would not affect the amount of the Trust's taxes for those years.

The Trust's declaration of trust contains restrictions regarding the transfer of shares of beneficial interest that are intended to assist the Trust in continuing to satisfy the share ownership requirements described in condition (6) above. These restrictions, however, may not ensure that the Trust will be able to satisfy such share ownership requirements. If the Trust fails to satisfy such share ownership requirements, it will fail to qualify as a REIT. To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If the Trust complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

To qualify as a REIT, the Trust cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. The Trust does not have any undistributed non-REIT earnings and profits.

Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to a REIT as described below. Thus, the Trust's proportionate share of the assets and items of income of UPREIT are treated as assets and items of income of the Trust for purposes of applying the asset and income tests. The Trust has control over UPREIT and intends to operate it in a manner that is consistent with the requirements for qualification of the Trust as a REIT.

Income Tests Applicable to REITs. To qualify as a REIT, the Trust must satisfy two gross income tests. First, at least 75% of the Trust's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of the Trust's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under

hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by the Trust will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and certain applicable conditions are met. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Trust is only allowed to provide services that are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, the Trust may not provide "impermissible services" to the tenants except through an independent contractor that bears the expenses of providing the services and from whom the Trust derives no revenue. The Trust, however, may provide some impermissible services directly if the "impermissible tenant service income" at any particular property for any taxable year does not exceed 1% of the Trust's total income from that property. Impermissible tenant service income is deemed to be at least 150% of the Trust's direct cost of providing the service. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Trust's total income from the property, the services will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income will not qualify as rents from real property. If the impermissible tenant service income exceeds 1% of the Trust's total income from a property, then all of the income from that property will fail to qualify as rents from real property.

The Trust does not and does not intend to do any of the following:

- charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above, unless the Trust determines that the rent received from a particular tenant under this type of arrangement is not material and will not jeopardize the Trust's status as a REIT;

- rent any property to a related party tenant, unless the Trust determines that the rent received from the related party tenant that results in non-qualifying income is not material and will not jeopardize the Trust's status as a REIT;

- derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease, unless the rental income is not material and will not jeopardize the Trust's status as a REIT; or

- perform services considered to be noncustomary or rendered to the occupant of the property, other than through an independent contractor from whom the Trust derives no revenue, except where the impermissible tenant service income would not exceed the 1% limit described above.

The Trust provides services and access to third-party service providers at some or all of its properties. However, based upon the Trust's experience in the office rental markets where the properties are located, the Trust believes that all access to service providers and services provided to tenants by the Trust either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in impermissible tenant service income with respect to any property in excess of the 1% limit. However, the Trust cannot provide any assurance that the Internal Revenue Service will agree with these positions. The Trust monitors the activities at its properties and believes that the 1% limit has not been exceeded at any

property and intends to continue to monitor the application of the 1% limit at each of its properties.

If the Trust fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if the Trust's failure to meet the tests is due to reasonable cause and not due to willful neglect. It is not possible to state whether the Trust would be entitled to the benefit of these relief provisions. For example, if the Trust fails to satisfy the gross income tests because nonqualifying income that the Trust intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Trust, the Trust will fail to qualify as a REIT.

Any gain realized by the Trust on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including the Trust's share of this type of gain realized by UPREIT, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. UPREIT intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of its properties as are consistent with UPREIT's investment objectives. The Trust cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales is subject to the 100% penalty tax.

Asset Tests Applicable to REITs. At the close of each quarter of its taxable year, the Trust must satisfy six tests relating to the nature of its assets:

(1) at least 75% of the value of the Trust's total assets must be represented by real estate assets. The Trust's real estate assets include, for this purpose, its allocable share of real estate assets held by UPREIT, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares of the Trust, cash, cash items and government securities;

(2) not more than 25% of the Trust's total assets may be represented by securities, other than those securities includable under the 75% asset class;

(3) not more than 20% of the Trust's total assets may be represented by securities of one or more taxable REIT subsidiaries;

(4) not more than 5% of the Trust's total assets may consist of securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test);

(5) the Trust may not own more than 10% of the total voting power of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test); and

(6) the Trust may not own more than 10% of the total value of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test).

After initially meeting the asset tests at the close of any quarter, the Trust will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An acquisition of securities could include the Trust increasing its interest in UPREIT as a result of a merger, the exercise by limited partners of their redemption right relating to units in UPREIT, or an additional capital contribution of proceeds of an offering of shares of beneficial interest by the Trust. The Trust intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be

required to cure any noncompliance with the asset tests. If the Trust were to fail to cure noncompliance with the asset tests within this time period, the Trust would cease to qualify as a REIT.

Annual Dividend Requirements Applicable to REITs. To qualify as a REIT, the Trust is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of the Trust's REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income.

In addition, if the Trust recognizes any built-in gain, the Trust will be required, under Treasury Regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before the Trust timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

The Trust intends to make timely distributions sufficient to satisfy its annual distribution requirements. In this regard, the partnership agreement of UPREIT authorizes the Trust, as general partner, to take steps as may be necessary to cause UPREIT to distribute to its partners an amount sufficient to permit the Trust to meet these distribution requirements. It is expected that the Trust's REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, the Trust anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Trust, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, the Trust may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable stock dividends.

Under some circumstances, the Trust may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Thus, the Trust may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Trust will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that the Trust does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

The Trust will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Trust fails to distribute during each calendar year at least the sum of:

- 85% of its REIT ordinary income for the year;
- 95% of its REIT capital gain net income for the year; and
- any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Recordkeeping Requirements. Under applicable Treasury Regulations, the Trust must comply with applicable recordkeeping requirements to qualify for taxation as a REIT.

Failure of The Trust to Quality as a REIT. If the Trust fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, the Trust will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If the Trust fails to qualify as a REIT, the Trust will not be required to make any distributions to shareholders and any distributions that are made to shareholders will not be deductible by the Trust. As

a result, the Trust's failure to qualify as a REIT would significantly reduce the cash available for distributions by the Trust to its shareholders. In addition, if the Trust fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Trust's current and accumulated earnings and profits, whether or not attributable to capital gains of the Trust, and corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that the Trust would be entitled to any statutory relief.

Taxation of U.S. Shareholders

Distributions by the Trust. So long as the Trust qualifies as a REIT, distributions to U.S. shareholders out of its current or accumulated earnings and profits, that are not designated as capital gain dividends, will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will reduce the adjusted tax basis of the shareholder's shares. Distributions that exceed the U.S. shareholder's adjusted basis in its shares will be taxable as capital gains if the shares are held as a capital asset. If the Trust declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 30 of the following year, the Trust will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

The Trust may elect to designate distributions of its net capital gain as "capital gain dividends." Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held its shares. If the Trust designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Trust may designate all or part of its net capital gain as "undistributed capital gain." The Trust will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder will be required to include its share of this gain in income as long-term capital gain. However, the U.S. shareholder will also be treated as having paid its share of the tax paid by the Trust with respect to the gain. Accordingly, U.S. shareholders will be able to claim a refund or a credit to the extent that the tax paid by the Trust exceeds the shareholders' tax liability on the undistributed capital gain. The U.S. shareholder's basis in its shares would be increased by its share of this gain and decreased by its share of applicable tax.

The Trust will classify portions of any designated capital gain dividend as either:

- a 20% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

- an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

The Trust must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the Trust only will be effective to the extent that they comply with Revenue Ruling 89-91, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Distributions made by the Trust and gain arising from the sale or exchange by a U.S. shareholder of shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from the Trust generally will be treated as investment

income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Trust will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust. The Trust's operating or capital losses would be carried over by the Trust for potential offset against future income, subject to applicable limitations.

Sales of Shares. Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

- the amount of cash and the fair market value of any property received on the sale or other disposition; and
- the holder's adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. Generally, a non-corporate U.S. shareholder who has held Trust shares for more than one year will be taxable on capital gain at a maximum rate of 20%. However, a maximum rate of 25% will apply to capital gain that is treated as "unrecaptured Section 1250 gain" for individuals, trusts and estates. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations on how the capital gain rates will apply to sales of shares in REITs. Shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Trust shares held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or more, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Trust that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as "debt financed property" within the meaning of the Internal Revenue Code, the dividend income from the Trust will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Trust will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for applicable purposes to offset the income generated by its investment in the Trust. These tax-exempt shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

Tax Aspects of the Trust's Ownership of Interests in UPREIT

General. All of the Trust's investments are held indirectly through UPREIT. In general, partnerships are "pass-through" entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. The Trust includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Trust includes its proportionate share of assets held through UPREIT.

Entity Classification. The Trust believes that UPREIT will be treated as a partnership for federal income tax

purposes and will not be taxable as a coporation. If UPREIT were treated as a corporation, it would be subject to an entity level tax on its income and the Trust could fail to meet the REIT income and asset tests.

It is the opinion of the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd., assuming the actions described in this Section have been completed on a timely basis, that UPREIT, commencing with its tax year ending December 31, 2000, has been organized in conformity with the requirements for qualification as a partnership, and UPREIT's current and proposed method of operations (as described in this Offering Circular) will enable it to continue to satisfy the applicable requirements under federal income tax laws. The opinion is based and conditioned, in part, on various assumptions and certain representations made to Larkin, Hoffman, Daly & Lindgren, Ltd. by UPREIT, the Trust and its officers. In addition, this opinion represents Larkin, Hoffman, Daly & Lindgren, Ltd.'s legal judgment and is not binding on the Internal Revenue Service.

A partnership is a "publicly traded partnership" under Section 7704 of the Internal Revenue Code if:

- interests in the partnership are traded on an established securities market; or
- interests in the partnership are readily tradeable on a "secondary market" or the "substantial equivalent" of a secondary market.

Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradeable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified "safe harbors," which are based on the specific facts and circumstances relating to the partnership.

UPREIT currently takes the reporting position for federal income tax purposes that it is not a publicly traded partnership. There is a significant risk, however, that the right of a holder of UPREIT units to redeem the UPREIT units for the Trust shares could cause UPREIT units to be considered readily tradeable on the substantial equivalent of a secondary market. Moreover, if UPREIT units were considered to be tradeable on the substantial equivalent of a secondary market, either now or in the future, UPREIT cannot provide any assurance that it would qualify for any of the safe harbors mentioned above, or that, if it currently qualifies for a safe harbor, UPREIT will continue to qualify for any of the safe harbors in the future.

If UPREIT is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of "qualifying income" under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and, other types of passive income. The Trust believes that UPREIT will have sufficient qualifying income so that it will be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to the Trust in order for it to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although a difference exists between these two income tests regarding whether rent is considered from a related tenant, the Trust does not believe that this difference would cause UPREIT not to satisfy the 90% gross income test applicable to publicly traded partnerships.

Final anti-abuse Treasury regulations have been issued under the partnership provisions of the Internal Revenue Code that authorize the Internal Revenue Service, in some abusive transactions involving partnerships, to disregard the form of a tranaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a parntership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. Some limited partners have the right, beginning two years after the formation of the partneship, to require the redemption of their limited partnership interests in exchange for cash or REIT stock. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions and, thus, cannot be recast by the Internal Revenue Service. However, redemption rights associated with certain UPREIT limited partnership interests will not conform in all respects with the redemption rights in the

foregoing example. Moreover, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, the Trust cannot assure that the Internal Revenue Service will not attempt to apply the anti-abuse regulations to it. Any such action could potentially jeopardize the Trust's status as a REIT and materially affect the tax consequences and economic return resulting from an investment in the Trust.

Allocations of Partnership Income, Gain, Loss, Deduction and Credit. A partnership agreement will generally determine the allocation of income and loss among partners. However, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable Treasury Regulations, which generally require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The allocations of taxable income and loss provided for in the partnership agreement of UPREIT are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss, deduction and credit attributable to a property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, as applicable, the difference between the adjusted tax basis and the fair market value of property at the time of contribution. The difference is known as a book-tax difference. Section 704(c) allocations are for federal income tax purposes only and do not affect the book capital accounts or other economic or legal arrangements among the partners. Under Treasury Regulations promulgated under Section 704(c) of the Internal Revenue Code, similar rules apply when a partnership elects to "revalue" its assets in limited situations, such as when a contribution of property is made to a partnership by a new partner.

The partnership agreement of UPREIT requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of alternative methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. UPREIT and the Trust have determined to use the traditional method of accounting for book-tax differences with respect to the properties initially contributed to UPREIT on its formation or subsequently acquired by merger or contribution.

In general, if any asset contributed to or revalued by UPREIT is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including possibly the Trust, will be allocated lower amounts of depreciation deductions as to specific properties for tax purposes by UPREIT and increased taxable income and gain on sale. Thus, the Trust, as a partner of UPREIT, may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to it as a result of the sale and, as a result, the allocation might cause the Trust, as a partner of UPREIT, to recognize taxable income in excess of the cash distribution received. This excess taxable income is sometimes referred to as "phantom income." Because the Trust relies on cash distributions from UPREIT to meet its REIT distribution requirements, which are specified percentages of its REIT taxable income, the recognition of this phantom income might adversely affect the Trust's ability to comply with those requirements. In this regard, it should be noted that as the general partner of UPREIT, the Trust will determine, taking into account the tax consequences to it, when and whether to sell any given property.

Other Tax Consequences for the Trust and Its Shareholders

The Trust and its shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of the Trust should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Trust shares.

LEGAL MATTERS

The validity and legality of the Shares offered hereby will be passed upon for the Trust by the law firm of Vogel, Weir, Hunke & McCormick, Ltd., 502 First Avenue North, Fargo, North Dakota. Tax matters have been passed upon for the Trust by the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd.

EXPERTS

The audited financial statement included in this Offering Circular have been audited by Eide Bailly LLP, independent certified public accountants.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. Relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

See audited financial statements of Dakota Real Estate Investment Trust, to include Balance Sheets dated December 31, 2002 and December 31, 2001, and unaudited financial statements for the three month period ending March 31, 2003. (Attached)

(1) **Balance Sheet** – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(Attached)

(2) **Statements of income, cash flows, and other stockholders equity** – for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years an the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

(Attached)

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

See unaudited financial statements for Amber Fields Apartments for the six month period ending June 30, 2002 and the year ended December 31, 2001, and unaudited financial statements for Pioneer Center, LLP for the six month period ending June 30, 2002 and the year ended December 31, 2001. (Attached)

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

1. Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

2. Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) 1. The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

2. These financial statements need not be audited.

3. The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

4. If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

See Combined Pro Forma financial statements (unaudited) as of March 31, 2003 and the three month period ending March 31, 2003. (Attached)

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase: encompasses the purchase of an interest in a business accounted for by the equity method):

1. During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

2. After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

1. If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

2. If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

DAKOTA REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

DAKOTA REAL ESTATE INVESTMENT TRUST

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Dakota Real Estate Investment Trust
Fargo, North Dakota

We have audited the accompanying consolidated balance sheets of **Dakota Real Estate Investment Trust** as of December 31, 2002 and 2001, and the related consolidated statements of operations, beneficial interest, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Dakota Real Estate Investment Trust** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Fargo, North Dakota
March 11, 2003

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
REAL ESTATE INVESTMENTS		
Property and equipment, at cost, less accumulated depreciation	$ 26,129,298	$ 13,323,123
Investments in partnerships	443,418	442,460
Total real estate investments	26,572,716	13,765,583
CASH	99,630	143,265
RESTRICTED DEPOSITS	679,700	417,231
ACCOUNTS RECEIVABLE		
Tenant	68,856	9,660
Other	6,347	9,807
Related party	35,664	34,002
PREPAID EXPENSES	66,867	25,190
FINANCING COSTS, less accumulated amortization of $14,802 in 2002 and $3,943 in 2001	145,235	89,828
	$ 27,675,015	$ 14,494,566

See Notes to Consolidated Financial Statements

	2002	2001
LIABILITIES		
MORTGAGE NOTES PAYABLE	$ 18,725,249	$ 10,376,914
SHORT-TERM NOTES PAYABLE	500,000	-
SPECIAL ASSESSMENTS PAYABLE	299,831	-
TENANT SECURITY DEPOSITS PAYABLE	137,512	85,717
ACCOUNTS PAYABLE	67,551	29,477
ACCRUED EXPENSES		
Real estate taxes	491,934	240,234
Interest	102,754	58,309
Total liabilities	20,324,831	10,790,651
MINORITY INTEREST OF UNITHOLDERS IN OPERATING PARTNERSHIP	3,489,594	793,335
BENEFICIAL INTEREST		
SHARES OF BENEFICIAL INTEREST Authorized, 50,000 shares Issued, 2002 46,457; 2001 34,910	5,100,731	3,687,882
ACCUMULATED DEFICIT	(790,067)	(549,230)
SYNDICATION COSTS	(450,074)	(228,072)
	3,860,590	2,910,580
	$ 27,675,015	$ 14,494,566

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME		
Income from rental operations	$ 2,546,156	$ 1,694,081
Interest income	16,351	28,522
Income from investments	32,351	-
	2,594,858	1,722,603
EXPENSES		
Expenses from rental operations		
Interest expense	871,034	617,339
Depreciation and amortization	517,097	351,515
Real estate taxes	370,641	215,528
Utilities	214,930	169,167
Maintenance and payroll	183,495	101,973
Property management fees	94,313	66,071
Administrative	117,662	77,762
Prepayment penalty	-	37,684
Insurance	46,940	23,542
	2,416,112	1,660,581
Administration of REIT		
Advisory management fees	42,875	27,759
Directors fees	7,500	8,000
Administration	10,210	7,228
Insurance	7,299	7,366
Professional fees	4,807	4,817
	72,691	55,170
Total expenses	2,488,803	1,715,751
INCOME BEFORE MINORITY INTEREST	106,055	6,852
MINORITY INTEREST	(21,751)	(3,223)
NET INCOME	$ 84,304	$ 3,629

See Notes to Consolidated Financial Statements

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF BENEFICIAL INTEREST
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Shares of Beneficial Interest		Accumulated	Syndication	
	Shares	Amount	(Deficit)	Costs	Total
BALANCE, DECEMBER 31, 2000	27,192	$ 2,781,951	$ (352,484)	$ (149,905)	$ 2,279,562
Shares of beneficial interest issued	6,038	724,467	-	-	724,467
Dividends	-	-	(200,375)	-	(200,375)
Dividends reinvested	1,680	181,464	-	-	181,464
Syndication costs	-	-	-	(78,167)	(78,167)
Net income	-	-	3,629	-	3,629
BALANCE, DECEMBER 31, 2001	34,910	3,687,882	(549,230)	(228,072)	2,910,580
Shares of beneficial interest issued	9,084	1,135,771	-	-	1,135,771
Dividends	-	-	(325,141)	-	(325,141)
Dividends reinvested	2,463	277,078	-	-	277,078
Syndication costs	-	-	-	(222,002)	(222,002)
Net income	-	-	84,304	-	84,304
BALANCE, DECEMBER 31, 2002	46,457	$ 5,100,731	$ (790,067)	$ (450,074)	$ 3,860,590

See Notes to Consolidated Financial Statements

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 84,304	$ 3,629
Charges and credits to net income not affecting cash		
Depreciation and amortization	517,097	351,515
Noncash portion of income from equity investments	(17,768)	-
Minority interest	21,750	3,223
Changes in assets and liabilities		
Due from related party	(1,662)	(21,934)
Accounts receivable	(55,736)	(14,963)
Prepaid expenses	(41,677)	(11,584)
Tenant security deposits	(46,760)	(26,766)
Real estate tax and insurance escrows	(137,481)	(48,706)
Accounts payable	38,074	(7,987)
Accrued expenses	296,145	71,663
Tenant security deposits payable	51,795	25,926
NET CASH FROM OPERATING ACTIVITIES	708,081	324,016
INVESTING ACTIVITIES		
Purchase of property and equipment	(5,964,727)	(1,464,435)
Net deposits to replacement reserve	(78,228)	(37,287)
Purchase of investments in partnerships	-	(470,000)
Distributions received from partnership investments	16,810	27,540
NET CASH USED FOR INVESTING ACTIVITIES	(6,026,145)	(1,944,182)
FINANCING ACTIVITIES		
Proceeds from (payments on) short-term debt	500,000	(150,000)
Payments for financing costs	(67,916)	(93,771)
Principal payments on special assessments payable	(28,184)	-
Proceeds from long-term debt borrowing	4,571,950	6,457,215
Principal payments on long-term debt	(520,857)	(5,330,573)
Proceeds from issuance of shares of beneficial interest	1,135,771	724,467
Dividends/distributions paid	(94,333)	(21,754)
Payment of syndication costs	(222,002)	(78,167)
NET CASH FROM FINANCING ACTIVITIES	5,274,429	1,507,417
NET CHANGE IN CASH	(43,635)	(112,749)
CASH AT BEGINNING OF PERIOD	143,265	256,014
CASH AT END OF PERIOD	$ 99,630	$ 143,265

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CONSOLIDATED STATEMENTS OF CASH FLOWS – page 2

	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments for interest	$ 826,589	$ 599,364
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES		
Acquisition of assets in exchange for the issuance of minority interest shares in UPREIT	$ 2,720,779	$ 792,859
Acquisition of assets in exchange for assumption of long-term debt and issuance of note payable	$ 4,297,242	$ 2,135,076
Acquisition of assets in exchange for assumption of special assessments payable	$ 317,211	$ -
Increase in land improvements due to increase in special assessments payable	$ 10,804	$ -
Dividends declared	$ 325,141	$ 200,375
Dividends reinvested	(277,078)	(181,464)
Dividends paid to shareholders	48,063	18,911
Distributions declared to minority interest in UPREIT	50,704	3,534
Distributions reinvested by minority interest	(4,434)	(691)
Total dividends/distributions paid	$ 94,333	$ 21,754

NOTE 1 - ORGANIZATION

Dakota Real Estate Investment Trust (the Trust) is organized as a real estate investment trust (REIT) incorporated under the laws of North Dakota. Internal Revenue Code Section 856 requires that 75 percent of the assets of a real estate investment trust must consist of real estate assets and that 75 percent of its gross income must be derived from real estate. The net income of the REIT is allocated in accordance with the stock ownership in the same fashion as a regular corporation.

Dakota Real Estate Investment Trust is the general partner in Dakota UPREIT, a North Dakota limited partnership, with ownership of approximately 77% and 84% as of December 31, 2002 and 2001, respectively. Dakota UPREIT is the 100% owner of Amber Fields Apartments, LLC.

NOTE 2 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Dakota REIT, and its operating partnership, Dakota UPREIT. All significant intercompany transactions and balances have been eliminated in consolidation.

Principal Business Activity

Dakota REIT has a general partner interest in Dakota UPREIT, which owns and operates the following property in Fargo:

Residential Property

Eight 24-plex apartments, two 6-plex townhomes, one 10-plex townhome, one 18-plex townhome, and one 24-plex townhome.

Commercial Property

A 12,240 square foot office/warehouse building placed in service in August 2001.
An 18,320 square foot office building purchased in December 2001 and placed in service on January 1, 2002.
A 48,860 square foot shopping mall placed in service in July 2002.

Dakota UPREIT is the 100% owner of Amber Fields Apartments, LLC, which owns a 108-unit apartment project.

In addition Dakota UPREIT owns the following limited partnership interests:

Thirteen and one half (13.5) limited partner units (approximately 58%) of South Washington Real Estate Investment Limited Partnership (SWREILP). SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND.

Four (4) limited partner units (approximately 18%) of PRE Limited Liability Limited Partnership (PRE). PRE developed, owns, and leases a company headquarters and pharmaceutical research facility in Fargo, ND for PRACS Institute, Ltd.

As general partner of Dakota UPREIT, Dakota REIT has full and exclusive management responsibility for the properties held by the UPREIT.

(continued on next page)

Concentration of Credit Risk

The Trust's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Land improvements	20 years
Buildings and improvements	20-40 years
Furniture and fixtures	7-12 years

Investments in Partnerships

Investments consist of limited partnership interests in entities owning real estate. Investments of limited partnership interests of more than 20 percent are accounted for under the equity method. Investments are stated at cost, plus the company's equity in net earnings since acquisition, less any distributions received.

Less than 20 percent-owned companies are stated at cost. Dividends received are recorded as other income in the statements of operations.

Financing Costs

Financing costs incurred in connection with financing have been capitalized and are being amortized over the life of the financing using the straight-line method.

Income Taxes

Dakota REIT is organized as a real estate investment trust (REIT), which calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 90 percent of its taxable income. If it chooses to retain the remaining 10 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income. REIT shareholders are taxed on REIT distributions of ordinary income in the same manner as they are taxed on other corporate distributions.

The Trust intends to continue to qualify as a real estate investment trust as defined by the Internal Revenue Code and, as such, will not be taxed on the portion of the income that is distributed to the shareholders. In addition, the Trust intends to distribute all of its taxable income, therefore, no provision or liability for income taxes have been recorded in the financial statements.

(continued on next page)

Dakota UPREIT is organized as a limited partnership. Income or loss of the UPREIT is allocated to the partners in accordance with the provisions of the Internal Revenue Code 704(c). UPREIT status allows non-recognition of gain by an owner of appreciated real estate if that owner contributes the real estate to a partnership in exchange for partnership interest. The conversion of partnership interest to shares of beneficial interest in the REIT will be a taxable event to the limited partner.

Revenue recognition

Housing units are rented under short-term lease agreements. Commercial space is rented under long-term lease agreements. Rent income from tenants is recognized in the month in which it is earned rather than received.

Advertising

Costs incurred for advertising are expensed as incurred.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements with no effect on net income or beneficial interest, to be consistent with the 2002 financial statements.

NOTE 3 - RESTRICTED DEPOSITS

	2002	2001
Tenant security deposits	$ 134,348	$ 87,588
Real estate tax and insurance escrows	367,256	229,775
Replacement reserves	178,096	99,868
	$ 679,700	$ 417,231

Tenant Security Deposits

Pursuant to management policy, the Trust has set aside funds to repay tenant security deposits upon tenant move-out.

Real Estate Tax and Insurance Escrows

Pursuant to the terms of certain mortgages and management policy, the Trust established and maintains a real estate tax escrow and insurance escrow to pay real estate taxes and insurance. The Trust is to contribute to the account monthly an amount equal to 1/12 of the estimated real estate taxes and insurance premiums.

Replacement Reserves

Pursuant to the terms of certain mortgages and Board policy, the Trust established and maintains several replacement reserve accounts. The Trust makes monthly deposits into the replacement reserve accounts to be used for repairs and replacements on the property. Certain replacement reserve accounts require authorization from the mortgage company for withdrawals.

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NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2002 is as follows:

	Residential	Commercial	Total
Land and land improvements	$ 2,567,500	$ 2,677,327	$ 5,244,827
Building	14,102,317	3,966,768	18,069,085
Furniture and fixtures	1,617,772	156,665	1,774,437
Construction in progress	2,251,267	230,906	2,482,173
	20,538,856	7,031,666	27,570,522
Less accumulated depreciation	(1,355,531)	(85,693)	(1,441,224)
	$ 19,183,325	$ 6,945,973	$ 26,129,298

Property and equipment as of December 31, 2001 is as follows:

	Residential	Commercial	Total
Land and land improvements	$ 1,722,500	$ 436,539	$ 2,159,039
Building	9,372,500	1,388,000	10,760,500
Furniture and fixtures	1,289,032	51,188	1,340,220
	12,384,032	1,875,727	14,259,759
Less accumulated depreciation	(932,973)	(3,663)	(936,636)
	$ 11,451,059	$ 1,872,064	$ 13,323,123

NOTE 5 - INVESTMENTS IN PARTNERSHIPS

The Trust is a limited partner of South Washington Real Estate Investment Limited Partnership (SWREILP) with an ownership percentage of approximately 58%. SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND. Under the terms of the partnership agreement, the Trust is allocated approximately 47% of the net gains and losses.

Summary information for SWREILP for the years ended December 31, 2002 and 2001, based on the partnership's internal financial statements, consists of the following:

	2002	2001
Total assets	$ 379,540	$ 371,288
Total liabilities	-	25
Partnership equity	$ 379,540	$ 371,263
Net income (loss)	$ 44,077	$ (6,239)
Depreciation and amortization	$ 1,925	$ 1,925

(continued on next page)

NOTE 6 - RELATED PARTY TRANSACTIONS

Due from Related Party

At December 31, 2002 and 2001, the Trust has operating cash surpluses of $35,664 and $32,251, respectively, that is being held by Valley Rental Service, an entity controlled by George Gaukler, advisor to and a member of the Board of Directors, to pay operating payables, which is due on demand.

Investments

In June 2002, the Trust purchased an apartment building for approximately $5,900,000 from a group of individuals, including Kevin Christianson, a member of the Board of Directors of the Trust. The Trust paid $196,483 in cash, issued 9,544 Dakota UPREIT Limited Partnership units (valued at $1,193,007), assumed the special assessments, and assumed the mortgage on the apartment building.

In December 2002, the Trust purchased an apartment building for a total of $2,250,000 from a company in which George Gaukler, advisor to and member of the Board of Directors of the Trust, is an owner. The Trust paid $1,800,000 in cash to George Gaukler and issued 3,600 Dakota UPREIT Limited Partnership units (valued at $450,000) to the unrelated parties.

In January 2001, the Trust purchased 13.5 units of a limited partnership, which owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND. The Trust paid cash of $170,000 and signed a note payable for $100,000. The note payable with interest of $1,136 was paid off during 2001. The general partner of the limited partnership is Grand Forks Land Company, of which Kevin Christianson is President.

In January 2001, the Trust paid $200,000 for 4 units of a limited partnership, which has developed, owns, and leases a company headquarters and pharmaceutical research facility in Fargo, ND for PRACS Institute, Ltd. One of the general partners of the limited partnership is George Gaukler.

In July 2001, the Trust purchased an apartment building from George Gaukler for $1,250,000. The Trust paid $250,000 in cash, and entered into a contract for deed for $1,000,000. The contract for deed was subsequently paid off with the proceeds from one of the mortgages obtained during 2001 (Note 8).

In August 2001, the Trust purchased an apartment building for $1,250,000 from a company in which George Gaukler was a partner. The Trust paid $61,388 in cash to Gaukler, issued 2,405 Dakota UPREIT Limited Partnership units (valued at $288,612) to the other unrelated parties, and assumed the mortgage on the apartment building. The mortgage was subsequently paid off from proceeds from one of the mortgages obtained during 2001 (Note 8).

Property Management Fee

During 2002 and 2001, the Trust incurred property management fees of 4 percent of rents to Valley Rental Service. For the years ended December 31, 2002 and 2001, the Trust paid management fees of $73,350 and $66,071, respectively.

During 2002, the Trust incurred property management fees of 4 percent of rents to Property Resources Group, an entity in which Kevin Christianson is a principal. The Trust paid management fees of $5,401 for the year ended December 31, 2002.

(continued on next page)

Advisory Management Fee

The Trust incurred advisory management fees of $42,875 and $27,759 in 2002 and 2001, respectively, to Dakota REIT Management, Inc., an entity controlled by George Gaukler. At December 31, 2002 and 2001, the Trust owed the related party $2,248 and $3,373, respectively, for these fees.

Interest

During 2001, the Trust paid interest of $60,208 to Valley Realty, Inc. an entity, which is controlled by George Gaukler. The interest related to a $1,000,000 contract for deed resulting from the purchase of an 18-plex townhome in 1999. This contract for deed was paid off in August 2001 as part of the mortgage obtained during 2001 (Note 8).

During 2001, interest of $16,160 was paid to George Gaukler. This interest was for a contract for deed and a note payable relating to the purchase of two 24-plex apartment buildings. The note payable and the contract for deed were paid off in 2001 as part of the mortgage obtained during 2001 (Note 8).

Commissions

During 2002 and 2001, the Trust paid $39,810 and $1,442, respectively, to Bison Capital, Inc., an entity controlled by George Gaukler, for commissions on the sale of shares of beneficial interest and UPREIT interest.

Acquisition Fees

During 2002 and 2001, the Trust paid $25,000 and $9,325, respectively, to Dakota REIT Management, Inc. for acquisition fees. These fees are for performing due diligence on properties acquired from unrelated parties.

Rent Up Income

During 2001, the Trust received rent up income of $18,500 from Valley Realty, Inc.

NOTE 7 - SHORT-TERM NOTES PAYABLE

Short-term notes payable consists of:

	2002	2001
$250,000 variable rate line of credit (5.25% at December 31, 2002), due July 2003, unsecured	$ 250,000	$ -
$250,000 variable rate line of credit (5.25% at December 31, 2002), due April 2004, unsecured	250,000	-
	$ 500,000	$ -

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NOTE 8 - MORTGAGE NOTES PAYABLE

Mortgage notes payable consists of:

	2002	2001
7.1% mortgage note payable, due in monthly installments of $30,845, unpaid principal balance and interest due April 2024, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	$ 4,061,772	$ 4,140,464
7.25% mortgage note payable, due in monthly installments of $34,075, unpaid principal balance and interest due September 2011, secured by a mortgage on property and equipment, the replacement reserve, an assignment of rents, and a personal limited guaranty of George Gaukler	4,940,250	4,984,250
7.29% mortgage note payable, due in monthly installments of $29,793, unpaid principal balance and interest due June 2011, secured by a mortgage on property and equipment, accounts receivable, the replacement reserve, and a personal limited guaranty of George Gaukler	4,293,555	-
Variable rate mortgage note payable, (4.25% at December 31, 2002) due in monthly installments of $24,042, adjusted annually, unpaid principal and interest due June 2007, secured by a mortgage on property and equipment and an assignment of rents - see note (A)	3,656,426	-
Mortgage note payable at 6.5% until 2007, then variable, due in monthly installments of $11,394, unpaid principal balance balance and interest due January 2028, secured by a mortgage on property and equipment - see (B)	871,950	-
Variable rate mortgage note payable, (4.75% at December 31, 2002) due in monthly installments of $6,284, adjusted annually, unpaid principal and interest due January 2007, secured by a mortgage on property and equipment and an assignment of rents - see note (C)	901,296	925,000
Notes paid in full during the current year	-	327,200
	$ 18,725,249	$ 10,376,914

(A) - Maximum rate of 8.5%.

(B) - $1,670,000 available to borrow.

(C) - Maximum rate of 8%.

(continued on next page)

Long-term debt maturities are as follows:

Years ending December 31,	Amount
2003	$ 342,416
2004	365,282
2005	388,514
2006	413,279
2007	4,186,600
Thereafter	13,029,158
	$ 18,725,249

The Trust has loan agreements containing certain covenants related to, among other matters, the maintenance of debt coverage ratios.

NOTE 9 - RENTALS UNDER OPERATING LEASES

As discussed in Note 1, commercial space is rented under long-term lease agreements. Minimum future rentals on noncancelable operating leases as of December 31 are as follows:

Years ending December 31,	Amount
2003	$ 590,833
2004	442,616
2005	373,483
2006	291,478
2007	169,665
Thereafter	479,518
	$ 2,347,593

NOTE 10 - BUSINESS COMBINATIONS

In June 2002, Amber Fields Apartments, LLC, a 100% owned subsidiary of Dakota UPREIT, purchased all of the assets of Amber Fields Investments, LLC, which owned a 108-unit apartment building, for approximately $5,900,000. Amber Fields paid $196,483 in cash, issued 9,544 Dakota UPREIT Limited Partnership units (valued at $1,193,007), assumed $171,662 in special assessments, and assumed the $4,297,242 mortgage on the apartment building.

In July 2002, the Trust purchased Pioneer Center, a 48,860 square foot shopping mall for approximately $5,100,000. The Trust paid cash of $3,881,937, issued 9,544 Dakota UPREIT Limited Partnership units (valued at $1,077,772), and assumed $145,549 in special assessments on the apartment building.

In December 2002, the Trust purchased Westlake Townhomes II, a 24-plex townhome apartment building for $2,250,000. The Trust paid $1,800,000 in cash and issued 3,600 Dakota UPREIT Limited Partnership units (valued at $450,000).

DAKOTA REAL ESTATE INVESTMENT TRUST

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
AS OF MARCH 31, 2003
AND
THREE MONTHS ENDED MARCH 31, 2003 and YEAR ENDED DECEMBER 31, 2002

Table of Contents

DAKOTA REAL ESTATE INVESTMENT TRUST
PROFORMA BALANCE SHEETS (UNAUDITED)

	03/31/2003 Dakota REIT	05/02/2003 Disposition of Property	05/02/2003 Purchase of 32nd Center Units	Result of Disposition/ Acquisition
ASSETS				
Real Estate Investments	$ 25,952,014	(425,000)		$ 25,527,014
Minortity Interests in Real Estate Partnerships	438,722		400,000	838,722
Cash	52,517	410,000	(400,000)	62,517
Restricted Funds	419,215			419,215
Accounts Receivable	191,455			191,455
Prepaid Expenses	63,704			63,704
Intangible Asset less accumulated amortization	141,633			141,633
	$ 27,259,260	(15,000)	0	$ 27,244,260
LIABILITIES				
Mortgage Notes Payable	$ 19,099,637			$ 19,099,637
Tenant Security Deposits Payable	144,547			144,547
Accounts Payable	61,707			61,707
Special Assessments Payable	314,742			314,742
Accrued Expenses	240,235			240,235
Total Liabilities	19,860,868	0	0	19,860,868
Minority Interest in Subsidiary	3,459,980	0	0	3,459,980
OWNERS EQUITY	3,938,412	(15,000)		3,923,412
	$ 27,259,260	(15,000)	0	$ 27,244,260

DAKOTA REAL ESTATE INVESTMENT TRUST
PROFORMA STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Dakota REIT	Discontinued Operations	New Operations 32nd Center	Projected Result of Dispositions/ Acquisitions on Operations
INCOME				
Income from Rental Operations	$ 945,286	(1,800)		$ 943,486
Interest Income	1,053		7,000	8,053
Total Income	946,339	(1,800)	7,000	951,539
EXPENSES				
Expenses from Rental Operations:				
Administrative	38,137			38,137
Utilities	107,880	(1,100)		106,780
Maintenance	60,214	(106)		60,108
Management Fees	32,096			32,096
Real Estate Taxes	134,112	(2,000)		132,112
Insurance	25,723	(360)		25,363
Interest Expense	315,240			315,240
Depreciation/Amortization	189,214			189,214
	902,616	(3,566)	0	899,050
Admininistration of REIT:				
Professional Fees	192	0	0	192
Administration	1,870	0	0	1,870
Directors Fees	2,000	0	0	2,000
Directors and Officers Insurance	3,000	0	0	3,000
Advisory Management Fees	13,000	0	0	13,000
	20,062	0	0	20,062
Total Expenses	922,678	(3,566)	0	919,112
Net Income (Loss)	23,661	1,766	7,000	32,427

DAKOTA REAL ESTATE INVESTMENT TRUST
COMBINED PROFORMA STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2002

	Dakota REIT	Discontinued Operations	New Operations 32nd Center	Projected Result of Dispositions/ Acquisitions on Operations
INCOME				
Income from Rental Operations	$ 2,546,156	(17,800)	0	$ 2,528,356
Interest Income	16,351	0	28,000	44,351
Income from investments	32,351	0	0	32,351
Total Income	2,594,858	(17,800)	28,000	2,605,058
EXPENSES				
Expenses from Rental Operations:				
Administrative	117,662	(4,455)	0	113,207
Utilities	214,930	(1,151)	0	213,779
Maintenance	183,495	(485)	0	183,010
Management Fees	94,313	0	0	94,313
Real Estate Taxes	370,641	(7,899)	0	362,742
Insurance	46,940	(1,504)	0	45,436
Interest Expense	871,034	(23,720)	0	847,314
Depreciation/Amortization	517,097	(11,512)	0	505,585
	2,416,112	(50,726)	0	2,365,386
Admininistration of REIT:				
Professional Fees	4,807	0	0	4,807
Administration	10,210	0	0	10,210
Directors Fees	7,500	0	0	7,500
Directors and Officers Insurance	7,299	0	0	7,299
Advisory Management Fees	42,875	0	0	42,875
	72,691	0	0	72,691
Total Expenses	2,488,803	(50,726)	0	2,438,077
Net Income (Loss)	106,055	32,926	28,000	166,981

The purpose of this pro forma is to present, to the best of management's knowledge and belief, the Trust's expected change in financial position resulting from the May 2, 2003 disposition of a 12,240 square foot office/warehouse building in Fargo, North Dakota and the subsequent investment in 32nd Center LLLP on that same day. 32nd Center is new construction with no operating history.

NOTE 1 - PROPERTY ACQUIRED

32nd Center Limited Liability Limited Partnership

32nd Center is a 42,800 square foot strip mall being developed by George Gaukler, Trustee, across from the Innovis Hospital in South Fargo. The project has no operating history and is scheduled for completion by November of 2003.

On May 2, 2003 the Trust purchased 8 units of limited liability limited partnership interests in 32nd Center for $400,000. The purchase resulted in an ownership interest of approximately 31%. The investment allows for a guaranteed 7% return on equity until the mall reaches a 90% occupancy (this amount has been included as interest income on the proforma). At 90% occupancy the return will be based on operating results, which are projected at 9%-11% cash on cash.

NOTE 2 - PROPERTY DISPOSITIONS

Office/Warehouse

On May 2, 2003 the Trust sold an office/warehouse in Fargo. The property was originally purchased in August of 2001 and was being leased to Integra Solutions. The sale resulted in net cash proceeds of $410,000 and a capital loss of approximately $15,000.

DAKOTA REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

Table of Contents

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED BALANCE SHEET (UNAUDITED)
MARCH 31 2003

ASSETS	
Real Estate Investments	
Property and Equipment, less accumulated depreciation	$ 25,952,014
Minority Interest in Real Estate Partnerships	438,722
Total Real Estate Investments	26,390,736
Cash	52,517
Restricted Funds	
Tenant security deposits	134,505
Real estate tax and insurance escrows	87,461
Replacement reserves	197,249
Accounts Receivable	
Tenant	122,305
Other	50,596
Due from Related Party	18,554
Prepaid Expenses	63,704
Financing Costs less accumulated amortization	141,633
	$ 27,259,260
LIABILITIES	
Mortgage Notes Payable	$ 18,629,637
Short-term Notes Payable	470,000
Special Assessments Payable	314,742
Tenant Security Deposits Payable	144,547
Accounts Payable	61,707
Accrued Expenses	
Real estate taxes	134,112
Interest	106,123
Total Liabilities	19,860,868
Minority Interest in Subsidiary	3,459,980
BENEFICIAL INTEREST	
Shares of Beneficial Interest Authorized, 50,000 shares Issued, 47,780 shares	4,395,079
Syndication Costs	-456,667
	3,938,412
	$ 27,259,260

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2003

INCOME	
Income from Rental Operations	$ 945,286
Interest Income	1,053
Total Income	946,339
EXPENSES	
Expenses from Rental Operations:	
Administrative	38,137
Utilities	107,880
Maintenance	60,214
Management Fees	32,096
Real Estate Taxes	134,112
Insurance	25,723
Interest Expense	315,240
Depreciation/Amortization	189,214
	902,616
Admininistration of REIT:	
Professional Fees	192
Administration	1,870
Directors Fees	2,000
Directors and Officers Insurance	3,000
Advisory Management Fees	13,000
	20,062
Total Expenses	922,678
Net Income (Loss)	23,661

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF BENEFICIAL INTEREST (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Shares of Beneficial Interest		Accumulated		
	Shares	Amount	Income (Deficit)	Syndication Costs	Total
BALANCE DECEMBER 31, 2002	46,457	$5,100,731	-$790,067	-$450,074	$3,860,590
Shares of beneficial interest issued	606	75,751	-	-	75,751
Dividends	0	0	-95,687	-	-95,687
Dividends reinvested	717	80,690	0	-	80,690
Syndication costs	0	0	0	-6,593	-6,593
Net Income	0	0	23,661	-	23,661
BALANCE MARCH 31, 2003	47,780	$5,257,172	-$862,093	-$456,667	$3,938,412

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2003

OPERATING ACTIVITIES	
Net Income (Loss)	23,661
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	189,214
Changes in assets and liabilities:	
Due from related party	17,110
Tenant receivables	-53,446
Other receivables	-44,249
Security deposit savings	-158
Real estate tax escrow	279,796
Dividend escrow	0
Prepaids	3,163
Payables	-325,078
Net cash from operating activities	90,013
INVESTING ACTIVITIES	
Purchase of Property and Equipment	-8,331
Distributions from Partnership Interests	4,696
Increase in replacement reserve	-19,154
Net cash used by investing activities	-22,789
FINANCING ACTIVITIES	
Payments on long-term debt	-95,611
Payments on short-term notes	-30,000
Principal payments on special assessments	-13,274
Proceeds from issuance of shares of beneficial interest	156,441
Dividends declared	-95,687
Distributions to minority interest in UPREIT	-29,613
Syndication costs	-6,593
Net cash provided by financing activities	-114,337
INCREASE (DECREASE) IN CASH	-47,113
CASH AT BEGINNING OF THE YEAR	99,630
CASH AT MARCH 31, 2003	52,517

NOTE 1 - ORGANIZATION

Dakota Real Estate Investment Trust (the Trust) is organized as a real estate investment trust (REIT) incorporated under the laws of North Dakota. Internal Revenue Code Section 856 requires that 75 percent of the assets of a real estate investment trust must consist of real estate assets and that 75 percent of its gross income must be derived from real estate. The net income of the REIT is allocated in accordance with the stock ownership in the same fashion as a regular corporation.

Dakota Real Estate Investment Trust is the general partner in Dakota UPREIT, a North Dakota limited partnership, with ownership of approximately 63% as of March 31, 2003. Dakota UPREIT is the 100% owner of Amber Fields Apartments, LLC.

NOTE 2 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Dakota REIT, and its operating partnership, Dakota UPREIT. All significant intercompany transactions and balances have been eliminated in consolidation.

Principal Business Activity

Dakota REIT has a general partner interest in Dakota UPREIT, which owns and operates the following property in Fargo:

Residential Property
Eight 24-plex apartments, two 6-plex townhomes, one 10-plex townhome, one 18-plex townhome, and one 24-plex townhome.

Commercial Property
A 12,240 square foot office/warehouse building placed in service in August 2001.
An 18,320 square foot office building purchased in December 2001 and placed in service on January 1, 2002.
A 48,860 square foot shopping mall placed in service in July 2002.

Dakota UPREIT is the 100% owner of Amber Fields Apartments, LLC, which owns a 108-unit apartment project.

In addition Dakota UPREIT owns the following limited partnership interests:

Thirteen and one half (13.5) limited partner units (approximately 58%) of South Washington Real Estate Investment Limited Partnership (SWREILP). SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND.

Four (4) limited partner units (approximately 18%) of Pre Limited Liability Limited Partnership (PRE). PRE owns and leases a company headquarters and pharmaceutical research facility in Fargo, ND to PRACS Institute, Ltd.

As general partner of Dakota UPREIT, Dakota REIT has full and exclusive management responsibility for the properties held by the UPREIT.

Concentration of Credit Risk

The Trust's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Buildings and improvements	20-40 years
Furniture and fixtures	7-12 years

Investments in Partnerships

Investments consist of limited partnership interests in entities owning real estate. Investments of limited partnership interests of more than 20 percent are accounted for under the equity method. Investments are stated at cost, plus the company's equity in net earnings since acquisition, less any distributions received.

Less than 20 percent-owned companies are stated at cost. Dividends received are recorded as other income in the statements of operations.

Financing Costs

Financing costs incurred in connection with financing have been capitalized and are being amortized over the life of the financing using the straight-line method.

Income Taxes

Dakota REIT is organized as a real estate investment trust (REIT), which calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 90 percent of its taxable income. If it chooses to retain the remaining 10 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income. REIT shareholders are taxed on REIT distributions of ordinary income in the same manner as they are taxed on other corporate distributions.

The Trust intends to continue to qualify as a real estate investment trust as defined by the Internal Revenue Code and, as such, will not be taxed on the portion of the income that is distributed to the shareholders. In addition, the Trust intends to distribute all of its taxable income, therefore, no provision or liability for income taxes have been recorded in the financial statements.

Dakota UPREIT is organized as a limited partnership. Income or loss of the UPREIT is allocated to the partners in accordance with the provisions of the Internal Revenue Code 704(c). UPREIT status allows non-recognition of gain by an owner of appreciated real estate if that owner contributes the real estate to a partnership in exchange for partnership interest. The conversion of partnership interest to shares of beneficial interest in the REIT will be a taxable event to the limited partner.

Revenue recognition

Housing units are rented under short-term lease agreements. Commercial space is rented under long-term lease agreements. Rent income from tenants is recognized in the month in which it is earned rather than received.

Advertising

Costs incurred for advertising are expensed as incurred.

NOTE 3 - RESTRICTED FUNDS

Tenant Security Deposits

Pursuant to Board policy, the Trust has set aside funds to repay tenant security deposits upon tenant move-out.

Real Estate Tax and Insurance Escrow

Pursuant to the terms of certain mortgages and Board policy, the Trust established and maintains a real estate tax escrow and insurance escrow to pay real estate taxes and insurance. The Trust is to contribute to the account monthly an amount equal to 1/12 of the estimated real estate taxes and insurance premiums.

Replacement Reserves

Pursuant to the terms of certain mortgages and Board policy, the Trust established and maintains several replacement reserve accounts. The Trust makes monthly deposits into the replacement reserve accounts to be used for repairs and replacements on the property. Certain replacement reserve accounts require authorization from the mortgage company for withdrawals.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2003 is as follows:

	Residential	Commercial	Total
Land and land improvements	$ 2,880,500	$ 2,677,327	$ 5,557,827
Buildings	15,915,584	3,966,768	19,882,352
Furniture and fixtures	1,751,102	121,955	1,873,057
Leasehold improvements	-	34,710	34,710
Construction in progress	-	230,906	230,906
	$ 20,547,186	$ 7,031,666	$ 27,578,852
Less accumulated depreciation	(1,507,118)	(119,720)	(1,626,838)
	$ 19,040,068	$ 6,911,946	$ 25,952,014

NOTE 5 - RELATED PARTY TRANSACTIONS

Due from Related Party

At March 31, 2003, the Trust has an operating cash surplus, which is due on demand, of $18,554 being held by Valley Rental Service, an entity controlled by George Gaukler, advisor to and a member of the Board of Directors, to pay operating payables.

Property Management Fee

During 2003 the Trust incurred property management fees of 4 percent of rents to Valley Rental Service. For the quarter ended March 31, 2003, Dakota REIT paid management fees of $18,680 to Valley Rental Service.

During 2003, the Trust incurred property management fees of 4 percent of rents to Property Resources Group, an entity in which Kevin Christianson is a principal. For the quarter ended March 31, 2003, Dakota REIT paid management fees of $7,862 to Property Resources Group.

Advisory Management Fee

Dakota REIT incurred advisory management fees of $13,000 in the first quarter of 2003, to Dakota REIT Management, Inc., an entity controlled by George Gaukler.

Commissions

During 2003, Dakota REIT paid $4,800 to Bison Capital, Inc., an entity controlled by George Gaukler, for commissions on the sale of shares of beneficial interest.

Rent Up Income/Other Receivable

During 2003, the Trust incurred a receivable of $37,096 from George Gaukler. This receivable is a result of the cash flow guarantee on Westlake Townhomes II and may increase or decrease dependent on the actual operating results through June 2004.

NOTE 6 - SHORT-TERM NOTES PAYABLE

Short-term notes payable consists of two $250,000 unsecured operating lines of credit with variable interest rates (5.25% as of March 31, 2003). Line 1 has a balance of $220,000 and is due in July 2003. Line 2 has a balance of $250,000 and is due in April 2004.

NOTE 7 - MORTGAGE NOTES PAYABLE

Mortgage notes payable consists of:

A) 7.1% fixed rate mortgage note payable, due in monthly installments of $30,845, unpaid principal balance and interest due April 2024, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	$ 4,040,655
B) 7.25% fixed rate mortgage note payable, due in monthly installments of $34,075, unpaid principal balance and interest due September 2011, secured by a mortgage on property and equipment, accounts receivable, the replacement reserve and personal limited guaranty of George Gaukler	4,928,415
C) 7.29% fixed rate mortgage note payable, due in monthly installments of $29,793, unpaid principal balance and interest due June 2011, secured by a mortgage on property and equipment, accounts receivable, the replacement reserve and personal limited guaranty of George Gaukler	4,282,376
D) Variable rate mortgage note payable with a maximum rate of 8.5%, (4.25% at March 31, 2003) due in monthly installments of $24,042, adjusted annually, unpaid principal and interest due June 2007, secured by a mortgage on property and equipment and an assignment of rents.	3,623,489
E) Variable rate mortgage note payable with a maximum rate of 8.0%, (4.75% at March 31, 2003) due in monthly installments of $6,284, adjusted annually, unpaid principal and interest due January 2007, secured by a mortgage on property and equipment and an assignment of rents.	893,593
F) Mortgage note payable of 6.5% until 2007, then variable, due In monthly installments of $11,394, unpaid principal balance and interest due January 2028, secured by a mortgage on property and equipment. ($1,670,000 total available to borrow).	861,109
	$ 18,629,637

Long-term debt maturities are as follows:

2003	$ 246,804
2004	$ 365,282
2005	$ 388,514
2006	$ 413,279
2007	$ 4,186,600
Thereafter	$ 13,029,158
	$ 18,629,637

The Trust has loan agreements containing certain covenants related to, among other matters, the maintenance of debt coverage ratios.

NOTE 8 - INVESTMENTS IN PARTNERSHIPS

The Trust is a limited partner of South Washington Real Estate Investment Limited Partnership (SWREILP) with an ownership percentage of approximately 58%. SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND. Under the terms of the partnership agreement, the Trust is allocated approximately 47% of the net gains and losses.

Summary information for SWREILP for the year ended December 31, 2002, based on the partnership's internal financial statements, consists of the following:

Total Assets	$ 379,540
Total Liabilities	-
Partnership equity	$ 379,540
Net income (loss)	$ 44,077
Depreciation/amortization	$ 1,925

NOTE 9 - SUBSEQUENT EVENTS

On May 2, 2003 the Trust sold the 12,240 square foot office/warehouse building placed in service in August 2001. Cash proceeds of $410,668 were received from the sale and a capital loss of approximately $15,000 will be recognized from the sale.

On May 2, 2003 the Trust purchased 8 units of 32nd Center Limited Liability Limited Partnership for $400,000. The purchase resulted in an ownership interest of approximately 31%. This strip mall is being constructed in South Fargo and George Gaukler is the General Partner of 32nd Center LLLP.

Pursuant to a Unitholder Resolution passed at the June 20, 2002 annual meeting, a 20 for 1 stock split and an increase in authorized shares to 10,000,000 were made effective on June 1, 2003 (after discontinuation of the then current offering).

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer): DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: 6/30/03 By: ______________________
George Gaukler, President, COO and Member of the Board of Trustees

Dated: 6/30/03 By: ______________________
Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: 6-30-03 By: ______________________
Brion Henderson, Vice Chairman of the Board of Trustees

Dated: 7/2/03 By: ______________________
Ryan Davis, Chief Financial Officer

Dated: 6/30/03 By: ______________________
Ray J. Braun, Treasurer and Member of the Board of Trustees

Dated: 6/30/03 By: ______________________
Brad Fay, Member of the Board of Trustees

Dated: 6-30/03 By: ______________________
Roger Swenson, Member of the Board of Trustees

Dated: 6/30/03 By: ______________________
Stan Johnson, Member of the Board of Trustees

PART III – EXHIBITS

INDEX TO EXHIBITS

Consents

BEST-EFFORTS UNDERWRITING AGREEMENT

This Best-Efforts Underwriting Agreement (the "Agreement") is made this 30 day of October, 2003, between Dakota Real Estate Investment Trust, a North Dakota Business Trust with its principal office at 1121 Westrac Drive, Fargo, North Dakota, 58103 (the "Trust"), and Capital Financial Services, Inc., a registered securities broker/dealer with its principal office at 1 North Main Street, Minot, North Dakota 58703 ("Underwriter").

Whereas, the Trust intends to file a Form 1-A Registration Statement with the Securities and Exchange Commission (the "Commission") to register for sale to the public 444,444 shares of its Units of Beneficial Interest (hereinafter "Shares"); and,

Whereas, Underwriter is a Broker-Dealer registered with the National Association of Securities Dealers (the "NASD") and is also registered as a securities broker/dealer in the states of North Dakota and Minnesota in which shares will also be registered for sale by the Trust.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is agreed as follows:

1. The Trust represents and warrants to Underwriter that:

(a) The Trust will use its best efforts to file with the Commission a registration statement on Form 1-A for the registration of the Shares and may have filed one or more amendments thereof. Before such registration statement becomes effective, the Trust may file with the Commission a further amendment thereof, copies of which will be delivered to Underwriter. The Registration Statement and any amendments will be submitted to Underwriter prior to filing and will be subject to approval by Underwriter and Underwriter's counsel.

(b) When the Registration Statement becomes effective and at all subsequent times during which the Registration Statement is effective, the Registration Statement (and any post-effective amendment thereof) will fully comply with the provisions of the Securities Act of 1933 and the Rules under the Act ("the Act") and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, however, the Trust makes no representations or warranties as to the information contained in or omitted from the Registration Statement or any amendment in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of the Underwriter.

(c) During the term of this Agreement, all corporate proceedings and legal matters undertaken by the Trust related to the Offering will be satisfactory in all material respects to Underwriter.

(d) The Underwriter may terminate this Agreement if, between the date of this Agreement and the effective date of the Registration Statement, (1) there has been a material adverse change in the Trust's business or financial condition or future prospects; (2) market conditions, in the sole judgment of Underwriter, will not justify the proposed Offering; or (3) the financial or business condition or future prospects of the Trust are not as represented to the Underwriter prior to the date of this Agreement, or are such that they will not justify an offering of the type discussed in this Agreement. The Trust will notify Underwriter promptly of any material change in the Trust's affairs, financial condition or future prospects actually known to the Trust.

(e) Eide Bailly LLP is an independent accountant with respect to the Trust as required by the Act and the Rules under the Act.

(f) The financial statements filed with or as part of the Registration Statement present fairly the financial position, results of operations and changes in financial position of the Trust at the respective dates and for the respective periods indicated, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved. The Trust has no material contingent obligation that is not disclosed in the Registration Statement.

(g) The Shares conform to the description contained in the Registration Statement and are duly and validly authorized by the Trust.

(h) The Trust is a duly organized and validly existing business trust in good standing under the laws of the state of North Dakota.

2. The Trust hereby appoints Underwriter as its exclusive agent to be the principal underwriter, on a best effort basis, to offer said Shares to the public for sale for $6.75 per Share with a minimum purchase of 296 Shares by each individual investor. The Trust retains, in its sole and absolute discretion, the right to control the allocation of shares that may be offered for sale, or sold, at any given time by Underwriter.

3. The Underwriter agrees, represents and warrants to the Trust as follows:

(a) Underwriter agrees, solely on a best efforts basis, to conduct a sales and marketing effort necessary to market the Shares in accordance with the terms and conditions of this Agreement. This Agreement will become effective only upon a declaration by the Commission that the Registration Statement is effective and by the approval of the sale of the shares by the applicable state Securities Commissioners. This Agreement will terminate on the earliest of (i) notice of termination by either party to the other party, (ii) the termination or completion of the offering made pursuant to the Registration Statement or (iii) if the Registration Statement is no longer effective under the Act or applicable state securities laws;

6

(b) Underwriter and all of its agents are validly registered with the National Association of Securities Dealers, and with either the state of North Dakota or Minnesota, and are authorized under existing federal and state law to offer these shares for sale to the public;

(c) In marketing and selling these shares, Underwriter will make no statements in contradiction to the information in the Registration Statement, will fully comply with the provisions of the Act, and will not make any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(d) Underwriter will not offer for sale, or sell, these shares to anyone to whom it would be illegal to offer or sell these shares;

(e) Underwriter will obtain, and provide to the Trust, a "no objection" letter from the NASD in connection with the offering contemplated by the Registration Statement and will obtain, and provide to the Trust, a copy of all clearances required for a broker/dealer or underwriter to offer these shares for sale in Minnesota and North Dakota.

4. The Trust will provide Underwriter with prompt written notification of the effectiveness of the Registration Statement under the Act and approval by all applicable state securities commissioners.

5. Underwriter will provide the Trust with prompt written notification of the "no objection" letter from the NASD in connection with the offering contemplated by the Registration Statement and all clearances obtained in connection with filings made under state securities laws regarding the regulation of broker/dealers or underwriters.

6. The parties will promptly advise the other party and confirm in writing the happening of any event, or the threat or initiation of any action or proceeding, that would impair or prevent the Offering of the securities hereunder, including any stop orders, suspension or other regulatory orders. The parties agree that they will not settle or conclude any regulatory action without first consulting with the other party in good faith.

7. The Trust will be responsible for paying all costs and expenses relating to the registration of the Shares, including the preparation, printing and filing of the Registration Statements and the prospectus contained therein (the "Prospectus") and all amendments and exhibits thereto, all filing and registration fees and costs under federal or state securities laws, and all legal, accounting, printing and filing fee expenses in connection therewith.

8. Underwriter will be responsible for paying all solicitation costs and expenses in connection with the offering of Shares, including travel, telephone, and other expenses incurred by its salespersons. Underwriter will be responsible for all its internal costs and expenses in connection with review by the NASD and any broker/dealer or underwriter regulations of the

states of Minnesota and North Dakota, including electronic filings. Underwriter will be responsible for payment of the registration fees to NASD Corporate Finance. The costs of completing any changes to the registration statement required by NASD Corporate Finance and/or any state securities commission will be the responsibility of the Trust. The Trust will be responsible for payment of blue sky registration of the Shares with the States of Minnesota and North Dakota as well as any other states in which the Shares are to be sold.

9. As a compensation for its services hereunder, Underwriter will receive payment totaling 9% of the proceeds of all sales actually subscribed and fully paid for. This payment will consist of a 7% commission and a 2% nonaccountable allowance. All payments to the Underwriter will be rounded down to the nearest penny.

10. Underwriter may, in its discretion, enter into agreements with other Broker-Dealers registered with the National Association of Securities Dealers to sell Shares in accordance with selling group agreements (Selected Dealer Agreement). Under such Selected Dealer Agreements, Underwriter will negotiate any subcommissions that will be paid to the selling broker by Underwriter. The Trust will not be responsible for any commissions paid to selling brokers. Selling brokers are to be paid entirely by Underwriter from the proceeds of Underwriter's 9% payment. Underwriter represents and warrants that any selling arrangements pursuant to Selected Dealer Agreements will comply in all respects with NASD regulations and any applicable state laws. Underwriter represents that any broker who enters into a Selected Dealer Agreement with Underwriter will be validly registered with the NASD and with either the state of North Dakota or Minnesota. Notwithstanding anything in this Agreement to the contrary, the Trust retains the right, in its sole and absolute discretion, to approve or disapprove any and all Selected Dealer Agreements.

11. Upon reasonable request by Underwriter, the Trust will provide to Underwriter and Underwriter's counsel all documents and information related to the Trust's affairs, including but not limited to property reports, asset valuations, financial reports, news releases, Board of Trustees and Unitholder meeting minutes, and material contracts.

12. All officers, directors, principal unitholders and promoters of the Trust will provide to Underwriter responses to Underwriter's Questionnaire attached hereto as Exhibit A.

13. Underwriter, and any of its agents, will comply in all respects with all applicable NASD Conduct Rules, including but not limited to Rule 2110-1, 2420-2710(c)(7)(A), 2730, 2740, and 2750 of the NASD Conduct Rules, and with all applicable regulations of the states of North Dakota and Minnesota regarding the sale of these Shares.

14. Any notice to be given under this Agreement will be deemed properly given three days after the same is deposited postage prepaid with the United States Postal Service for First Class or Priority Delivery to the following:

If to the Trust:

George Gaukler
Dakota REIT Management, Inc.
1121 Westrac Drive, Suite 108
Fargo, ND 58103
Telephone: (701) 239-6879

If to Underwriter:

Robert Walstad
Capital Financial Services, Inc.
1 North Main Street
Minot, ND 58703
Telephone: (701) 852-5292
Fax: (701) 838-4902

15. The Trust hereby indemnifies and holds Underwriter harmless from all claims, demands, liabilities and expenses arising out of or based on any of the representations, warranties or agreements made by the Trust herein or arising out of or based upon any untrue statement or alleged statement of any material facts contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Trust will reimburse Underwriter for any legal or other expenses reasonably incurred in connection with investigation or defending any such loss, claim, demand, damage, liability or action as such expenses are incurred.

16. Underwriter hereby indemnifies and holds the Trust harmless from all claims, demands, liabilities and expenses arising out of or based on any of the representations, warranties or agreements made by the Underwriter herein or arising out of or based upon any untrue statement or alleged statement of any material facts made by the Underwriter, or any of its agents, or arising out of or based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Underwriter will reimburse the Trust for any legal or other expenses reasonably incurred in connection with investigation or defending any such loss, claim, demand, damage, liability or action as such expenses are incurred.

17. The parties represent and agree that no person has acted as a finder in connection with this Agreement and each will indemnify the other party with respect to any claim for a finder's fee in connection herewith.

18. This agreement will be binding upon and will inure to the benefit of the parties, their successors and assigns, however it may not be assigned by either party without the written consent of the other party. This Agreement will be governed by and construed in accordance with the laws of the State of North Dakota. It may not be changed or modified except by means of a writing signed by both parties.

In witness, the parties have executed this Agreement as of the day and year first written above.

Dakota Real Estate Investment Trust

By [signature]

Its. EVP

Capital Financial Services, Inc.

By [signature]

Its. Chief Compliance Officer / SECRETARY

Exhibit 1-6

DAKOTA REAL ESTATE INVESTMENT TRUST
The Dakota REIT

AMENDED AND RESTATED
DECLARATION OF TRUST

The Dakota Real Estate Investment Trust ("Trust") is a registered and unincorporated business trust organized in North Dakota pursuant to Titles 10 (House Bill No. 1392), 47, 59 and Chapter 30.1-32 of the North Dakota Century Code. The Trust intends to qualify as a real estate investment trust ("REIT") for federal income tax purposes. Dakota REIT Management, Inc., is the Adviser and Trustor of the Trust, and the individuals who have each separately signed and executed this **Declaration of Trust** at the end hereof shall act and are hereby identified as the TRUSTEES and shall for all Trust purposes be at all times hereinafter identified and known as either "TRUSTEES" or "**BOARD OF TRUSTEES.**" Investors who purchase and pay for transferrable Units of Beneficial Interest will be sometimes hereinafter identified as "**INVESTORS,**" "**SHAREHOLDERS,**" "**UNIT OWNERS,**" "**UNITHOLDERS**" and/or "**BENEFICIARIES.**"

This Real Estate Investment Trust will acquire eligible real estate and hold, manage, administer, control, and invest or dispose of said real estate by the Trustees empowered to do so for the benefit and profit of any person who may become a Unit Owner by purchasing Shares which are the equivalent of transferable Units of Beneficial Interest in this Real Estate Investment Trust, and will acquire interest in other REITs or UPREITs as the Trustees so determine.

This Real Estate Investment Trust shall have the following powers as conferred by North Dakota law:

1. Unless the Declaration of Trust provides otherwise, have perpetual existence unaffected by any rule against perpetuities.

2. Sue, be sued, complain, and defend in all courts.

3. Transact its business, carry on its operations, and exercise the powers granted by this title in any state, territory, district, or possession of the United States and in any foreign country.

4. Make contracts, incur liabilities, and borrow money.

5. Sell, mortgage, lease, pledge, exchange, convey, transfer, and otherwise dispose of all or any part of its assets.

6. Issue bonds, notes, and other obligations and secure them by mortgage or deed of trust of all or any part of its assets.

7. Acquire by purchase or in any other manner and take, receive, own, hold title in the name of the Trust, use, employ, improve, encumber, and otherwise deal with any interest in real and personal property, wherever located.

8. Purchase, take, receive, subscribe for, or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, loan, pledge, or otherwise dispose of and deal in and with:

   a. Securities, shares, and other interests in any obligations of domestic and foreign corporations, other real estate investment trusts, umbrella partnership real estate investment trusts, associations, partnerships, and individuals; and

   b. Direct and indirect obligations of the United States, any other government, state, territory, government district, and municipality, and any instrumentality of them.

9. Elect or appoint trustees, officers, and agents of the trust for the period of time the Declaration of Trust or bylaws provide, define their duties, and determine their compensation.

10. Adopt and implement employee and officer benefit plans.

11. Make and alter bylaws not inconsistent with law or with its Declaration of Trust to regulate the government of the real estate investment trust and the administration of its affairs.

12. Exercise these powers, including the power to take, hold, and dispose of the title to property in the name of the Trust or in the name of its Trustees, without the filing of any bond.

13. Generally exercise the powers set forth in its Declaration of Trust which are not inconsistent with law and are appropriate to promote and attain the purposes set forth in its Declaration of Trust.

The Trust intends to invest in permissible properties and hold at least seventy-five percent (75%) of the value of its assets, either directly or indirectly through UPREIT investments, in real estate assets, government securities, cash, and cash items, including receivables. The Trust intends to invest in properties irrespective of their location as long as permitted by local law, which is intended to include commercial properties, multi-family dwellings, to include apartment buildings, and such properties as acquired may be purchased for cash or with mortgage financing or leverage.

The Trustor hereby designates the following named persons as the original Board of Trustees and beneficiaries under this Trust and specifies the Units of Beneficial Interest that each is to receive upon the payment of the required consideration by them as being:

George Gaukler	**Duane Huber**
Ray Braun	**Gorman King, Jr.**
Bradley C. Fay	**Stan Ryan**
Brian Henderson	**Kermit E. Bye**

The Trustees serve three-year terms, with four Trustees appointed to each term. The Trustees shall serve the following initial terms:

<u>1-year terms</u>
Brad Fay

Exhibit 2-2

Duane Huber
Jeff Schlossman
An as-yet named replacement for Kermit Bye

<u>2-year terms</u>
Ray Braun
Gorman King, Jr.
Roy Sheppard
Peter Gugisberg

<u>3-year terms</u>
Brion Henderson
Stan Ryan
Kevin Christianson
George Gaukler

After the conclusion of each of the above-stated terms, the Trustees shall be elected to three-year terms. The number of Trustees may be increased or decreased by a majority of the Trustees, but shall be no fewer than seven (7) nor more than twelve (12) at any time.

Within the above limits, the number of trustees may be changed from time to time by a majority vote of the Trustees then in office. Vacancies resulting from the death, resignation or incompetence of a Trustee, when any are so created, or created by an increase in the number of Trustees, may be filled by appointment by a majority of the then remaining Trustees. Independent Trustees shall nominate replacements for vacancies among the Independent Trustees positions. Trustees may be removed by the affirmative vote of a majority of the outstanding Units of Beneficial Interest entitled to vote; any vacancies so created may be filled by the Unitholders, and if not done so within thirty (30) days of removal, then by appointment by a majority of the remaining Trustees.

The Trustees also are empowered to select a registered agent, appoint committees, including an executive committee, or to authorize any one or more Trustees, officers, agents, committees of Trustees or the Trustor to exercise such powers of the Trustees as do not require a vote of the majority of the Trustees.

It is expressly agreed and understood that Trustor may designate itself as beneficiary entitled to purchase Units of Beneficial Interest when paid for by Trustor hereunder.

The total number of Units of Beneficial Interest (Shares) representing the entire beneficial interest in this real estate investment trust as described herein shall be Fifty Thousand (50,000). An arbitrary initial price has been established at $100.00 per Unit of Beneficial Interest (Share).

The Units of Beneficial Interest (Shares) of the Trust are of one class without par value. There is a limit (50,000 Shares) on the number of Shares that may be issued. All Shares participate equally in dividends and distributions when and as declared by the Trustees and in net assets upon liquidation. The Units of Beneficial Interest offered hereby will be fully paid and non-assessable by the Trust upon issuance and will have no preference, conversion, exchange, pre-emptive or redemption rights other than disclosed in the Prospectus.

The Units of Beneficial Interest are transferable in the same manner as are shares of a North Dakota business corporation and shall be subject to the same rights, privileges, obligations, and duties as

are shares of common capital stock of a North Dakota domestic business corporation formed under Chapter 10-19.1 of the North Dakota Century Code to every reasonable and practicable extent.

With respect to the election of Trustees, the Shares have cumulative voting rights which allow each Unitholder or Beneficiary one vote in person or by written proxy for each Unit registered in their name for as many persons as there are Trustees to be elected.

It is further expressly agreed and understood that any of the foregoing beneficiaries may sell, transfer, assign, or give any Units of Beneficial Interest he, she or it may hold, and this power and right may also be exercised by subsequent beneficiaries, and the Trustees agree to issue an acknowledgment letter reflecting all such transactions as they occur.

It is understood and agreed between the parties hereto, and by the investors, beneficiaries or any other person or persons who may become entitled to any interest under this real estate investment trust, that the interest of any beneficiary hereunder shall consist solely of a power of direction to deal with the title to said property and to assign management and control of said Trust property to its lawfully elected and/or appointed Board of Trustees as hereinafter provided, and the right to receive the proceeds from rental and from mortgages, sales or other disposition of said premises, and that such right in the avails of said property shall be deemed to be personal property and may be readily assigned and freely transferred as such; that in case of the death of any beneficiary hereunder during the existence of this Trust, his, her, or their rights and interests hereunder shall, except as herein otherwise specifically provided, pass to his, her, or their personal representatives and not to his, her or their heirs-at-law; and that no beneficiary now has, and that no beneficiary hereunder at any time shall have, any right, title, or interest in or to any portion of said real estate as such, either legal or equitable, but only a beneficial interest in the earnings, avails and proceeds as aforesaid. The death of any beneficiary hereunder shall not terminate the Trust nor in any manner affect the powers of the Trustees hereunder. No assignment of any beneficial interest hereunder shall be binding on the Trustees until the original of a valid and previously authenticated duplicate thereof shall be filed with and accepted by the Trustees and all assignments not filed with and accepted by the Trustees shall be void as to all subsequent assignees or purchasers without notice.

This agreement shall be construed as not imposing any direct obligation on the Trustees but rather upon the Advisor to file any and all income, profit or other tax reports or schedules, it being expressly understood that the beneficiaries from time to time will individually also make their required reports and pay any and all taxes required with respect to the earnings, rents, avails and proceeds of said real estate or growing out of their interest under this trust agreement, similar to the investor/beneficiaries.

Specific Trust Provisions and Conditions

This Declaration of Trust governs its operations, and it has been reviewed and unanimously approved by the Trustees as is evidenced by their attesting hereto with and affixing their signatures hereto.

Registered Office and Agent. This Real Estate Investment Trust will not engage in any business until it has established a registered office and a registered agent for service of process as follows:

a. A registered office, which need not be the same as the principal place of business or the principal executive office of the real estate investment trust.

b. An agent for service of process on the real estate investment trust. The agent must be an individual resident of this state, a domestic corporation, a domestic

limited liability company, a foreign corporation, or a foreign limited liability company authorized to do business in this state.

This Real Estate Investment Trust shall also register with the North Dakota Secretary of State by submitting an application signed by one of the Trustees so as to comply with Title 10 of the North Dakota Century Code relating to real estate investment trusts.

Unitholder Meetings. Annual meetings will be held by June 30 in each year immediately following the close of the last calendar year beginning in 1998. The Trust may provide a proxy statement in connection with the annual meeting. Special meetings may be called by the Chairman of the Trustees or by a majority of the Trustees or upon written request of Unitholders holding not less than ten percent (10%) of the issued and outstanding Units. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, the Sponsor shall provide all Unitholders within ten days after receipt of said rquest, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than fifteen nor more than sixty days after the distribution of such notice, at a time and place specified in the quest, or if none is specified, at a time and place convenient to Unitholders. At any meeting, a Unitholder is entitled to one vote for each Unit of Beneficial Interest owned upon all matters submitted to the Unitholders for a vote.

Reports to Unitholders. The Trust shall cause to be prepared and mailed or delivered to each Unitholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Trust within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include: (a) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (b) the ratio of the costs of raising capital during the period to the capital raised; (c) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any affiliate of the Advisor by the Trust and including fees or charges paid to the Advisor and any affiliate of the Advisor by third parties doing business with the Trust; (d) the total operating expenses of the Trust, stated as a percentage of average invested assets and as a percentage of its net income; (e) a report from the independent trustees that the policies being followed by the Trust are in the best interests of its Unitholders and the basis for such determination; and (f) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving the Trust, Trustees, Advisors, Sponsors and any Affiliates thereof occurring in the year for which the annual report is made. Independent Trustees shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.

Appraisal of Real Property. The consideration paid for real property acquired by the Trust shall ordinarily be based on the fair market value of the property as determined by a majority of the Trustees. In cases in which a majority of Independent Trustees so determine, and in all cases in which assets are acquired from the Advisors, Trustees, Sponsors or Affiliates thereof, such fair market value shall be as determined by an Independent Expert selected by the Independent Trustees.

Transactions with Affiliates. The Trustees occupy a fiduciary relationship with respect to transactions entered into with the Trust. The Trust will not engage in transactions with any Trustee, officer, sponsor, Trustor, or any affiliates of such persons, except to the extent that each such transaction has, after disclosure of such affiliation, been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Unitholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length (3) The total consideration is not in excess of the appraised value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to the Trustor, its affiliates and the

Trustees for services rendered in a capacity other than that as Trustor or Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved. In addition, the following limitations shall apply:

A. The Trust shall not purchase property from the Sponsor, Trustor, any Trustee or affiliates thereof unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Sponsor, Trustor, Trustee or Affiliate thereof, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.

B. The Trust shall not sell property to a Sponsor, Trustor, any Trustee or affiliates thereof, without the approval of a majority of the Trustees (including a majority of the Independent Trustees).

C. The Trust may obtain loans from a Sponsor, Trustor, any Trustee or affiliates thereof, with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

D. The Trust will not invest in joint ventures with a Sponsor, Trustor, any Trustee, or affiliates thereof, unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

E. When a Sponsor, Trustor, any Trustee or affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Trust, the Trust's Prospectus shall describe a reasonable method by which properties are allocated to the competing investment entities. It shall be the duty of the Trustees (including the Independent Trustees) to assure such method is applied fairly to the Trust.

F. All other transactions between the Trust and a Sponsor, Trustor, any Trustee or affiliates thereof, shall require approval by a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as being fair and reasonable to the Trust and on the terms and conditions not less favorable to the Trust than those available from unaffiliated third parties.

Investment and Other Restrictions. The Trust will not engage in any of the following investment practices or activities: (1) invest in commodities or commodity future contracts; (2) invest more than ten percent (10%) of its total assets in unimproved real property or indebtedness secured by a real estate mortgage loan on unimproved real property; "unimproved property" means property which has the following characteristics (i) an equity interest in property which was not acquired for the purpose of producing rental or other operating income, (ii) has no development or construction in process on such land, and (iii) no development or construction on such land is planned in good faith to commence within one year; (3) engage in any short sale; (4) borrow on an unsecured basis if such borrowings will result in an asset coverage of less than three hundred percent (300%); "asset coverage," means the ratio which the value of the total assets of the Trust, less all liabilities and indebtedness except indebtedness for unsecured borrowings, reserve for depreciation and amortization, bears to the aggregate amount of all unsecured borrowings of the Trust; (5) engage in trading as compared with investment activities; (6) acquire securities in any company holding investments or engaging in activities prohibited by these

restrictions; (7) engage in underwriting or the agency distribution of securities issued by others; (8) issue equity securities redeemable at the option of the holder; (9) issue debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service the higher level of debt. In addition, the Trust may not incur any indebtedness which would result in an aggregate amount of indebtedness in excess of three hundred percent (300%) of the Trust's adjusted net worth. Any excess borrowing over such 300 % level shall be approved by a majority of the Independent Trustees and disclosed to Unitholders in the next quarterly report of the REIT, along with justification for such excess. 'Adjusted net worth,' means the amount obtained by subtracting the Trust's total liabilities from its total assets as adjusted, but not to include its reserve for depreciation and amortization, and based on figures shown on the Trust's books in accordance with generally accepted accounting principles. The aggregate borrowings, if any, of the trust, secured and unsecured, shall be reasonable in relation to the net assets of the Trust and shall be reviewed by the Trustees at least annually.

Limited Liability of Trustees. Trustees and affiliates shall have no liability for any loss suffered by the Trust which arises from the action or inaction of them, if they, in good faith determined that their conduct was in the best interest of the Trust and such conduct did not constitute negligence or misconduct.

Responsibility of Trustees, Officers and Agents. No Trustee, officer or agent of the Trust is liable to the Trust or to a Unitholder, nor is any Trustee, officer or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his, her or its own misfeasance or negligence, or failure to have acted in good faith in the reasonable belief that his, her or its action was in the best interests of the Trust. All third persons shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, a Trustee, officer or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust, as is more fully described below.

Indemnification of Trustees and Affiliates. The Trust shall indemnify the Trustee and affiliates with respect to actions, suits or proceedings or against whom a claim or liability is asserted by reason that he was or is a Trustee or Affiliate. However, indemnification by the Trust will be provided only if all of the following are met: (1) The Trustee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust; (2) such liability or loss was not the result of negligence or misconduct by the Trustee or affiliate; and (3) such identification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the Unitholders. Indemnification will not be allowed for any liability imposed by judgment, and costs associated therewith, including attorney's fees, arising from or out of a violation of state or federal securities laws associated with the offer and sale of Units of Beneficial Interest (Shares). Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either: (1) approves the settlement and finds that indemnification of the settlement and related costs should be made; or (2) approves indemnification of litigation costs if a successful defense is made. Any agreement of the Trust providing indemnification of a Trustee or Affiliate must be approved by a majority of the Trustees (including a majority of Independent Trustees) not otherwise interested therein as being fair and reasonable to the Trust. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising out of the Securities Act of 1933 is against public policy and therefore unenforceable.

Possible Unitholder Liability. The Trust is an unincorporated business trust organized and registered under North Dakota law. No individual Unitholder is to be personally liable as such for any liabilities, debts or obligations of, or claim against, the "real estate investment trust," wherever arising, and whether arising before or after such Shareowner became the owner or holder of shares thereof. No Unitholder shall be held to any personal liability whatsoever in connection with the affairs of the Trust,

and that all persons shall look solely to the Trust estate for satisfaction of claims of any nature and that the trust shall be solely liable therefore and resort shall be had solely to the Trust estate for the payment. In respect to tort claims, contract claims where Unitholder liability is not negated, claims for taxes and certain statutory liabilities, it is possible that Unitholders may, in jurisdictions other than North Dakota, be held personally liable to the extent that such claims are not satisfied by the Trust. This is because some other jurisdictions (where the Trust may acquire property) have not, by specific legislation or case law, granted limited liability to Unitholders (beneficiaries) of a business trust. In any such event, however, the Unitholder would be entitled to reimbursement (and indemnity) from the general assets of the Trust. Under the terms of the Declaration of Trust, the Units of Beneficial Interest being offered hereby will not be subject to further calls or assessments by the Trust. All agreements of the Trust expressly will include a provision that Unitholders have no personal liability thereunder. The Trust does not believe that Unitholders are exposed to any significant risk, however because (i) the Trust's assets are expected to be adequate to meet its obligations, (ii) all contract claims will be negated as described in the preceding sentence, (iii) Trust mortgages, if any, will be non-recourse; and (iv) the Trust will carry insurance which the Trust considers adequate to cover probable tort claims. In addition, if the Trust or its counsel believe there is a question of liability in any state where the Trust may acquire property, the Trust will likely acquire such property through a wholly-owned real estate investment trust subsidiary corporation or limited liability company, and this would further limit or eliminate any such possible Unitholder liability.

Limit on the Amount of Shares Owned. One Unitholder may not, after the initial public offering of Units, own in excess of 9.8% of the outstanding Units. The Trustees may prohibit transfer of any Units that would violate this provision, and/or redeem offending Units following the redemption provisions next described. The Trustees may in their discretion issue Units of Beneficial Interest and other securities for cash, property or other consideration on such terms as they may deem advisable. The Trustees are not authorized to issue more than one class of equity securities, which are herewith designated Units of Beneficial Interest (Shares).

Certain Transfer Restrictions-Redemptions. For the Trust to qualify as a real estate investment trust under the Internal Revenue Code in any taxable year, not more than fifty percent (50%) of its outstanding Shares may be owned directly or indirectly by five or fewer individuals (determined with the application of certain attribution rules) at any time during the last half of any taxable year. In order that the Trust will meet these requirements and to preserve the Trust's tax status as a real estate investment trust, the Trustees have the power under the Trust's Declaration of Trust to prohibit the transfer of and/or redeem a sufficient number of Units, selected in a manner deemed appropriate by the Trustees to maintain or bring the ownership of Units into conformity with such requirements. The redemption price will be the fair market value as reflected in the latest market quotations, or, if no quotations are available, as determined in good faith by the Trustees. The holder of Units called for redemption shall cease to be entitled to distributions, voting rights and other benefits with respect such Units except the right to the payment of the purchase price for the Units. The effect of these requirements is to limit ownership of the Units by each of the five largest Unitholders to no more than 9.8% of the outstanding Units per holder including certain family members and other persons under applicable Code attribution provisions. To prevent the establishment and maintenance of small Unitholder accounts that would be uneconomical for the Trust to service and maintain, the Trustees may restrict transfers into (following the transfer prohibition and redemption provisions above described) or redeem the Units held in small lot (initially four Shares or less) and fractional share accounts.

Duration of Trust. The Trust will continue, unless sooner terminated by a majority vote of the Unitholders, until the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees who have signed this Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale

proceeds (after provision for payment of the Trust's liabilities) to Unitholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Unitholders. In all events, this Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities. The Trust shall not extend beyond the period permitted by law, but shall terminate at the expiration of such period.

Unitholders may, at any time, by a vote of Unitholders holding at least a majority of the outstanding Units elect to terminate the Trust and direct the Trustees to wind up and settle the Trust's affairs, liquidate the Trust's assets and distribute the net proceeds to the Unitholders of record.

Amendments. The Declaration of Trust may be amended by an affirmative vote of Unitholders holding a majority of the outstanding Units of Beneficial Interest (Shares). In addition, a majority of the Trustees (including a majority of the Independent Trustees) may, without the approval of the Unitholders, adopt an amendment to the Declaration of Trust which the Trustees determine in good faith to be necessary to conform to the requirements of the federal tax law provisions for real estate investment trusts, or any requirements imposed by any state securities regulator and any other applicable laws or regulations.

Limitation on Total Operating Expenses. The Declaration of Trust provides that, subject to the conditions described in the following paragraph, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of two percent (2%) of the Average Invested Assets of the Trust during such fiscal year or twenty-five percent (25%) of the Trust's Net Income during such fiscal year.

The Independent Trustees may determine that a higher level of Total Operating Expenses is justified for such period. Within sixty (60) days after the end of any fiscal quarter of the Trust for which Total Operating Expenses (for twelve (12) months then ended) exceed both two percent (2%) of Average Invested Assets and twenty-five percent (25%) of Net Income as described above, the Declaration of Trust hereby provides that there shall be sent to the Unitholders a written disclosure of such fact including an explanation of the conclusions of the Board of Trustees. In the event the Total Operating Expenses exceed the limitations described above and if the Trustees are unable to conclude that such excess was justified then, within sixty (60) days after the end of the Trust's fiscal year, the Trustor shall reimburse the Trust the amount by which the Total Operating Expenses paid or incurred by the Trust exceed the limitation.

Oversight and Compensation of the Advisor. It shall be the duty of the Trustees to evaluate the performance of the Advisor before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting. Each contract for the services of an Advisor entered into by the Trustees shall have a term of no more than one year. Each advisory contract shall be terminable by a majority of the Independent Trustees, or the Advisor on sixty (60) days written notice without cause or penalty. In the event of the termination of such contract, the Advisor will cooperate with the Trust and take all reasonable steps requested to assist the Trustees in making an orderly transition of the advisory function. The Independent Trustees shall determine from time to time and at least annually that the compensation which the Trust contracts to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by this Declaration of Trust. The Independent Trustees shall also supervise the performance of the Advisor and the compensation paid to it by the Trust to determine that the provisions of such contract are being carried out. Each such determination shall be based on the factors set forth below and all other factors such Independent Trustees may deem relevant and the findings of such Trustees on each of such factors shall be recorded in the minutes of the Trustees: (1) The size of the advisory fee in relation to the size, composition and profitability of the portfolio of the Trust: (2) the success of the Advisor in generating opportunities that meet the investment objectives of the Trust; (3) the rates charged to other

REITs and to investors other than REITs by advisors performing similar services; (4) additional revenues realized by the Advisor and any Affiliate through their relationship with the Trust, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by the Trust or by others with whom the Trust does business; (5) the quality and extent of service and advice furnished by the Advisor; (6) the performance of the investment portfolio of the Trust, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations: (7) the quality of the portfolio of the Trust in relationship to the investments generated by the Advisor for its own account.

Roll-Ups. In connection with a proposed roll-up, an appraisal of all Trust assets shall be obtained from a competent, independent expert. If the appraisal will be included in a prospectus used to offer the securities of a roll-up entity, the appraisal shall be filed with the SEC and the states as an Exhibit to the Registration Statement for the offering. Accordingly, an issuer using the appraisal shall be subject to liability for violation of Section 11 of the Securities Act of 1933 and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. Trust assets shall be appraised on a consistent basis. The appraisal shall be based on an evaluation of all relevant information, and shall indicate the value of the Trust's assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of Trust assets over a 12 month period. The terms of the engagement of the independent expert shall clearly state that the engagement is for the benefit of the Trust and its investors. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to the investors in connection with a proposed roll-up.

In connection with a proposed roll-up, the person sponsoring the roll-up shall offer to Unitholders who vote "no" on the proposal the choice of: (A) accepting the securities of the roll-up entity offered in the proposed roll-up, or (b) one of the following: (i) remaining as Unitholders of the Trust and preserving their interests therein on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to the Unitholders' pro rata share of the appraised value of the net assets of the Trust.

The Trust shall not participate in any proposed roll-up which would result in Unitholders having democracy rights in the roll-up entity that are less than those provided for under this Declaration of Trust. The Trust shall not participate in any proposed roll-up which includes provisions which would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity (except to the minimum extent necessary to preserve the tax status of the roll-up entity. The Trust shall not participate in any proposed roll-up which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of Trust Units held by that investor.

The Trust shall not participate in any proposed roll-up in which investors' rights of access to the records of the roll-up entity will be less than those provided for under this Declaration of Trust.

The Trust shall not participate in any proposed roll-up in which any of the costs of the transaction would be borne by the Trust if the roll-up is not approved by the Unitholders.

Access to Records. Any Unitholder and any designated representative thereof shall be permitted access to all records of the Trust at all reasonable times, and may inspect and copy any of them. Inspection of the Trust books and records-by the administrator shall be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses, and telephone numbers of the Unitholders of the Trust along with the number of Units held by each of them (the "Unitholder List") shall be maintained as part of the books and records of the Trust and shall be available for inspection by any Unitholder or the Unitholder's designated agent at the home office of the Trust upon

the request of the Unitholder. The Unitholder List shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the Unitholder List shall be mailed to any Unitholder requesting the Unitholder List within ten days of the request. The copy of the Unitholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). A reasonable charge for copy work may be charged by the Trust.

If the Advisor or Trustees neglects or refuses to exhibit, produce, or mail a copy of the Unitholder list as requested, the Advisor, and the Trustees shall be liable to any Unitholder requesting the list for the costs, including attorneys' fees, incurred by that Unitholder for compelling the production of the Unitholder List, and for actual damages suffered by any Unitholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the Unitholder List is to secure such list of Unitholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a Unitholder relative to the affairs of the Trust. The Trust may require Unitholders requesting the Unitholder List to represent that the list is not requested for a commercial purpose unrelated to the Unitholder's interest in the Trust. The remedies provided hereunder to Unitholders requesting copies of the Unitholder List are in addition to, and shall not in any way limit, other remedies available to Unitholders under federal law, or the laws of any state.

Voting of Shares Owned by Trustees and the Trustor. The Trustor and Trustees and their affiliates may not vote or comment on matters submitted to Unitholders regarding removal of the Trustor, the Trustees or their affiliates, or regarding any transaction between the Trust and any of them.

Glossary of Terms. The definition of terms used in this Amended and Restated Declaration of Trust are set forth below.

Administrator. The official or agency administering the Securities laws of a jurisdiction.

Acquisition Expense. Expenses including but not limited to legal fees and expenses, travel and communications expenses, costs of appraisals, non-refundable option payments on property not acquired, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of properties, whether or not acquired.

Acquisition Fee. The total of all fees and commissions paid by any party to any party in connection with making or investing in mortgage loans or the purchase, development or construction of property by a REIT. Included in the computation of such fees or commissions shall be any real estate commission, selection fee, development fee, construction fee, nonrecurring management fee, loan fees or points or any fee of a similar nature, however designated. Excluded shall be development fees and construction fees paid to persons not affiliated with the sponsor in connection with the actual development and construction of a project.

Advisor. Any person responsible for directing or performing the day-to-day business affairs of a REIT, including a person to which an advisor subcontracts substantially all such functions.

Affiliate. An affiliate of another person includes any of the following: (a) any person directly or indirectly owning, controlling or holding, with power to vote ten percent or more of the outstanding voting securities of such other person; (b) any person ten percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other person; (c) any person directly or indirectly controlling, controlled by or under common control with such other person; (d) any executive officer, director, trustee or

general partner of such other person; or (e) any legal entity for which such person acts as an executive officer, director, trustee or general partner.

Average Invested Assets. For any period, the average of the aggregate book value of the assets of the Trust invested, directly or indirectly, in equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or similar non-cash reserves computed by taking the average of such values at the end of each month during such period.

Cash from Operations. Cash flow generated from operations (including taxable income and nontaxable cash flow) exclusive of Cash from Sale or Financing of Properties.

Cash from Sale or Financing of Properties. Net cash realized by the Trust (i) from the sale or disposition of property (after retirement of applicable secured debt, if any) and (ii) from mortgage financing of Trust Properties, after payment of all related transaction expenses.

Competitive Real Estate Commission. Real estate or brokerage commission paid for the purchase or sale of a property which is reasonable, customary and competitive in light of the size, type and location of such property.

Contract Price for the Property. The amount actually paid or allocated to the purchase, development, construction or improvement of a property exclusive of Acquisition Fees and Acquisition Expenses.

Construction Fee. A fee or other remuneration for acting as general contractor and/or construction manager to construct improvements, supervise and coordinate projects or to provide major repairs or rehabilitation on a REITS property.

Declaration of Trust. The declaration of trust, by-laws, certificate, articles of incorporation or other governing instrument, as amended or restated, pursuant to which a REIT is organized.

Development Fee. A fee for the packaging of a REIT's property, including negotiating and approving plans, and undertaking to assist in obtaining zoning and necessary variances and necessary financing for the specific property, either initially or at a later date.

Independent Expert. A person with no material current or prior business or personal relationship with the Advisor or Trustee who is engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by the REIT.

Independent Trustees. The Trustees of a REIT who are not associated and have not been associated within the last two years, directly or indirectly, with the Sponsor or Advisor of the REIT.

(a) A Trustee shall be deemed to be associated with the Sponsor or Advisor if he or she: (i) owns an interest in the Sponsor, Advisor, or any of their Affiliates; or (ii) is employed by the Sponsor, Advisor or any of their Affiliates, or (iii) is an officer or director of the Sponsor, Advisor, or any of their Affiliates; or (iv) performs services, other than as a Trustee, for the Trust; or (v) is a Trustee for more than three REITS organized by the Sponsor or advised by the Advisor; or (vi) has any material business or professional relationship with the Sponsor, Advisor, or any of their Affiliates.

(b) For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the prospective Independent Trustee from the Sponsor and Advisor and Affiliates shall be deemed material *per se* if it exceeds 5% of the prospective Independent Trustee's: (i) annual gross revenue, derived from all sources, during either of the last two years; or (ii) net worth, on a fair market value basis.

(c) An indirect relationship shall include circumstances in which a Trustee's spouse, parents, children, siblings, mothers-or-fathers-in-law, sons-or-daughters-in-law, or brothers-or-sisters-in-law is or has been associated with the Sponsor, Advisor, any of their Affiliates, or the REIT.

Initial Investment. That portion of the initial capitalization of the REIT contributed by the Sponsor or its Affiliates.

Invested Assets. For any period, the current market value of the assets of the Trust invested, directly or indirectly, in real estate assets, before reserves for depreciation or bad debts or other similar non-cash reserves.

Leverage. The aggregate amount of indebtedness of the REIT for money borrowed (including purchase money mortgage loans) outstanding at any time, both secured and unsecured.

NASAA Guidelines. The Real Estate Investment Trust Statement of Policy adopted by the North American Securities Administrators Association, Inc.

Net Assets. The total assets (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.

Net Income. For any period total revenues applicable to such period, less the expenses applicable to such period other than additions to reserves for depreciation or other similar non-cash reserves. Net income, for purposes of calculating total operating expenses shall exclude the gain from the sale of the REIT's assets.

Organization and Offering Expenses. All expenses incurred by and to be paid from the assets of the Trust in connection with and in preparing the REIT for registration and subsequently offering and distributing it to the public, including, but not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriter's attorneys), expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositories, experts, expenses of qualification of the sale of the securities under Federal and State laws, including taxes and fees, accounts' and attorneys' fees.

Offering Circular. Offering Circular shall have the meaning given to the term "prospectus" by Section 2(a)(10) of the Securities Act of 1933, including a preliminary prospectus; provided, however, that such term as used herein shall also include a prospectus as described in Rule 256 of the General Rules and Regulations under the Securities Act of 1933, or in the case of an intrastate offering, any document by whatever name known, utilized for the purpose of offering and selling securities to the public.

Person. Any natural persons, partnership, corporation, association, trust, limited liability company or other legal entity.

Prospectus. Shall have the meaning given to that term by Section 2(a)(10) of the Securities Act of 1933, including a preliminary Prospectus; provided, however, that such term as used herein shall also include an offering circular as described in Rule 256 of the General Rules and Regulations under the Securities Act of 1933 or, in the case of an intrastate offering, any document by whatever name known, utilized for the purpose of offering and selling securities to the public.

Real Estate Investment Trust (REIT). A corporation, trust, association or other legal entity (other than a real estate syndication) which is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests), or in loans secured by real estate or both.

REIT Provisions of the Internal Revenue Code. Sections 856 through 860 of the Internal Revenue Code of 1986, as now enacted or hereafter amended, or successor statutes, and regulations and rulings promulgated thereunder.

Roll-Up. A transaction involving the acquisition, merger, conversion, or consolidation either directly or indirectly of the REIT and the issuance of securities of a Roll-Up entity. Such term does not include: (a) a transaction involving securities of the REIT that have been for at least 12 months listed on a national securities exchange or traded through the National Association of Securities Dealers Automated Quotation National Market System; or (b) a transaction involving the conversion to corporate, trust, or association form of only the REIT if, as a consequence of the transaction there will be no significant adverse change in any of the following: (i) Shareholders' voting rights; (ii) the term of existence of the REIT; (iii) Sponsor or Advisor compensation; (iv) the REIT's investment objectives.

Roll-Up Entity. A partnership, real state investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of a proposed Roll-Up transactions.

Shares. Shares of beneficial interest or of common stock of a REIT of the class that has the right to elect the Trustees of such REIT.

Shareholders. The registered holders of a REIT's Shares.

Sponsor. Any person directly or indirectly instrumental in organizing, wholly or in part, a REIT or any person who will control, manage or participate in the management of a REIT, and any Affiliate of such person. Not included is any person whose only relationship with the REIT is as that of an independent property manager of REIT assets, and whose only compensation is as such. Sponsor does not include wholly independent third parties such as attorneys, accountants and underwriters whose only compensation is for professional services. A person may also be deemed a Sponsor of the REIT by: (a) Taking the initiative, directly or indirectly, in founding or organizing the business or enterprise of the REIT; either alone or in conjunction with one or more other persons; (b) receiving a material participation in the REIT in connection with the founding or organizing of the business of the REIT, in consideration of services or property, or both services and property; (c) having a substantial number of relationships and contacts with the REIT; (d) possessing significant rights to control REIT properties; (e) receiving fees for providing services to the REIT which are paid on a basis that is not customary in the industry; or (f) providing goods or services to the REIT on a basis which was not negotiated at arms length with the REIT.

Total Operating Expenses. Aggregate expenses of every character paid or incurred by the REIT as determined under Generally Accepted Accounting Principles, including Advisor's fees, but excluding: (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printed and other such expenses, and tax incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of the REIT's Shares; (b) interest payments; (c) income taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) incentive fees paid in compliance with NASAA guidelines; (f) acquisition fees, acquisition expenses, real estate commissions on resale property and other expenses connected with the acquisition, disposition, and ownership of real estate interests, mortgage loans, or other property, (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).

Trust. The Dakota Real Estate Investment Trust.

Trustees. The members of the board of trustees or directors or other body which manages the REIT.

Unimproved Real Property. The real property of a REIT which has the following three characteristics: (a) An equity interest in real property which was not acquired for the purpose of producing rental or other operating income. (b) Has no development or construction in process on such land; and (c) No development or construction on such land is planned in good faith to commence on such land within one year.

Uninvested Assets. The current book value of gross assets of the Trust other than Invested Assets.

Unitholders. As of any particular time, all holders of record of outstanding Units of Beneficial Interest (shares) at such time.

UPREIT. An umbrella partnership real estate investment trust is a REIT which holds all or substantially all of its properties through an operating partnership in which the REIT holds an interest.

IN WITNESS WHEREOF, the Trustor and each named Trustee hereto have on the day and year set forth opposite each of their signatures executed and sealed this agreement.

TRUSTOR:

Dakota REIT Management, Inc.

Dated: 10/25/02

By: [signature]
George A. Gaukler, President and COO

TRUSTEES:

Dated: 10-25-02

By: [signature]
Ray J. Braun

Dated: 10/25/02

By: [signature]
Bradley C. Fay

Dated: 10/25/02

By: [signature]
George A. Gaukler

Dated: 10/25/02

By: [signature]
Peter Gugisberg

Exhibit 2-16

Dated: 10-25-02

By: [signature]
Brion J. Henderson

Dated: 10/25/02

By: [signature]
Gorman H. King, Jr.

Dated: 10-25-02

By: [signature]
Stan Ryan

Dated: 10-25-02

By: [signature]
Roy Alan Sheppard

Dated: 10/25/02

By: [signature]
Kevin Christianson

Dated: 10/25/02

By: [signature]
Clarice Liechty

Dated: 10/25/02

By: [signature]
Stan Johnson

Exhibit 2-17

DAKOTA REAL ESTATE INVESTMENT TRUST
OFFERING SUMMARY
October 22, 2002 - May 31, 2003
$1,800,000

	Invested	Date of Record	Price per Share	Shares
Dockter, Carol and Tim	3,600	10/31/2002	125	28.8000
Markel, Prent and Mary	1,800	10/31/2002	125	14.4000
Tobolt, Kathy TOD James	660	10/31/2002	125	5.2800
Lee, Harold	6,208	11/11/2002	125	49.6604
Gonser, Gary	5,000	11/11/2002	125	40.0000
Ulrich, Charles	2,245	11/11/2002	125	17.9593
Larson, Wayne & Betty	30,000	11/11/2002	125	240.0000
Hornbacher, Lyle	6,250	11/11/2002	125	50.0000
Lepage, Marc	25,000	11/11/2002	125	200.0000
Johnson, Stan	45,000	11/11/2002	125	360.0000
Lepage, Robert & Virginia	10,000	11/11/2002	125	80.0000
Jesperson Family Ltd Pship	75,000	11/11/2002	125	600.0000
Irwin, Karen	7,519	11/11/2002	125	60.1504
Aberle, Dean Patrick	3,000	11/11/2002	125	24.0000
Tarno Distributing Co PSP	15,161	11/11/2002	125	121.2855
Hystad, Gordon	1,945	11/11/2002	125	15.5607
Hystad, Karen	9,248	11/11/2002	125	73.9866
Martin, Loni	1,506	11/11/2002	125	12.0458
Martin, Kevin	1,506	11/11/2002	125	12.0458
Hausauer, Elizabeth	5,000	11/11/2002	125	40.0000
Walker, Bruce & Diane	5,000	11/11/2002	125	40.0000
Seidel, Lorene	15,000	11/11/2002	125	120.0000
Huber, La Vina TOD Debra Ann Doede	5,000	11/11/2002	125	40.0000
Lindquist, Garry O	25,000	11/11/2002	125	200.0000
Sund, Fred TOD Brittany Sund	10,000	11/11/2002	125	80.0000
Beeter, Clinton & Karen	10,000	11/11/2002	125	80.0000
Gilstad, Wade & Susan	30,000	11/11/2002	125	240.0000
Gange, Dale & Elizabeth	6,250	11/11/2002	125	50.0000
Quick, Raymond & Annaliese	7,000	11/11/2002	125	56.0000
Greff, Jim & Irene	10,000	11/11/2002	125	80.0000
Wheeler Contracting, Inc	140,000	11/11/2002	125	1,120.0000
Sartwell, Richard & Sheila	100,000	11/11/2002	125	800.0000
Stevick, Jack & JoAnn	15,000	11/11/2002	125	120.0000
Jesperson, Dennis & Michelle	10,000	11/12/2002	125	80.0000
Johnson, Michael G(West Brand), IRA	2,000	11/12/2002	125	16.0000
Johnson, Patricia (West Brand), IRA	2,000	11/12/2002	125	16.0000
Slagg, Ernest E, Jr.	25,000	11/12/2002	125	200.0000
Hoffman, Henry G TOD Kathy Wald	15,000	11/12/2002	125	120.0000
Wald, Kathy E	5,000	11/12/2002	125	40.0000
Bickel, Barbara Sue	4,000	11/12/2002	125	32.0000
William & Jacquelyn 12/26/01 Revocable Trust	11,000	11/13/2002	125	88.0000
Hochhalter, Marvin I & Marline I TOD steven L Hoch.	20,000	11/13/2002	125	160.0000

Exhibit 3-1

DAKOTA REAL ESTATE INVESTMENT TRUST
OFFERING SUMMARY
October 22, 2002 - May 31, 2003
$1,800,000

	Invested	Date of Record	Price per Share	Shares
Leach, Larroll D	5,000	11/12/2002	125	40.0000
Zastoupil, Timothy & Denise	10,000	11/12/2002	125	80.0000
Gugisberg, Jon	5,000	11/14/2002	125	40.0000
King, Gorman Jr	30,000	11/14/2002	125	240.0000
Schmidt, Herbert J	15,000	11/18/2002	125	120.0000
Bickel, Barbara Sue_ Roth IRA	5,529	11/20/2002	125	44.2286
Lorenz, Russell J	27,763	11/20/2002	125	222.1065
Bickel, Edwin David_Roth IRA	5,529	11/20/2002	125	44.2286
Seitz, Mavis E	23,708	11/20/2002	125	189.6610
Varner, Dianna P	73,302	11/20/2002	125	586.4126
Kendall, Darlene	375	11/20/2002	125	3.0000
Schafer, Gene & Donna	100,000	11/20/2002	125	800.0000
Ehli, Philip & Carolyn	6,250	11/20/2002	125	50.0000
Schumacher, Donald	5,000	11/22/2002	125	40.0000
Nygaard, Phyllus	20,000	11/22/2002	125	160.0000
Becker, Leonard & JoAnn	25,000	11/25/2002	125	200.0000
Vossler, Kevin_Roth IRA	5,034	11/25/2002	125	40.2717
Vossler, Brenda_Roth IRA	5,034	11/25/2002	125	40.2717
Zimmer, Judith_Roth IRA	2,019	11/25/2002	125	16.1510
Redington, Michele_Roth IRA	3,008	11/25/2002	125	24.0629
Redington, Lee_Roth IRA	3,008	11/25/2002	125	24.0629
Stevens, Kirk & Mary	12,500	11/25/2002	125	100.0000
Dockter, Carol and Tim	300	11/15/2002	125	2.4000
Markel, Prent and Mary	150	11/15/2002	125	1.2000
Friesz, Daniel	3,000	12/02/2002	125	24.0000
Bergquist, Richard R	5,351	12/02/2002	125	42.8055
Kleingartner, Arthur C	10,000	12/18/2002	125	80.0000
Dockter, Carol and Tim	300	12/15/2002	125	2.4000
Markel, Prent and Mary	150	12/15/2002	125	1.2000
Tobolt, Kathy TOD James	55	12/01/2002	125	0.4400
Tobolt, Kathy TOD James	55	12/31/2002	125	0.4400
Moore, Benjamin C	2,500	12/26/2002	125	20.0000
Buck, Jean G., IRA	4,415	01/07/2003	125	35.3200
Davis, Dale & Wilma	50,000	01/24/2003	125	400.0000
Lorenz, Russell & Joan	5,000	01/30/2003	125	40.0000
Bittner, Clarence F. & Shirley E.	5,000	01/30/2003	125	40.0000
Horvick Mnfctring Inc 401(k)	10,000	01/31/2003	125	80.0000
Dockter, Carol and Tim	300	01/15/2003	125	2.4000
Markel, Prent and Mary	150	01/15/2003	125	1.2000
Tobolt, Kathy TOD James	55	01/30/2003	125	0.4400
Dockter, Carol and Tim	300	02/18/2003	125	2.4000
Markel, Prent and Mary	150	02/18/2002	125	1.2000
Tobolt, Kathy TOD James	55	02/28/2003	125	0.4400
Dockter, Carol and Tim	300	03/17/2003	125	2.4000
Markel, Prent and Mary	150	03/17/2003	125	1.2000
Reister, Duane & Barbara	50,000	04/07/2003	125	400.0000
Heller, Arnold M. & Gail	20,000	04/07/2003	125	160.0000
Hoffman, Henry G TOD Kathy Wald	6,000	04/09/2003	125	48.0000
Stanford, Madonna	6,000	04/14/2003	125	48.0000

Exhibit 3-2

DAKOTA REAL ESTATE INVESTMENT TRUST
OFFERING SUMMARY
October 22, 2002 - May 31, 2003
$1,800,000

		Invested	Date of Record	Price per Share	Shares
	Huber, Clemens & Catherine	15,000	04/14/2003	125	120.0000
	Irey, Connie. IRA	4,478	04/11/2003	125	35.8248
	Martin, Lonnie IRA	2,000	04/11/2003	125	16.0000
	Martin, Kevin IRA	2,000	04/11/2003	125	16.0000
	Martin, Deborah A IRA	2,000	04/11/2003	125	16.0000
	Martin, Keith IRA	2,000	04/11/2003	125	16.0000
	Holst, Lisa	2,000	04/16/2003	125	16.0000
	Northern Auction Ret. Plan FBO Karen Beeter	1,394	04/21/2003	125	11.1519
	Northern Auction Ret. Plan FBO Kari Herslip	2,914	04/21/2003	125	23.3129
	Northern Auction Ret. Plan FBO Kevin Beeter	2,235	04/21/2003	125	17.8776
	Northern Auction Ret. Plan FBO Clinton Beeter	18,907	04/21/2003	125	151.2576
	Markel, Prent and Mary	1,000	05/09/2003	125	8.0000
	Tobolt, Kathy TOD James	55	04/01/2003	125	0.4400
	Markel, Prent and Mary	150	04/16/2003	125	1.2000
	Dockter, Carol and Tim	300	04/16/2003	125	2.4000
	Tobolt, Kathy TOD James	55	04/30/2003	125	0.4400
	Markel, Prent and Mary	150	05/15/2003	125	1.2000
	Dockter, Carol and Tim	300	05/15/2003	125	2.4000
	Tobolt, Kathy TOD James	55	05/30/2003	125	0.4400
	Total new investments	$1,352,683			10,821.4622
**	Dividends Reinvested	$445,955			3,964.0438
	Total	$1,798,638			14,785.5060

** Per Dividend reinvestment plan (please additional attachment)

DAKOTA REAL ESTATE INVESTMENT TRUST
Shares issued Pursuant to Dividend Reinvestment Plan
October 22, 2002 Offering

	Dividends Reinvested Shares @ $112.50/share	$
Aberle, Dean Patrick	0.7416	$83.44
Aurit, Mark IRA	32.4321	$3,648.61
Bahm, Robert & Valerie	38.4972	$4,330.93
Becker, Leonard & JoAnn	30.1714	$3,394.28
Beeter, Clinton & Karen	2.4722	$278.12
Bergquist, Richard R	1.1169	$125.65
Bertsch, Nolen	12.5975	$1,417.22
Bickel, Barbara Sue	0.9815	$110.42
Bickel, Barbara Sue	1.2756	$143.50
Bickel, Edwin David_Roth IRA	1.2756	$143.50
Bittner, Clarence F. & Shirley E.	0.5186	$58.35
Bohnenblust, Mary	4.5588	$512.86
Borchert, Donavon	27.5057	$3,094.39
Bott, Duwayne, IRA	15.0865	$1,697.23
Braun, Christopher	0.9198	$103.48
Braun, John	0.9198	$103.48
Braun, Rae Marie	0.9198	$103.48
Braun, Ray	160.3624	$18,040.78
Brewster, James & Fay JTWRS	27.5057	$3,094.39
Brunner, Richard C/F Jesse UGMA	16.8441	$1,894.97
Buck, Jean	27.8056	$3,128.12
Butler, Dave	41.8700	$4,710.38
Bye, Kermit	162.8512	$18,320.76
Candace A. Dietz, LLLP	5.6926	$640.42
Carlson, Joan	40.4284	$4,548.19
Christianson, Alexander	2.4113	$271.27
Christianson, Joseph	2.4537	$276.04
Christianson, Kevin	145.0055	$16,313.12
Christianson, Samuel	2.4113	$271.27
Christianson, Thomas	2.4113	$271.27
Cote, Scott	28.6097	$3,218.59
Davis, Dale & Wilma	42.8351	$4,818.95
Davis, Randal & Amy	0.1418	$15.96
Davis, Robbie & Jaclyn	0.1418	$15.96
Davis, Ryan & Brenda	0.1418	$15.96
Dietz, Larry	0.6676	$75.11
Dockter, Carol & Timothy	7.6530	$860.96
Ehli, Philip & Carolyn	1.4420	$162.23
Fargo Truss Systems, Inc	23.4497	$2,638.09
Fay, Austin	0.7092	$79.79
Fay, Bradley	73.7280	$8,294.40
Fay, Bradley	81.5609	$9,175.60
Fay, Brandon	0.7092	$79.79
Fay, Charles T	43.2824	$4,869.28
Fay, Lisa	1.4184	$159.57
Fay, Marcus	0.7092	$79.79
Friesz, Daniel	0.6262	$70.45
Fuher, Eugene	8.9946	$1,011.89
Fuher, Eugene & Mavis	7.6829	$864.33
Fuher, Mavis	8.8808	$999.09
Gange, Dale & Elizabeth	1.5451	$173.82
Gaukler, George	163.5464	$18,398.97
Gaukler, Madison K	0.7092	$79.79

DAKOTA REAL ESTATE INVESTMENT TRUST
Shares issued Pursuant to Dividend Reinvestment Plan
October 22, 2002 Offering

	Dividends Reinvested Shares @ $112.50/share	$
Larson, Chris	0.1418	$15.96
Larson, Dustyn	0.1418	$15.96
Larson, Stacey	0.1418	$15.96
Larson, Wayne & Betty	7.4165	$834.35
Leach, Larroll D	1.2269	$138.03
Lee, Harold	1.5346	$172.64
Lee, Harold	0.1418	$15.96
Lepage, Marc	6.3222	$711.25
Lepage, Robert & Virginia	2.8668	$322.51
Lindquist, Garry O	6.1804	$695.29
Linnertz, Dennis	10.4014	$1,170.16
Lorenz, Russell J IRA #923036	6.4056	$720.63
Lorenz, Russell J & Joan A	0.5186	$58.35
Markel, Mary A & Prent	14.2673	$1,605.07
Martin, Kevin	0.3722	$41.88
Martin, Loni	0.3722	$41.88
McCormick, Steve & Karen	38.0745	$4,283.38
McCormick, Thomas	76.2758	$8,581.03
McDonald, Hilder	9.6899	$1,090.11
Medhus, Cara	1.4184	$159.57
Medhus, Jared	1.4184	$159.57
Medhus, Nathan	1.4184	$159.57
Medhus, Terri	37.6148	$4,231.66
Miller, James & Marie	27.1226	$3,051.30
Moore, Benjamin C	0.4119	$46.34
Mudgett, Bret	17.7003	$1,991.29
Murray, Judy	24.9376	$2,805.48
Nelson, Sue and Keith	9.2243	$1,037.73
Nygaard, Phyllus	4.5412	$510.88
Peterson, Alvin & Lillian	32.3872	$3,643.56
Pfenning, Edward & Erna	12.7108	$1,429.96
Pierce, Elizabeth	30.8289	$3,468.25
Pierce, Garry and Karen	3.1407	$353.33
Ramsdell, Kristi	21.4711	$2,415.49
Redington, Lee_Roth IRA	0.6665	$74.98
Redington, Michele_Roth IRA	0.6664	$74.97
Reule, Roger & Doretta	27.7949	$3,126.93
Rheault, Kathleen F.	2.5719	$289.34
Robinson, Norm	41.8700	$4,710.38
Rusco Window Co, Inc	38.6733	$4,350.74
Ryan, Mike and Doreen	9.1837	$1,033.17
Ryan, Stan	126.3465	$14,213.98
Sayler, Cleaton & Ramona Trust	16.1962	$1,822.07
Schafer, Gene & Donna	29.5845	$3,328.26
Schatz, Karen	17.5691	$1,976.52
Scherr, Ellizabeth A	22.0999	$2,486.24
Schlossman, David Craig	4.2552	$478.71
Schlossman, Erin Elizabeth	4.2552	$478.71
Schlossman, Jeffrey C	143.2166	$16,111.87
Schlossman, Susan Collins	4.2552	$478.71
Schmidt, Christian	0.7092	$79.79
Schmidt, Herbert J	19.2457	$2,165.14
Schmidt, Jonathan	0.7092	$79.79

DAKOTA REAL ESTATE INVESTMENT TRUST

Shares issued Pursuant to Dividend Reinvestment Plan
October 22, 2002 Offering

	Dividends Reinvested Shares @ $112.50/share	$
Schmidt, Lucas	0.7092	$79.79
Schroeder, Cleo	35.3226	$3,973.79
Schumacher, Donald	1.1353	$127.72
Schwinden, Morris	40.1818	$4,520.45
Seidel, Lorene	3.7082	$417.18
Seitz, Mavis E	5.4699	$615.36
Sheppard Trust - Amy Parke	0.1418	$15.96
Sheppard Trust - Matthew Roy	0.1418	$15.96
Sheppard, Roy & Christine	159.8770	$17,986.16
Sheppard Trust - Susan Marie	0.1418	$15.96
Smith, Connor C/O Mike Smith	0.7092	$79.79
Smith, Tracy (Wells Fargo Retirement Trust)	39.3178	$4,423.26
Stevens, Kirk J & Mary L	30.3519	$3,414.58
Stevick, Jack & JoAnn	3.7082	$417.18
Sund, Fred TOD Brittany Sund	2.4722	$278.12
Tarno Distributing Co PSP	3.7480	$421.65
Tobolt, Kathy TOD James	14.4891	$1,630.03
Tobolt, Kathy IRA	4.9941	$561.84
Tracy, Adam	4.0273	$453.07
Ulrich, Charles	5.8890	$662.52
Varner, Dianna P	16.9124	$1,902.64
Vossler, Brenda_Roth IRA	1.1153	$125.47
Vossler, Kevin_Roth IRA	1.1153	$125.47
Vossler, Kevin and Brenda	28.8145	$3,241.63
Wald, Kathy E, TOD Alfred A. Wald & Pauline R. Rader, e	28.2205	$3,174.81
Walker, Bruce & Diane	1.2361	$139.06
Wheeler Contracting, Inc	34.6102	$3,893.65
William & Jacquelyn 12/26/01 Revocable Trust	2.6791	$301.39
York, Connor	4.2552	$478.71
York, Michelle	4.2552	$478.71
Zastoupil, Timothy & Denise	2.4538	$276.06
Zimmer, Judith_Roth IRA	0.4473	$50.32
Zoller, James P IRA	33.1490	$3,729.27
Total REIT Shares	3,964.0438	$445,954.92

SUBSCRIPTION AGREEMENT

Dakota Real Estate Investment Trust
1121 Westrac Drive, Suite 108
Fargo, ND 58103

Broker-Dealer_______________
____

Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of Units of Beneficial Interest (Shares) of Dakota Real Estate Investment Trust, a North Dakota registered business trust (the "Trust").

1. **Purchase: Terms of Offering.** Subject to the terms and conditions of this Subscription Agreement and the Subscriber Certification, Warranties and Representations set forth on the reverse side hereof, the undersigned irrevocably agrees to purchase Units of Beneficial Interest of the Trust

2. **Title.** The undersigned desires to take title to this interest as follows (check one):

- ☐ (a) Individual Ownership
- ☐ (b) Joint Tenancy (with right of survivorship)
- ☐ (c) Tenancy in Common
- ☐ (d) Other Entity Ownership: _______________

The exact spelling of the name(s) under which title to the Units of Beneficial Interest (Shares) shall be taken is (please print):

____

____

3. **Dividend Payment Preference.** ☐ Dividends paid in cash. ☐ Dividends Accepted in Additional Units.

4. **Acceptance.** Execution and delivery of this Subscription Agreement and tender of the payment referenced below shall and does constitute an irrevocable offer to purchase the Units of Beneficial Interest (Shares) indicated.

TOTAL UNITS (SHARES) SUBSCRIBED: ___________ DOLLAR AMOUNT: $_______________

MAKE ALL CHECKS PAYABLE TO: Dakota Real Estate Investment Trust

____
Signature — Individual or in Representative Capacity
☐ Authorized Representative of: _______________
____

____
Signature
[Only if any box (✓) above would ordinarily require a second signature, such as (b) or (c).]

Dated: _______________________________

Dated: _______________________________

____
Please print name (Investor)

____
Please print joint owner's name (if any)

____
Street

____
City State ZIP

DAKOTA REAL ESTATE INVESTMENT TRUST

SUBSCRIBER CERTIFICATION, WARRANTIES AND REPRESENTATIONS

The Subscriber to this Subscription Agreement hereby agrees, represents and certifies:

1. That it is a bona fide resident of the state of North Dakota or Minnesota and is otherwise eligible to become an owner of Units of Beneficial Interest of **DAKOTA REIT.**

2. That said Subscriber is either a natural person or other legally recognized entity.

3. That said Subscriber has either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year.

For North Dakota residents only, this suitability standard shall not apply to purchases of less than $25,000 of Units of Beneficial Interest in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles.

4. No subscriptions may be accepted until at least five business days after the date the shareholder receives a final prospectus. The Trust shall send each shareholder a confirmation of his or her purchase.

The Subscriber, by signing below, acknowledges and certifies each of the warranties and representations set forth above.

____

Signature of Subscriber

PURCHASER REPRESENTATIVE QUESTIONNAIRE

Dakota Real Estate Investment Trust

Name of Investor ____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

1. Name ____

   Business Address ____

2. Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

3. List any business or professional education, including degrees received, if any.

4. Have you had prior experience in advising clients with respect to investments of this type?

   Yes _____ No _____

5. List any professional licenses or registrations, including bar admissions, accounting certificates, real estate brokerage licenses, and SEC or state broker-dealer registrations or licenses held by you.

6. Describe generally any business, financial, or investment experience that would help you to evaluate the merits and risks of this investment.

7. State how long you have known the Investor and in what capacity.

8. Except as set forth in subparagraph (a) below, neither I nor any of my affiliates have any material relationship with Dakota Real Estate Investment Trust, a North Dakota registered business trust (the "Trust"), or any of its affiliates; no such material relationship has existed at any time during the previous two years; and no such material relationship is mutually understood to be contemplated.

(a)____

____

(b) If a material relationship is disclosed in subparagraph (a) above, indicate the amount of compensation received or to be received as a result of such relationship.

9. In advising the Investor in connection with Investor's prospective investment in the Trust, I will be relying in part on the Investor's own experience in certain areas.

Yes _____ No _____

10. In advising the Investor in connection with the Investor's prospective investment in the Trust, I will be relying in part on the expertise of an additional Purchaser Representative or Representatives.

Yes _____ No _____

If "Yes," give the name and address of such additional Representative or Representatives.

11. I understand that the Trust will be relying on the accuracy and completeness of my response to the foregoing questions, and I represent and warrant to the Trust as follows:

(i) I am acting as Purchaser Representative for the Investor in connection with evaluating the merits and risks of the prospective investment by the Investor in the Company.

(ii) The answers to the above questions are true and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Regulation A which has been promulgated thereunder;

(iii) To the best of my knowledge, the information contained in the Investor's Suitability Questionnaire, which I have reviewed, is true and correct, and, in my opinion, the Investor is capable of bearing the economic risk of the proposed investment;

(iv) I have received a copy of the Trust's Offering Circular dated _______________, and have reviewed the same with the Investor.

(v) The representations, warranties and acknowledgments made by the Investor in his Subscription Agreement which pertain to me are true and correct, and those which pertain to the Investor, to the best of my knowledge, are true and correct;

(vi) I am not an affiliate of the Trust or any of its Affiliates;

(vii) I have disclosed to the Investor in writing any material relationship which I have with the Trust or its Affiliates disclosed in answer to Question 8 above; and

(viii) I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investors prospective investment in the Trust.

Dated: ______________________

____
(Signature of Purchaser Representative)

____
(Printed Name of Purchaser Representative)

Properties Acquired from Affiliates

Date Purchased	Property Investment	Description	Purchase Price (7)	Affiliate
09/30/97	Wheatland Place Apartments 1	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
04/01/98	Wheatland Place Apartments 2	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Place Apartments 3	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Townhomes 1	10 Unit Residential Townhome Fargo, North Dakota	$740,000	Ryan Gaukler LLP (2)
07/01/98	Westlake Townhomes	12 Unit Residential Townhome Fargo, North Dakota	$840,000	Ryan Gaukler LLP (2)
10/01/98	Wheatland Place Apartments 4	24 Unit Residential Apartment Fargo, North Dakota	$1,165,000	Valley Realty, Inc. (1)
07/01/99	Wheatland Townhomes 2	18 Unit Residential Townhome Fargo, North Dakota	$1,135,000	Valley Realty, Inc. (1)
04/01/00	Wheatland Place Apartments 5	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
04/01/00	Wheatland Place Apartments 6	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
01/08/01	Limited Partner Interest in South Washington Real Estate Investment Limited Partnership (SWREILP)	SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota	$270,000	SWREILP (3)
01/19/01	PRE Limited Liability Limited Partnership (Pre LLLP)	PRE LLLP is the owner of a pharmaceutical research facility being leased to PRACS Institute, Ltd. in Fargo, ND	$200,000	Pre LLLP (4)
07/01/01	Wheatland Place Apartments 8	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	George Gaukler
08/01/01	Wheatland Place Apartments 7	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	Wheatland Apartments VII (5)
05/28/02	Amber Fields Apartments	108 Unit Residential Apartment Fargo, North Dakota	$5,7000,000	Amber Fields Investment LLC (6)

12/31/02	Westlake Townhomes II	24 Unit Residential Townhomes Fargo, ND	$2,250,000	George Gaukler
05/03/03	32nd Center LLLP	Strip Mall Fargo, ND	$400,000	32nd Center LLLP (8)

(1) Valley Realty, Inc. — George Gaukler, President of the Trust and Trustee, is President and substantial owner.

(2) Ryan Gaukler — Partnership is owned by George Gaukler, Trustee, and Stan Ryan, a former Trustee.

(3) SWREILP — Kevin Christianson, Trustee, is President of the General Partner, Grand Forks Land Co.

(4) PRELLP — George Gaukler, President of the Trust and Trustee, is a General Partner.

(5) Wheatland Apt. VII — George Gaukler, President of the Trust and Trustee, is an owner.

(6) Amber Fields Investments, LLC — Kevin Christianson, Trustee, is the General Partner.

(7) The purchase price reflects the total amount paid by the Trust to the identified Affiliate. The named affiliate may have paid portions of this total to various subcontractors, including other Affiliates.

(8) 32nd Center LLLP — George Gaukler, President of the Trust and Trustee, is the General Partner.

alley Rental Service

HOWARD H. TRAPP
Property Manager

1330 WEST MAIN ST. - BOX 446 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601 - TDD# 1-800-366-6888

Fax - 701-845-0836

Service Agreement

This service agreement is between Wheatland Place Apartments and Valley al Service Inc. concerning the three 24 plexes known as Wheatland Place tments located at 3302, 3322 and 3342 31st Ave. SW, Fargo, North Dakota.

This agreement becomes effective October 1, 1998 and shall continue in ct until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

agreement may be modified at any time by mutual consent of both parties.

y Rental Service Inc.
d H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

vard.vhtpl

Exhibit 6a-1

Valley Rental Service

HOWARD H. TRAPP
Property Manager

1330 WEST MAIN ST. - BOX 446 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601 -- TDD# 1-800-366-6888

Fax - 701-845-0936

Service Agreement

This service agreement is between Westlake/Wheatland Townhomes and Valley ental Service Inc. concerning the two townhome complexes known as Westlake/ heatland Townhomes located at 32nd St. SW and 31st Ave. SW, Fargo, North akota.

This agreement becomes effective July 1, 1998 and shall continue in ffect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

is agreement may be modified at any time by mutual consent of both parties.

ley Rental Service Inc.
ard H. Trapp, Property Manager

Westlake/Wheatland Townhomes
Dakota REIT
Gorman King, Jr., President

howard.vstwht

Valley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072
PHONE 701-845-1601 TDD# 1-800-366-6888
FAX 701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and 'alley Rental Service Inc., Valley City, North Dakota concerning the 24 unit partment building known as Wheatland Place IV, 3063 34th St. SW.

This agreement becomes effective October 1, 1998 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

his agreement may be modified at any time by mutual consent of both parties.

lley Rental Service Inc.	Wheatland Place Apartments
ward H. Trapp, Property Manager	Dakota REIT
	Gorman King, Jr., President

Exhibit 6c-1

howard.whtpl

Valley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072
PHONE 701-845-1601 TDD# 1-800-366-6888
FAX 701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and ley Rental Service Inc., Valley City, North Dakota concerning the 18 unit nhomes known as Wheatland Townhomes II, 3040-3078 34th St. SW.

This agreement becomes effective July, 1, 1999 and shall continue in ect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

agreement may be modified at any time by mutual consent of both parties.

ey Rental Service Inc.
rd H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

Exhibit 6d-1

ward.whtpl

'alley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601 TDD# 1-800-366-6888

FAX 701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and ley Rental Service Inc., Valley City, North Dakota concerning the 48 unit rtment known as Wheatland V & VI, 3501, 3511 30th Ave. SW.

This agreement becomes effective April 1, 2000 and shall continue in ect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

agreement may be modified at any time by mutual consent of both parties.

y Rental Service Inc
d H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

Exhibit 6e-1

›ward.whtpl

ADVISORY MANAGEMENT AGREEMENT

This Agreement is made this 1st day of July, 2003, by and between DAKOTA REAL ESTATE INVESTMENT TRUST ("the Trust") and DAKOTA REIT MANAGEMENT, INC. ("Advisor").

Whereas, the Trust is the General Partner of Dakota UPREIT ("UPREIT") and is responsible for the day-to-day management of UPREIT and the management of UPREIT's investments; and

Whereas, Advisor was formed for the purpose of providing management services to the Trust; and

Whereas the Trust desires to avail itself of the experience, sources of information, advice, assistance and certain facilities available to the Advisor and to have the Advisor undertake the duties and responsibilities set forth below, on behalf of and subject to the supervision of the Trustees of the Trust, all as provided in this agreement; and

Whereas, the Advisor is willing to undertake to render such services, subject to the supervision of the Trustees, on the terms and conditions set forth below.

Now, therefore, in consideration of the mutual promises contained and other good and sufficient consideration, the receipt of which is acknowledged, the parties agree as follows:

1. Definitions. As used in this agreement, the following terms have the meanings set forth below:

(a) "Affiliate" includes any of the following: (a) any person directly or indirectly owning, controlling or holding, with power to vote ten percent or more of the outstanding voting securities of such other person; (b) any person ten percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other person; (c) any person directly or indirectly controlling, controlled by or under common control with such other person; (d) any executive officer, director, trustee or general partner of such other person; or (e) any legal entity for which such person acts as an executive officer, director, trustee or general partner.

(b) "Declaration of Trust" shall mean the declaration of trust, by-laws, certificate, articles of incorporation or other governing instrument, as amended or restated, pursuant to which the Trust is organized.

(c) "Fiscal year" shall mean a twelve-month period ending on December 31.

(d) "Independent Trustees" shall mean the Trustees of the Trust who are not associated and have not been associated within the last two years, directly or indirectly, with the Sponsor or Advisor of the Trust.

(i) A Trustee shall be deemed to be associated with the Sponsor or Advisor if he or she: (A) owns an interest in the Sponsor, Advisor, or any of their Affiliates; or (B) is employed by the Sponsor, Advisor or any of their Affiliates, or (C) is an officer or director of the Sponsor, Advisor, or any of their Affiliates; or (D) performs services, other than as a Trustee, for the Trust; or (E) is a Trustee for more than three REITS organized by the Sponsor or advised by the Advisor; or (F) has any material business or professional relationship with the Sponsor, Advisor, or any of their Affiliates.

(ii) For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the prospective Independent Trustee from the Sponsor and Advisor and Affiliates shall be deemed material *per se* if it exceeds 5% of the prospective Independent Trustee's: (A) annual gross revenue, derived from all sources, during either of the last two years; or (B) net worth, on a fair market value basis.

(iii) An indirect relationship shall include circumstances in which a Trustee's spouse, parents, children, siblings, mothers-or-fathers-in-law, sons-or-daughters-in-law, or brothers-or-sisters-in-law is or has been associated with the Sponsor, Advisor, any of their Affiliates, or the Trust.

(e) "Invested assets" shall mean the current market value of the assets of the Trust invested, directly or indirectly, in real estate assets, before reserves for depreciation or bad debts or other similar non-cash reserves.

(f) "Net Assets" shall mean the total assets (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.

(g) "Net Invested Assets" shall mean the total assets at cost (other than non-interest-bearing cash accounts, non-interest-bearing receivables, and prepaid expenses) less total liabilities.

(h) "Net Income" shall mean, for any period, total revenues applicable to such period, less the expenses applicable to such period other than additions to

reserves for depreciation or other similar non-cash reserves. Net income, for purposes of calculating total operating expenses shall exclude the gain from the sale of the REIT's assets.

(i) "Person" shall mean and include individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, Trusts, banks, Trust companies, land Trusts, business Trusts, or other organizations whether or not legal entities and governments and agencies and political subdivisions of them.

(j) "Real property" shall mean land, ownership or other rights or interests in land (including leasehold interests as lessee or lessor), and any buildings, structures, improvements and fixtures located on or used in connection with land and rights in land, or interests in it, but does not include mortgage loans or interests in it.

(k) "Total Operating Expenses" shall mean the aggregate expenses of every character paid or incurred by the Trust as determined under Generally Accepted Accounting Principles, including Advisor's fees, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and tax incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of the Trust's Shares; (ii) interest payments; (iii) income taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in compliance with NASAA guidelines; (vi) acquisition fees, acquisition expenses, real estate commissions on resale property and other expenses connected with the acquisition, disposition, and ownership of real estate interests, mortgage loans, or other property, (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).

2. Duties of Advisor. Under the direction of the Board of Trustees of the Trust, the Advisor shall be responsible for all operations of the Trust, and shall carry out the terms of the Declaration of Trust, the provisions of the UPREIT Limited Partnership Agreement, and all public and private securities offerings by the Trust or UPREIT.

The Advisor's management duties shall include, but are not limited to, the following:

(a) Providing office space and staff;

(b) Conducting the daily operations of the Trust;

(c) Maintaining the Trust's books and records;

(d) Preparing the Trust's quarterly financial reports;

(e) Maintaining shareholder and unitholder records;

(f) Preparing annual reports;

(g) Disbursing dividends and distributions;

(h) Preparing Trustee reports, as needed;

(i) Preparing notices of shareholder meetings and proxies;

(j) Advising Trustees in investment decisions.

The Advisor undertakes to use its best efforts to present to the Trust a continuing and suitable investment program consistent with the investment policies and objectives of the Trust, and, subject to the supervision of the Trustees: (a) to serve as the Trust's investment Advisor, including recommending changes in the Trust's investment policies when appropriate; (b) to originate, investigate and evaluate investment opportunities and recommend them to the Trustees; (c) to manage the Trust's short-term investments, including the acquisition and sale of money market instruments in accordance with the Trust's policies; (d) to administer the day-to-day operations of the Trust; (e) to investigate, select and conduct relations on behalf of the Trust with borrowers, lenders, mortgage loan originators, builders, developers and other individuals, corporations and entities in furtherance of the investment activities of the Trust; (f) to invest and reinvest any money of the Trust; (g) to obtain for the Trust such services as may be required for property management and other activities relating to the investment portfolio of the Trust; (h) to advise the Trust in connection with negotiations with investment banking firms, securities brokers or dealers or securities investors in connection with the public or private sale of securities of the Trust or UPREIT; (i) to provide personnel, office space and office equipment, or the use of it, necessary or advisable to carry out its function as the Advisor to the Trust; and (j) to make reports to the Trustees from time to time of its performance of the foregoing services.

The Advisor is not affiliated with any other public real estate programs. However, various investor programs may in the future be formed by the Advisor and its Affiliates to engage in businesses and invest in properties that may be competitive with the Trust. The Advisor will not form any future public program with investment objectives similar to the Trust until the Trust's then-current securities offering has been concluded, and the Advisor will not purchase property for any other public investor program with investment objectives similar to the Trust until substantially all the funds of UPREIT have been fully

invested or committed for investment. However, the Advisor may form future public or private investor programs that invest in similar properties on a leveraged, or mortgaged, basis; and such programs will not be deemed to have investment objectives similar to UPREIT or the Trust.

In recommending investments or participations in them to the Trust, the Advisor will select from the available investment opportunities those that it believes consistent with the Trust's investment objectives. The Advisor shall be free from any obligation to present to the Trust any particular investment opportunity which comes to the Advisor regardless of whether such opportunity is within the Trust's investment policies; provided however, that the Advisor shall act on a basis which is fair and reasonable to the Trust and its shareholders in selecting from among the particular investment opportunities that come to the Advisor those investment opportunities which it presents to the Trust. In the event the Advisor or an Affiliate of the Advisor is presented with a potential investment which might be made by more than one investment entity which it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio of each entity and upon factors such as cash flow, the effect of the acquisition on diversification of each entity's portfolio, the estimated income tax effects of the purchase on each entity, the policies of each entity relating to leverage, the funds of each entity available for investment and the length of time such funds have been available for investment. To the extent that a particular property might be determined to be suitable for more than one public entity, priority will generally be given to the public entity having uninvested funds for the longest period of time. If a property is found to be inappropriate for any public entity, or if no such public entity has funds available for investment, then it may be considered for private placement. If after completing a review and consideration of the above factors, the Advisor or an Affiliate of the Advisor designates a particular property(ies) for private placement, then such private placement may proceed to consummation irrespective of whether a public entity thereafter raises equity funds that could be available for such investment. Nothing herein shall be deemed to diminish the Advisor's overriding fiduciary obligation to the Trust or as a waiver of any right or remedy the Trust may have in the event of a breach by the Advisor of such obligation.

3. Servicing functions. The Advisor undertakes by this agreement to provide the requisite servicing of the Trust's mortgage loans and real property investments. Such servicing functions may be performed directly by the Advisor or by others, but the Advisor shall, in any event, be responsible for the supervision of such servicing performed by others. The servicing functions shall include the review of appraisal reports and title opinions or reports from independent counsel for the Trust, the collection of all payments when due, the supervision of the payment of taxes, special assessments, fire and other insurance premiums and any other required payments, to the extent of funds collected, and the remission to the Trust of the balance. In the event of a default on

an investment, the Advisor shall advise the Trust and supervise foreclosure or other remedies upon the direction of the Trustees.

4. Compliance with REIT qualifications and the Declaration of Trust. Anything else in this agreement to the contrary notwithstanding, the Advisor shall refrain from any action which, in its sole judgment made in good faith, or in the judgment of the Trustees (of which the Advisor had notice), (i) would adversely affect the status of the Trust as a real estate investment Trust as defined and limited in Sections 856-858 of the Internal Revenue Code, as amended, and the regulations promulgated under it, or (ii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Trust or would otherwise not be permitted by the Declaration of Trust.

5. Records. The Advisor shall maintain appropriate books of account and records relating to services performed under this agreement, which books of account and records shall be accessible for inspection by the Trust at any time during ordinary business hours.

6. Bank accounts. The Advisor may establish and maintain one or more bank accounts in the Trust's name, and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Trust, under such terms and conditions as the Trustees may approve, and the Advisor shall from time to time render appropriate accounting of such collections and payments to the Trustees and to the auditors of the Trust.

7. Bond. The Advisor shall, upon request by the Trust, maintain such fidelity bond with a responsibility surety company and in such amount as may be required by the Trust from time to time, covering all officers and employees of the Advisor handling funds of the Trust and any investment documents or papers, which bond shall inure to the benefit of the Trust in respect of losses of any such property from acts of such officers and employees through theft, embezzlement, fraud, negligence in act, error, or omission or otherwise, the premium for the bond to be at the expense of the Trust.

8. Information furnished Advisor. The Trustees shall at all times keep the Advisor fully informed with regard to the investment policy of the Trust, the capitalization policy of the Trust, and generally their then current intentions as to the future of the Trust. In particular, the Trustees shall notify the Advisor promptly of their intention to sell or otherwise dispose of any of the Trust's investments, or to make any new investment. The Trust shall furnish the Advisor with a copy of all financial statements, a signed copy of each report or opinion prepared by independent public accountants, and such other information with regard to its affairs as the Advisor may from time to time reasonably request.

9. Trustees, officers and employees of the Advisor. Trustees, officers and employees of the Advisor or of affiliates of the Advisor may serve as Trustees, officers, agents, nominees or signatories for the Trust. When executing documents or otherwise acting in such capacities for the Trust, such persons shall use their respective titles in the Trust. Such persons who are officers or employees of the Advisor shall not receive compensation from the Trust for their services to the Trust in any such capacities, except that employees of affiliates of the Advisor who are Trustees may receive Trustee fees and travel expense reimbursements.

10. Compensation for management and advisory functions. The Trust shall pay to the Advisor as compensation for all services rendered to the Trust under this agreement (except for any acquisition fees or disposition fees for which compensation is to be paid under Sections 11 and 12), for each fiscal year, compensation as follows: .8 of 1% (eight-tenths of one percent) of the net invested assets of the Trust.

Said compensation shall be due within 15 days after the end of each month of a fiscal year in an amount equal to one-third (1/3) of the compensation calculation for the immediately preceding quarter. Compensation due shall be reconciled to compensation paid on a quarterly basis and any amounts overpaid or underpaid shall be due to the appropriate party within 15 days of the reconciliation.

All of the foregoing payments may be based on unaudited financial statements. The amount of advisory compensation payable under this agreement for any fiscal year shall be finally determined after the close of such fiscal year by independent accountants satisfactory to the Trust and the Advisor based on audited financial statements. Any payment by the Trust or repayment by the Advisor which shall be indicated to be necessary in accordance with them shall be made promptly after the completion of the audit.

11. Acquisition Fees: The Trust shall pay to the Advisor Acquisition Fees, for due diligence property review, a maximum fee as follows: .5 of 1% (one half of one percent) of the acquisition cost of a property, up to a maximum acquisition cost of $2,500,000 (for a maximum Acquisition Fee of $12,500 per acquisition). Such a fee must be approved by a majority of independent trustees and shall be paid to the Advisor when the principal amount of the investment is disbursed by the Trust. However, if the principal amount of an investment is disbursed by the Trust in more than one installment, the Trust shall pay to the Advisor each time the Trust makes a disbursement of the principal amount of the investment the appropriate percentage of the amount of principal then disbursed. The Trust shall not pay acquisition fees on any properties acquired from the Advisor or an Affiliate.

12. Disposition Fees: The Trust shall pay to the Advisor a maximum Disposition Fee as follows: 3% (three percent) of the gross selling price of the property.

Such a fee will not exceed what is the prevailing market rate at the time of the disposition and must be approved by a majority of independent trustees. Such a fee shall be paid to the Advisor when the principal amount is received by the Trust. However, if the principal amount of an investment is received by the Trust in more than one installment, the Trust shall pay to the Advisor each time the Trust receives a disbursement of the principal amount the appropriate percentage of the amount of principal then received.

13. Compensation for additional services. As and to the extent that the Advisor or any affiliate of the Advisor shall render any services for the Trust other than those required to be rendered by the Advisor pursuant to the provisions of this agreement, such additional services and activities will be compensated for separately on terms to be agreed upon between such party and the Trust from time to time.

14. Expense of the Advisor. Without regard to the amount of compensation received under this agreement by the Advisor, the Advisor shall bear the following expenses:

(a) employment expenses of the personnel employed by the Advisor (other than fees paid to the Trustees, officers and employees of the Trust who are not officers or employees of the Advisor, and reimbursement of expenses made to the Trustees, officers and employees of the Trust, and fees and reimbursements of expenses made to independent Advisors, independent contractors, mortgage servicers, consultants, managers and other agents employed by or on behalf of the Trust), including, but not limited to, salaries, wages, payroll taxes, and the cost of employee benefit plans and temporary help expenses; and

(b) rent, telephone, utilities, office furniture, equipment and machinery (including computers to the extent utilized) and other office expenses of the Advisor and the Trust.

15. Expenses of the Trust. Except as expressly otherwise provided in this agreement, the Trust shall pay all its expenses not assumed by the Advisor, and without limiting the generality of the foregoing it is specifically agreed that the following expenses of the Trust shall be paid by the Trust and shall not be paid by the Advisor:

(a) the cost of borrowed money;

(b) taxes on income, taxes and assessments on real property and other taxes applicable to the Trust;

(c) legal, auditing, accounting, underwriting, brokerage, listing, registration (including all blue sky applications) and other fees, the printing, engraving

and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the securities of the Trust;

(d) expenses connected with the acquisition, disposition and ownership of real property, mortgage loans or other property (including the cost of foreclosures, insurance premiums, legal services, architectural and engineering fees, mortgage taxes, appraisal and inspection fees, title and abstract expenses, brokerage, sale and leasing commissions, maintenance, repairs and improvements of property);

(e) fees and expenses paid to independent contractors, consultants, managers and other independent agents employed directly by the Trust in connection with the acquisition, operation, maintenance, protection and disposition of Trust properties, including but not limited to salaries, wages, payroll taxes, and cost of employee benefit plans and temporary help expenses;

(f) expenses of maintaining real property interests or other investment assets owned by the Trust;

(g) insurance as required by the Trust, including but not limited to Trustees' and Officers' liability insurance;

(h) expenses of organizing or terminating the Trust;

(i) expenses connected with payments of dividends or interest or distributions in cash or any other form made by the Trust to holders of securities of the Trust;

(j) all expenses connected with communications to holders of securities of the Trust and the other bookkeeping and clerical work necessary in maintaining relations with holders of securities, including the cost of printing and mailing certificates for securities and proxy solicitation materials and reports to such holders and the cost of holding meetings of holders of the Trust's securities.

(k) transfer agents', registrars', authenticating agents', paying agents', and indenture Trustees' fees and charges;

(l) losses and provisions for them on disposition of assets;

(m) all provisions for depletion, depreciation and amortization;

(n) the cost of the fidelity bond or bonds obtained by the Advisor as required by this agreement;

(o) the fees and expenses paid to Trustees, and appraisers, contractors, consultants, managers, officers, employees and others employed by or on behalf of the Trust;

(p) to the extent not paid by borrowers from the Trust, loan administration and mortgage and property servicing fees;

(q) the expenses of revising, amending, converting or modifying the Trust;

(r) legal, accounting and auditing fees; and

(s) the cost of any accounting, statistical, or bookkeeping equipment or computer software necessary for the maintenance of the books and records of the Trust.

16. Refund by Advisor. The total operating expenses of the Trust shall (in the absence of a satisfactory showing to the contrary) be deemed to be excessive if they exceed in any fiscal year the greater of 2% (two percent) of the Trust's Average Invested Assets or 25% of its net income for such fiscal year. Within 120 days after the end of each fiscal year the Advisor will refund to the Trust the amount, if any, by which the operating expenses of the Trust during such fiscal year exceeded the lesser of (a) 2% (two percent) of the Trust's Average Invested Assets for such fiscal year (or a proportionately lesser percentage with respect to a fiscal year of less than 12 months) or (ii) 25% of the Net Income of the Trust for such fiscal year; provided, however, that the Advisor shall not be obligated to refund an amount which exceeds the aggregate of the compensation payable to it under Sections 10, 11 and 12 for such fiscal year. Further, the Advisor shall not be obligated to refund to the Trust those operating expense which exceed the above limitations if the Independent Trustees shall have made a finding that, based on such unusual and non-recurring factors which they deem sufficient, a higher level of expenses is justified for such year. Any such finding and the reasons in support thereof shall be reflected in the minutes of the meeting of the Trustees.

Within 60 days after the end of any fiscal quarter of the Trust for which total operating expenses (for the twelve (12) months then ended) exceeded 2% of Average Invested Assets or 25% of net income, whichever is greater, there shall be sent to the shareholders of the Trust a written disclosure of such fact, together with an explanation of the factors the Independent Trustees considered in arriving at the conclusion that such higher operating expenses were justified.

17. Origination and brokerage fees. Any remuneration or brokerage fees received and retained by the Advisor for services rendered in connection with the origination of a mortgage loan or real property investment acquired by the Trust shall be credited against compensation payable to the Advisor by the Trust pursuant to Sections 10 through 12 of this agreement.

18. Term; termination of agreement. (a) This agreement shall continue in force for a period of one year from this date and it may be extended from year to year by the affirmative vote of a majority of the Trustees who are not affiliates of the Advisor, as provided in the Declaration of Trust.

(b) Notwithstanding any other provision to the contrary, this agreement may be terminated for any reason upon 60 days' written notice by the Advisor or upon like notice by the Trust, upon vote of a majority of the independent Trustees or upon vote of the holders of a majority of the outstanding shares of the Trust.

(c) This agreement shall not be assignable by the Advisor without the consent of the Trust or by the Trust without the consent of the Advisor, except in the case of assignment by the Trust to a corporation, Trust or other organization that is a successor to the Trust. Such successor shall be bound under this agreement and by the terms of said assignment in the same manner as the Trust is bound under this agreement.

(d) At the option solely of the Trustees this agreement shall be and become terminated immediately upon written notice of termination from the Trustees to the Advisor if any of the following events shall occur:

(i) If the Advisor shall violate any provision of this agreement, and after notice of such violation shall not cure such violation within thirty days; or

(ii) If the Advisor shall be adjudged bankrupt or insolvent by a court of competent jurisdiction, or an order shall be made by a court of competent jurisdiction for the appointment of a receiver, liquidator or Trustee of the Advisor, or of all or substantially all of its property by reason of the foregoing, or approving any petition filed against the Advisor for its reorganization, and such adjudication or order shall remain in force or unstayed for a period of thirty days; or

(iii) If the Advisor shall institute proceedings for a voluntary bankruptcy or shall file a petition seeking reorganization under the federal bankruptcy laws, or for relief under any law for the relief of debtors, or shall consent to the appointment of a receiver of itself or of all or substantially all of its

property, or shall make a general assignment for the benefit of its creditors, or shall admit in writing its inability to pay its debts generally, as they become due.

The Advisor agrees that if any of the events specified in subparagraphs (ii) and (iii) of this subsection (d) shall occur, it will give written notice of the fact to the Trustees within seven days after the occurrence of such event.

(e) From and after the effective date of termination of this agreement pursuant to subsections (a), (b), (c) or (d) of this section, the Advisor shall not be entitled to compensation for further services hereunder but shall be paid all compensation accruing to the date of termination. The Advisor shall be entitled to compensation under Sections 12 and 13 hereof for any acquisition or disposition approved by the Trustees prior to such termination without regard to whether any portion of the principal amount of such investment was disbursed or received prior to such termination, provided, however, that the Advisor shall be entitled to compensation under this Subsection (e) only for acquisitions or dispositions that are consummated.

Upon termination the Advisor shall:

(i) pay over to the Trust all moneys collected and held for the account of the Trust pursuant to this agreement, after deducting any compensation then payable and reimbursement of its expenses to which it is then entitled;

(ii) as soon as possible deliver to the Trustees a full accounting, including a statement showing all payments collected by it and a statement of all moneys held by it, covering the period following the date of the last accounting furnished to the Trustees; and

(iii) deliver to the Trustees all property and documents of the Trust then in the custody of the Advisor.

19. Miscellaneous. (a) The Advisor assumes no responsibility under this agreement other than to render the services called for under it in good faith, and shall not be responsible for any action of the Trustees in following or declining to follow any advice or recommendations of the Advisor. None of the Advisor, its policyholders, Trustees, officers or employees shall be liable to the Trust, the Trustees, the holders of securities of the Trust except except by reason of acts constituting bad faith, negligence, misconduct, or not having acted in good faith in the reasonable belief that their actions were in the best interest of the Trust.

(b) The Trust and the Advisor are not partners or joint ventureres with each other and nothing in this agreement shall be construed so as to make them partners or joint venturers or impose any liability as such on either of them. The Advisor shall perform its duties under this agreement as an independent contractor and not as an agent of the Trust or the Trustees.

(c) Any notice, report or other communication required or permitted to be given under this agreement shall be in writing unless some other method of giving such notice, report or other communication is accepted by the party to whom it is given, and shall be given by being delivered at the following addresses of the parties to this agreement:

The Trustees and/or the Trust:

Chairman of the Board of Trustees
Dakota Real Estate Investment Trust
1121 Westrac Drive
Suite 108
Fargo, North Dakota 58103

The Advisor:

Chief Executive Officer
Dakota REIT Management, Inc.
1121 Westrac Drive
Suite 108
Fargo, North Dakota 58103

Either party may at any time give notice in writing to the other party of a change of its address for the purpose of this subsection (c).

(d) This agreement shall not be changed, modified, terminated or discharged in whole or in part except by an instrument in writing signed by both parties to this agreement, or their respective successors or assigns, or otherwise as provided in this agreement.

(e) The section headings of this agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this agreement.

(f) The provisions of this agreement shall be construed and interpreted in accordance with the law of the State of North Dakota.

20. Effective date; termination of prior advisory contract. This agreement shall be effective on July 1, 2003, and shall supercede all prior Advisory Management Agreements between the Advisor and the Trust.

In witness, the parties have executed this Agreement as of the day and year first written above.

DAKOTA REAL ESTATE INVESTMENT TRUST

By ______________________

Its. ______________________

DAKOTA REIT MANAGEMENT, INC.

By ______________________

Its. ______________________

Exhibit 6f-14

WARRANTY DEED

THIS INDENTURE, Made this 12th day of August, 2001, between **DAKOTA REAL ESTATE INVESTMENT TRUST**, grantor, and **DAKOTA UPREIT LIMITED PARTNERSHIP**, a North Dakota limited partnership, grantee, whose post office address is 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103-2385.

WITNESSETH, That the said grantor, in consideration of the sum of One and No/100 ($1.00) Dollar and other valuable consideration to it in hand paid by said grantee, receipt whereof is hereby acknowledged, does by these presents, GRANT, BARGAIN, SELL and CONVEY to the grantee, its successors and assigns, all of the following real estate lying and being in the County of Benson, State of North Dakota, described as follows, to-wit:

> Lots Two (2) and Three (3), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota.

TO HAVE AND TO HOLD THE SAME, Together with all the hereditaments and appurtenances thereunto belonging or in anywise appertaining to the said grantee, its successors and assigns, FOREVER. And the said grantor, for itself and its successors, does covenant with the grantee, its successors and assigns, that it is well seized in fee of the land and premises aforesaid, and has good right to sell and convey the same in manner and form aforesaid; and that the same are free from all incumbrances, whatsoever; and the above

bargained and granted lands and premises, in the quiet and peaceable possession of the said grantee, its successors and assigns, against all persons lawfully claiming or to claim the whole or any part thereof, and said grantor will warrant and defend.

I certify that the current sale price of the property described within this instrument is $_______________.

__________________________ Date____________________
(Grantee or Agent)

IN TESTIMONY WHEREOF, The said grantor has caused these presents to be executed i its corporate name by its President the day and year first above written.

DAKOTA REAL ESTATE INVESTMENT TRUST

By [signature]
Gorman King, Jr., Its President

TATE OF NORTH DAKOTA,
SS.
OUNTY OF Barnes.

On this 13th day of August, 2001, before me, personally appeared Gorman King, Jr., known me to be the President of Dakota Real Estate Investment Trust that is described in, and that ecuted the foregoing instrument, and acknowledged to me that such real estate investment trust ecuted the same.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

AL)

[signature: James P Knutson]
____________________, Notary Public
________________ County, North Dakota
My commission expires ________________

ASSUMPTION AGREEMENT

Loan #RL660224

Whereas State Bank of Fargo, a North Dakota Corporation whose post office address is Box 10877, Fargo, ND 58106-0877 loaned George Gaukler (Borrower) a married person, the sum of Nine Hundred Sixty Thousand Dollars ($960,000.00), evidenced by Note, Mortgage, (dated December 30, 1999 and recorded as Document No. 948681) and Assignment of Rents (dated December 30, 1999 and recorded as Document No. 948682) and Security Agreements. Recordable loan documents are recorded in the Cass County Register of Deeds Office, Fargo, ND. This loan was subsequently modified in accordance with that certain Modification Agreement dated February 17, 2000 and Recorded March 8, 2000 as Document No. 952436.

The mortgaged property is described as:.

> **Lot 2, Block 1, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota (a replat of Lot 9, Block 2, Wheatland 3rd Addition to the City of Fargo, North Dakota)**

Whereas, said Borrower, has sold the subject property and title to the property will be in the name of Dakota Real Estate Investment Trust (Purchaser). Purchaser agrees to assume said indebtedness and perform all obligations under said Loan Contract, and said Bank is willing to consent to said transfer of title, and assumption of said indebtedness.

THEREFORE, in consideration of the mutual covenants and agreements herein contained, IT IS HEREBY AGREED as follows:

1. The Bank does hereby consent to the sale and conveyance of said premises by the aforesaid Borrower to said Purchaser.

2. The Purchaser hereby assumes and agrees to pay said indebtedness, evidenced by said Note, Mortgage, Assignment of Rents, Modification of said Mortgage and Security Agreements and to perform all of the obligations provided therein, it being agreed and understood that as of this date said indebtedness is Nine hundred ifty-seven thousand three hundred thirteen and 66/100 (957,313.66)--Dollars.

Reviewed by DAJ

Date 7-28-00

60047.47

3. George Gaukler agrees to provide an unlimited personal guarantee under aid mortgage loan.

4. All other terms and conditions of the Note, Mortgage, and related documents main the same.

his assumption by said Purchaser is joint and several and shall bind them, their heirs, ersonal representatives, successors and assigns.

N WITNESS WHEREOF, the parties have hereunto executed this instrument this 28th lay of June, 2000.

BORROWER

George Gaukler

PURCHASER:
Dakota Real Estate Investment Trust

By: ______________, President

By: ______________
DREIT, Sec

State Bank of Fargo

By: ______________
Tom Berseth, V.P.

By: ______________
Ken Krajsa, V.P.

TATE OF NORTH DAKOTA)
) ss.
ounty of Cass)

On this ___ day of June, 2000, before me, the undersigned, a Notary Public in nd for said county and state, personally appeared George Gaukler, known to me to e the "Borrower" that is described in and which executed the above and foregoing ocument and acknowledged to me that executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003

____
Notary Public

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

On this 28 day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared Coleman Kiel and Bradley C. Fay known to me to be the President and Secretary of Dakota Real Estate Investment Trust who executed the above and foregoing document and acknowledged to me that they executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003

Notary Public

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

On this 28 day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared Tom Berseth and Ken Krajsa, known to me to be Vice President and Vice President, respectively, of the State Bank of Fargo, a corporation that is described in and which executed the above and foregoing document and acknowledged to me that the corporation executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003

Notary Public

DEEDS OFFICE, CASS COUNTY, ND 06/29/2000 04:00PM
HAT THIS INSTRUMENT WAS FILED FOR RECORD THIS DATE.
RUD, REGISTER OF DEEDS
959882

ASSUMPTION AGREEMENT

Loan #RL660279

Whereas State Bank of Fargo, a North Dakota Corporation whose post office address is Box 10877, Fargo, ND 58106-0877 loaned George Gaukler (Borrower) a married person, the sum of Nine Hundred Sixty Thousand Dollars ($960,000.00), evidenced by Note, Mortgage, (dated December 30, 1999 and recorded as Document No. 948684) and Assignment of Rents (dated December 30, 1999 and recorded as Document No. 948685) and Security Agreements. Recordable loan documents are recorded in the Cass County Register of Deeds Office, Fargo, ND. This loan was subsequently modified in accordance with that certain Modification Agreement dated February 17, 2000 and Recorded March 8, 2000 as Document No. 952435.

The mortgaged property is described as:

> **Lot 3, Block 1, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota (a replat of Lot 9, Block 2, Wheatland 3rd Addition to the City of Fargo, North Dakota)**

Whereas, said Borrower, has sold the subject property and title to the property will be in the name of Dakota Real Estate Investment Trust (Purchaser). Purchaser agrees to assume said indebtedness and perform all obligations under said Loan Contract, and said Bank is willing to consent to said transfer of title, and assumption of said indebtedness.

THEREFORE, in consideration of the mutual covenants and agreements herein contained, IT IS HEREBY AGREED as follows:

1. The Bank does hereby consent to the sale and conveyance of said premises by the aforesaid Borrower to said Purchaser.

2. The Purchaser hereby assumes and agrees to pay said indebtedness, evidenced by said Note, Mortgage, Assignment of Rents, Modification of said Mortgage and Security Agreements and to perform all of the obligations provided therein, it being agreed and understood that as of this date said indebtedness is Nine hundred fifty-seven thousand three hundred thirteen and 66/100 (957,313.66)--Dollars.

Reviewed by DKJ

Date 7-28-00

GM4247

3. George Gaukler agrees to provide an unlimited personal guarantee under said mortgage loan.

4. All other terms and conditions of the Note, Mortgage, and related documents remain the same.

This assumption by said Purchaser is joint and several and shall bind them, their heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties have hereunto executed this instrument this 28th day of June, 2000.

BORROWER

George Gaukler

PURCHASER:
Dakota Real Estate Investment Trust

By: ____________, President

By: ____________
DREIT, Exe.

State Bank of Fargo

By: ____________
Tom Berseth, V.P.

By: ____________
Ken Krajsa, V.P.

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared George Gaukler, known to me to be the "Borrower" that is described in and which executed the above and foregoing document and acknowledged to me that executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

____
Notary Public

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared Gorman King and Bradley C. Fay known to me to be the President and Secretary of Dakota Real Estate Investment Trust who executed the above and foregoing document and acknowledged to me that they executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Stacy Wright
Notary Public

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared Tom Berseth and Ken Krajsa, known to me to be Vice President and Vice President, respectively, of the State Bank of Fargo, a corporation that is described in and which executed the above and foregoing document and acknowledged to me that the corporation executed the same.

STACY WRIGHT
Notary Public, State of North Dakota
My Commission Expires May 20, 2003
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Stacy Wright
Notary Public

959883
Page: 3 of 3
06/29/2000 04:00P
STATE BANK OF FARGO AGREE 13.00

REGISTER OF DEEDS OFFICE, CASS COUNTY, ND 06/29/2000 04:00PM
CERTIFY THAT THIS INSTRUMENT WAS FILED FOR RECORD THIS DATE.
ANNA KENSRUD, REGISTER OF DEEDS

Teresa A. Kirby, Dep. 959883

WARRANTY DEED

THIS INDENTURE, Made this 10th day of August, 2001, between George A. Gaukler, a married person, P.O. Box 446, Valley City, North Dakota 58072, Kenneth L. Anderson and Shirley L. Anderson, husband and wife, whose post office address is 11 Riverview Drive, Morris, MN, 56267 and Frank T. Knox and Marjorie K. Knox, husband and wife, whose post office address is 5315-C University Drive South, Fargo, ND 58104, grantors, whether one or more, and, Dakota UPREIT Limited Partnership, a North Dakota limited partnership, grantees, whose post office address is 1121 Westrac Drive, Suite 108, Fargo, ND 58103.

WITNESSETH, for and in consideration of the sum of Ten ($10.00) Dollars and other good and valuable consideration, grantor does hereby GRANT to the grantee all of the following real property lying and being in the County of Cass, State of North Dakota, and described as follows, to-wit:

Lot One, in Block One, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota.

And the said grantor for himself, his heirs, executors and administrators, does covenant with the grantee that he is well seized in fee of the land and premises aforesaid. and has good right to sell and convey the same in manner and form aforesaid; that the same are free from all encumbrances, except installments of special assessments or assessments for special improvements which have not been certified to the County Auditor for collection, and the above granted lands and premises in the quiet and peaceable possession of said grantee, against all persons lawfully claiming or to claim the whole or any part thereof, the said grantor will warrant and defend.

WITNESS, The hand of the grantor:

George A. Gaukler, Grantor

Kenneth L. Anderson, Grantor

Shirley L. Anderson, Grantor

Frank T. Knox, Grantor

Marjorie K. Knox, Grantor

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this 1st day of August, 2001, before me, personally appeared George A. Gaukler, a married person, known to me to be the person who is described in, and who executed the within and foregoing instrument, and severally acknowledged that he executed the same.

(SEAL) JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

James P Knutson
Notary Public
Expires:

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this 1st day of August, 2001, before me, personally appeared Kenneth L. Anderson and Shirley L. Anderson, husband and wife, known to me to be the persons who are described in, and who executed the within and foregoing instrument, and severally acknowledged that they executed the same.

(SEAL) JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

James P Knutson
Notary Public
Expires:

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this 10 day of August, 2001, before me, personally appeared Frank T. Knox and Marjorie K. Knox, husband and wife, known to me to be the persons who are described in, and who executed the within and foregoing instrument, and severally acknowledged that they executed the same.

(SEAL) JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

James P Knutson
Notary Public
Expires:

X I certify that the full consideration for this transaction is $ 1,250,000.00.

___ I certify that a report of the full consideration paid for the property conveyed has been filed with the State Board of Equalization.

GRANTEE OR GRANTEE'S AGENT

Tax Parcel No. 01-5640-00100-000.

Delinquent taxes and special assessments or installments of special assessments paid and transfer entered this __________ day of __________, _____.

County Auditor

By ______________________ Deputy

WARRANTY DEED

THIS INDENTURE, Made this 9th day of August, 2001, between GEORGE GAUKLER, grantor, whether one or more, and DAKOTA UPREIT LIMITED PARTNERSHIP, a North Dakota limited partnership, grantee, whose post office address is 1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, for and in consideration of the sum of One and No/100 ($1.00) Dollar and other valuable consideration, grantor does hereby GRANT to the grantee, all of the following real property lying and being in the County of Cass, State of North Dakota, and described as follows, to-wit:

> Lot Four (4), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota.

And the said grantor for himself, his heirs, executors and administrators, does covenant with the grantee that he is well seized in fee of the land and premises aforesaid and has good right to sell and convey the same in manner and form aforesaid; that the same are free from all incumbrances, except installments of special assessments or assessments for special improvements which have not been certified to the County Auditor for collection, and no other exceptions, whatsoever; and the above granted lands and premises in the quiet and peaceable possession of said grantee, against all persons lawfully claiming or to claim the whole or any part thereof, the said grantor will warrant and defend.

I certify that the current sale price of the property described within this instrument is $ 1,250,000
Date 8-9-01
(Grantee or Agent)

WITNESS, The hand of the grantor:

George Gaukler

ATE OF NORTH DAKOTA,
SS.
UNTY OF Barnes.

On this 9th day of August, 2001, before me, personally appeared George Gaukler, own to me to be the person who is described in, and who executed the within and foregoing rument, and acknowledged that he executed the same.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

AL)

____________, Notary Public
____________ County, North Dakota
My commission expires ____________

CONTRACT FOR DEED

THIS AGREEMENT, Made and entered into this 1st day of July, 2001, by and between rge Gaukler (SELLER), whose post office address is P.O. Box 446, Valley City, North Dakota 72, and Dakota Upreit Limited Partnership, a North Dakota Limited Partnership RCHASER), whose post office address is 1121 Westrac Drive, First Floor, Fargo, North ota 58103.

WITNESSETH, That the said seller, in consideration of the covenants and agreements of said chaser, hereinafter contained, hereby sells and agrees to convey unto the said purchaser, or its igns, by deed of warranty upon the prompt and full performance of said purchaser of its part of agreement, the following described premises, situated in the County of Cass and State of North kota, to-wit:

Lot Four (4), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota;

l to furnish an Abstract of Title therewith.

And said purchaser, in consideration of the premises, hereby agrees to pay said seller, as and the purchase price of said premises, the sum of One Million Two Hundred Fifty Thousand and /100 ($1,250,000.00) Dollars, in manner and times following, to-wit:

The sum of $250,000.00, represented by an unsecured promissory note apart herefrom; $900,000.00 with interest thereon from July 1, 2001, at the rate of 8¼% per annum payable in installments as follows: Monthly interest payments of $6,187.50 commencing August 1, 2001, and a like and equal sum on the 1st day of each month thereafter until October 1, 2001, when any remaining interest and the full principal balance of $900,000.00 shall be due and payable, with the balance of $100,000.00 with interest thereon from July 1, 2001, at the rate of 8% per annum payable in installments as follows: Monthly interest payments of $666.67 commencing August 1, 2001, and a like and equal sum on the 1st day of each month thereafter until October 1, 2001, when any remaining interest and the full principal balance of $100,000.00 shall be due and payable.. ...

Real estate taxes shall be prorated to July 1, 2001, the seller responsible for payment of all s to such date and the purchaser responsible for all taxes after such date. Special assessments improvements in place shall be paid in full by the seller. The purchaser will be responsible for future improvements to serve the premises and to pay any special assessments therefor.

Prepayment of any portion of the principal may be made at any time at the option of the chaser. Any such prepayments shall be applied to the installments last to become due under this ıtract and shall not affect the obligation of the purchaser to pay the remaining installments as eduled herein.

The purchaser will keep all buildings and improvements upon said premises insured for their insurable value with loss payable clause to the seller.

Should default be made on the payment of said several sums of money, or any or either of m, or any part thereof, or in the payment of said interest or taxes or any part thereof, or in any the covenants herein to be by said purchaser kept or performed, then this agreement to be void, he election of said seller, time being the essence of this agreement. And in case of default by d purchaser, in whole or in part, in any or either of the covenants of this agreement to be the chaser kept and performed, the purchaser hereby agrees upon demand of said seller, quietly and iceably to surrender to the seller possession of said premises and every part thereof, it being lerstood that until such default, said purchaser will have possession of said premises, and that ase of such default, or any default by the purchaser in any of the terms of this agreement, the er shall have the right to declare the entire purchase price and any and all taxes and insurance miums advanced or paid by the seller, together with interest on said purchase price and payments advances by the seller, to be immediately due and payable; and that in the event of the cellation of this agreement, the seller shall have the right to retain all the payments made under by the purchaser prior to the cancellation or forfeiture, and all of the improvements or tions made by the purchaser upon said premises prior to cancellation and forfeiture, as and for ed and liquidated damages or the failure of the purchaser to carry out the terms of this ement, and as and for the use and occupation of said premises prior to such forfeiture and ellation.

Exhibit 6j-2

This contract is not transferable or assignable by the respective parties hereto, nor can the ›roperty described herein be sold or further encumbered, without the written consent of seller, h consent will not be unreasonably withheld.

This agreement and the stipulations contained herein shall inure to the benefit of and bind eirs, personal representatives, successors and assigns of the respective parties hereto, as well e parties hereto themselves.

The purchaser certifies that the current sale price of the property described within this instrument is $1,250,000.00.

_______________________ Date 7-1-01

(Purchaser or Agent)

IN TESTIMONY WHEREOF, Both parties have hereunto set their hands and seals the day year first above written.

____

George Gaukler

SELLER

DAKOTA UPREIT LIMITED PARTNERSHIP,
a North Dakota Limited Partnership
Dakota Real Estate Investment Trust,
General Partner

By_______________________

Gorman King, Jr., Its President

PURCHASER

Exhibit 6j-3

;TE OF NORTH DAKOTA,
SS.
UNTY OF Barnes.

On this 1st day of July, 2001, before me, personally appeared George Gaukler, known to me ›e the person who is described in, and who executed the within and foregoing instrument, and nowledged that he executed the same.

James P Knutson
:AL) JAMES P. KNUTSON Notary Public, STATE OF NORTH DAKOTA My Commission Expires JULY 10, 2004
__________, Notary Public
__________ County, North Dakota
My commission expires __________

ATE OF NORTH DAKOTA,
SS.
'UNTY OF Barnes.

On this 1st day of July, 2001, before me personally appeared Gorman King, Jr., known ne to be the President of Dakota Real Estate Investment Trust, General Partner of Dakota Upreit nited Partnership, a North Dakota Limited Partnership, and that he, being authorized so to do, :cuted and acknowledged to me that Dakota Real Estate Investment Trust executed the foregoing trument as General Partner of Dakota Upreit Limited Partnership.

James P Knutson
JAMES P. KNUTSON Notary Public, STATE OF NORTH DAKOTA My Commission Expires JULY 10, 2004
__________ Notary Public
__________ County, North Dakota
My commission expires: __________
AL)

Exhibit 6j-4

INSTALLMENT NOTE

FOR VALUE RECEIVED, the undersigned, DAKOTA UPREIT LIMITED PARTNERSHIP promises to pay to the order of GEORGE GAUKLER, P.O. Box 446, Valley City, North Dakota 58072, the principal sum of Two Hundred Fifty Thousand and No/100 ($250,000.00) Dollars, with interest from July 1, 2001, at the rate of eight percent (8%) per annum, in installments as follows:

> Interest only payable on August 1, 2001, and on the same day of each month thereafter until July 1, 2003, when the principal amount and all unpaid interest shall be due and payable. Monthly interest payments prior to the maturity of this note may be deferred subject to availability of cash.

Prepayments of scheduled installments, or any portion thereof, may be made at any time at the option of the borrowers. Prepayments shall be applied to the installments last to become due under this note and shall not affect the obligation of the borrower to pay the remaining installments as scheduled herein.

In the event of default in the payment of any of the installments as provided, time being of the essence of this instrument, the holder of this note, without notice or demand, may declare the entire principal sum then unpaid, together with accrued interest thereon, immediately due and payable.

Dated this 1st day of July, 2001.

DAKOTA UPREIT LIMITED PARTNERSHIP,
a North Dakota Limited Partnership
Dakota Real Estate Investment Trust,
General Partner

By______________________,
Gorman King, Jr., Its President

SUBSCRIPTION AGREEMENT

Pre Limited Liability Partnership
1330 West Main
P.O. Box 446
Valley City, ND 58072

Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of Units of Limited Partnership of PRE Limited Liability Limited Partnership, a North Dakota limited liability limited partnership (the "Partnership").

1. Purchase: Terms of Offering.

Subject to the terms and conditions of this Subscription Agreement the undersigned irrevocably agrees to purchase __4__ Units (representing $50,000 per Unit) and tenders herewith the cash contribution as set forth on Page 4 below.

If for any reason the subscription is rejected, all amounts received hereunder shall be returned within 14 days without interest or deductions, together with this Subscription Agreement.

2. Representations and Warranties.

The undersigned hereby makes the following representations and warranties to the Partnership and agrees to indemnify, hold harmless and pay all judgments of and claims against the Partnership from any liability or injury incurred as a result of any misrepresentation herein or any warranties not performed by the undersigned.

(a) Except as hereinafter set forth, I am the sole and true party in interest and am not purchasing for the benefit of any other persons. I have a net worth and prospective income as represented on the Suitability Questionnaire submitted herewith, and I have sufficient means to bear the economic risks of this investment, even if the investments results in a total loss.

(b) If the undersigned is a corporation, partnership, trust or other entity, (1) it is duly organized, validly existing and in good standing and has all the requisite power and authority to invest in the Units as provided herein; (2) such investment does not result in any regulation applicable to it; (3) such investment has been duly authorized by all necessary action on behalf of the undersigned; and (4) this

Subscription Agreement has been duly executed and delivered on behalf of the undersigned and constitutes a legal, valid and binding agreement of the undersigned.

(c) I have consulted with the following advisor(s), if any (such advisor(s) are hereinafter collectively referred to as the "Purchaser Representative") (if NONE, so indicate):

(d) I and/or my Purchaser Representative have read and analyzed and are familiar with the Offering Circular dated January 11, 2001, this Subscription Agreement, and other related documents, and I confirm that all documents requested by me and/or my Purchaser Representative have been made available to us, and that we have been supplied with all of the additional information concerning this investment that we have requested.

(e) I personally, or together with my Purchaser Representative, have such knowledge and experience in financial and business matters that I am, or we are, capable of evaluating the merits of ricks of this investment.

(f) I understand that an investment in the Units is highly speculative and subject to substantial risks, and I am capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of the complete loss of all contributed capital, the lack of a public market, and the limited transferability of the Unties, such that it might not be possible to readily liquidate this investment.

(g) I have been advised that the following persons will receive compensation as brokers, salespersons, purchaser representative or in any other capacity in connection with my purchase of the Units (if NONE, so indicate):

None

(h) The solicitation of this offer to purchase Units was directly communicated to me by the Partnership through the Offering Circular to which this Subscription Agreement is attached, in such a manner that I was able to ask questions of and receive answers from a person acting on behalf of the Partnership concerning the terms and conditions of this transaction and, at no time was I presented with or solicited by or through any leaflet, public promotional meeting, television advertisement, or any other form of general advertising.

(i) The Units are being acquired in good faith, solely for my own account, for

investment purposes, and are not being purchased with a view to the resale, distribution, subdivision, or fractionalization thereof.

(j) No representations or promises have been made concerning the marketability or value of the Units. The undersigned understands the restrictions on transfer described in the Offering Circular. The undersigned further acknowledges and agrees that, because the Units have not been registered under the Securities Act of 1933, as amended, and are being offered and sold pursuant to an exemption from registration, the registration is available, and the undersigned must continue to bear the economic risk of his investment in the Units for an indefinite period of time.

(k) The Units will not be resold or otherwise disposed of, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws or the Partnership receives an opinion of counsel satisfactory to it that an exemption from registration is available.

(l) I am aware of the following:

(1) There are substantial restrictions on the transferability of the Units, the Units will not be registered under the Securities Act of 1933, or the securities laws of any state, and any such registration is unlikely. In addition, investors in the Partnership have no right to require that the Units be registered under the Securities Act of 1933 or the securities laws of any state.

(2) No federal or state agency has made any finding or determination as to the fairness or public investment, nor any recommendation nor endorsement of the Units.

(m) The representations, warranties, agreements and acknowledgments contained herein and the information set forth in the Suitability Questionnaire executed by me, a copy of which is attached hereto, is true and correct, and may be relied on by the Partnership in determining whether to accept or reject this Subscription. In addition, all such representations, warranties, agreements and acknowledgments shall survive the purchase of the Units.

(n) I have not distributed the Offering Circular to anyone other than my Purchaser Representative and no persons other than myself and my Purchaser Representative have used this Offering Circular or any copies thereof.

(o) I hereby agree to indemnity the Partnership and hold the Partnership harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

(1) Any inaccuracy in my declarations, representations, and warranties herein above set forth;

(2) My disposition of any of the Units contrary to my foregoing declarations, representations and warranties.

3. Title.

The undersigned desires to take title to this interest as follows (check one):

___X___ (a) Separate Property
______ (b) Joint Tenancy
______ (c) Community Property
______ (d) Tenancy in Common

The exact spelling of the name(s) under which title to the Units shall be taken is (please print): Dakota UPREIT Limited Partnership

4. Restriction on Transferability.

The undersigned agrees not to transfer or assign the obligations or duties contained in this Subscription Agreement, or any of the interest the investor obtains as a result of entering into this Subscription Agreement without the express written consent of the General Partner.

5. Regulation D.

Notwithstanding anything contained herein to the contrary, every person or entity who, in addition to or in lieu of the undersigned, is deemed to be a purchaser pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, makes and joins in making all of the covenants, representations, and warranties made by the undersigned.

6. Purchaser Representative's Relationship with Partnership.

The undersigned acknowledges that he has been advised that the relationship described below exists by and between the Purchaser Representative named below (including his affiliates) and the Partnership and its affiliates.

7. Acceptance.

Execution and delivery of this Subscription Agreement and tender of the payment referenced in Paragraph 1 above shall constituted an irrevocable offer to purchase the

Units indicated, which offer may be accepted or rejected by the Partnership.

TOTAL UNITS SUBSCRIBED: 4
DOLLAR AMOUNT: $ 200,000

MAKE ALL CHECKS PAYABLE TO PRE Limited Liability Limited Partnership

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 25 day of January, 2001.

(Signature of Investor) (Additional signature if joint ownership)

Dakota UPREIT Limited Partnership
Please print name (investor) Please print joint owner's name (if any)

1121 Westrac Drive, Suite 108
Street

Fargo, ND 58072
City State ZIP

701-293-0064
Telephone No.

ACCEPTED BY:

PRE LIMITED LIABILITY LIMITED PARTNERSHIP

By:
Dated:

1/19/01 $150,000

2/1/01 $50,000

SUITABILITY QUESTIONNAIRE

Please complete, sign, date and return one copy of this Questionnaire to PRE Limited Liability Limited Partnership (the "Partnership") or its authorized representative along with your Subscription Agreement. Your subscription will not be accepted until the Partnership determines that you satisfy the suitability standards set forth in the Offering Circular dated 1-11-01. If the answer to any question is "None" or "Not Applicable," please so indicate:

Name Dakota UPRETT LP

Occupation NA

Address Fargo, ND

Numbers of Yrs at Occupation NA

Home Telephone NA

Type of Business NA

Date of Birth NA

Present Employer NA

Social Security Number ______

Position/Title NA

1. Do you maintain residence in any other states? If yes, in which state(s)? No

2. In which states, if any, do you pay state income taxes? ND

3. In which states, if any are you registered to vote? NA

4. In which states, if any, do you hold a presently valid driver's license? NA

5. My tax returns are prepared by:
   ( ) Self ( ) Tax Attorney
   (X) CPA ( ) Other (specify) ______

6. Net Worth and Income:
   (a) I had an individual gross income in excess of $ NA in the last tax year and $______ in the preceding tax yes, and expect income in excess of $______ for the current tax year.

   (b) I have a net worth of at least $ 2,000,000.00. I have a net worth of at least $______ exclusive of principal residence, furnishings therein, and personal automobiles.

Exhibit 6k-6

7. Are there any suits outstanding, pending litigation or claims against you which could materially affect your net worth as reported on this questionnaire? No
If yes, please explain:

8. Please described your educational background and degrees obtained, if any:

9. Please describe briefly any principal positions held by you during the last ten years or since graduation from college. Specific employers need not be identified. The information requested is to enable the Partnership to determine the extent of your experience in financial and business matters.

10. Investment experience:
(a) Please indicate the frequency of your investment in marketable securities:
( ) Often (X) Occasionally ( ) Seldom ( ) Never

(b) Please indicate the frequency of your investment in securities in which no market is made:
( ) Often (X) Occasionally ( ) Seldom ( ) Never

11. Are you acting solely on your account: ( ) Yes (X) No

Agent	Trustee	Partner	Corporate Officer
Joint Tenant	Tenant in Common	Other__________	

(a) Please list the name, address and telephone number of all persons that you represent. Dakota UPREIT Limited Partnership

(b) Please attach evidence of your authority to represent the person(s) named above. (Partnership Agreement, Trust Agreement, Corporate Resolution, etc.)

12. I intend to rely on the following purchaser representative to assist me in evaluation the risks and merits of an investment in the Units. I hereby authorize the Partnership to furnish this Purchaser representative on my behalf with any and all information which he may deem appropriate in evaluating an investment in the Units of the Partnership. (Please obtain your purchaser representatives's

permission before submitted his name).

Name ______________________________________
Address_____________________________________
Telephone No. _______________________________

(Please attach an executed copy of the Purchaser Representative Questionnaire.)

13. I hereby acknowledge that the Units offered involve a high degree of risk. The purchaser of an interest in this Limited Partnership is appropriate for me as an investor because I have no need for liquidity in said investment and can afford to make such an investment which I understand cannot be readily sold, transferred or assigned. I have adequate other means of providing for my current needs and contingencies even if the investment to be made herein results in a total loss for me. I understand that sales of these Units will be made to persons who satisfy the financial requirements of an "accredited investor" as defined in Regulation D.

The above information is true and correct in all material respects and I recognize that the Partnership is relying on the truth and accuracy of such information in offering Units pursuant to the exemption contained in Section 3 (a)(11) and 4(2) of the Securities Act of 1983, as amended and Regulation D which has been promulgated thereunder.

Dated: 1-25-01

[signature]
Signature of Investor
Dakota UPREIT Limited Partnership

Gorman King Jr., President
Printed Name of Investor

F:\US\Sjs\PRE Limited Liability Limited Partnership\subscription agreement-ver 2.wpd

RENTAL MANAGEMENT AGREEMENT

THIS AGREEMENT, Made by and between VALLEY RENTAL SERVICE, INC., Valley City, ND (hereinafter referred to as "VRS") and Dakota REIT, Fargo, ND (hereinafter referred to as "owner").

RECITALS

WHEREAS, The above referenced owner owns Wheatland Apartments V & VI, located at 3501-3511 30th Ave. SW; Fargo, ND and Wheatland Townhomes II, located at 3040-3078 34th St. SW; Fargo, ND (the property).

WHEREAS, The above referenced parties have negotiated the terms and conditions for the rental management of the property.

NOW THEREFORE, the parties hereto, in consideration of the foregoing recitals, do hereby agree as follows:

A. Management Services provided by VRS:

1. Handle all tenant contact.
2. Provide lease agreements, tenant handbooks, and other paperwork necessary in the lease process.
3. Pre qualifications of tenants, which includes:
    a. Credit check.
    b. Criminal background check.
    c. Prior landlord check.
    d. Reviewed and approved by management.
4. Follow the guidelines of the Crime Free Multi-Housing Program.
5. Complete lease and security deposit agreements - maintain security deposit account.
6. Rent collection services, including a full time accounts receivable person trained in small claims collection process.
7. Review and payment of bills.
8. Hire and supervise on site personnel.
9. Oversee the marketing of the project.
10. Secure property insurance and manage claims. (Valley Rental Service, Inc. to be listed as an additional insured on the building insurance policy)
11. Oversee all subcontractors including lawn care and snow removal.

12. Financial reporting.

   a. Quarterly cash flow statements
   b. Annual financial statement (cash or accrual) ready for tax preparation.
   c. Annual budget.
   d. Monthly occupancy reports available upon request.
   e. Cash payment to owner monthly, based on projected income and expenses adjusted quarterly and annually to actual amounts.

B. On Site Personnel

VRS employs on site managers that will generally manage several buildings in the same area. In addition, cleaning and maintenance personnel are hired where needed. The cost for these employees is prorated and paid by the individual apartment buildings.

1. The on site managers responsibilities include:

   a. Handles leasing arrangements with tenants; ie. check in and out, rent collection, etc.

   b. Takes tenant calls.

   c. Responsible to see that vacated units are rentable in a timely manner.

   d. Available to show apartments and rent units.

   e. Oversees other personnel necessary to keep project maintained; ie. snow/lawn, plumber, etc.

   f. The on site manager may provide maintenance, cleaning services, and site care, personally.

2. Cost allocation includes:

   a. Property to reimburse VRS for the gross salary of the manager, pro rated by building, plus 25% overhead which covers employer taxes, workers compensation, health insurance, etc. Other maintenance employees of VRS will be billed on an hourly bases, which will include overhead, for actual hours worked.

   b. We allocate $10.00 per unit per month of the mangers salary to caretaker fees in the property budget and the balance to maintenance expense.

C. Marketing Services

VRS employees a full time marketing person in the Fargo market. This person is available to market units during the initial rent up stage, and continuing once the project is occupied. We also use the services of a local rental agency on a per unit bases.

1. Initial rent up - (cost to be assumed by developer).

   a. Assistance in developing brochures, banners, etc.
   b. Assist in setting up a model unit.
   c. Develop and schedule advertising - costs paid by project.
   d. Conduct open houses.

2. Ongoing marketing after initial rent up.

   a. Although our apartment managers are available to show and rent units, we find that someone with advanced marketing skills provides a higher level of prospect closings, and therefore a higher project occupancy, then the use of on site mangers alone. The project reimburses the cost of this person at $100.00 per rented unit, up to a maximum reimbursement of a 50% turn over ($3,3000.00 annually).
   b. In addition to VRS marketing person, we use the services of a local rental agency on a per unit bases. The agency receives 50% of the first months rent.
   c. Site manager is trained to effectively show and rent units. No additional costs to the project if the site managers rent a unit.
   d. Produce and monitor advertising - costs of advertisement paid by the project.
   e. Weekly marketing reports are reviewed by management.
   f. VRS uses a single marketing number (293-RENT) to collect and screen potential tenant calls.

D. Summary of Fees

1. Management Fee

   a. 4.0% of net rental income.
   b. Net rental income is determined by deducting vacancies and bad debts from the projects gross potential rent, including garage rents.

2. On Site Personnel

   a. Pro rated managers salary plus overhead
   b. Maintenance by VRS employees on an hourly basis.
   c. Independent subcontractors at their net fee.

3. Marketing

   a. No charge for units rented by on site personnel.
   b. $100 per unit rented (maximum $750 annual) for marketing representative.
   c. Independent rental agency at their net fee.

4. All costs to be estimated and included in projects annual budget.

This agreement is effective January 1, 2000, and shall continue in effect unless terminated by either party upon a 30 day written notice.

Howard R Trapp

Valley Rental Service, Inc.

Dakota REIT

RENTAL MANAGEMENT AGREEMENT

THIS AGREEMENT, Made by and between VALLEY RENTAL SERVICE, INC., alley City, ND (hereinafter referred to as "VRS") and Dakota REIT, Fargo, ND (hereinafter ferred to as "owner").

RECITALS

WHEREAS, The above referenced owner owns Wheatland Apartments 7 & 8, located i 3521-3531 30th Ave. SW, Fargo, ND (the property).

WHEREAS, The above referenced parties have negotiated the terms and conditions for he rental management of the property.

NOW THEREFORE, the parties hereto, in consideration of the foregoing recitals, do ereby agree as follows:

A. <u>Management Services provided by VRS</u>:

1. Handle all tenant contact.
2. Provide lease agreements, tenant handbooks, and other paperwork necessary in the lease process.
3. Pre qualifications of tenants, which includes:
   a. Credit check.
   b. Criminal background check.
   c. Prior landlord check.
   d. Reviewed and approved by management.
4. Follow the guidelines of the Crime Free Multi-Housing Program.
5. Complete lease and security deposit agreements - maintain security deposit account.
6. Rent collection services, including a full time accounts receivable person trained in small claims collection process.
7. Review and payment of bills.
8. Hire and supervise on site personnel.
9. Oversee the marketing of the project.
10. Secure property insurance and manage claims. (Valley Rental Service, Inc. to be listed as an additional insured on the building insurance policy)
11. Oversee all subcontractors including lawn care and snow removal.

12. Financial reporting.

a. Quarterly cash flow statements
b. Annual financial statement (cash or accrual) ready for tax preparation.
c. Annual budget.
d. Monthly occupancy reports available upon request.
e. Cash payment to owner monthly, based on projected income and expenses adjusted quarterly and annually to actual amounts.

B. On Site Personnel

VRS employs on site managers that will generally manage several buildings in the same area. In addition, cleaning and maintenance personnel are hired where needed. The cost for these employees is prorated and paid by the individual apartment buildings.

1. The on site managers responsibilities include:

a. Handles leasing arrangements with tenants; ie. check in and out, rent collection, etc.

b. Takes tenant calls.

c. Responsible to see that vacated units are rentable in a timely manner.

d. Available to show apartments and rent units.

e. Oversees other personnel necessary to keep project maintained; ie. snow/lawn, plumber, etc.

f. The on site manager may provide maintenance, cleaning services, and site care, personally.

2. Cost allocation includes:

a. Property to reimburse VRS for the gross salary of the manager, pro rated by building, plus 25% overhead which covers employer taxes, workers compensation, health insurance, etc. Other maintenance employees of VRS will be billed on an hourly bases, which will include overhead, for actual hours worked.

b. We allocate $10.00 per unit per month of the mangers salary to caretaker fees in the property budget and the balance to maintenance expense.

C. Marketing Services

VRS employees a full time marketing person in the Fargo market. This person is available to market units during the initial rent up stage, and continuing once the project is occupied. We also use the services of a local rental agency on a per unit bases.

1. Initial rent up - (cost to be assumed by developer).

a. Assistance in developing brochures, banners, etc.
b. Assist in setting up a model unit.
c. Develop and schedule advertising - costs paid by project.
d. Conduct open houses.

2. Ongoing marketing after initial rent up.

a. Although our apartment managers are available to show and rent units, we find that someone with advanced marketing skills provides a higher level of prospect closings, and therefore a higher project occupancy, then the use of on site mangers alone. The project reimburses the cost of this person at $100.00 per rented unit, up to a maximum reimbursement of a 50% turn over ($2,4000.00 annually).
b. In addition to VRS marketing person, we use the services of a local rental agency on a per unit bases. The agency receives 50% of the first months rent.
c. Site manager is trained to effectively show and rent units. No additional costs to the project if the site managers rent a unit.
d. Produce and monitor advertising - costs of advertisement paid by the project.
e. Weekly marketing reports are reviewed by management.
f. VRS uses a single marketing number (293-RENT) to collect and screen potential tenant calls.

D. Summary of Fees

1. Management Fee

a. 4 % of net rental income.
b. Net rental income is determined by deducting vacancies and bad debts from the projects gross potential rent, including garage rents.

2. On Site Personnel

a. Pro rated managers salary plus overhead
b. Maintenance by VRS employees on an hourly basis.
c. Independent subcontractors at their net fee.

3. Marketing

a. No charge for units rented by on site personnel.
b. $100 per unit rented (maximum $750 annual) for marketing representative.
c. Independent rental agency at their net fee.

4. All costs to be estimated and included in projects annual budget.

This agreement is effective July 1, 2001, and shall continue in effect unless terminated by either party upon a 30 day written notice.

Valley Rental Service, Inc.

Dakota REIT

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, entered into as of the 28th day of May, 2002, by and between AMBER FIELDS INVESTMENTS LLC, a North Dakota limited liability company, ("Seller"), and DAKOTA UPREIT LIMITED PARTNERSHIP, a North Dakota limited partnership, ("Buyer").

In consideration of the mutual terms, covenants, conditions and agreements herein contained, it is hereby agreed by and between the parties as follows:

1. **Sale of Property.** Seller agrees to sell, convey, assign, transfer and deliver to Buyer, and Buyer agrees to purchase, acquire and take from Seller, all that Subject Premises depicted on Exhibit A hereto, legally described as follows:

> Lots Thirteen (13), Fourteen (14), Fifteen (15), and Sixteen (16), in Block Two (2), of Amber Field's Second Addition to the City of Fargo, Cass County, North Dakota, according to the certified plat thereof on file and of record in the office of the County Recorder, Barnes County, North Dakota.

together with all buildings (the "Buildings"), improvements, and fixtures situated thereon or affixed thereto, and together also with all hereditaments and appurtenances belonging or in any way connected thereto (the "Subject Premises"). Also included in this sale are the following: (i) any and all equipment, furniture and all other personal property owned by the Seller and located on the Subject Premises as of this date, the list of which is set forth on Exhibit B hereto (all such property, the "Personal Property"); (ii) any and all leases affecting the Subject Premises or any part thereof, which are described on Exhibit C hereto (the "Leases"); (iii) any service and maintenance contracts, equipment leases and other contracts and agreements regarding the Subject Premises that are approved and accepted by Buyer (the "Contracts"); (iv) any permits, licenses and approvals relating to the Subject Premises or the use or operation thereof (the "Permits"); any and all unexpired warranties and guarantees given to, assigned to or benefitting Seller or the Subject Premises or the Personal Property pertaining to the acquisition, construction, design, engineering, use, operation, condition, management or maintenance of the Subject Premises or Personal Property (the "Warranties"); and (vi) any and all blueprints, plans and specifications regarding the Buildings, improvements and/or fixtures of the Subject Premises (the "Plans").

2. **Purchase Price and Payment.** The purchase price to be paid by Buyer to

Seller for the Subject Premises shall be $5,700,000.00 to be paid as follows:

(a) an earnest money payment of $10,000.00, the receipt of which is acknowledged by the Seller to be applied on the purchase price at Date of Closing;

(b) assumption of existing first mortgage debt of Seller related to the Subject Premises, estimated by the parties at $4,306,000.00 as of the Date of Closing with the Buyer responsible for all assumption costs;

(c) cash at Date of Closing to be paid to the Seller in the sum of not less than $575,000.00;

(d) $709,000.00 in the form of a promissory note subordinate to the mortgage assumed with interest at eight (8%) percent due one (1) year from date of Date of Closing with prepayment permitted at any time, adjusted by actual assumption and payment pursuant to (b) and (c);

(e) an option for the Seller to acquire $100,000.00 in limited partner units of Buyer, valued by the parties for purposes of this transaction at 800 units at $125.00 per unit. If the Seller exercises said option, all limited partner units shall be transferred to Seller at Date of Closing by appropriate certificates or other instruments of transfer. If the Seller does not exercise this option, $100,000.00 will be added to the promissory note referenced in (d).

<u>NOTE</u>: It is agreed that Buyer and Seller each reserves the right to assign a portion of its interest in this transaction to effect an Internal Revenue Code Section 1031 tax-deferred exchange.

3. Contingencies. The obligation of Buyer to close hereunder is continent upon satisfaction or waiver by Buyer of each of the following conditions on or before 15 days prior to the Date of Closing:

(a) the representations and warranties of Seller contained in this Agreement will be true and complete now and on the Date of Closing;

(b) title to the Subject Premises shall have been found acceptable by Buyer, or been made acceptable, in accordance with the requirements and terms of Section 4 below;

(c) Seller shall have performed all of the obligations required to be performed by Seller under this Agreement, as and when required by this Agreement.

(d) Buyer shall have determined that it is satisfied with the results of and matters disclosed by surveys, tests, inspections, and environmental reviews of the Subject Premises, all of which shall be obtained, if at all, at Buyer's expense.

(e) Buyer shall have determined that it is satisfied with its examination and analysis of the documents and data referenced in paragraph 18.

(f) Buyer shall have obtained a commitment for financing to enable Buyer to consummate the transaction described in this Agreement, which commitment contains terms and conditions reasonably satisfactory to Buyer.

If any of the foregoing contingencies have not been satisfied or waived by Buyer on or before 15 days prior to the Date of Closing, then Buyer may terminate this Agreement, at Buyer's option, by written notice to that effect to Seller not later than 15 days prior to the Date of Closing, in which event this Agreement shall terminate and be of no further force and effect, and any earnest money and any other sums paid by Buyer hereunder shall be immediately returned to Buyer. All of the conditions set forth above are for the sole and exclusive benefit of Buyer, and Buyer shall have the unilateral right to waive any conditions by notice to Seller.

4. *Title Examination.* Seller shall, within 20 days after the date of this Agreement, provide Buyer with an updated abstract of title for the Subject Premises (which shall include all appropriate searches). Buyer shall have 15 days after the later of (i) receipt of a title insurance commitment based on such Abstract (the "Commitment") from a title insurer selected by Buyer or (ii) receipt of a current ALTA/ACSM survey (to be obtained at Buyer's option and expense) of the Subject Premises to examine title and said survey and object to matters disclosed thereby, such objections to be made in writing or deemed waived. Seller shall diligently undertake to resolve all matters objected to, and if necessary, the Date of Closing shall be extended to allow Seller to do so (provided, however, the Date of Closing shall not be extended more than 60 days from the date of Buyer's written objections). If all objected to matters are not corrected within 60 days from the date of written objections, this Purchase Agreement may be terminated at the written option of Buyer, and neither Seller nor Buyer shall have any further obligation with respect to this Agreement. If all objected to matters are corrected within said time or Buyer elects to close notwithstanding any uncorrected matters, the parties shall promptly close this transaction.

5. **Closing.** This transaction shall close on or before July 1, 2002 (the "Date of Closing"), subject to extension only to complete the assumption of mortgage referenced in paragraph 2 (b).

(a) On the Date of Closing, Seller shall execute and deliver to Buyer the following:

(i) a Warranty Deed conveying the Subject Premises to Buyer, free and clear of all liens, charges and encumbrances, except the following (collectively, the "Permitted Encumbrances"):

[a] existing indebtedness assumed by Buyer;

[b] real estate taxes not yet due and payable;

[c] utility easements not affecting the current or proposed use of the Subject Premises;

[d] any others not objected to by Buyer pursuant to Section 4 hereof.

(ii) a Bill of Sale conveying the Personal Property to Buyer free and clear of any liens and encumbrances, except for the mortgage assumed pursuant to paragraph 2 (b);

(iii) a customary Seller's Affidavit completed in a manner allowing the title company to remove the standard title policy exceptions covered thereby;

(iv) any other documents affecting title to and possession of the Subject Premises and necessary to transfer or assign the same to Buyer, free and clear of all liens, charges and encumbrances, except the Permitted Encumbrances;

(v) an assignment of the Contracts, in form reasonably satisfactory to Buyer, together with the written consent of all parties required to consent to such assignment;

(vi) a general assignment, in form reasonably satisfactory to Buyer,

conveying the Permits, Warranties and Plans to Buyer, free and clear of all encumbrances, together with the written consent of any parties required to consent to such assignment;

(vii) an updated and revised rent roll, complete and accurate as of the Date of Closing;

(viii) all security deposits and prepaid rents under the Leases;

(ix) all originals of the Contracts, Permits, Warranties, Plans, and Records.

(b) On the Date of Closing, Buyer shall deliver to Seller the consideration as set forth in Section 2.

(c) On the Date of Closing, Buyer and Seller shall execute and deliver to one another an Assignment and Assumption document, in form acceptable to Buyer and Seller, whereby Seller assigns to Buyer and Buyer assumes from Seller all rights and obligations under the Leases.

(d) The closing and delivery of all such documents shall take place at The Title Company, 17 Seventh Street South, Fargo, North Dakota 58103, or at such other reasonable location as may be agreed upon by Buyer and Seller. Seller agrees to deliver physical possession of the Subject Premises to Buyer on the Date of Closing. Seller shall deliver to Buyer at closing any abstracts of title relating to the Subject Premises.

6. **Adjustments.** Seller shall pay or escrow on or before closing all real estate taxes and installments of special assessments for the year preceding closing (payable in the year of closing). Real estate taxes and installments of special assessments for the year of closing (payable in the year following closing) shall be prorated to the Date of Closing.

Insurance costs, including prepaid premiums, shall be prorated to the Date of Closing. Replacement reserves existing as of Date of Closing shall be purchased by the Buyer if not refunded to Seller by the mortgage company.

Within 10 days prior to closing, Seller shall provide Buyer an accounting of all security deposits received from tenants. The sum representing all security deposits held shall be transferred from Buyer to Seller as in conjunction with the closing on the Date of Closing. Seller and Buyer shall prorate all rents and other charges under the Leases as of the Date of

Closing. The management company of the Subject Premises shall prorate the utilities and all operating costs as of the Date of Closing so that Seller pays such costs accrued or payable before and on the Date of Closing and Buyer pays such costs accruing and payable after the Date of Closing.

Seller will pay the cost of recording all documents necessary to place record title in Seller in the condition warranted by Seller in this Agreement. Buyer shall pay all other recording fees, and title insurance premiums charged by Buyer's title insurance. Buyer and Seller shall share equally the title company's closing fees.

7. **Tax Deferred Transaction.** The parties acknowledge that the Buyer and Seller and their partners each have the option to undertake this transaction so as to partially qualify under Section 721 of the Internal Revenue Code. The parties agree to sign such agreements, documents, and forms and otherwise undertake such actions required in such event.

8. **As Is.** Representations and Warranties. BUYER ACKNOWLEDGES THAT BUYER HAS HAD OR WILL HAVE THE OPPORTUNITY TO REVIEW AND INSPECT THE SUBJECT PREMISES. SUBJECT TO THE REPRESENTATIONS AND WARRANTIES OF SELLER EXPRESSLY SET FORTH IN THIS AGREEMENT, BUYER ACKNOWLEDGES THAT BUYER IS PURCHASING THE SUBJECT PREMISES IN AN AS-IS, WHERE-IS, WITH ALL FAULTS AND VIRTUES CONDITION, WITHOUT OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER FROM SELLER

Seller represents and warrants to Buyer as follows:

(a) Title to Subject Premises. Seller owns the Subject Premises, free and clear of all encumbrances except the Permitted Encumbrances identified in Section 5(a)(i).

(b) Title to Personal Property. Seller owns the Personal Property, free and clear of all encumbrances, except for the mortgage assumed pursuant to paragraph 2 (b).

(c) Leases. The information regarding the Leases contained in the Rent Roll, attached hereto as Exhibit C, is correct and complete as of the date of this Agreement.

(d) Contracts. The Contracts are in full force and neither Seller nor any other party to the Contracts, to the best knowledge of Seller, is in default under the Contracts. All other contracts in effect regarding the Subject Premises may be terminated by Seller at its sole option on or before the Date of Closing.

(e) Permits. The Permits are in full force, and Seller is not in default under the Permits. No other permits, to the best knowledge of seller, are required from any governmental entity in order to operate the Subject Premises as it is now operated and is now contemplated to be operated.

(f) Utilities. Seller has received no notice of actual or threatened reduction or curtailment of any utility service now supplied to the Subject Premises.

(g) Certificates of Occupancy. Seller has no notice of actual or threatened cancellation or suspension of any certificates of occupancy for any portion of the Subject Premises.

(h) Assessments. Seller has received no notice of actual or threatened special assessments or reassessments of the Subject Premises, except those already certified and of record.

(i) Environmental Laws. No toxic or hazardous substances, to the best knowledge of Seller after due inquiry, or wastes, pollutants, or contaminants (including, without limitation, asbestos, urea formaldehyde, the group of organic compounds known as polychorinated biphenyls, petroleum products including gasoline, fuel oil, crude oil, and various constituents of such products, and any hazardous substances as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. §§ 9601-9657, as amended) have been generated, treated, stored, released, or disposed of, or otherwise placed, deposited in, or located on the Subject Premises, nor has any activity been undertaken on the Subject Premises that would cause or contribute to (a) the Subject Premises to become a treatment, storage, or disposal facility within the meaning of, or otherwise being within the ambit of, the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. § 6901, et seq., or any similar state law or local ordinance; (b) a release or threatened release of toxic or hazardous wastes or substances, pollutants, or contaminants, from the Subject Premises within the ambit of CERCLA or any similar state law or local ordinance; or (c) the discharge of pollutants or effluents into any water source or system, the

dredging or filling of any waters, or the discharge into the air of any emissions that would require a permit under the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., or the Clean Air Act, 42 U.S.C. § 7401, et seq., or any similar state law or local ordinance. No substances or conditions, to the best knowledge of Seller after due inquiry, exist in or on the Subject Premises that may support a claim or cause of action under RCRA, CERCLA, or any other federal, state, or local environmental statutes, regulations, ordinances, or other environmental regulatory requirements. No above-ground or underground tanks are located in or about the Subject Premises or have been located under, in, or about the Subject Premises and have subsequently been removed or filled.

(j) Rights of Others to Purchase Subject Premises. Seller has not executed any other contract for sale of the Subject Premises, and there are no existing rights of first refusal or options to purchase the Subject Premises or any other right of others that might prevent the consummation of this Agreement.

(k) Seller's Defaults. Seller, to its best knowledge, is not in default concerning any of its legal obligations or liabilities regarding the Subject Premises.

(l) Operating Statements. The operating statements for the Subject Premises for the period that have been supplied by Seller to Buyer have been prepared in accordance with generally accepted accounting standards and are correct and complete.

(m) Use of Subject Premises. Seller's current use of the Subject Premises, to the best knowledge of Seller, does not violate any federal, state, local, or other governmental building, zoning, health, safety, platting, subdivision, or other law, ordinance, or regulation, or any applicable private restriction, and such use is a legal conforming use.

(n) Americans With Disabilities Act. The Buildings are readily accessible to and usable by persons with disabilities, and the primary function areas of the Buildings, including without limitation the common areas, public areas, lobbies, dining areas, parking areas, wash and toilet rooms, and public telephone and drinking fountain areas, and the path of travel to and from any such primary function area, comply with Title III of the Americans With Disabilities Act of 1990 (the "ADA") and the ADA Accessibility Guidelines for Buildings and Facilities.

(o) Proceedings. Seller has not received any notice of, nor is Seller aware of, any action, litigation, investigation, condemnation, violation, or proceeding of any kind from any federal, state, or local government entity against Seller or related to any portion of the Subject Premises.

(p) Agents and Employees. The Subject Premises will continue to be managed by Property Resources Group, 4620 Amber Valley Parkway, Fargo, North Dakota 58104 under separate contract to be entered into on Date of Closing. There are no claims for brokerage commissions or other payments with respect to the Subject Premises.

(q) Condition. The Buildings, improvements and fixtures are structurally sound, in good repair and in first-class condition, and all mechanical, electrical, heating, air conditioning, drainage, sewer, water, and plumbing systems are in proper working order.

Seller will indemnify Buyer, its successors, and assigns, against, and will hold Buyer, its successors, and assigns, harmless from, any expenses or damages, including reasonable attorneys' fees, that Buyer incurs because of the breach of any of the above representations and warranties. Consummation of this Agreement by Buyer with knowledge of any breach of any representation or warranty by Seller will not constitute a waiver or release by Buyer of any claims due to such breach.

9. **Damage, Destruction, and Eminent Domain.**

(a) If, prior to closing, the Subject Premises or any part thereof is damaged or destroyed by fire, elements or any other cause, Buyer may terminate this Purchase Agreement. If Buyer elects to proceed and consummate this Agreement despite said damage or destruction, there shall be no reduction in or abatement of the purchase price, but Seller shall assign to Buyer all of Seller's right, title and interest in and to all insurance proceeds relating to said damage or destruction and Seller shall pay the amount of all deductibles.

(b) If, prior to closing, the Subject Premises or any part thereof is taken by eminent domain, Buyer may terminate this Purchase Agreement. If Buyer elects to proceed and to consummate this Agreement despite such taking, there shall be no reduction in or abatement of the purchase price, but Seller shall assign to Buyer all Seller's right, title and interest in and to any award in the condemnation proceedings.

10. **Assignment.** Buyer may, without Seller's written consent, assign its rights, duties and obligations under this Purchase Agreement. Such assignment shall not release Buyer from any of its obligations hereunder.

11. **Survival.** All of the terms, covenants, conditions, representations, warranties and agreements of this Purchase Agreement shall survive and continue in force and effect and shall be enforceable after the Date of Closing and delivery of the Warranty Deed.

12. **Notices.** Any notice of election required or permitted to be given or served by any party hereto upon any other shall be deemed given or served in accordance with the provisions of this Purchase Agreement if said notice or election is (a) delivered personally, or (b) mailed by United States certified mail, return receipt requested, postage prepaid and in any case property addressed as follows:

If to Seller: AMBER FIELDS INVESTMENTS LLC
c/o Kevin Christianson
4620 Amber Valley Parkway
Fargo, North Dakota 58104

If to Buyer: DAKOTA UPREIT LIMITED PARTNERSHIP
Attn: Jim Knutson
1121 Westrac Drive
Fargo, North Dakota 58103

Each such mailed notice or communication shall be deemed to have been given on the date the same is deposited in the United States mail. Each such delivered notice or communication shall be deemed to have been given upon the delivery. Any party may change its address for service of notice in the manner above specified.

13. **Captions, Exhibits.** The paragraph headings or captions appearing on this Purchase Agreement are for convenience only, are not a part of this Purchase Agreement and are not to be considered in interpreting this Purchase Agreement. All exhibits to this Agreement are incorporated in and made a part of this Agreement.

14. **Entire Agreement; Modification.** This Purchase Agreement constitutes the entire and complete agreement between the parties and supersedes any prior oral or written agreements between the parties with respect to the Subject Premises. It is expressly agreed that there are no verbal understandings or agreements which in any way change the terms, covenants and conditions set forth herein, and that no modification of this Purchase

Agreement and no waiver of any of its terms and conditions shall be effective unless in writing and duly executed by the parties.

15. Binding Effect. All covenants, agreements, warranties and provisions of the Purchase Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, representatives, successors and assigns. When used herein, the singular shall include the plural, the plural shall include the singular, and the use of one gender shall include all other genders, as and when the context so requires.

16. Controlling Law. This Purchase Agreement has been made and entered into under the laws of the State of North Dakota, and said laws shall control its interpretation.

17. Rules of Construction. The parties acknowledge that they have both had the opportunity to have this Agreement reviewed by their respective attorneys, and that they have an equal bargaining position in this transaction. No rule of construction that would cause any ambiguity in any provision to be construed against the drafter of this document shall be operative against either Buyer or Seller.

18. Buyer's Due Diligence. Not less than 30 days prior to Date of Closing, Seller shall provide to Buyer complete and current documents and data relative to the Subject Premises addressing the following topics:

(a) current rent roll;

(b) operating income and expense statement;

(c) mortgage information - if assumable;

(d) sample lease;

(e) if available:
   Appraisal
   Phase 1 Environmental
   ALTA Survey
   Property Condition Report
   pictures of the property

(f) contracts affecting property;

(g) permits affecting property;

(h) abstracts;

(i) certificate of occupancy;

(j) list of personal property;

(k) warranties and guarantees;

(l) plans and specifications;

(m) real estate tax statements;

(n) balance of special assessments;

(o) list of capital improvements.

From and after the date hereof, Seller shall allow Buyer and Buyer's agents access to the Subject Premises for the purpose of investigation, examination, surveying and testing. Buyer shall pay all costs and expenses of the same and shall hold Seller harmless from all costs and liabilities relating to Buyer's activities (excluding any costs or liabilities Seller may incur as a result of adverse conditions, such as environmental problems, that may be discovered by Buyer in the course of such activities). Buyer shall repair and restore any damage to the Subject Premises caused by Buyer's activities.

IN WITNESS WHEREOF, the parties hereto have caused this Purchase Agreement to be executed as of the day and year first above written.

SELLER:

AMBER FIELDS INVESTMENTS LLC,
a North Dakota limited liability company

By: ______________________
Kevin Christianson, President

BUYER:

DAKOTA UPREIT LIMITED PARTNERSHIP,
a North Dakota limited partnership
Dakota Real Estate Investment Trust,
General Partner

By: ______________________
George Gaukler, President

Exhibit 6n-12

EXHIBIT A
Site Plan

Exhibit 6n-13


19TH AVE SW

SITE PLAN

Exhibit 6n-14

EXHIBIT B:

AMBER FIELDS APARTMENTS
PERSONAL PROPERTY LIST

SNOW BLOWER:

John Deere 1032
10 HP, 32' blade
Serial Number: M01032X598679
Engine Number: 8306R

RIDING MOWER:

Yard Machine by MTD
17 HP, 42" Deck
Model Number: 13AK660G352

WEED CUTTER:

Ryobi
31CC, 15" trimmer, gas
Serial Number: 103151088
Model Number: Ryobi 700R

BUILDING INVENTORY:

4 Vaccums – Rikkar
4 Buckets
5 Mops
4 Brooms
2 Push brooms
2 Dust pans
2 Hand brooms
4 Snow shovels
2 Chippers/scrapers
4 File Cabinets
4 Rent Drop Boxes
2 2-ft Ladders
3 4-ft Ladders
1 Ringer with mop
4 Key boxes
4 Porta vacuums – Rikkar Supra Quik
3 Plungers

EXHIBIT C
Rent Roll

Rent Roll — Current res. Only.

AMFIELDS - 4884 & 4936 & 5024 & 5200

Unit Type	Tenant Code	Tenant Name	Unit Sqft	Market Rent	Actual Rent	Deposit	Move-in	Past Due	NSF	Late
	HEDLAN	Lani Hedberg	939.0	650.00	650.00	325.00	06/15/01	0.00	0	2
	RETCUR	Curt & Susan Retzlaff	1,116.0	780.00	780.00	390.00	10/18/01	0.00	0	0
	KJEDEN	Denise Kjelland	939.0	650.00	650.00	325.00	09/28/01	0.00	0	1
	FRIJUS	Justin Frieboes	702.0	540.00	530.00	265.00	06/01/01	-108.67	0	0
	STRDEN	Dennis & Alice Streifel	939.0	650.00	630.00	470.00	01/01/01	0.00	0	0
	ROBGAI	Gail Roble	696.0	540.00	500.00	375.00	09/01/00	0.00	0	1
		VACANT	939.0	650.00						
	KRETER	Terri Kreminski	722.0	540.00	540.00	270.00	07/01/01	0.00	0	0
	GREBEN	Benjamin & Janelle Green	1,116.0	780.00	780.00	390.00	09/01/01	0.00	0	1
	OHETAR	Tara O'Hearn (Lindseth)	939.0	640.00	640.00	480.00	10/01/00	0.00	0	0
		VACANT	1,116.0	770.00						
	FARTRA	Tracy Farmer	923.0	640.00	640.00	480.00	09/07/00	0.00	0	0
1	LEWSHA	Sharon Lewis	723.0	550.00	550.00	275.00	08/24/01	0.00	1	1
2	PIEPAU	Paula Pierson	939.0	640.00	640.00	320.00	10/01/01	0.00	0	1
2		VACANT	880.0	635.00						
2	FLEBRA	Brad Fleck	939.0	640.00	640.00	320.00	05/15/01	0.00	0	0
1	HOFJOH	John Hoffman	723.0	530.00	525.00	395.00	09/01/00	0.00	0	0
2	ADAAMI	Amina Adan	1,116.0	770.00	770.00	385.00	06/01/01	0.00	0	0
/2	SAUCHR	Chris & Natalie Sauerresig	939.0	660.00	650.00	490.00	01/15/01	0.00	0	0
/2	KRIJAM1	Jamie Kringlie	1,116.0	790.00	790.00	395.00	06/15/01	-0.01	0	0
/2	LOUKIM	Kimberly Louden	923.0	660.00	650.00	325.00	03/01/01	0.00	1	0
/1	GRERYA	Ryan Greff	723.0	550.00	535.00	400.00	09/01/00	0.00	0	0
/2		VACANT	923.0	660.00						
/2	JOHELI	Elizabeth Johnson	939.0	660.00	650.00	490.00	12/15/00	0.00	0	0
1/1		VACANT	723.0	550.00						
3/2	WENJAR	Jared Wendland	1,116.0	790.00	790.00	580.00	09/01/01	0.00	0	0
2/2	DUNTRE	Trevor Dunn	939.0	650.00	650.00	325.00	05/01/02	0.00	0	0
3/2	BALDUS	Dustin Balliet	1,116.0	780.00	750.00	560.00	08/01/00	0.00	0	0
2/2	BORBIL	Bill Borkowski	939.0	650.00	640.00	470.00	10/06/00	0.00	0	1
1/1	LONELI	Elijah Lonewolf	702.0	540.00	530.00	265.00	04/23/02	0.00	0	0
2/2	BOGTIM	Timothy & Jodi Bogenreif	939.0	650.00	630.00	470.00	08/28/00	0.00	0	0
1/1	ANDKIR	Kirk Anderson	696.0	540.00	500.00	375.00	08/28/00	0.00	0	0
2/2	BENTHO	Thomas & Tiffany Bendickson	939.0	650.00	630.00	470.00	02/24/01	0.00	0	1
1/1	CLAKAR	Kara Clancy	722.0	540.00	530.00	265.00	05/01/02	0.00	0	0
3/2	WEBGEO	George & Sta Webster	1,116.0	780.00	780.00	390.00	06/01/01	0.00	0	2
2/2	TWIERI	Eric Twidt	939.0	640.00	640.00	320.00	08/01/01	0.00	0	0
3/2	GEOAMY	Amy Georgeson	1,116.0	770.00	760.00	570.00	08/01/00	0.00	0	1
2/2	HOLERI	Erik Holmberg	923.0	640.00	640.00	320.00	08/11/01	0.00	0	0
1/1	CARLIS	Lisa Carlson	723.0	530.00	530.00	265.00	08/15/01	0.00	0	0
2/2	HALAND	Andrea Hale	939.0	640.00	640.00	320.00	02/12/02	0.00	0	0
2/2	WALCAR	Carl Walberg	880.0	635.00	625.00	470.00	09/01/00	0.00	0	0
2/2	WENTER	Tera Wenzel	939.0	640.00	640.00	320.00	04/01/01	0.00	0	0
1/1	KLEKYL	Kyle Klein	723.0	530.00	530.00	265.00	05/11/02	0.00	0	0
3/2	STEMAR	Mark Stenseth	1,116.0	770.00	770.00	570.00	08/01/00	-1.00	0	0
2/2	OLSKRI	Krista Olson	939.0	660.00	650.00	490.00	09/01/00	0.00	0	0
3/2		VACANT	1,116.0	790.00						
2/2	GLEBRA	Brandi Gleave	923.0	660.00	660.00	330.00	08/01/01	0.00	0	0
1/1	JOHDAV	David Johnson	723.0	550.00	535.00	400.00	08/01/00	0.00	0	0
2/2	EMMTOD	Todd Emmel	923.0	660.00	630.00	315.00	06/01/01	0.00	0	0
2/2	STUHEA	Heather Stubson	880.0	645.00	550.00	275.00	11/01/01	0.00	0	0
2/2	HAFCHA	Chad Haff	939.0	660.00	660.00	330.00	10/31/01	0.00	0	0
1/1	HAUSTA	Stacey Haugen	723.0	550.00	550.00	275.00	11/29/01	-10.00	0	0
3/2	SAISTE	Stephanie Sailer	1,116.0	790.00	770.00	580.00	01/10/01	0.00	0	1
2/2	WALSTE	Steve Walton	939.0	650.00	640.00	385.00	07/01/01	0.00	0	0
3/2	SCHSHE	Shelly Schroeder	1,116.0	780.00	780.00	390.00	07/01/01	0.00	0	1
2/2	HALLLO	Lloyd & Esther Halverson	939.0	650.00	650.00	325.00	10/01/01	0.00	0	0
1/1	ANDCAR	Carmen Anderson	702.0	540.00	505.00	380.00	11/01/00	0.00	0	0
2/2	GREDAR	Darcie Greene	939.0	650.00	630.00	470.00	11/15/00	0.00	0	0
1/1	DARPAU	Paul Dardis	696.0	560.00	500.00	375.00	11/01/00	0.00	0	1
2/2	SCHDUS	Dusten Schiefert	939.0	650.00	650.00	325.00	09/29/01	0.00	0	0
1/1	BRILIN	Linda Bristow	722.0	540.00	530.00	265.00	04/27/02	0.00	0	0
3/2	ARNWEN	Wendy Arndt	1,116.0	780.00	780.00	390.00	03/01/02	0.00	0	0
2/2	ENGJON	Jon & Sandy Engelhardt	939.0	640.00	640.00	480.00	12/20/00	0.00	0	0
3/2	ERIJAS	Jason Erickson	1,116.0	770.00	770.00	385.00	03/22/02	0.00	0	0
2/2	SCHSHEI	Sheila Schuette	923.0	640.00	640.00	320.00	08/26/01	-0.10	0	0
1/1	YATWIL	William Yates	723.0	530.00	530.00	275.00	05/10/02	0.00	0	0
2/2	WINMIS	Mistie Wingenbach	939.0	640.00	640.00	320.00	05/29/02	-640.00	0	0
2/2	CARJEN	Jennifer Carlson	880.0	635.00	635.00	320.00	09/28/01	0.00	0	1
2/2	COWCHA	Chad & Chantal Cowley	939.0	640.00	650.00	325.00	06/01/01	0.00	0	0
1/1	PORCHA	Charles Porter	723.0	530.00	540.00	270.00	09/01/01	0.00	0	0
3/2	ROHKIJ	Kijra Rohr	1,116.0	770.00	760.00	570.00	10/01/00	0.00	0	0
2/2	BOZDAV	David Bozovsky	939.0	660.00	660.00	330.00	04/12/02	0.00	0	0
3/2	SCHMIC	Michael Schmitz	1,116.0	790.00	790.00	395.00	12/01/01	-3.67	0	1
/2	BEATRA	Travis Beaver	923.0	660.00	660.00	320.00	07/01/01	0.00	0	0
/1	LEMAMY	Amy Lemna	723.0	550.00	550.00	265.00	06/01/01	0.00	0	0
/2	FORTAM	Tammi Fortney	923.0	660.00	660.00	330.00	05/01/02	0.00	0	0
/2	SHACLA	George Clay Shaw	880.0	645.00	645.00	317.50	04/03/02	-32.50	1	0
/2	MORJUL	Julian Moore	939.0	660.00	650.00	490.00	01/27/01	0.00	0	0
/1	SAFPEN	Penni Safranski	723.0	550.00	535.00	400.00	11/01/00	0.00	0	0
/2		VACANT	1,116.0	790.00						
/2	CLETRA	Travis & Mandy Cleem	939.0	650.00	630.00	470.00	08/01/01	0.00	0	0
/2	THOVIC	Vicki Thomson	1,116.0	780.00	780.00	390.00	08/01/01	0.00	0	0
/2	MOIDEA	Dean Moilanen	939.0	650.00	650.00	325.00	03/25/02	0.00	0	0

Rent Roll
AMFIELDS - 4884 & 4936 & 5024 & 5200

Unit Type	Tenant Code	Tenant Name	Unit Sqft	Market Rent	Actual Rent	Deposit	Move-in	Past Due	NSF	Late
1/1		VACANT	702.0	540.00						
2/2	ROLMIK	Mikkal Rolfson	939.0	650.00	630.00	315.00	04/01/01	0.00	0	0
1/1	HALAAR	Aaron Halvorson	696.0	560.00	525.00	375.00	12/01/00	0.00	0	0
2/2	ZELJEN	Jennifer Zeller	939.0	650.00	650.00	325.00	04/26/02	0.00	0	0
1/1		VACANT	722.0	540.00						
3/2	CRODAR	Daryl & Kristi Croston	1,116.0	780.00	750.00	375.00	03/01/01	0.00	0	0
2/2	ERTLAU	Laura Ertelt	939.0	640.00	640.00	320.00	11/01/01	0.00	0	1
3/2		VACANT	1,116.0	770.00						
2/2	SAUKRI	Kristen Saustad	923.0	640.00	640.00	320.00	03/15/02	0.00	0	0
1/1	LARKAT	Kathryn Larson	723.0	530.00	540.00	270.00	05/12/01	27.00	0	0
2/2	EHLSHE	Shelle Ehlers	939.0	640.00	640.00	320.00	05/01/01	0.00	0	0
2/2		VACANT	880.0	635.00						
2/2	HILJAN	Jana Hillestad	939.0	640.00	640.00	320.00	10/30/01	0.00	0	1
1/1	CLADAR	Daryl Clasemann	723.0	530.00	530.00	265.00	08/15/01	0.00	0	0
3/2	RAVCHE	Chelsie Ravnass	1,116.0	770.00	760.00	570.00	12/01/00	-21.00	0	1
2/2	SCHJEN	Jennifer Scheett	939.0	660.00	660.00	330.00	08/21/01	0.00	0	0
3/2	KRADAN	Danny Kraft	1,116.0	790.00	790.00	395.00	01/01/02	0.00	0	0
2/2	WAMMAT	Matthew & Beth Wambach	923.0	660.00	650.00	490.00	01/01/01	0.00	0	0
2/2	NARSTE	Stephanie Narum	923.0	660.00	660.00	330.00	04/01/02	0.00	0	0
2/2		VACANT	880.0	645.00						
2/2	COSLAR	Larry Cossette	939.0	660.00	650.00	490.00	12/01/00	0.00	0	0
1/1	JENLAR	Larry Jensen	723.0	550.00	535.00	400.00	11/28/00	110.00	0	0
3/2	THOLEA	Leah Thomas & Sarah Thorsta	1,116.0	790.00	790.00	394.99	03/01/02	0.00	0	0
		Total	97,149.0	69,025.00	60,310.00	35,357.49		-679.95	3	20
		Total Occupied	86,036	61,050.00	60,310.00					
		% Occupied	88.56	88.45	87.37					
		Total Vacant	11,113	7,975.00						
		% Vacant	11.44	11.55						

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT, entered into as of the 15th day of May, 2002, by and between Pioneer Center, LLP, a North Dakota limited liability partnership ("Pioneer"), and Dakota UPREIT Limited Partnership, a North Dakota limited partnership ("UPREIT").

In consideration of the mutual terms, covenants, conditions and agreements herein contained, it is hereby agreed by and between the parties as follows:

1. Pioneer Exchange Property. Pioneer agrees to convey, assign, transfer and deliver to UPREIT, and UPREIT agrees to acquire and take from Pioneer, all that Subject Premises depicted on Exhibit A hereto, located in the County of Cass and State of North Dakota, described as Lots 1, 5, 6, 7, 8, and 9, all in Block 1, Pioneer Center Addition to the City of West Fargo, together with all buildings (the "Buildings"), improvements and fixtures situated thereon or affixed thereto, and together also with all hereditaments and appurtenances belonging or in any way connected thereto (the "Subject Premises"). Also included in this transaction are the following: (i) any and all equipment, furniture and all other personal property owned by the Pioneer and located on the Subject Premises as of this date, the list of which is set forth on Exhibit B hereto (all such property, the "Personal Property"); (ii) any and all leases (the "Leases") affecting the Subject Premises or any part thereof, which are described on the rent roll (the "Rent Roll")attached as Exhibit C hereto (the "Leases"); (iii) to the extent assignable, any service and maintenance contracts, equipment leases and other contracts and agreements regarding the Subject Premises that are approved and accepted by UPREIT (the "Contracts"); (iv) to the extent assignable, any permits, licenses and approvals relating to the Subject Premises or the use or operation thereof (the "Permits"); (v) to the extent assignable, any and all unexpired warranties and guarantees given to, assigned to or benefiting Pioneer or the Subject Premises or the Personal Property pertaining to the acquisition, construction, design, engineering, use, operation, condition, management or maintenance of the Subject Premises or Personal Property (the "Warranties"); and (vi) any and all blueprints, plans and specifications regarding the Buildings, improvements and/or fixtures of the Subject Premises (the "Plans").

2. UPREIT Exchange Property. In exchange for all of the above property Pioneer shall receive from UPREIT property having a value of US$ 4,970,453.00 the components which are as follows:

a) The satisfaction at closing of all debt of Pioneer related to the Subject Premises, estimated by the parties at US$3,700,000.00 as of the Date of Closing, and in no event to exceed US$~~3,800,000.00~~,
3,900,000.00 JS JK

b) less a credit for the cost of any landscaping to be completed, or if completed the sums which remain unpaid, for Buildings D and F, as said buildings are depicted on Exhibit A (all such work is uncompleted as of the date of this Agreement, and estimated by the parties at $20,000.00 for completion); the level landscaping for Buildings D and F shall be comparable to other completed Buildings;

c) less a credit of $20.00 per square foot for any portions of the rentable space within Buildings D and F for which stud walls, sheet rock and utility stub-ins have not been completed, or if completed the sums which remain unpaid, as of the Date of Closing (estimated by the parties at $80,000.00, based upon the level of completion as of the date of this Agreement);

d) Less a credit for the net effect of the adjustments contemplated at Section 6 below; and,

e) the balance in limited partner units of UPREIT, valued by the parties for purposes of this transaction at US$120.00 per unit.

All limited partner units shall be transferred to Pioneer at closing by appropriate certificates or other instruments of transfer.

3. Contingencies. The obligation of UPREIT to close hereunder is contingent upon satisfaction or waiver by UPREIT of each of the following conditions on or before 3 days prior to the Date of Closing:

a) the representations and warranties of Pioneer contained in this Agreement will be true and complete now and on the Date of Closing.

b) title to the Subject Premises shall have been found acceptable by UPREIT, or been made acceptable, in accordance with the requirements and terms of Section 4 below.

c) Pioneer shall have performed all of the obligations required to be performed by Pioneer under this Agreement, as and when required by this Agreement.

d) UPREIT shall have determined that it is satisfied with the results of and matters disclosed by surveys, tests, inspections, and environmental reviews of the Subject Premises, all of which shall be obtained, if at all, at UPREIT's expense.

e) UPREIT shall have determined that it is satisfied with its examination and analysis of the Leases, Contracts, Permits, Warranties, Plans and Records (as defined in Section 20, below).

f) UPREIT shall have obtained a commitment for financing to enable UPREIT to consummate the transaction described in this Agreement, which commitment contains terms and conditions reasonably satisfactory to UPREIT.

If any of the forgoing contingencies have not been satisfied or waived by UPREIT on or before 3 days prior to the Date of Closing, then UPREIT may terminate this Agreement, at UPREIT's option, by written notice to that effect to Pioneer not later than 3 days prior to the Date of Closing, in which event this Agreement shall terminate and be of no further force or effect, and any earnest money and any other sums paid by UPREIT hereunder shall be immediately returned to UPREIT. All of the conditions set forth above are for the sole and exclusive benefit of UPREIT, and UPREIT shall have the unilateral right to waive any conditions by notice to Pioneer.

4. Title Examination. Pioneer shall, within 20 days after the date of this Agreement, provide UPREIT with an updated abstract of title for the Subject Premises (which shall include all appropriate searches). UPREIT shall have 15 days after the later of (i) receipt of a title insurance commitment based on such Abstract (the "Commitment") from a title insurer selected by UPREIT or (ii) receipt of a current ALTA/ACSM survey (to be obtained at UPREIT's option and expense) of the Subject Premises, but in no event later than three days prior to the Date of Closing, to examine title and said survey and object to matters disclosed thereby, such objections to be made in writing or deemed waived. Pioneer shall diligently undertake to resolve all matters objected to, and if necessary, the Date of Closing shall be extended to allow Pioneer to do so (provided, however, the Date of Closing shall not be extended more than 60 days from the date of UPREIT's written objections). If all objected to matters are not corrected within 60 days from the date of written objection, this Exchange Agreement may be terminated at the written option of UPREIT, and neither Pioneer nor UPREIT shall have any further obligation with respect to this Agreement. If all objected to matters are corrected within said time or UPREIT elects to close notwithstanding any uncorrected matters, the parties shall promptly close this transaction.

5. Closing. This transaction shall close on or before June 15, 2002 (the "Date of Closing").

(a) On the Date of Closing, Pioneer shall execute and deliver to UPREIT the following:

(i) A Warranty Deed conveying the Subject Premises to UPREIT, free and clear of all liens, charges and encumbrances, except the following (collectively, the "Permitted Encumbrances"):

[a] real estate taxes not yet due and payable;

[b] the reservation of mineral rights by the state of North Dakota;

[c] utility easements, covenants and restrictions not adversely affecting the current or proposed use of the Subject Premises;

[d] Construction, operating and reciprocal easement agreement (the"COREA") with Western State Bank that is filed of record; and

[e] Any others not objected to by UPREIT pursuant to Section 4 hereof. UPREIT will accept title subject to the COREA, and it will not unreasonably object to any other agreements of record with Western State Bank.

(ii) A Bill of Sale conveying the Personal Property to UPREIT free and clear of any liens and encumbrances.

(iii) A FIRPTA Certificate and 1099-S.

(iv) A customary Pioneer's Affidavit completed in a manner allowing the title company to remove the standard title policy exceptions covered thereby.

(v) All other documents affecting title to and possession of the Subject Premises and necessary to transfer or assign the same to UPREIT, free and clear of all liens, charges and encumbrances, except the Permitted Encumbrances.

(vi) To the extent assignable by Pioneer, an assignment of the Contracts, in form reasonably satisfactory to UPREIT, together with the written consent of all parties UPREIT reasonably believes are required to consent to such assignment.

(vii) To the extent assignable by Pioneer, a general assignment, in form reasonably satisfactory to UPREIT, conveying the Permits, Warranties and Plans to UPREIT, free and clear of all encumbrances, together with the written consent of any parties UPREIT reasonably believes are required to consent to such assignment.

(viii) An updated and revised Rent Roll, complete and accurate as of the Date of Closing.

(ix) Notices to the tenants under the Leases, in form reasonably satisfactory to UPREIT, advising them of the sale of the Subject Premises and directing them to make all future rent payments to UPREIT at the place designated by UPREIT.

(x) A Bring Down Certificate, certifying that all representations and warranties of Pioneer contained in this Agreement are true and complete as of the Date of Closing and/or specifying which of same are no longer true and complete. If such Bring Down Certificate contains statements indicating a substantial or material change from the representations or warranties set forth in this Agreement, UPREIT may, at its election by written notice to Pioneer prior to or simultaneous with closing, terminate this transaction in which case neither party shall have any further obligations under this Agreement.

(xi) All security deposits and prepaid rents under the Leases.

(xii) All originals of the, Contracts, Permits, Warranties, Plans, and Records in Pioneer's possession or control.

(xiii) An original of each of the Leases.

(b) On the Date of Closing, UPREIT shall deliver to Pioneer the consideration as set forth in Section 2.

(c) On the Date of Closing, UPREIT and Pioneer shall execute and deliver to one another:

(a) A Reciprocal Easement Agreement, in form acceptable to UPREIT and Pioneer, providing for cross access and utility placement between the Subject Premises and Lots 3 and 4 (which are being retained by Pioneer) over current drives and utility locations; and

(b) An Assignment and Assumption document, in form acceptable to UPREIT and Pioneer, whereby Pioneer assigns to UPREIT and UPREIT assumes from Pioneer all rights and obligations under the Leases.

(d) The closing and delivery of all such documents shall take place at The Vogel Law Firm, 502 First Avenue North, Fargo, ND 58102, or at such other reasonable location as may be agreed upon by UPREIT and Pioneer.

Pioneer agrees to deliver physical possession of the Subject Premises to UPREIT on the Date of Closing. Pioneer shall deliver to UPREIT at closing any abstracts of title relating to the Subject Premises.

6. Adjustments. Pioneer shall pay on or before closing all real estate taxes and installments of special assessments for the year preceding closing (payable in the year of closing). Real estate taxes and installments of special assessments for the year of closing (payable in the year following closing) and thereafter shall be the responsibility of UPREIT.

Within 10 days prior to closing, Pioneer shall provide UPREIT an accounting of all security deposits received from tenants, all common area expense receipts from tenants for the calendar year 2002 and all common area expense expenditures made for the calendar year 2002. Simultaneous with closing, this accounting shall be updated for receipts and expenditures made since the time of the preliminary accounting. The sum representing all security deposits held and rents paid more than one month in advance, plus common area expense receipts for the calendar year 2002, less common area expenditures made for the calendar year 2002, all as of the Date of Closing, shall be transferred from UPREIT to Pioneer as in conjunction with the closing on the Date of Closing. Pioneer and UPREIT shall prorate all rents under the Leases as of the Date of Closing. Except as may be accounted for at Section 2 above, UPREIT shall not reimburse Pioneer for any leasehold improvements installed or constructed by Pioneer under the provisions of any Lease. Pioneer shall notify all utilities serving the Subject Premises of the pending change in ownership and direct that all future billings be made to UPREIT at its notice address with no interruption of service. UPREIT shall, following closing, pay directly or reimburse Pioneer for any reasonable cost or expense constituting an operating cost incurred prior to the Date of Closing, if and to the extent such cost either (a) is to be allocated to tenants as operating costs under the Leases, or (b) pertains to Lots 7 or 8 and represents an amount only for the most recent billing period.

Pioneer will pay the cost of recording all documents necessary to place record title in Pioneer in the condition warranted by Pioneer in this Agreement. UPREIT shall pay all other recording fees and title insurance premiums charged by UPREIT's title insurer. Pioneer shall pay any sales tax due by reason of the transactions contemplated by this Agreement. UPREIT shall pay the costs of issuing the Commitment. UPREIT and Pioneer shall share equally the title company's closing fees.

7. Partnership Units. Of the total of partnership units transferred to UPREIT as part of this transaction, 3040 shall be referred to as "Segment 2" units, and the balance shall be referred to as "Segment 1" units. Segment 1 units shall not generate distributions otherwise payable to the partners of Pioneer until the first distribution date following the earlier to occur of: (a) the date upon which 90% of the rentable space of buildings currently constructed and under construction on Lots 1, 5, 6 and 9 is occupied, or (b) one

year from the Date of Closing. Segment 2 units shall not generate distributions otherwise payable to the partners of Pioneer until the first distribution date following the earlier to occur of: (c) the date upon which 90% of the rentable space within the first building to be constructed on Lot 7 is occupied, or (d) 5 years from the Date of Closing.

8. Minnesota Registration. UPREIT will undertake to register or cause to be registered the shares of Dakota REIT with the Minnesota State Department of Commerce to allow the sale of Dakota REIT shares to Minnesota residents. If such registration is not accomplished by the latter of (a) within twelve months from the Date of Closing, or (b) a time when any partner of Pioneer who is a Minnesota resident wishes to liquidate units of UPREIT either in whole or in part, UPREIT shall, at the election of any such partner and within 30 days following notice of such election, purchase such units for cash at the current price of Dakota REIT shares as determined by the Dakota REIT Board of Trustees under its operative documents.

9. Tax Deferred Transaction. UPREIT acknowledges that Pioneer and its partners intend to undertake this transaction so as to the greatest extent possible qualify under Section 721 of the Internal Revenue Code. UPREIT shall cooperate with Pioneer and sign such agreements, documents, and forms and otherwise undertake such actions so as to accomplish this goal.

10. As Is; Representations and Warranties. BUYER ACKNOWLEDGES THAT BUYER HAS HAD OR WILL HAVE THE OPPORTUNITY TO REVIEW AND INSPECT THE SUBJECT PREMISES. SUBJECT TO THE REPRESENTATIONS AND WARRANTIES OF PIONEER EXPRESSLY SET FORTH IN THIS AGREEMENT, UPREIT ACKNOWLEDGES THAT BUYER IS PURCHASING THE SUBJECT PREMISES IN AN AS-IS, WHERE-IS, WITH ALL FAULTS AND VIRTUES CONDITION, WITHOUT OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER FROM SELLER.

Pioneer represents and warrants to UPREIT as follows:

(a) Organization; Authority. Pioneer is a validly organized limited liability partnership and is in good standing under the laws of the State of North Dakota; Pioneer is duly qualified to transact business in the State of North Dakota; Pioneer has the requisite power and authority to execute and perform this Agreement and those Pioneer's closing documents to be signed by it; such documents have been duly authorized by all necessary partnership action on the part of Pioneer and at the closing shall have been duly executed and delivered; such execution, delivery, and performance by Pioneer of such documents do not conflict with or result in a violation of Pioneer's agreement of partnership, any judgment, order, or decree of any

court or arbiter to which Pioneer is a party, or any agreement by which Pioneer is bound; and such documents are and shall be valid and binding obligations of Pioneer, enforceable in accordance with their terms.

(b) Leases. The information regarding the Leases contained in the Rent Roll, attached hereto as Exhibit C, is correct and complete as of the date of this Agreement. The Leases are in full force, and, to the best of Pioneer's knowledge, neither Pioneer nor any tenant is in default under the Leases. There are no other leases or possession rights of others regarding the Subject Premises other than the agreement with Western State Bank referred to in Section 5(a)(i)[d], above and any other easements, restrictions and covenants of record. (Further, UPREIT and Pioneer agree to execute and deliver the Reciprocal Easement Agreement referred to in Section 5(c)(a), above.) With the exception of the improvements and costs referred to in Sections 2(b) and 2(c) of this Agreement, all obligations of Pioneer under the Leases for which performance is currently required, including without limitation alterations and construction of leasehold improvements, have been, or by the Date of Closing shall have been, performed, completed, and paid for.

(c) Contracts. The Contracts are in full force and neither Pioneer nor any other party to the Contracts, to the best knowledge of Pioneer, is in default under the Contracts. All other contracts in effect regarding the Subject Premises may be terminated by Pioneer at its sole option on or before the Date of Closing.

(d) Permits. The Permits are in full force, and Pioneer is not in default under the Permits. No other permits, to the best knowledge of Pioneer, are required from any governmental entity in order to operate the Subject Premises as it is now operated and is now contemplated to be operated.

(e) Utilities. Pioneer has received no notice of actual or threatened reduction or curtailment of any utility service now supplied to the Subject Premises.

(f) Certificates of Occupancy. Pioneer has no notice of actual or threatened cancellation or suspension of any certificates of occupancy for any portion of the Subject Premises.

(g) Environmental Laws. No toxic or hazardous substances, to the best of Pioneer's knowledge, or wastes, pollutants, or contaminants (including, without limitation, asbestos, urea formaldehyde, the group of organic compounds known as polychlorinated biphenyls, petroleum products including gasoline, fuel oil, crude oil, and various constituents of such products, and any hazardous substance as defined in the Comprehensive

Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. §§ 9601-9657, as amended) have been generated, treated, stored, released, or disposed of, or otherwise placed, deposited in, or located on the Subject Premises, except in compliance with all applicable laws, nor has any activity been undertaken on the Subject Premises that would cause or contribute to (a) the Subject Premises to become a treatment, storage, or disposal facility within the meaning of, or otherwise being within the ambit of, the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. § 6901, et seq., or any similar state law or local ordinance; (b) a release or threatened release of toxic or hazardous wastes or substances, pollutants, or contaminants, from the Subject Premises within the ambit of CERCLA or any similar state law or local ordinance; or (c) the discharge of pollutants or effluents into any water source or system, the dredging or filling of any waters, or the discharge into the air of any emissions that would require a permit under the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., or the Clean Air Act, 42 U.S.C. § 7401, et seq., or any similar state law or local ordinance. No substances or conditions, to the best of Pioneer's knowledge, exist in or on the Subject Premises that may support a claim or cause of action under RCRA, CERCLA, or any other federal, state, or local environmental statutes, regulations, ordinances, or other environmental regulatory requirements No above-ground or underground tanks are located in or about the Subject Premises or have been located under, in, or about the Subject Premises and have subsequently been removed or filled.

(h) Rights of Others to Purchase Subject Premises. Pioneer has not executed any other contracts for the sale of the Subject Premises, and there are no existing rights of first refusal or options to purchase the Subject Premises or any other rights of others that might prevent the consummation of this Agreement.

(i) Pioneer's Defaults. Pioneer, to its best knowledge, is not in default concerning any of its legal obligations or liabilities regarding the Subject Premises.

(j) Operating Statements. The operating statements for the Subject Premises that have been supplied by Pioneer to UPREIT are correct and complete.

(k) FIRPTA. Pioneer is not a "foreign person," "foreign partnership," "foreign trust" or "foreign estate," as those terms are defined in Section 1445 of the Internal Revenue Code.

(l) Use of Subject Premises. Pioneer's current use of the Subject Premises, to the best knowledge of Pioneer, does not violate any federal, state, local, or

other governmental building, zoning, health, safety, platting, subdivision, or other law, ordinance, or regulation, or any applicable private restriction, and such use is a legal conforming use.

(m) Americans With Disabilities Act. The Buildings are readily accessible to and usable by persons with disabilities, and, to the best of Pioneer's knowledge, the primary function areas of the Buildings, including without limitation the common areas, public areas, lobbies, dining areas, parking areas, wash and toilet rooms, and public telephone and drinking fountain areas, and the path of travel to and from any such primary function area, comply with Title III of the Americans With Disabilities Act of 1990 (the "ADA") and the ADA Accessibility Guidelines for Buildings and Facilities.

(n) Proceedings. Pioneer has not received any notice of, nor is Pioneer aware of, any action, litigation, investigation, condemnation, violation, or proceeding of any kind from any federal, state, or local government entity against Pioneer or related to any portion of the Subject Premises.

(o) Agents and Employees. No management agents or other personnel employed in connection with the operation of the Subject Premises have the right to continue such employment after the Date of Closing. There are no claims for brokerage commissions or other payments with respect to the Subject Premises, including such claims with respect to Leases, that will survive and remain unpaid after the Date of Closing.

(p) Condition. All mechanical, electrical, heating, air conditioning, drainage, sewer, water, and plumbing systems are in proper working order.

Pioneer will indemnify UPREIT, its successors, and assigns, against, and will hold UPREIT, its successors, and assigns, harmless from, any expenses or damages, including reasonable attorneys' fees, that UPREIT incurs because of the breach of any of the above representations and warranties. Consummation of this Agreement by UPREIT with knowledge of any breach of any representation or warranty by Pioneer will not constitute a waiver or release by UPREIT of any claims due to such breach.

11. <u>Damage. Destruction and Eminent Domain</u>.

(a) If, prior to closing, the Subject Premises or any part thereof is damaged or destroyed by fire, elements or any other cause, UPREIT may terminate this Exchange Agreement if UPREIT reasonably determines that such damage or destruction has a material adverse affect on the Subject Premises and the insurance proceeds to be received therefrom are not sufficient to repair such damage or destruction. If UPREIT elects to proceed and consummate this Agreement despite said damage or destruction, there shall be no reduction

in or abatement of the purchase price, but Pioneer shall assign to UPREIT all of Pioneer's right, title and interest in and to all insurance proceeds relating to said damage or destruction.

(b) If, prior to closing, the Subject Premises or any part thereof is taken by eminent domain, UPREIT may terminate this Exchange Agreement. If UPREIT elects to proceed and to consummate this Agreement despite such taking, there shall be no reduction in or abatement of the purchase price, but Pioneer shall assign to UPREIT all Pioneer's right, title and interest in and to any award in the condemnation proceedings.

12. Assignment. UPREIT may not, without Pioneer's written consent, assign its rights, duties and obligations under this Exchange Agreement, which consent may be withheld in Pioneer's sole discretion. Even if consented to by Pioneer, such assignment shall not release UPREIT from any of its obligations hereunder.

13. Survival. All of the terms, covenants, conditions, representations, warranties and agreements of this Exchange Agreement shall survive and continue in force and effect and shall be enforceable after the Date of Closing and delivery of the Warranty Deed. With respect to the covenants, conditions, representations and warranties of UPREIT and the rights of Pioneer, the same may also be enforceable by any subsequent lawful holder of the units of UPREIT to be transferred by Pioneer as part of this transaction.

14. Notices. Any notice or election required or permitted to be given or served by any party hereto upon any other shall be deemed given or served in accordance with the provisions of this Exchange Agreement if said notice or election is (a) delivered personally, or (b) mailed by United States certified mail, return receipt requested, postage prepaid and in any case properly addressed as follows:

If to Pioneer: Pioneer Center, LLP
c/o Jeff Schlossman
1747 7th St. S.
Fargo, ND 58103

If to UPREIT: Dakota UPREIT Limited Partnership
Attn: Jim Knutson
1121 Westrac Drive
Fargo, ND 58103

With a copy to: Gary A. Renneke
Larkin, Hoffman, Daly & Lindgren, Ltd.
1500 Wells Fargo Plaza

7900 Xerxes Avenue South
Bloomington, MN 55431-1194

Each such mailed notice or communication shall be deemed to have been given on the date the same is deposited in the United States mail. Each such delivered notice or communication shall be deemed to have been given upon the delivery. Any party may change its address for service of notice in the manner above specified.

15. Captions, Exhibits. The paragraph headings or captions appearing on this Exchange Agreement are for convenience only, are not a part of this Exchange Agreement and are not to be considered in interpreting this Exchange Agreement. All exhibits to this Agreement are incorporated in and made a part of this Agreement.

16. Entire Agreement; Modification. This Exchange Agreement constitutes the entire and complete agreement between the parties and supersedes any prior oral or written agreements between the parties with respect to the Subject Premises. It is expressly agreed that there are no verbal understandings or agreements which in any way change the terms, covenants and conditions set forth herein, and that no modification of this Exchange Agreement and no waiver of any of its terms and conditions shall be effective unless in writing and duly executed by the parties.

17. Binding Effect. All covenants, agreements, warranties and provisions of this Exchange Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, representatives, successors and assigns. When used herein, the singular shall include the plural, the plural shall include the singular, and the use of one gender shall include all other genders, as and when the context so requires.

18. Controlling Law. This Exchange Agreement has been made and entered into under the laws of the State of North Dakota, and said laws shall control its interpretation.

19. Rules of Construction. The parties acknowledge that they have both had the opportunity to have this Agreement reviewed by their respective attorneys, and that they have an equal bargaining position in this transaction. No rule of construction that would cause any ambiguity in any provision to be construed against the drafter of this document shall be operative against either UPREIT or Pioneer.

20. Buyer's Due Diligence. UPREIT may at any time while this Agreement is pending inspect all records of Pioneer regarding the Subject Premises, including all records regarding management and leasing, real estate taxes and assessments, insurance, tenants, construction, maintenance, repairs, capital improvements, leases, and operating expenses, but excluding tax returns and such other records as are normally viewed as confidential, if such other records are not necessary, in UPREIT's reasonable judgment,

to the continued development, operation, management and leasing of the Subject Premises (collectively, the "Records"). Pioneer shall maintain the Records at its address set forth in Section 14 of this Agreement and shall produce the same to UPREIT at such address upon UPREIT's request. UPREIT shall have the right to make copies of any of the Records. From and after the date hereof, Pioneer shall allow UPREIT and UPREIT's agents access to the Subject Premises for the purpose of investigation, examination, surveying and testing. UPREIT shall pay all costs and expenses of the same and shall indemnify and hold Pioneer harmless from all costs and liabilities relating to UPREIT's activities (excluding any costs or liabilities Pioneer may incur as a result of adverse conditions, such as environmental problems, that may be discovered by UPREIT in the course of such activities). UPREIT shall repair and restore any damage to the Subject Premises caused by UPREIT's activities.

IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be executed as of the day and year first above written.

PIONEER CENTER, LLP

By: ______________________
Jeff Schlossman, Partner

By: ______________________
PARTNER

DAKOTA UPREIT LIMITED PARTNERSHIP

By: Dakota REIT, General Partner

By: ______________________
George Gaukler, President

F:\US\DAB\Pioneer\PA7.doc 5/13/02

EXHIBIT A
Site Plan


PRAIRIE PARKWAY
13TH AVENUE EAST
NINTH STREET EAST
A-1
A-5
A-9
A-13
CHINA KING
D'LEARYS
RED RIVER COFFEE
B-1
B-5
LEES LAUNDRY
GOOD THINGS
C-1
C-5
C-9
C-13
C-17
C-21
WESTERN STATE BANK
D-1
D-5
D-9
D-13
GOOD THINGS
WESTERN SOPHISTICATE
GREAT CLIPS
NAILS
PENDELTONS
E-1
E-13
E-17
F-1
F-5
F-9
LITTLE FIELDS
DOMINOS
PAD 2
PAD 3


PIONEI
CENTE
WEST FARG
NORTH

Exhibit 6o-15


13TH AVENUE SOUTH
PRAIRIE PARKWAY
9TH STREET EAST
14TH AVE E
K.A.S.S.
1
BLOCK 1
2 ADD
BLOCK ONE
N88°30'53"E
N01°09'08"W
710.00'
S02°06'18"E
710.10'
S88°50'52"W
839.60'
Bank
2
(70,866)
1
(63,562)
Building A
13,340 SF
$11,752.67 Monthly Rent
3
(42,938)
4
(43,187)
Building B
4,720 SF
9
(37,380)
$4,031.67
Monthly
Rent
Building C
25,000 SF Potential Building
123,028 SF Land
7
(84,081)
Building D
8,000 SF
+30,000 SF Land
8
(38,947)
+30,000 SF Land
Building E
10,730 SF
6
(85,516)
$9,196.67 Monthly Rent
55,516 SF Land
Building F
8,170 SF
$8,620.43
Monthly Rent
5
(42,814)
10' CASS CO. ELEC. EASE.
11.25' NWB TEL. EASE.
20' UTILITY / ACCESS EASEMENT
ACCESS EASEMENT 230.00'
BLK 5
CHARLESWOOD 1ST ADD
CHARLESWOOD 2ND ADD
BLOCK 1
LEGEND
IRON MONUMENT FOUND
IRON MONUMENT PLACED
LOT AREAS IN SQ. FT.
EASEMENTS SHOWN
S OTHERWISE NOTED:
PIONEER CENTER FIRST ADDITION
PIONEER FIRST ADDITIO
WEST FARGO, NORTH

Exhibit 6o-16

EXHIBIT B
Personal Property

Garbage Cans
Planters

EXHIBIT C
Rent Roll

Bldg.	Tenant	Eff.Date of Lease	Exp, Date of Lease	Square Feet	Base Rent Per Month	Annual Rent	Vacant	PSF Rent	Base Rent Dates	Percent Vacant
Bldg. A	VACANT			2,800		$28,700.00	$28,700	$10.25		
	O'Leary's Irish Pub & Grill	10/01/01	06/30/05	4,940	$4,219.58	$50,634.96		$10.25	10/01/01 thru lease term	
	Red River Coffee			1,400	$1,195.83	$14,349.96		$10.25		
	China King	11/17/98	04/31/09	4,200	$3,587.50	$43,050.00		$10.25	Lease Term	
	SUBTOTAL			13,340		$136,734.92	$28,700.00			21%
Bldg. B	VACANT			1,520		$15,579.00	$15,579	$10.25		
	Karl Bucholtz		5 yrs.	800	$800	$9,600.00		$12.00		
	Leef Brothers, Inc.	12/03/98	12/31/03	2,400	$2,050	$24,600.00		$10.25	Lease Term + 5 yr. ext + another 5 year ext. w/CPI % increase	
	SUBTOTAL			4,720		$49,779.00	$15,579.00			31%
Bldg. D	Good Things Floral &	05/30/02	05/31/12	4,000		$48,000.00		$12.00	$11.00 from 05/30/02 to 05/01/03	
	VACANT - Messanine			700		$4,200.00	$4,200	$6.00		
	VACANT (Red River Coffee planned)			1,500		$15,375.00	$15,375	$10.25		
	VACANT - Main Floor			2,940		$30,135.00	$30,135	$10.25		
	VACANT - Messanine			1,750		$10,500.00	$10,500	$6.00		
	SUBTOTAL			10,890		$108,210.00	$60,210.00			56%
Bldg. E	Alterations Sew Special	07/01/02	12/31/03	2,000	$1,708.33	$20,499.96		$10.25	Lease Term	
	Fashion Nails	05/18/01	06/30/06	975	$975	$11,700.00		$12.00	Lease Term	
	Great Clips Hair	06/22/00	08/31/05	1,000	$854.17	$10,250.04		$10.25	Lease Term	
	Pendleton	09/01/01	08/31/05	2,800	$2,391.67	$28,700.04		$10.25	CAM Capped at 3% Increase	
	VACANT - Temp Security			965		$9,890.00	$9,890	$10.25		
	Western Sophisticates &	06/22/00	08/31/05	3,000	$2,562.50	$30,750.00		$10.25	$11.25 from 08/31/03 to 08/31/05	
	SUBTOTAL			10,740		$111,790.04	$9,890			9%
Bldg. F	Littlefields, LLC	07/26/01	09/30/11	4,070	$5,765.83	$69,190.00		$17.00	Lease Term	
	Domino's	01/01/02	12/31/06	1,700	$1,558.33	$19,550.00		$11.50	$12.00 from 08/31/03 to 12/31/06 Two - 5 yr. option @ $13.00 & $15.00	
	One World - Main Floor	06/01/02	03/31/07	2,400		$26,400.00		$11.00		
	Mezzanine			800		$3,600.00		$4.50		
	SUBTOTAL			8,970		$118,740.00	$0			0%
	TOTAL						$114,379			
	TOTAL Leaseable Area:			48,660						22%

Exhibit 60-19

PURCHASE AGREEMENT

Date December 17, 2002

I (We) Dakota UPREIT LP of 1121 Westrac Drive, Suite 108 Fargo ND 58103-2385 hereinafter referred to as purchaser, offer to purchase from George Gaukler of PO Box 446, Valley City, ND 58072 hereinafter referred to as seller, the following described Real Estate:

An 80% tenant-in-common interest in: Westlake Townhomes II
3140 - 3170 32nd St. SW
Fargo, ND

Located in the county of Cass State of North Dakota
Price to include all items and equipment that are attached to the property (such as TV antenna, water softener, if property of the owner, built-in stove, curtain rods and light fixtures) shall be included except

The following personal property is also included as a part of the property for said purchase price:
Stoves, Refrigerators, and Washers & Dryers.

2. Purchase Price the sum of Dollars ($ 1,800,000.00)
Earnest money herewith Dollars ($)
On 20 , as additional earnest money, the sum of Dollars ($)
On owner's acceptance.
Balance of Purchase Price Dollars ($ 1,800,000.00)
shall be paid upon delivery of deed.
Financing terms: Purchaser to provide cash and a mortgage from First International Bank and Trust for the full purchase price.

3. By acceptance thereof the Seller agrees to deliver to the Buyer an up to date abstract showing marketable title in the name of theSeller. Buyer shall have a reasonable time to examine said abstract of title and shall allow the Seller 45 days after notification in which to cure any defects which may appear therein. The Seller further agrees to deliver a good and sufficient Deed, free and clear of all liens and encumbrances except zoning ordinances, building and use restrictions, easement of record and common access agreement for driveways and parking.

4. Rent, taxes and the installment of special assessments (if assumed by the buyer) for the current year shall be prorated between buyer and seller as of the date of possession.
Special assessments not certified to the county treasurer for collection shall be paid by seller

5. Seller further agrees to deliver possession of the premises to purchase on December 31, 2002.
Closing and possession could be sooner if all parties agree.

6. Purchaser hereby deposits with NA the sum of $, in the form of , as earnest money, receipt of which is hereby acknowledged, to be held in escrow, and returned in the event of refusal or failure of the Seller to accept this offer within days, from date hereof. In the event the Seller performs all his obligations after acceptance and the purchaser shall fail to consummate the purchase, the Seller shall be paid the earnest money so held in escrow as liquidated damages for such failure to consummate the purchase, without prejudice to other rights and legal remedies. Time is of the essence for all covenants and conditions in this entire agreement.

7. It is understood between the parties hereto that the property herein sold has been inspected by the Buyer, or his or their agent, and that the same is being purchased as a result of such inspection.

8. It is understood that Valley Realty is acting as agent and will in no case whatsoever be held liable to either party for the performance of any term or covenant of this agreement or for damages for nonperformance thereof.

9. Other conditions: George Gaukler, a real estate broker, is a principal in this transaction.

LICENSEE

Dakota UPREIT
PURCHASER

WITNESS

PURCHASER George Gaukler, President

0. The undersigned Seller hereby accepts the above offer to sell on the terms stated, agrees to keep and maintain the premises in their present condition until completion of this sale and delivery of possession, and to keep buildings thereon reasonably insured against loss by fire and extended coverage hazards, during said period.

X
SELLER

*** FISMA & OMB Memorandum M-07-16 ***
Social Security Number

Exhibit 6o-20

Social Security Number

PURCHASE AGREEMENT

Date December 31, 2002

1. I (We) Dakota UPREIT LP of 1121 Westrac Drive, Suite 108 Fargo, ND 58103-2385 hereinafter referred to as purchaser, offer to purchase from W.W. Realty Company Partnership of 304 10th St. North, Fargo, ND 58102 hereinafter referred to as seller, the following described Real Estate:

A 20% tenant-in-common interest in: Westlake Townhomes II
3140 - 3170 32nd St. SW
Fargo, ND

Located in the county of Cass State of North Dakota

Price to include all items and equipment that are attached to the property (such as TV antenna, water softener, if property of the owner, built-in stove, curtain rods and light fixtures) shall be included except none

The following personal property is also included as a part of the property for said purchase price:
Stoves, Refrigerators, and Washers & Dryers.

2. Purchase Price the sum of Dollars ($ 450,000.00)
Earnest money herewith Dollars ($)
On 20 , as additional earnest money, the sum of Dollars ($)
On owner's acceptance.
Balance of Purchase Price Dollars ($ 450,000.00)
shall be paid upon delivery of deed.
Financing terms: Purchaser to provide 3,600 Dakota UPREIT Liminted Partnership units for sellers 20% interest in the property.

3. By acceptance thereof the Seller agrees to deliver to the Buyer an up to date abstract showing marketable title in the name of theSeller. Buyer shall have a reasonable time to examine said abstract of title and shall allow the Seller 45 days after notification in which to cure any defects which may appear therein. The Seller further agrees to deliver a good and sufficient Deed, free and clear of all liens and encumbrances except zoning ordinances, building and use restrictions, easement of record and common access agreement for driveways and parking.

4. Rent, taxes and the installment of special assessments (if assumed by the buyer) for the current year shall be prorated between buyer and seller as of the date of possession.
Special assessments not certified to the county treasurer for collection shall be paid by seller

5. Seller further agrees to deliver possession of the premises to purchase on December 31, 2002.
Closing and possession could be sooner if all parties agree.

6. Purchaser hereby deposits with NA the sum of $, in the form of , as earnest money, receipt of which is hereby acknowledged, to be held in escrow, and returned in the event of refusal or failure of the Seller to accept this offer within ______ days, from date hereof. In the event the Seller performs all his obligations after acceptance and the purchaser shall fail to consummate the purchase, the Seller shall be paid the earnest money so held in escrow as liquidated damages for such failure to consummate the purchase, without prejudice to other rights and legal remedies. Time is of the essence for all covenants and conditions in this entire agreement.

7. It is understood between the parties hereto that the property herein sold has been inspected by the Buyer, or his or their agent, and that the same is being purchased as a result of such inspection.

8. It is understood that Valley Realty is acting as agent and will in no case whatsoever be held liable to either party for the performance of any term or covenant of this agreement or for damages for nonperformance thereof.

9. Other conditions: George Gaukler, a real estate broker, is a principal in this transaction.

LICENSEE

Dakota UPREIT
PURCHASER

WITNESS

PURCHASER George Gaukler – President

10. The undersigned Seller hereby accepts the above offer to sell on the terms stated, agrees to keep and maintain the premises in their present condition until completion of this sale and delivery of possession, and to keep buildings thereon reasonably insured against loss by fire and extended coverage hazards, during said period.

SELLER

45-0395020
Social Security Number

Exhibit 6o-21

Social Security Number

SUBSCRIPTION AGREEMENT

32nd Center Limited Liability Limited Partnership
1330 West Main
P.O. Box 446
Valley City, ND 58072

Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of Units of Limited Partnership of 32nd Center Limited Liability Limited Partnership, a North Dakota limited liability limited partnership (the "Partnership").

1. Purchase: Terms of Offering.

Subject to the terms and conditions of this Subscription Agreement the undersigned irrevocably agrees to purchase __8__ Units (representing $50,000 per Unit) and tenders herewith the cash contribution as set forth on Page 4 below.

If for any reason the subscription is rejected, all amounts received hereunder shall be returned within 14 days without interest or deductions, together with this Subscription Agreement.

2. Representations and Warranties.

The undersigned hereby makes the following representations and warranties to the Partnership and agrees to indemnify, hold harmless and pay all judgments of and claims against the Partnership from any liability or injury incurred as a result of any misrepresentation herein or any warranties not performed by the undersigned.

(a) Except as hereinafter set forth, I am the sole and true party in interest and am not purchasing for the benefit of any other persons. I am an accredited investors as defined in the Securities Act of 1933 and have sufficient means to bear the economic risks of this investment, even if the investments results in a total loss.

(b) If the undersigned is a corporation, partnership, trust or other entity, (1) it is duly organized, validly existing and in good standing and has all the requisite power and authority to invest in the Units as provided herein; (2) such investment does not result in any regulation applicable to it; (3) such investment has been duly authorized by all necessary action on behalf of the undersigned; and (4) this Subscription Agreement has been duly executed and delivered on behalf of the

undersigned and constitutes a legal, valid and binding agreement of the undersigned.

(c) I have consulted with the following advisor(s), if any (such advisor(s) are hereinafter collectively referred to as the "Purchaser Representative") (if NONE, so indicate):

(d) I and/or my Purchaser Representative have read and analyzed and are familiar with the Private Investment Letter Memorandum dated April 16, 2003, this Subscription Agreement, and other related documents, and I confirm that all documents requested by me and/or my Purchaser Representative have been made available to us, and that we have been supplied with all of the additional information concerning this investment that we have requested.

(e) I personally, or together with my Purchaser Representative, have such knowledge and experience in financial and business matters that I am, or we are, capable of evaluating the merits of risks of this investment.

(f) I understand that an investment in the Units is highly speculative and subject to substantial risks. I am capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of the complete loss of all contributed capital, the lack of a public market, and the limited transferability of the Units, such that it might not be possible to readily liquidate this investment.

(g) I have been advised that the following persons will receive compensation as brokers, salespersons, purchaser representative or in any other capacity in connection with my purchase of the Units (if NONE, so indicate):

(h) The solicitation of this offer to purchase Units was directly communicated to me by the Partnership through the Private Investment Letter Memorandum to which this Subscription Agreement is attached. I was able to ask questions of and receive answers from the General Partner concerning the terms and conditions of this transaction and, at no time was I presented with or solicited by or through any leaflet, public promotional meeting, television advertisement, or any other form of general advertising.

(i) The Units are being acquired in good faith, solely for my own account, for investment purposes, and are not being purchased with a view to the resale, distribution, subdivision, or fractionalization thereof.

(j) No representations or promises have been made concerning the marketability or

value of the Units. The undersigned understands the restrictions on transfer described in the Private Investment Letter Memorandum. The undersigned further acknowledges and agrees that, because the Units have not been registered under the Securities Act of 1933, as amended, and are being offered and sold pursuant to an exemption from registration, the undersigned must continue to bear the economic risk of his investment in the Units for an indefinite period of time.

(k) The Units will not be resold or otherwise disposed of, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws or the Partnership receives an opinion of counsel satisfactory to it that an exemption from registration is available.

(l) I am aware of the following:

(1) There are substantial restrictions on the transferability of the Units, the Units will not be registered under the Securities Act of 1933, or the securities laws of any state, and any such registration is unlikely. In addition, investors in the Partnership have no right to require that the Units be registered under the Securities Act of 1933 or the securities laws of any state.

(2) No federal or state agency has made any finding or determination as to the fairness or public investment, nor any recommendation nor endorsement of the Units.

(m) The representations, warranties, agreements and acknowledgments contained herein and the information set forth in the Suitability Questionnaire executed by me, a copy of which is attached hereto, is true and correct, and may be relied on by the Partnership in determining whether to accept or reject this Subscription. In addition, all such representations, warranties, agreements and acknowledgments shall survive the purchase of the Units.

(n) I have not distributed the Private Investment Letter Memorandum to anyone other than my Purchaser Representative and no persons other than myself and my Purchaser Representative have used this Private Investment Letter Memorandum or any copies thereof.

(o) I hereby agree to indemnity the Partnership and hold the Partnership harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

(1) Any inaccuracy in my declarations, representations, and warranties herein

above set forth;

(2) My disposition of any of the Units contrary to my foregoing declarations, representations and warranties.

3. Title.

The undersigned desires to take title to this interest as follows (check one):

_____X_____ (a) Separate Property
___________ (b) Joint Tenancy
___________ (c) Community Property
___________ (d) Tenancy in Common

The exact spelling of the name(s) under which title to the Units shall be taken is (please print): Dakota UPREIT Limited Partnership

4. Restriction on Transferability.

The undersigned agrees not to transfer or assign the obligations or duties contained in this Subscription Agreement, or any of the interest the investor obtains as a result of entering into this Subscription Agreement without the express written consent of the General Partner.

5. Regulation D.

Notwithstanding anything contained herein to the contrary, every person or entity who, in addition to or in lieu of the undersigned, is deemed to be a purchaser pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, makes and joins in making all of the covenants, representations, and warranties made by the undersigned.

6. Acceptance.

Execution and delivery of this Subscription Agreement and tender of the payment referenced in Paragraph 1 above shall constituted an irrevocable offer to purchase the Units indicated, which offer may be accepted or rejected by the Partnership.

TOTAL UNITS SUBSCRIBED: 8
DOLLAR AMOUNT: $ 400,000.00

MAKE ALL CHECKS PAYABLE To: 32nd Center Limited Liability Limited Partnership

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 5th day of May, 2003.

(Signature of Investor) (Additional signature if joint ownership)

Dakota UPREIT LP
Please print name (investor) Please print joint owner's name (if any)

1121 Westrac Drive, Suite 108
Street

Fargo, ND 58103-2385
City State ZIP

701-293-0064
Telephone No.

ACCEPTED BY:

32nd CENTER LIMITED LIABILITY LIMITED PARTNERSHIP

By: ____________________
Dated: ____________________

SUITABILITY QUESTIONNAIRE

Please complete, sign, date and return one copy of this Questionnaire to 32nd Center Limited Liability Limited Partnership (the "Partnership") or its authorized representative along with your Subscription Agreement. Your subscription will not be accepted until the Partnership determines that you satisfy the suitability standards set forth in the Private Investment Letter Memorandum dated __April 16, 2003__. If the answer to any question is "None" or "Not Applicable," please so indicate:

Name ____Dakota UPREIT LP________ Occupation____________________

Address____Fargo, ND______________ Numbers of Yrs at Occupation________

Home Telephone____________________ Type of Business____________________

Date of Birth______________________ Present Employer____________________

Social Security Number______________ Position/Title____________________

1. Net Worth and Income:
   (a) I had an individual gross income in excess of $__________________ in the last tax year and $____________________ in the preceding tax yes, and expect income in excess of $______________ for the current tax year.

   (b) I have assets of at least $_25,000,000____.

2. Are there any suits outstanding, pending litigation or claims against you which could materially affect your net worth as reported on this questionnaire?__No__ If yes, please explain:

3. Investment experience:
   (a) Please indicate the frequency of your investment in marketable securities:
   ( ) Often (X) Occasionally ( ) Seldom ( ) Never

   (b) Please indicate the frequency of your investment in securities in which no market is made:
   ( ) Often (X) Occasionally ( ) Seldom ( ) Never

4. Are you acting solely on your account: ( ) Yes (X) No

Agent Trustee Partner <u>Corporate Officer</u>
Joint Tenant Tenant in Common Other__________________________

(a) Please list the name, address and telephone number of all persons that you represent.

(b) Please attach evidence of your authority to represent the person(s) named above. (Partnership Agreement, Trust Agreement, Corporate Resolution, etc.)

5. I intend to rely on the following purchaser representative to assist me in evaluation the risks and merits of an investment in the Units. I hereby authorize the Partnership to furnish this Purchaser representative on my behalf with any and all information which he may deem appropriate in evaluating an investment in the Units of the Partnership. (Please obtain your purchaser representatives's permission before submitted his name).

Name ____________________________________
Address____________________________________
Telephone No. ______________________________

(Please attach an executed copy of the Purchaser Representative Questionnaire.)

6. I hereby acknowledge that the Units offered involve a high degree of risk. The purchaser of an interest in this Limited Partnership is appropriate for me as an investor because I have no need for liquidity in said investment and can afford to make such an investment which I understand cannot be readily sold, transferred or assigned. I have adequate other means of providing for my current needs and contingencies even if the investment to be made herein results in a total loss for me. I understand that sales of these Units will be made to persons who satisfy the financial requirements of an "accredited investor" as defined in Regulation D.

The above information is true and correct in all material respects and I recognize that the Partnership is relying on the truth and accuracy of such information in offering Units pursuant to the exemption contained in Section 3 (a)(11) and 4(2) of the Securities Act of 1983, as amended and Regulation D which has been promulgated thereunder.

Dated: May 5, 2003

Signature of Investor

Dakota REIT

Printed Name of Investor

Exhibit 6p-8

RENTAL MANAGEMENT AGREEMENT

THIS AGREEMENT, Made by and between VALLEY RENTAL SERVICE, INC., Valley City, ND (hereinafter referred to as "VRS") and Dakota UPREIT LP, 1121 Westrac Drive, Fargo, ND 58102 (hereinafter referred to as "owner").

RECITALS

WHEREAS, The above referenced owner owns Westlake Townhomes II, located at 3140-3170 32nd Street South, Fargo, ND (the property).

WHEREAS, The above referenced parties have negotiated the terms and conditions for the rental management of the property.

NOW THEREFORE, the parties hereto, in consideration of the foregoing recitals, do hereby agree as follows:

A. Management Services provided by VRS:

1. Handle all tenant contact.
2. Provide lease agreements, tenant handbooks, and other paperwork necessary in the lease process.
3. Pre qualifications of tenants, which includes:
   a. Credit check.
   b. Criminal background check.
   c. Prior landlord check.
   d. Reviewed and approved by management.
4. Follow the guidelines of the Crime Free Multi-Housing Program.
5. Complete lease and security deposit agreements - maintain security deposit account.
6. Rent collection services, including a full time accounts receivable person trained in small claims collection process.
7. Review and payment of bills.
8. Hire and supervise on site personnel.
9. Oversee the marketing of the project.
10. Secure property insurance and manage claims. (Valley Rental Service, Inc. to be listed as an additional insured on the building insurance policy)
11. Oversee all subcontractors including lawn care and snow removal.

12. Financial reporting.

   a. Quarterly cash flow statements
   b. Annual financial statement (cash or accrual) ready for tax preparation.
   c. Annual budget.
   d. Monthly occupancy reports available upon request.
   e. Cash payment to owner monthly, based on projected income and expenses adjusted quarterly and annually to actual amounts.

B. VRS Personnel

VRS employs on site managers that will generally manage several buildings in the same area. In addition, cleaning and maintenance personnel are hired where needed. The cost for these employees is prorated and paid by the individual apartment buildings.

1. The management responsibilities include:

   a. Handle leasing arrangements with tenants; ie. check in and out, rent collection, etc.

   b. Take tenant calls.

   c. Responsible to see that vacated units are rentable in a timely manner.

   d. Show available units.

   e. Oversees other personnel necessary to keep project maintained; ie. snow/lawn, plumber, etc.

   f. The on site manager may provide maintenance, cleaning services, and site care, personally.

2. Cost allocation includes:

   a. Property to reimburse VRS for the gross salary of the on site manager, pro rated by building, plus 25% overhead which covers employer taxes, workers compensation, health insurance, etc. Other maintenance employees of VRS will be billed on an hourly bases, which will include overhead, for actual hours worked.

   b. We allocate $10.00 per unit per month of the on site mangers salary to caretaker fees in the property budget and the balance to maintenance expense.

C. Marketing Services

VRS employees a full time marketing person in the Fargo market. This person is available to market units during the initial rent up stage, and continuing once the project is occupied. We also use the services of a local rental agency on a per unit bases.

1. Initial rent up - (cost to be assumed by developer).

   a. Assistance in developing brochures, banners, etc.
   b. Assist in setting up a model unit.

c. Develop and schedule advertising - costs paid by project.
d. Conduct open houses.

2. Ongoing marketing after initial rent up.

a. Although our apartment managers are available to show and rent units, we find that someone with advanced marketing skills provides a higher level of prospect closings, and therefore a higher project occupancy, then the use of on site mangers alone.
b. In addition to VRS marketing person, we use the services of local rental agencies on a per unit bases. The agency receives 50% of the first months rent.
c. Site manager is trained to effectively show and rent units. No additional costs to the project if the site managers rent a unit.
d. Produce and monitor advertising - costs of advertisement paid by the project.
e. Weekly marketing reports are reviewed by management.
f. VRS uses a single marketing number (293-RENT) to collect and screen potential tenant calls.

D. <u>Summary of Fees</u>

1. Management Fee

a. 4 % of net rental income.
b. Net rental income is determined by deducting vacancies and bad debts from the projects gross potential rent, including garage rents.

2. On Site Personnel

a. Pro rated managers salary plus overhead
b. Maintenance by VRS employees on an hourly basis.
c. Independent subcontractors at their net fee.

3. Marketing

a. No charge for units rented by on site personnel.
b. Independent rental agency at their net fee.

4. All costs to be estimated and included in projects annual budget.

This agreement is effective __May 5, 2003__, and may be terminated by either party upon a 30 day written notice.

Valley Rental Service, Inc.
Howard H. Trapp
Property Manager

Dakota UPREIT LP
Gorman King Jr.
Chairman of the Board

EideBailly LLP

Consultants • Certified Public Accountants

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of our audit report, dated March 11, 2003, of the consolidated financial statements of Dakota Real Estate Investment Trust as of and for the periods ended December 31, 2002 and 2001 as part of the Regulation A Offering Statement Under the Securities Act of 1933 of Dakota Real Estate Investment Trust on Form 1-A, and the Offering Circular attached thereto and the reference to our firm therein.

Eide Bailly LLP

Fargo, North Dakota
July 21, 2003

Exhibit 7-1

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

CONSENT BY LAWYER

The undersigned, on behalf of the law firm of Vogel, Weir, Hunke & McCormick, Ltd., hereby consents to the issuer, Dakota Real Estate Investment Trust, utilizing their legal opinions in connection with a Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, and the Offering Circular attached thereto and incorporated therein by reference.

VOGEL, WEIR, HUNKE & McCORMICK, LTD.

Dated 7/30/03

By: [signature]
Sidney J. Spaeth
Vogel, Weir, Hunke & McCormick, Ltd.
502 First Avenue North
P.O. Box 1389
Fargo, ND 58107-1389

VOGEL
LAW FIRM

502 First Avenue North
Fargo, ND 58102-4804

Reply to: P.O. Box 1389
Fargo, ND 58107-1389

Telephone 701-237-6983
Fax 701-237-0847
E-mail: sspaeth@vogellaw.com

Offices in Fargo & Bismarck

July 3, 2003

Filing Desk
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Dakota Real Estate Investment Trust
Application for Sale of Securities Pursuant to a Regulation "A" Offering

Dear Sir/Madam:

We are counsel to Dakota Real Estate Investment Trust in connection with the preparation of a Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, pursuant to Regulation A, 17 CFR 230.251 *et seq.*

As counsel, we are familiar with the Amended and Restated Declaration of Trust, the contents of the Regulation A Offering Statement Under the Securities Act of 1933 mentioned above, the Offering Circular, attached exhibits, and such other documents pertaining to the formation of the registered business trust and applicable provisions of both state and federal law as we deem necessary for the purpose of rendering this opinion. Based upon the foregoing, it is our opinion that:

1. The registered business trust is a duly organized and validly existing registered business trust under the laws of the State of North Dakota.

2. When issued and sold in accordance with the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, and the Amended and Restated Declaration of Trust, said Units of Beneficial Interest (Shares) will constitute valid, legally issued, fully paid non-assessable ownership interests in Dakota Real Estate Investment Trust.

Exhibit 9-1

We hereby consent to the filing of this opinion as an exhibit to to the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, pursuant to Regulation A, 17 CFR 230.251 *et seq*.

Very truly yours,

VOGEL, WEIR, HUNKE & McCORMICK, LTD.

By______________________________
Sidney J. Spaeth

NASD
Corporate Financing Department
9509 Key West Avenue
Rockville, MD 20850

NASD

January 12, 2004

Capital Financial Services, Inc.
#1 North Main Street
MINOT, ND 58703

Attn: Corporate Financing Department

Re: **SEC #: 024-10063**
CIK #: 0001074922
NASDR Filing ID: 2003-0825-001
Dakota Real Estate Investment Trust
444,444 - TRUST

Dear Sir/Madam:

In connection with the above referenced offering, the Corporate Financing Department (the "Department") has reviewed the information contained in the following documents:

(1) the initial Corporate offering transmittal received August 22, 2003, and the amended/revised Corporate offering transmittals received January 8, 2004, August 25, 2003, August 26, 2003, October 13, 2003, October 30, 2003, October 31, 2003, November 13, 2003, December 8, 2003 and December 29, 2003; and

(2) the form of 2003Form1-A Amend2.txt, 2003Offering Circular-amend.txt, NDCapUWAgmt.txt, Offering Circular, Offering Statement, Offering Statement Amendment, taxopinion.pdf and UnderwriterAgmtCFS.txt received as of the date of this letter.

We understand that your firm intends to act as the representative of the underwriters in this offering on a Best Efforts basis.

This will confirm that on January 7, 2004, acting in reliance upon the information contained in the above documents, the Department decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires any amendments to the above documents, including a specific notification as to any change(s) in the public offering price and/or number of shares prior to or at the time of pricing and a copy of the final prospectus to be filed on a timely basis for review. If such amendments or prospectus indicate a substantial modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's determination.

This is an advisory opinion of the Department's staff based on the information as presented to the association in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. Please note that this opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.

Very truly yours,

Nileema Pargaonker
Coordinating Analyst
Corporate Financing Department

cc: Gordon D. Dihle, Esq.

NASDR District No. 4KC

Reviewing Authority SEC Main Office

Form U-2

UNIFORM CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, **Dakota Real Estate Investment Trust**, a registered business investment trust organized under the laws of the State of North Dakota, for the purpose of complying with both state and federal laws of the States of North Dakota and Minnesota and the United States of America relating to either the registration, exemption, or sale of securities, hereby irrevocably appoints the Commissioners of the United State Securities and Exchange Commission and/or the Securities Commissioner and the successors of such office, its attorney in the State of North Dakota and/or the Secretary of Commerce and the successors of such office, its attorneys in the State of Minnesota, upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with the sale of securities or out of violation of the aforesaid laws of said States; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue by service of process upon said officer(s) the same effect as if the undersigned was organized or created under the laws of said States and had lawfully been served with process in said States.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Sidney J. Spaeth
VOGEL, WEIR, HUNKE & McCORMICK, LTD.
P.O. Box 1389
Fargo, ND 58107

DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: 7-14, 2003.

By [signature]
George Gaukler, President
Dakota Real Estate Investment Trust

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF BARNES)

On this 14th day of July, 2003, before me, the undersigned officer, personally appeared George Gaukler, known personally to me to be the President of the above-named business trust, and that he, as such officer, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the business trust by himself as such officer on the date indicated herein.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(SEAL) SARA J SCHUH
Notary Public
State of North Dakota
My Commission Expires October 2, 2007

[signature]

Exhibit 11a-1

Form U-2A

Uniform Corporate Resolution
Uniform Form of Corporate Resolution of

DAKOTA REAL ESTATE INVESTMENT TRUST

RESOLVED, that it is desirable and in the best interest of this Business Trust that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or any Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Business Trust as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Business Trust any and all such acts as they deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority from this Business Trust and the approval and ratification by this Business Trust of the papers and documents so executed and the action so taken.

CERTIFICATE

The undersigned hereby certifies that he is the President of Dakota Real Estate Investment Trust, a business trust organized and existing under the laws of the State of North Dakota; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Trustees of said business trust held on April 28, 2003, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this_________day of August, 2003.

President

Exhibit 11b-1

Larkin
Hoffman
ATTORNEYS

Larkin Hoffman Daly & Lindgren Ltd.

1500 Wells Fargo Plaza
7900 Xerxes Avenue South
Minneapolis, Minnesota 55431-1194

GENERAL: 952-835-3800
FAX: 952-896-3333
WEB: www.larkinhoffman.com

January 14, 2004

Dakota Real Estate Investment Trust
Dakota UPREIT Limited Partnership
1121 Westrac Drive
Fargo, North Dakota 58103

Ladies and Gentlemen:

We have acted as special tax counsel to Dakota Real Estate Investment Trust (the "Trust"), a North Dakota real estate investment trust, and Dakota UPREIT Limited Partnership, ("UPREIT"), a North Dakota limited partnership, in connection with the registration of 444,444 Units of Beneficial Interest ("Shares") of the Trust. This opinion letter is furnished in connection with the filing with the Securities and Exchange Commission ("SEC"), on or about January 14, 2004, of a Regulation A Offering Statement relating to the Shares (the "Offering Circular"). Unless otherwise defined herein or the context hereof otherwise requires, each term used herein with initial capitalized letters has the meaning given to such term in the Offering Circular.

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder (including proposed and temporary Treasury regulations), and interpretations of the foregoing as expressed in court decisions, legislative history, and administrative determinations of the Internal Revenue Service (the "IRS") (including its practices and policies in issuing private letter rulings, which are not binding on the IRS, except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to changes (which may apply prospectively or retroactively) that could cause this opinion to no longer be valid. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to any such issue or that a court will not sustain a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including (but not limited to) the following: (1) the Offering Circular; (2) the Trust's Declaration of Trust dated May 13, 1997, and amended and restated on September 26, 2000 and on October 25, 2002 (the "Declaration of Trust"); and (3) the Limited Partnership Agreement of UPREIT dated October 1, 2000 (the "Partnership Agreement"). The opinions set forth in this letter are also premised on certain written representations of the Trust and UPREIT contained in letters to us dated January 14, 2004 including representations regarding the assets,

operations, activities and ownership of the Trust and UPREIT (the "Management Representation Letters").

For purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Management Representation Letters. We consequently have relied upon the representations in the Management Representation Letters to the effect that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. Any inaccuracies in or alteration of such information may adversely affect our opinion. Finally, our opinion is limited to the tax matters specifically covered herein, and we have not addressed, nor have we been asked to address, any other matters, including other tax matters, relevant to the Trust, UPREIT, or any other person.

Moreover, we have assumed, with your consent, that, insofar as relevant to the opinions set forth herein:

(1) the Trust and UPREIT have been and will be operated in the manner described in the Management Representation Letters and the Offering Circular (including the various SEC filings incorporated therein by reference) and in the Partnership Agreement, Declaration of Trust or other organizational documents;

(2) as set forth in the Management Representation Letters, the Trust has taken and will continue to take measures to ensure that services provided to its tenants are either: (a) "usually or customarily rendered" and not otherwise considered "rendered to tenants;" (b) provided by either (i) an entity that qualifies as an "independent contractor," as defined in Section 856 of the Code and the Treasury regulations thereunder, from which the Trust receives no income, or (ii) a "taxable REIT subsidiary" within the meaning of Section 856(l)(1) of the Code; or (c) do not result in the Trust having more than a "de minimus" amount of "impermissible tenant service income" under Section 856(d)(7) of the Code with respect to any particular property during any taxable year;

(3) the Trust is a duly organized and validly existing registered and unincorporated business trust under the laws of the State of North Dakota and UPREIT is a duly organized and validly existing limited partnership under the laws of the State of North Dakota.

(4) the Trust has made a valid election to be taxed as a real estate investment trust ("REIT") pursuant to the filing of its federal income tax returns for its tax years ending December 31, 2000; December 31, 2001; and December 31, 2002, and will continue to make such elections on its timely filed federal income tax returns for all subsequent tax years;

(5) all of the obligations imposed by or described in the documents that we have reviewed, including obligations imposed under the Declaration of Trust and Partnership Agreement, have been and will continue to be performed or satisfied in accordance with their terms; and

(6) all documents that we have reviewed have been properly executed, are valid originals or authentic copies of valid originals, and all signatures thereon are genuine.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

(a) commencing with its tax year ending December 31, 2000 and continuing through the date hereof, the Trust has been organized in conformity with the requirements for qualification as a REIT under the Code, and that the Trust's prior, current and anticipated methods of operation have enabled and will enable it to satisfy the requirements under the Code to qualify as a REIT for federal income tax purposes;

(b) commencing with its tax year ending December 31, 2000 and continuing through the date hereof, UPREIT has been organized in conformity with the requirements for qualification as a partnership under the Code, and that UPREIT's prior, current and anticipated methods of operation have enabled and will enable it to satisfy the requirements under the Code to qualify as a partnership for federal income tax purposes; and

(c) the portions of the discussion in the Offering Circular under the caption "Material U.S. Federal Income Tax Consequences" that describe applicable U.S. federal income tax laws are correct in all material respects as of the date hereof.

We assume no obligation to advise you of any changes in our opinions or of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this letter. The Trust's qualification and taxation as a REIT depend upon (i) the Trust's satisfaction in the past of the requirements for qualification and taxation as a REIT; and (ii) the Trust's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code, as described in the Offering Circular with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to shareholders, the diversity of its share ownership and other factors. Larkin, Hoffman, Daly & Lindgren, Ltd. has not independently reviewed and will not independently review in the future the Trust's compliance with these requirements. Accordingly, no assurance can be given that the actual results of the Trust's operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders, the diversity of its share ownership for any given taxable year and other factors will satisfy the requirements under the Code for qualification and taxation as a REIT.

In rendering the opinions herein, Larkin, Hoffman, Daly & Lindgren, Ltd. has assumed the correctness of, and has relied upon, the representations of the Trust and UPREIT with respect to REIT and partnership qualification matters, including those set forth in the Management Representation Letters.

This opinion letter has been prepared for use in connection with the filing of the Offering Circular, and we hereby consent to the filing of this opinion letter as Exhibit 12 to the Offering

Circular, and to the reference to Larkin, Hoffman, Daly & Lindgren, Ltd. under the caption "Legal Matters" in the Offering Circular. In giving this consent, however, we do not admit thereby that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

Larkin, Hoffman, Daly & Lindgren, Ltd.

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.

871138.1